2004 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
& CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004

2004 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CONSOLIDATED DATA OF THE LAST 5 FINANCIAL YEARS	1

2004 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	2
1 - MAIN DEVELOPMENTS 2004 — 2003 - 2002	2
1.1. 2004 DEVELOPMENTS	4
1.2. 2003 DEVELOPMENTS	9
1.3. 2002 DEVELOPMENTS	12
2 - NEW ACCOUNTING STANDARD AND CHANGE IN ESTIMATE	14
2.1. NEW ACCOUNTING POLICY: CRC RULE 04-03 ISSUED ON MAY 4, 2004 CONCERNING THE CONSOLIDATION OF SPECIAL PURPOSE ENTITIES	14
2.2. NEW ACCOUNTING POLICY: NOTICE N°2004-E ISSUED ON OCTOBER 13, 2004 BY THE CNC URGENT ISSUES TASKFORCE	15
2.3. CHANGE IN PRESENTATION OF TELECOM OPERATION REVENUES	15
2.4. CHANGE IN ESTIMATE AT UNIVERSAL MUSIC GROUP	15
3 - STATEMENT OF INCOME 2004-2003-2002	16
3.1. CONSOLIDATED STATEMENT OF INCOME	16
3.2. ADJUSTED NET INCOME (LOSS)	16
3.3. COMPARISON OF 2004 VERSUS 2003	18
3.4. COMPARISON OF 2003 VERSUS 2002	20
4 - COMPARISON OF BUSINESS SEGMENT RESULTS 2004-2003-2002	22
4.1. REVENUES, OPERATING INCOME AND CASH FLOW FROM OPERATIONS BY BUSINESS SEGMENT AS PUBLISHED IN 2004 — 2003 - 2002	23
4.2. REVENUES, OPERATING INCOME AND CASH FLOW FROM OPERATIONS BY BUSINESS SEGMENT ON A COMPARABLE BASIS 2004 - 2003	24
4.3. COMMENTS ON REVENUES, OPERATING INCOME AND CASH FLOW FROM OPERATIONS FOR VIVENDI UNIVERSAL’S BUSINESSES	24
5 - LIQUIDITY UPDATE	35
5.1. LIQUIDITY MANAGEMENT AND CAPITAL RESOURCES	35
5.2. CREDIT RATINGS	37
5.3. CONSOLIDATED CASH FLOWS	37
5.4. DESCRIPTION OF VIVENDI UNIVERSAL’S COVENANTS	43
6 - UPDATE RELATED TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) PROJECT – 2005	43
7 - FORWARD LOOKING STATEMENTS	44

APPENDIX TO OPERATING AND FINANCIAL REVIEW AND PROSPECTS	46
1 - RECONCILIATION OF REVENUES AND OPERATING INCOME AS PUBLISHED TO REVENUES AND OPERATING INCOME ON A COMPARABLE BASIS FOR 2004	46
2 - RECONCILIATION OF REVENUES AND OPERATING INCOME AS PUBLISHED TO REVENUES AND OPERATING INCOME ON A COMPARABLE BASIS FOR 2003	47

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	48
CONSOLIDATED STATEMENT OF INCOME	49
CONSOLIDATED STATEMENT OF CASH FLOWS	50
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY	51
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES	52
NOTE 2. DATA RELATED TO THE MAIN OPERATIONS DIVESTED IN 2004, 2003 AND 2002 (UNAUDITED)	57
NOTE 3. CHANGES IN SCOPE IN 2004 AND 2003	57
3.1. NBC-UNIVERSAL TRANSACTION COMPLETED ON MAY 11, 2004	57
3.2. DIVESTITURE OF 15% OF VEOLIA ENVIRONNEMENT, PART OF VIVENDI UNIVERSAL’S 20.3% STAKE – DECEMBER 2004	60
3.3. OTHER 2004 AND 2003 CHANGES IN SCOPE	61
NOTE 4. GOODWILL AS OF DECEMBER 31, 2004, 2003 AND 2002	62
4.1. CHANGES IN GOODWILL	62
4.2. PURCHASE PRICE ALLOCATION OF THE 26% INTEREST IN SFR (FORMERLY KNOWN AS CEGETEL GROUPE S.A.)	63
4.3. PURCHASE PRICE ALLOCATION OF THE ENTERTAINMENT ASSETS OF INTERACTIVECORP (IAC)	63
4.4. IMPAIRMENT LOSSES	63
NOTE 5. OTHER INTANGIBLE ASSETS AS OF DECEMBER 31, 2004, 2003 AND 2002	65
NOTE 6. PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31, 2004, 2003 AND 2002	65
NOTE 7. INVESTMENTS IN EQUITY AFFILIATES AS OF DECEMBER 31, 2004, 2003 AND 2002	66
7.1. EQUITY AFFILIATES	66
7.2. CHANGE IN EQUITY AFFILIATES DURING THE YEAR	67
7.3. EQUITY ACCOUNTING OF ELEKTRIM TELEKOMUNIKACJA	67
7.4. SUPPLEMENTAL FINANCIAL INFORMATION WITH RESPECT TO EQUITY AFFILIATES	69
NOTE 8. OTHER INVESTMENTS AS OF DECEMBER 31, 2004, 2003 AND 2002	71
8.1. INVESTMENTS ACCOUNTED FOR USING THE COST METHOD	71
8.2. PORTFOLIO INVESTMENTS — SECURITIES	71
8.3. PORTFOLIO INVESTMENTS — OTHER	72
NOTE 9. ACCOUNTS RECEIVABLE AND OTHER AS OF DECEMBER 31, 2004, 2003 AND 2002	73
NOTE 10. MARKETABLE SECURITIES AS OF DECEMBER 31, 2004, 2003 AND 2002	73
NOTE 11. SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2004, 2003 AND 2002	74
11.1. TREASURY SHARES HELD BY VIVENDI UNIVERSAL AND ITS SUBSIDIARIES	74
11.2. STRIPPED SHARES	74
11.3. GOODWILL RECORDED AS A REDUCTION IN SHAREHOLDERS’ EQUITY	74
11.4. POTENTIAL DILUTIVE EFFECT OF OUTSTANDING FINANCIAL INSTRUMENTS	74
NOTE 12. MINORITY INTERESTS IN 2004, 2003 AND 2002	75

 i

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004.

NOTE 13. OTHER EQUITY: NOTES MANDATORILY REDEEMABLE FOR NEW SHARES OF VIVENDI UNIVERSAL	75
NOTE 14. PROVISIONS AS OF DECEMBER 31, 2004, 2003 AND 2002	75
NOTE 15. EMPLOYEE BENEFIT PLANS AS OF DECEMBER 31, 2004, 2003 AND 2002	76
NOTE 16. RESTRUCTURING COSTS AS OF DECEMBER 31, 2004, 2003 AND 2002	79
NOTE 17. FINANCIAL NET DEBT AS OF DECEMBER 31, 2004, 2003 AND 2002	80
17.1. FINANCIAL NET DEBT AS OF DECEMBER 31, 2004	80
17.2. FINANCIAL NET DEBT AS OF DECEMBER 31, 2003	81
17.3. FINANCIAL NET DEBT AS OF DECEMBER 31, 2002	82
17.4. SUPPLEMENTAL INFORMATION REGARDING LONG-TERM DEBT	82
NOTE 18. OTHER NON-CURRENT LIABILITIES AND ACCRUED EXPENSES AS OF DECEMBER 31, 2004, 2003 AND 2002	83
NOTE 19. ACCOUNTS PAYABLE AS OF DECEMBER 31, 2004, 2003 AND 2002	83
NOTE 20. OPERATING INCOME FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002	83
20.1. BREAKDOWN OF REVENUES AND COSTS OF REVENUES	83
20.2. RESEARCH AND DEVELOPMENT COSTS	83
20.3. PERSONNEL COSTS AND NUMBERS OF EMPLOYEES	83
NOTE 21. COMPENSATION FOR EXECUTIVE OFFICERS, SENIOR EXECUTIVES AND DIRECTORS IN 2004	84
21.1. COMPENSATION OF EXECUTIVE OFFICERS	84
21.2. COMPENSATION OF CHAIRMAN AND CHIEF EXECUTIVE OFFICER	84
21.3. COMPENSATION OF SENIOR EXECUTIVES	84
21.4. COMPENSATION OF DIRECTORS	84
NOTE 22. OTHER FINANCIAL EXPENSES, NET OF PROVISIONS, FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002	85
NOTE 23. GAIN (LOSS) ON BUSINESSES SOLD, NET OF PROVISIONS, FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002	86
NOTE 24. INCOME TAX FOR THE 2004, 2003 AND 2002 FISCAL YEARS	87
24.1. CONSOLIDATED GLOBAL PROFIT TAX SYSTEM	87
24.2. COMPONENTS OF INCOME TAX	88
24.3. EFFECTIVE INCOME TAX RATE	89
24.4. COMPONENTS OF DEFERRED TAXES ASSETS AND LIABILITIES	89
24.5. TAX AUDITS	90
NOTE 25. CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, 2002	90
25.1. DEPRECIATION AND AMORTIZATION	90
25.2. CHANGES IN WORKING CAPITAL	90
25.3. CASH DIVIDENDS	91
25.4. NON-CASH INVESTING AND FINANCING ACTIVITIES	91
NOTE 26. BUSINESS SEGMENT DATA FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, 2002	91
26.1. GEOGRAPHIC DATA	91
26.2. BUSINESS SEGMENT DATA	92
NOTE 27. RELATED PARTY TRANSACTIONS WHICH OCCURRED DURING THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002	95
27.1. RELATED COMPANIES	95
27.2. RELATED PARTIES	96
NOTE 28. COMMITMENTS AND CONTINGENCIES	97
28.1. PROCEDURES	97
28.2. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS GIVEN AS OF DECEMBER 31, 2004, 2003 AND 2002	97
28.3. SPECIFIC COMMITMENTS GIVEN AS OF DECEMBER 31, 2004	98
28.4. COMMITMENTS RECEIVED AS OF DECEMBER 31, 2004	101
28.5. CONTINGENT LIABILITIES	102
28.6. COLLATERAL AND PLEDGES AS OF DECEMBER 31, 2004	105
28.7. FINANCIAL INSTRUMENTS AS OF DECEMBER 31, 2004, 2003 AND 2002	105
28.8. ENVIRONMENTAL MATTERS	109
NOTE 29. STOCK BASED COMPENSATION AS OF DECEMBER 31, 2004, 2003 AND 2002	109
29.1. EMPLOYEE STOCK OPTION PLANS	109
29.2. EMPLOYEE STOCK PURCHASE PLANS	111
NOTE 30. SIGNIFICANT SUBSIDIARIES AS OF DECEMBER 31, 2004 AND 2003	113
NOTE 31. SUBSEQUENT EVENTS	114
UNAUDITED SUPPLEMENTAL FINANCIAL DATA	115
1.1. CONDENSED STATEMENT OF INCOME	116
1.2. CONDENSED STATEMENT OF FINANCIAL POSITION	116
1.3. CONDENSED STATEMENT OF CASH FLOWS	116
UNAUDITED ESTIMATED IMPACT OF THE PROPORTIONATE CONSOLIDATION OF ELEKTRIM TELEKOMUNIKACJA	116
2.1. WITH PROPORTIONATE CONSOLIDATION OF PTC	117
2.2. BASED ON FINANCIAL STATEMENTS IN WHICH PTC IS NOT CONSOLIDATED	117

 ii

CONSOLIDATED DATA OF THE LAST 5 FINANCIAL YEARS

	Year ended December 31,
			2002 with VE
			accounted for
	2004 as	2003 as	using the equity	2002 as	2001 as	2000	2000 as
(In millions of euros)	published	published	method(a)	published	published	restated (b)	published
Revenues	€21,428	€25,482	€28,112	€58,150	€57,360	€41,580	€41,798
Operating income	€3,476	€3,309	€1,877	€3,788	€3,795	€1,823	€2,571
Income (loss) before gain (loss) on businesses sold, net of provisions, income tax, equity affiliates, goodwill amortization and minority interests	2,774	2,102	(2,217)	(954)	1,867	1,061	1,938
Gain on businesses sold, net of provisions / exceptional items(b)	(140)	602	1,125	1,049	2,365	3,812	2,947
Goodwill amortization and impairment losses	(669)	(2,912)	(19,434)	(19,719)	(15,203)	(634)	(634)
Minority interests	(1,030)	(1,212)	(574)	(844)	(594)	(625)	(625)
Net income (loss)	€754	€(1,143)	€(23,301)	€(23,301)	€(13,597)	€2,299	€2,299
Earnings (loss) per share — basic	0.70	(1.07)	(21.43)	(21.43)	(13.53)	3.63	3.63
Earnings (loss) per share — diluted	0.63	(1.07)	(21.43)	(21.43)	(13.53)	3.41	3.41
Intangible assets, net (including goodwill, net)	23,195	29,567	34,768	34,768	60,919	67,313	67,313
Shareholders’ equity	€13,621	€11,923	€14,020	€14,020	€36,748	€56,675	€56,675
Equity and quasi-equity(c)	17,580	17,852	20,517	20,517	46,956	66,462	66,462
Net cash provided by operating activities	4,798	3,886	2,795	4,670	4,500	2,514	2,514
Capital expenditures and purchases of investments	€1,947	€5,974	€3,729	€8,926	€13,709	€38,343	€38,343
Financial Net Debt(d)	€3,135	€11,565	€12,337	€12,337	€37,055	€35,535	€35,535

(a)	This condensed French GAAP financial data presents Vivendi Universal’s consolidation scope as of December 31, 2002. Veolia Environnement is accounted for using the equity method from January 1, 2002, instead of December 31, 2002. In this document, references to GAAP or French GAAP refer to generally accepted accounting principles in France.

(b)	Restated to reflect changes in accounting policies and financial statement presentation adopted in 2001. As permitted by CRC Rule 99.02 (§41), Vivendi Universal elected to present its Consolidated Statement of Income in a format that classifies income and expenses by function rather than by category, which was the format previously presented, and the definition of exceptional items was restricted to gain (loss) on businesses sold, net of provisions. Prior to 2001, Vivendi Universal adopted a broader definition of exceptional items, including restructuring costs, plant dismantling and closure costs and the effect of guarantees given when exercised, among others. These items are now included as a component of operating income or financing expense when they concern the impairment of financial assets.

(c)	Including total shareholders’ equity, minority interests and other equity (notes mandatorily redeemable in new shares of Vivendi Universal), which are separate lines in the Consolidated Statement of Financial Position.

(d)	Financial Net Debt, a non-GAAP measure, is defined as gross financial debt (sum of long-term debt, bank overdrafts and other short-term borrowings which are separate lines in the Consolidated Statement of Financial Position) less cash and cash equivalents, as presented in the Consolidated Statement of Financial Position. Until 2001, Vivendi Universal used a notion corresponding to Financial Net Debt less other marketable securities, short-term loans receivable, and net interest-bearing long-term loans receivable.

2004 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Preliminary note:

Vivendi Universal considers the following non-GAAP measures to be important indicators of Vivendi Universal’s operating or financial performance:

•	Adjusted net income (loss)

•	Revenues and operating income on a comparable basis

•	Consolidated and proportionate cash flow from operations as published and on a comparable basis

•	Financial Net Debt

These measures are each defined in the appropriate section of this document. They should be considered in addition to, not as a substitute for, other measures reported in accordance with GAAP as presented in the Consolidated Financial Statements and their supplemental information, or cited in the financial report itself. Moreover it should be emphasized that these indicators as determined by Vivendi Universal may be defined and calculated differently by other companies, thereby affecting comparability.

		Year ended December 31,
(In millions of euros)	section	2004	2003	2002
Adjusted net income (loss)	3.2	1,380	349	(514)
Revenues on a comparable basis	4.2	18,893	17,972	na*
Operating income on a comparable basis	4.2	3,117	2,216	na*
Cash flow from operations as published	4.2	4,747	4,371	3,373
Cash flow from operations on a comparable basis	4.2	4,023	2,976	na*
Proportionate cash flow from operations on a comparable basis	5.3	2,451	1,514	na*
Financial net debt	5	3,135	11,565	12,337

*na: not applicable

1 - MAIN DEVELOPMENTS 2004–2003–2002

Over the last three years, the Vivendi Universal group has evolved considerably, by divesting almost €24.6 billion1 in assets and investing approximately €24.1 billion2 (including the acquisition of an additional 16% stake in Maroc Telecom in January 2005). The group’s revenues were divided by 2.7, operating income remained almost stable and Financial Net Debt was divided by 11.8. Following this important reorganization, Vivendi Universal emerged as a major player in the Media and Telecom industries. In 2004, Vivendi Universal consolidated its position in its strategic businesses.

The divestitures completed since January 2002 reduced Financial Net Debt by €19.7 billion, including €16.7 billion with respect to the divestitures plan approved by the Board of Directors on September 25, 2002. As a result, Vivendi Universal exceeded the initial goal of €12.0 billion of reduction in Financial Net Debt within 18 months and the target of reduction in Financial Net Debt was increased to €16.0 billion in 2003. In particular, the combination of Vivendi Universal Entertainment LLLP (VUE) and National Broadcasting Company, Inc. (NBC) resulted from an accounting standpoint in the divestiture of 80% of VUE and the acquisition of 20% of NBC. An enterprise value of approximately €10.2 billion was attributed to VUE in this transaction, corresponding to the related reduction in Financial Net Debt (€5.3 billion) and to the value of the 20% stake received in NBC (€4.9 billion).

[1]	Represents the impact on the Financial Net Debt (€19.7 billion) and the value of assets received as a result of the divestitures (€4.9 billion).

[2]	Represents the impact on the Financial Net Debt (€12.3 billion) and the value of the exchanged stake (€11.8 billion).

Divestitures completed were as follows:
For more details, please refer to the following sections 1.1, 1.2 and 1.3 hereafter.

		Cash and
		cash	Financial gross	Impact on financial net
Date	Assets	equivalents	debt	debt
		(in millions of euros)
June / December 2002	Veolia Environnement(a)	€3,335	€—	€3,335
June / July 2002	VUP — Professional and Health divisions	894	37	931
June 2002	Canal+ Digital	264	—	264
July 2002	Interest in Lagardère	44	—	44
August 2002	Vizzavi	143	—	143
December 2002	Houghton Mifflin	1,195	372	1,567
December 2002	Interest in Echostar	1,037	—	1,037
December 2002	VUP publishing activities in Europe	1,121	17	1,138
December 2002	Sithe Energies Inc.	319	—	319
	Other divestitures (including divestiture fees)	219	—	219

	Sales of investments in 2002 (excluding Veolia Environnement)	8,571	426	8,997

June 2002	Vinci shares(b)	291	—	291

	Total 2002(c)	€8,862	€426	€9,288

February 2003	Consumer Press division	200	—	200
February 2003	Canal+ Technologies	191	—	191
February / June 2003	InterActiveCorp warrants	600	—	600
April 2003	Telepiù(d)	457	374	831
May 2003	Fixed line telecommunication in Hungary(e)	10	305	315
May 2003	Comareg	135	—	135
May 2003	Interest in Vodafone Egypt	43	—	43
June 2003	Interest in Sithe International	40	—	40
October 2003	Canal+ Nordic(f)	48	—	48
	Other divestitures (including divestiture fees)	(316)	239	(77)

	Sales of investments in 2003	1,408	918	2,326
June 2003	VUE real estate(b)	276	—	276

	Total 2003	€1,684	€918	€2,602

February 2004	Atica & Scipione	31	10	41
March 2004	Sportfive	274	—	274
May 2004	Vivendi Universal Entertainment(g)	2,312	2,984	5,296
May 2004	Kencell	190	—	190
June 2004	Monaco Telecom	169	—	169
June / August 2004	“flux-divertissement” businesses at StudioExpand and Canal+ Benelux	49	(7)	42
June 2004	Egée and Cèdre Towers	84	—	84
August 2004	Interest in VIVA Media	47	—	47
October 2004	UCI Cinemas	170	—	170
December 2004	15% of Veolia Environnement	1,497	—	1,497
	Other divestitures (including divestiture fees)	(118)	46	(72)

	Sales of investments in 2004	4,705	3,033	7,738
Septembre 2004	Canal+ Group headquarters(b)	108	—	108

	Total 2004	€4,813	€3,033	€7,846

	Total divestitures completed between 2002 and 2004	€15,359	€4,377	€19,736

	including the divestiture plan decided by the Board of Directors (between July 2002 and December 2004)	€12,387	€4,340	€16,727

(a)	This transaction led to the deconsolidation of Veolia Environnement debt (€15.7 billion) and the accounting of Veolia Environnement using the equity method as of December 31, 2002.

(b)	Divestiture of assets not included in the line “sales of investments” of the consolidated statement of cash flows but part of the divestiture plan approved by the Board of Directors on September 25, 2002.

(c)	Includes the impact of €6,279 million on Financial Net Debt for the second half of 2002, excluding Veolia Environnement.

(d)	Includes a €13 million adjustment corresponding to the reimbursement of accounts payable net of debt.

(e)	Excludes the promissory note of €10 million received by Vivendi Universal in August 2004.

(f)	Excludes a residual amount of approximately €7 million of deferred purchase consideration received in the first quarter of 2004 and excludes inter-company loans.

(g)	Corresponds to gross cash proceeds of €3,073 million, net of transaction fees and other (€107 million), MEI proceeds (€40 million) and cash closing adjustments (€614 million). Please refer to section 5.3.3 “Net cash provided by (used for) investing and financing activities”. From an accounting standpoint, the combination of NBC and VUE was recorded as the divestiture of 80% of Vivendi Universal’s stake in VUE, and the concurrent acquisition of a 20% stake in NBC.

In addition, total acquisitions signed between January 2002 and December 2004 amounted to €24.1 billion, representing an increase of €12.3 billion in Financial Net Debt and €11.8 billion of exchange of interests.

Acquisitions completed were as follows:
For more details, please refer to the following sections 1.1, 1.2 and 1.3.

		Cash and
		cash	Financial gross	Impact on		Exchange of
Date	Assets	equivalents	debt	financial net debt		interests	Total impact
		(in millions of euros)
January 2002	Echostar shares	€1,699	€—	€1,699		€—	€1,699
January 2002	Interest in Sportfive	122	—	122		—	122
	Other	179	—	179		—	179

	Purchases of investments in 2002	2,000	—	2,000		—	2,000
May 2002	Entertainment assets of InterActiveCorp	1,757	2,507	4,264	(a)	6,871	11,135

	Total 2002	€3,757	€2,507	€6,264		€6,871	€13,135
January 2003	Additional 26% interest in SFR (ex Cegetel Group S.A.)	4,011	—	4,011		—	4,011
March 2003	Closing of contractual guarantees to former Rondor shareholders	207	—	207		—	207
December 2003	Telecom Développement	56	162	218		—	218
	Other	148	(24)	124		—	124

	Purchases of investments in 2003	4,422	138	4,560		—	4,560
January 2004	DreamWorks(b)	94	—	94		—	94
March 2004	Sportfive — exercise of put option by Jean-Claude Darmon	30	—	30		—	30
May 2004	VUE — exercise of call option on Barry Diller’s stake (1.5%)	226	—	226		—	226
May 2004	VUE — acquisition of 20% interest in NBC	—	—	—	(c)	4,929	4,929
	Other	57	(6)	51		—	51

	Purchases of investments in 2004	407	(6)	401		4,929	5,330

	Total completed between 2002 and 2004	€8,586	€2,639	€11,225		€11,800	€23,025

November 2004	Additional 16% interest in Maroc Telecom (estimation)(d)	1,100	—	1,100		—	1,100

	Total acquisitions signed between January 2002 and December 2004	€9,686	€2,639	€12,325		€11,800	€24,125

(a)	Contribution of 320.9 million USANi LLC shares held by Vivendi Universal and stakes of 5.44% and 1.5% in VUE issued to InterActiveCorp (IAC, formerly known as USA Interactive and prior thereto as USA Networks, Inc.) and to Barry Diller, respectively, and after deduction of IAC warrants received by Vivendi Universal.

(b)	Includes the purchase of the music rights catalog as well as the advance on the film rights distribution agreement.

(c)	From an accounting standpoint, the combination of NBC and VUE is recorded as the divestiture of 80% of Vivendi Universal’s stake in VUE, and the concurrent acquisition of a 20% stake in NBC.

(d)	Signed on November 18, 2004 and completed on January 4, 2005.

1.1. 2004 DEVELOPMENTS

In 2004, Vivendi Universal achieved its main goals: the finalization of the strategic alliance between VUE and NBC to form NBCU (20% controlled and 18.5% owned by Vivendi Universal); the divestiture of 15% out of the 20.3% stake held in Veolia Environnement; the conclusion of an agreement with the Kingdom of Morocco in order to acquire an additional 16% interest in Maroc Telecom to increase Vivendi Universal’s stake to 51%; and the admission to the French Consolidated Global Profit Tax System, which should generate maximum tax savings of approximately €3.8 billion. The finalization of the divestiture program contributed to the reduction in Financial Net Debt, which totaled €3,135 million as of December 31, 2004. Given the current level of debt, associated with the decrease in financing expense following the debt rating upgrades (back to investment grade by the three rating agencies) and the redemption of the High Yield Notes. Vivendi Universal management views the financial flexibility of the group as fully restored (please refer to section 5 “Liquidity update”).

In addition, the actions taken in 2004 reflect the priority given to the management of the group’s businesses in order to reinforce its position among the main European players in Media and Telecom. In particular, Canal+ Group won exclusive rights to the French National Football League 1 for three seasons (2005-2008), signed an agreement for exclusive first broadcasts of all of the movies produced by Twentieth Century Fox and signed many agreements in order to reinforce its partnership with the French movie industry and to improve its supply of movies. Universal Music Group (UMG) continued its restructuring efforts and its actions to fight against piracy and counterfeiting. A new management team was put in place in January 2004 at Vivendi Universal Games (VUG) in order to set up an efficient international organization. SFR Cegetel launched France’s first public 3G offer (UMTS) on June 16, 2004 and became the first operator to commercialize 3G telephone services to the general public in France at the beginning of November 2004. Lastly, Maroc Telecom continued, notably, to develop the penetration and use of mobile telecom in order to stimulate growth in the market in which it operates.

1.1.1. Combination of VUE and NBC to form NBC Universal (“NBC-Universal transaction”) – May 2004

A description of the transaction is also presented in Note 3.1 to the Consolidated Financial Statements “NBC-Universal transaction completed on May 11, 2004”.

On October 8, 2003, Vivendi Universal and General Electric (GE) announced the signing of a definitive agreement3 for the combination of the respective businesses of NBC and VUE. This transaction, which completed on May 11, 2004, resulted, from an accounting standpoint, on the one hand, in the divestiture of 80% of Vivendi Universal’s interest in VUE for an amount of €8,002 million (corresponding to gross cash proceeds of €3,073 million and value of interests received in NBC of €4,929 million, before Universal Studios Holding Corp minority interests) and, on the other hand, in the concurrent acquisition of a 20% interest in NBC (for €4,929 million). The new company, called NBC Universal (NBCU), is 80% owned and controlled by GE, with 18.5% owned and 20% controlled by Vivendi Universal (through its subsidiary, Universal Studios Holding Corp.) as presented in the following organizational chart:

[3]	Main shareholder agreements entered into with GE relating to the NBC-Universal transaction are available at http://finance.vivendiuniversal.com.

(*) Before the closing of the NBC-Universal transaction, Vivendi Universal exercised the call option on Barry Diller’s 1.5% stake in VUE for $275 million (€226 million).

NBCU’s assets mainly include: the NBC Television Network, Universal Pictures studios, television production studios (NBC Studios and Universal Television), a portfolio of cable networks, 14 NBC local stations, Spanish-language TV broadcaster Telemundo and its 15 Telemundo local stations, and interests in five theme parks.

As part of the NBC-Universal transaction, GE paid at closing $3.65 billion (€3.073 billion) of cash consideration to Universal Studios Holding Corp. In addition, as a result of this transaction Vivendi Universal transferred approximately $4.3 billion (€3.6 billion) of VUE’s consolidated gross financial debt to NBCU and thus reduced its Financial Net Debt by approximately $6.3 billion (€5.3 billion), after cash adjustments (please refer to section 5.3. “Consolidated cash flows”).

Under the terms of the NBC-Universal transaction, Vivendi Universal (i) was responsible for the cost of the defeasance of covenants of the VUE Class A preferred interests (€657 million; i.e., €607 million after minority interests), (ii) is responsible for the net costs of the dividends of 3.6% per annum on the VUE Class B preferred interests (€298 million; i.e., €275 million after minority interests) and (iii) will receive from NBCU, when certain put/call rights relating to the VUE Class B preferred interests are exercised, the potential after-tax economic benefit related to the divestiture of the 56.6 million shares of IAC stock transferred to NBCU as part of the NBC-Universal transaction (above $40.82 per share). The closing of the transaction was subject to the defeasance of certain covenants, implemented in accordance with the terms of the VUE Partnership Agreement. This defeasance occurred on May 11, 2004, immediately prior to the closing of the NBC-Universal transaction. Please also refer to Note 3.1 to the Consolidated Financial Statements “NBC-Universal transaction completed on May 11, 2004”.

Under the terms of the NBC-Universal transaction, Vivendi Universal pledged a portion of its NBCU stock (approximately $1 billion) to secure its obligations with respect to the defeasance of covenants of the VUE Class A preferred interests. This pledge was released on January 28, 2005. In addition, so long as Vivendi Universal holds 3% of the capital stock of NBCU, GE will receive an additional non-pro-rata dividend from NBCU to fully cover the after-tax cost of 94.56% of the 3.6% per annum cash coupon on VUE Class B preferred interests. Vivendi Universal also has certain contingent obligations in connection with the NBC-Universal transaction relating to taxes, retained businesses and liabilities, the divestiture of certain businesses and other matters customary for a transaction of this type. Please also refer to Note 28 to the Consolidated Financial Statements “Commitments and Contingencies”.

As part of the agreements with GE, Vivendi Universal is entitled to sell its stake in NBCU under mechanisms providing for exit conditions at fair market value. As a result, Vivendi Universal will be able to sell its shares on the market beginning in 2006, for an amount up to $3 billion in 2006 and $4 billion in 2007 and each year thereafter. GE will have the right to pre-empt any of Vivendi Universal’s sales to the market. Under certain circumstances, if Vivendi Universal does exercise its right to sell its shares on the market and if GE does not exercise its pre-emption right, Vivendi Universal will be able to exercise a put option to GE. Lastly, for a 12-month period commencing on the fifth anniversary of the closing of the NBC-Universal transaction (i.e., as of May 11, 2009), GE will have the right to call either (i) all of Vivendi Universal’s NBCU shares or (ii) $4 billion of Vivendi Universal’s NBCU shares, in each case at the greater of their market value at the time the call is exercised or their value as determined at the time of the NBC-Universal transaction. If GE calls $4 billion, but not all, of Vivendi Universal’s NBCU shares, GE must call the remaining NBCU shares held by Vivendi Universal by the end of the 12-month period commencing on the sixth anniversary of the closing of the NBC-Universal transaction (i.e., as of May 11, 2010).

In addition to the exit rights described above, as part of the agreements with GE, Vivendi Universal has certain veto, board designation, information and consent rights in NBCU. Vivendi Universal initially holds three out of 15 seats on the board of directors of NBCU. Vivendi Universal’s governance rights in NBCU may terminate, under certain circumstances, upon a change in control of Vivendi Universal.

For 2004, the impact of the NBC-Universal transaction on Vivendi Universal’s earnings corresponded to a €1,793 million capital loss, which can be analyzed as follows:

–	a capital gain of $653 million, before a $290 million tax impact, resulting in an after-tax profit of $363 million (€312 million). The carrying value in dollars of disposed assets did not exceed the transaction value in dollars;

–	a - €2,105 million foreign currency translation adjustment (with no impact on cash position or on shareholders’ equity), as Vivendi Universal reclassified to net income 80% of a cumulative foreign currency translation adjustment related to VUE (previously recorded as a reduction of shareholders’ equity and resulting from the depreciation of the dollar versus the euro since VUE’s acquisition date).

In addition, in the context of the NBC-Universal transaction, Vivendi Universal has expanded VUE’s relationship with DreamWorks Pictures for seven years, and UMG acquired DreamWorks Records for €94 million in January 2004. The label’s roster and catalog are comprised of rock and pop, country, urban, film scores and soundtracks, and Broadway cast recordings.

1.1.2. Divestiture of 15% of Veolia Environnement, part of Vivendi Universal’s 20.3% stake – December 2004

In December 2004, Vivendi Universal disposed of 15% of Veolia Environnement, part of its 20.3% stake in Veolia Environnement through three transactions: (i) 10% was placed under an accelerated book building procedure for total proceeds of €997 million (€24.65 per share) on December 9, (ii) 2% was sold to Veolia Environnement for €195 million (€23.97 per share) and (iii) 3% was sold to Société Générale for €305 million (€24.65 per share).

The last two transactions were carried out following the non-exercise of the call options granted by Vivendi Universal in November 2002 to certain institutional shareholders of Veolia Environnement relative to Vivendi Universal’s stake in that company. The exercise price was €26.50 per share. As these options expired on December 23, 2004, the related premium recorded as a deferred income in the amount of €173 million in December 2002 was recognized in “Other financial expenses, net of provisions” on their expiry date.

Overall, Vivendi Universal received a total amount of €1,497 million in these transactions, generating an after-tax capital gain of €1,485 million. From a tax standpoint, the associated capital gain of €477 million was offset by Vivendi Universal current capital losses and therefore, did not result in any cash capital gain tax.

Veolia Environnement, which was fully consolidated until December 31, 2002 and accounted for using the equity method thereafter, was fully deconsolidated on December 9, 2004. Currently, Vivendi Universal retains 5.3% of Veolia Environnement subject to a lock-up period of 180 days starting on December 9, 2004.

In addition, Vivendi Universal and Société Générale entered into a 3-year derivative transaction that enables Vivendi Universal to benefit from any potential capital gains on 5% of Veolia Environnement over a price of €23.91 per share. This derivative may be settled by Vivendi Universal at anytime from December 9, 2005, exclusively in cash. The premium due by Vivendi Universal to Société Générale is recorded in “Portfolio Investments—Other” at its net present value (€68 million as of December 31, 2004) and is payable in thirds for three years, starting January 10, 2005.

At the same time, in order to finalize the financial separation from its former subsidiary, Vivendi Universal decided to substitute a third party in its guarantee commitments with respect to network renewal costs, granted to Veolia Environnement in June 2000 and in December 2002. For this purpose, on December 21, 2004, Vivendi Universal signed a contract of perfect delegation with Veolia Environnement and a third party to transfer all its residual obligations towards Veolia Environnement. As a result, Vivendi Universal paid the third party a balance of €194 million corresponding to the present value on that day of the maximum exposure until 2011 (including 2004 renewal costs of €35 million). The costs for 2004 were accounted for as an operating expense. The remaining balance was recorded as a loss on businesses sold, net of provisions.

Please refer to Note 3.2 to the Consolidated Financial Statements “Divestiture of 15% of Veolia Environnement, part of Vivendi Universal’s 20.3% stake – December 2004”.

1.1.3. Maroc Telecom in 2004: listing on the Casablanca and Paris Stock Exchanges and execution of an agreement for the acquisition of 16% of the capital by Vivendi Universal

Listing of Maroc Telecom on the Casablanca and Paris Stock Exchanges: The shares of the historical telecom operator in the Kingdom of Morocco have traded on the Casablanca Stock Exchange and the Euronext Paris S.A. Premier Marché since December 13, 2004. The introduction price was fixed at MAD 68.25 per share (€6.16 per share based on the dirham/euro exchange rate as of December 10, 2004). At December 31, 2004, the market price was €8.41 per share. 130,985,210 shares were sold by the Kingdom of Morocco as part of the offer, representing 14.9% of Maroc Telecom’s share capital.

Acquisition of an additional 16% stake in Maroc Telecom: The Kingdom of Morocco and Vivendi Universal agreed, on November 18, 2004, to the acquisition by Vivendi Universal of an additional 16% stake in Maroc Telecom, indirectly via a wholly-owned subsidiary (Société de Participation dans les Télécommunications). This acquisition, which was completed on January 4, 2005, enables Vivendi Universal, a strategic partner that has held operating control of Maroc Telecom since the beginning of 2001, to increase its stake from 35% to 51%, thereby perpetuating its control over the company. By virtue of the Maroc Telecom Shareholder Agreements, Vivendi Universal holds the majority of voting rights at shareholder meetings and on the Supervisory Board until December 30, 2005. After this acquisition, Vivendi Universal’s control is now assured by the direct holding, unlimited in time, of the majority of voting rights at shareholder meetings and by the entitlement to appoint, by virtue of shareholder agreements and the Company bylaws, three of the five members of the Management Board and five of the eight members of the Supervisory Board. This acquisition marks a new and decisive milestone in the strategic partnership between the Kingdom of Morocco and Vivendi Universal. The deal price was set at MAD 12.4 billion, or approximately €1.1 billion, and includes a premium for continuing control. Payment was made on January 4, 2005 and was financed 50% by long-term debt issued in Morocco of MAD 6 billion, or approximately €537 million (please refer to Section 5 “Liquidity Update”). For Vivendi Universal, from an economic standpoint, this transaction will be accretive to net income as of 2005, taking into account, notably, a cost of financing that is lower than the yield of the investment. In addition, from an accounting standpoint, the accretion from this transaction will improve as a result of the absence of goodwill amortization under the International Financial Reporting Standards (IFRS), which is applicable as of January 1, 2005.

Full consolidation of Mauritel by Maroc Telecom since July 1, 2004: Mauritel, previously accounted for using the equity method, has been fully consolidated by Maroc Telecom since July 1, 2004. For the second half of 2004, Mauritel generated revenues and operating income of €34 million and €11 million, respectively. For more details, please refer to Note 30 to the Consolidated Financial Statements “Significant subsidiaries as of December 31, 2004 and 2003”.

1.1.4. Consolidated Global Profit Tax System since January 1, 2004

On December 23, 2003, Vivendi Universal applied to the Ministry of Finance for permission to use the Consolidated Global Profit Tax System under Article 209 quinquies of the French tax code. Authorization was granted by an order, dated August 22, 2004, and notified on August 23, 2004, for a five-year period beginning with the taxable year 2004. This period may be extended. Vivendi Universal is thus entitled to consolidate its own profits and losses (including tax losses carried forward as of December 31, 2003) with the profits and losses of its subsidiaries operating within and outside France. Subsidiaries in which Vivendi Universal owns at least 50% of outstanding shares, both French and foreign, as well as Canal+ S.A., fall within the scope of the Consolidated Global Profit Tax System, including, but not limited to, UMG, VUG, CanalSatellite and SFR. The 2004 Finance Act authorized the unlimited carry forward of existing ordinary losses as of December 31, 2003, which, combined with Vivendi Universal’s permission to use the Consolidated Global Profit Tax System, enables Vivendi Universal to maintain its capacity to maximize the value of ordinary losses carried forward.

In the absolute, with Vivendi Universal S.A. reporting ordinary losses of €11.8 billion as of December 31, 2004, as the head of the tax group, Vivendi Universal could realize maximum tax savings of approximately €3.8 billion (undiscounted value), at current income tax rates (excluding additional contributions) by the end of the loss relief period. Nonetheless, the period during which losses will be applied cannot currently be determined with sufficient precision given the uncertainty associated with any economic activity. As such, at the December 31, 2004 year-end, Vivendi Universal recognized in its 2004 income tax the expected tax savings relating to the current year (€464 million) and a deferred tax asset in the amount of expected tax savings in 2005 (€492 million) based on budget forecasts.

Overall, receipt of authorization to use the Consolidated Global Profit Tax System generated a tax saving of €956 million in 2004. Vivendi Universal’s first tax return in respect of 2004 consolidated net income must be filed with the tax authorities by November 30, 2005 at the latest.

1.1.5. Reinforcement of the program offerings of Canal+ Group in 2004

In 2004, Canal+ Group was involved in many discussions to enhance program offerings for subscribers.

As a result, in December 2004, Canal+ Group won exclusive rights to the French National Football League 1 matches for three seasons (2005-2008) for an average cost of approximately €600 million per year. Also, to improve its film offerings, Canal+ (i) signed, in May 2004, several agreements guaranteeing a stronger partnership with the French film industry (covering the period 2005-2009), (ii) extended, in November 2004, an agreement for first broadcast of all Twentieth Century Fox film features, (iii) extended, in January 2005, a long-term agreement for exclusive first broadcast rights to all future NBCU studio’s production, and (iv) extended, in February 2005, its exclusivity contract with Dreamworks for its next 40 movies.

In addition, in January 2005, Canal+ Group and Lagardère Group announced a new agreement, under examination by French competition authorities, to end their participation in MultiThématiques (that will be owned 100% by Canal+ Group) and Lagardère Thematics. This operation should enable Canal+ Group to present itself under optimal conditions at the next selection launched by the CSA for the attribution of DTT frequencies.

1.1.6. Elektrim Telekomunikacja Sp. z.o.o (Elektrim Telekomunikacja) in 2004

Since December 1999, Vivendi Universal has held a 49% interest in Elektrim Telekomunikacja, with Elektrim S.A. (Elektrim) holding the remaining 51% until September 3, 2001. On that date, the Luxembourg investment company, Ymer, acquired a 2% equity interest in Elektrim Telekomunikacja from Elektrim. Vivendi Universal indirectly bears the economic risk associated with the assets held by Ymer, but does not have legal control over such assets. Ymer is a company independent of Vivendi Universal, which does not own or control Ymer, directly or indirectly. Vivendi Universal is not entitled to exercise the voting rights held by Ymer in Elektrim Telekomunikacja. In return for the economic risk borne by Vivendi Universal, the transfer by Elektrim to Ymer of a 2% equity interest in Elektrim Telekomunikacja enabled Vivendi Universal to limit the risk of sale of the controlling interest in Elektrim Telekomunikacja by Elektrim to a third party and, thereby, protect the value of its investment in Elektrim Telekomunikacja. Vivendi Universal accounts for its investment in Elektrim Telekomunikacja using the equity method. Please refer to Note 7.3 to the Consolidated Financial Statements “Equity accounting of Elektrim Telekomunikacja”.

As of December 31, 2004, Elektrim Telekomunikacja’s only major asset was a 48% investment in the Polish mobile telecom company Polska Telefonia Cyfrowa (PTC), alongside Carcom Warszawa (Carcom) (3%) and Deutsche Telekom (DT) (49%). Carcom is owned 50% by Vivendi Universal, 49% by Elektrim and 1% by Ymer. An organization chart of the PTC ownership structure is presented below:

As of December 31, 2004, Vivendi Universal has invested approximately €1.8 billion in Elektrim Telekomunikacja (capital of €1.2 billion and shareholder advances of €0.6 billion). The capital investment is fully impaired since December 31, 2002. The net book value of shareholder advances totaled €379 million as of December 31, 2004.

In December 2000, DT commenced an arbitration proceeding in Vienna against Elektrim and Elektrim Telekomunikacja. DT asked the arbitration tribunal to declare invalid the transfer by Elektrim to Elektrim Telekomunikacja of 48% of the PTC shares owned by Elektrim.

In its award (the Award), which was served on the parties on December 13, 2004, the arbitration tribunal held that:

1. The transfer by Elektrim to Elektrim Telekomunikacja of the PTC shares was ineffective, and the PTC shares were to be considered as never having ceased to form part of the assets of Elektrim;

2. The said sale did not constitute a material breach of Article 16.1 of the Shareholders Agreement between DT and Elektrim, but such a material breach would occur if Elektrim did not recover the shares concerned within two months of service of the Award;

3. The Tribunal dismissed DT’s claim for a declaration that an Economic Impairment on the part of Elektrim existed; and

4. The Tribunal did not have jurisdiction over Elektrim Telekomunikacja, and the claims concerning Elektrim Telekomunikacja could not be entertained in the context of the arbitration;

DT withdrew its claim concerning its financial loss.

On February 2, 2005, the Award was the subject of a writ of exequatur issued by the Warsaw Tribunal (Regional Court – Civil Division) with regard to the first three points described above. On February 22, 2005, Elektrim Telekomunikacja appealed against this partial exequatur for breach of the provisions of the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, dated June 10, 1958, caused by this partial exequatur. On February 23, 2005, the Warsaw Public Prosecutor appealed against this decision of partial exequatur.

In the context of proceedings by Elektrim Telekomunikacja concerning ownership of the PTC shares, notified to PTC by Elektrim Telekomunikacja on December 10, 2004, the Warsaw Tribunal (Regional Court – Commercial Division), by an injunction issued on December 30, 2004, granted Elektrim Telekomunikacja’s request to prohibit any amendment of the company register held by PTC. This injunction is currently the subject of an appeal by DT and Elektrim.

In parallel with these proceedings, Elektrim attempted twice to unilaterally obtain from the Warsaw Registry Court an amendment of the registration of ownership of the PTC shares allocated to Elektrim Telekomunikacja, in its favor. In its decision rendered on February 10, 2005, the Warsaw Registry Court considered the claims to be unjustified with regard to aforesaid injunction awarded on December 30, 2004 and dismissed the proceedings. Nevertheless, on February 25, 2005, the Warsaw Registry Court has, based on PTC shareholders lists and deliberations by the Boards drawn up and produced by DT and Elektrim in conditions considered to be fraudulent by Elektrim Telekomunikacja and PTC, authorized the registration of Elektrim as a shareholder of PTC in lieu of Elektrim Telekomunikacja. Elektrim Telekomunikacja and PTC have commenced proceedings in order to rectify the register and filed a complaint before the Warsaw Public Prosecutor.

For these reasons, Vivendi Universal considers that the legal uncertainty surrounding ownership of the PTC shares held by Elektrim Telekomunikacja represents severe long-term restrictions on Elektrim Telekomunikacja’s ability to exercise joint control and influence over PTC. As a result, Vivendi Universal has accounted for Elektrim Telekomunikacja, using the equity method based on financial statements in which the PTC investment is no longer consolidated from January 1, 2004. Please refer to Note 7.3 to the Consolidated Financial Statements “Equity accounting of Elektrim Telekomunikacja”.

1.1.7. Vivendi Universal disposed of approximately €1.1 billion in assets (not including the NBC-Universal and Veolia Environnement transactions) in 2004

Canal+ Group:

•	Sportfive: In March 2004, RTL Group and Canal+ Group signed an agreement with Advent International for the divestiture of their interests in Sportfive. Before signing the agreement, Canal+ Group and RTL Group acquired on March 31, 2004, Jean Claude Darmon’s approximate 4.9% stake in Sportfive for a total of €60 million (including a price adjustment of €5 million). The sale to Advent International of the 48.85% stake in Sportfive held by Canal+ Group, for which the group received €274 million in cash, was completed on June 25, 2004.

This divestiture generated a gain of €44 million (including a €22 million provision reversal).

•	Canal+ Group finalized, among other things, the divestiture of the companies of StudioExpand’s “flux-divertissement” business in June 2004 and Canal+ Benelux in August 2004 for a total amount of €42 million (the deconsolidation of the cash held by these companies, as well as the payment of a litigation had a €26 million unfavorable impact on Financial Net Debt). These divestitures generated a gain of €66 million (including a provision reversal of €24 million).

•	Quai André Citroën Headquarters: In September 2004, Canal+ Group finalized the divestiture of its former headquarters at Quai André Citroën for €108 million. This divestiture generated a capital gain of €13 million.

•	Divestiture of NC Numéricâble: In December 2004, Canal+ Group and France Telecom announced that they had signed an agreement for the divestiture of their cable operations to the Cinven investment fund and to Altice Multiple Service Operator. Canal+ Group will retain an interest of approximately 20% in the new operator for an estimated amount of €37 million (corresponding to its share in equity). Canal+ Group proceeds from the divestiture are estimated at €87 million (before potential adjustments to the number of networks actually transferred). Finalization of this transaction, subject to regulatory approvals, is expected in 2005. On March 4, 2005, the European Commission decided not to oppose this transaction. A €56 million provision accrual was recorded in 2004.

Non-core operations:

Vivendi Telecom International (VTI):

•	Kencell: In May 2004, Vivendi Universal sold its 60% stake in Kencell, Kenya’s No. 2 mobile phone operator, for a cash amount of $230 million (€190 million). The stake was sold to Sameer Group, the owner of the remaining 40% stake, after it exercised its pre-emptive rights. This divestiture generated a gain of €38 million (net of a €7 million provision accrual).

•	Monaco Telecom: In June 2004, Vivendi Universal sold to Cable and Wireless its 55% stake in Monaco Telecom for a total consideration of €169 million in cash (including a €7 million dividend distribution). This divestiture generated a gain of €21 million (net of a €5 million provision accrual).

Finalization of the total withdrawal from publishing operations: divestiture of Brazilian publishing operations – February 2004
Vivendi Universal divested its interest in Atica & Scipione, publishing operations in Brazil, for a total consideration of €41 million. This divestiture generated a loss of €8 million.

Divestiture of United Cinema International (UCI) – October 2004

Vivendi Universal and Viacom finalized the divestiture of their respective 50% stakes in European operations of the UCI Cinemas group to Terra Firma. In addition, UCI Group divested its 50% stake in UCI Japan to Sumitomo Corporation (50% of transaction proceeds were paid by UCI Cinemas to Vivendi Universal). As part of these transactions, Vivendi Universal received €170 million. These transactions generated a capital gain of €64 million.

Other 2004 transactions:

•	Universal Music Group: In August 2004, UMG sold its stake of approximately 15% in VIVA Media to Viacom for a total consideration of €47 million. This divestiture generated a gain of €26 million.

•	Divestiture of two Philip Morris towers: In June 2004, the divestiture of the Cèdre (27,000 m 2) and the Egée (55,000 m 2) towers located at La Défense, Paris, resulted in a reduction in Vivendi Universal’s off balance sheet commitments related to the long term leases signed with Philip Morris in 1996, by €270 million.

In addition, the reimbursement of the different participating loans and/or guarantees granted by Vivendi Universal led to a net cash inflow of €84 million.

          1.2. 2003 DEVELOPMENTS

In 2003, Vivendi Universal invested €6.0 billion, including €1.6 billion of capital expenditures in its core businesses and €4 billion to purchase BT Group’s 26% interest in SFR Cegetel (for more details, please refer to section 5.3 “Consolidated cash flows”). In addition, in 2003, Vivendi Universal formed a strategic alliance between VUE and NBC.

It also refocused, restructured, and recapitalized Canal+ Group for close to €3 billion, eliminated major cash drains, divested non strategic assets with proceeds of approximately €3 billion, and refinanced its debt.

1.2.1. SFR Cegetel: Vivendi Universal invested €4 billion in January 2003 to strengthen its position in SFR Cegetel

In January 2003, Vivendi Universal purchased BT Group’s 26% interest in Cegetel Groupe SA for €4 billion, thereby increasing its voting interest in the French telecommunications operator from 59% to 85% and its ownership interest from 44% to 70% (approximately 56% ownership interest in SFR, its mobile subsidiary). The acquisition of this interest from BT Group was made through Société d’investissement pour la téléphonie (SIT), as follows:

a.	SIT, wholly owned, controlled and consolidated by Vivendi Universal, was initially the legal owner of the 26% shareholding at an acquisition cost of €4 billion.

b.	SIT financed this acquisition by a €2.7 billion cash contribution from Vivendi Universal (in turn financed partly by the €1 billion bond issue completed in November 2002 and redeemable in Vivendi Universal new shares on November 25, 2005) and by a non-recourse loan of €1.3 billion with a scheduled maturity of June 30, 2004. Debt service of this loan, which was drawn on January 23, 2003, was to be provided by dividends paid in respect of its 26% shareholding in Cegetel Groupe S.A.. This loan was repaid in July 2003 out of the proceeds of the issuance of five-year High Yield Notes.

Following the repayment of its credit facility, SIT merged with Vivendi Universal, allowing the group to simplify the ownership structure of the 26% stake in Cegetel Groupe SA acquired in January 2003, and thereby increase its access to dividends from Cegetel Groupe SA.

As a result of this transaction, Cegetel Groupe SA, which was consolidated by Vivendi Universal with a 44% ownership interest, has been consolidated with a 70% ownership interest since January 23, 2003 (approximately 56% ownership interest in SFR, its mobile subsidiary).

During 2003, Vivendi Universal signed with Vodafone Group Plc a number of agreements designed to further improve the performance of SFR Cegetel, as well as optimize cash flows between SFR Cegetel and its shareholders:

–	Vodafone and SFR signed an agreement to increase their cooperation and their joint economies of scale in a number of different areas through: coordination of their activities in the development and rollout of new products and services, including Vodafone live!, and development of operational synergies in procurement (including IT and technology), and best practice sharing.

–	On December 18, 2003, the extraordinary shareholders meeting of Cegetel Groupe S.A. approved the simplification of the group structure through the merger of Transtel, Cofira and SFR into Cegetel Groupe SA holding company.

The new company resulting from the merger, which is both a mobile phone operator and the holding company of the group, was renamed SFR. It is owned 55.8% by Vivendi Universal, 43.9% by Vodafone, and 0.3% by individual shareholders. In connection with this simplification, an amendment to the Cegetel shareholders’ agreement was signed in order to include the specific provisions of the SFR shareholders’ agreement (this document is available at: http://www.vivendiuniversal.com). The group, comprised of SFR and its subsidiaries and the fixed line operator Cegetel, became SFR Cegetel.

–	In 2004, SFR decided to implement a dividend distribution plan, which will in part involve the distribution of premiums and reserves and the introduction of quarterly advance dividend payments. Please refer to section 5 “Liquidity Update”.

In parallel, in December 2003, SFR (formerly known as Cegetel Group) and SNCF (the French National Railway Company) decided to merge their fixed line business and approved the merger of Cegetel SA (fixed line operator, subsidiary of SFR) and Telecom Développement (network operator, subsidiary of SNCF, in which SFR had a minority interest). This entity is named Cegetel SA and the capital is held 65% by SFR and 35% by SNCF.

As a result of these transactions, the structure of SFR Cegetel is as follows:

* Stake acquired by Vodafone in 2003

1.2.2. Canal+ Group: recovery efforts in 2003

Canal+ made significant progress in its turnaround efforts. It refocused on its core pay-TV activities in France and the activities of StudioCanal. It launched a number of initiatives to restructure and reposition these activities. It exited most of its non-core activities, which often represented significant cash drains (see section 1.2.4. “2003 Divestitures” below).

Also, on December 18, 2003, following Canal+ Group’s extraordinary shareholders’ meeting, Vivendi Universal recapitalized Canal+ Group for €3 billion through the conversion of an inter-company loan into equity, with no cash impact. This transaction was approved by Vivendi Universal’s Board of Directors on September 23, 2003.

As a result of this recapitalization, the performance of Canal+ Group in 2003 and divestitures of non-core assets, Canal+ Group’s Financial Net Debt was close to €1 billion at the end of 2003 versus approximately €5 billion on June 30, 2003. In February 2004, Canal+ Group Financial Net Debt was reduced to approximately €500 million.

1.2.3. Cash drains in 2003

Vivendi Universal continued its efforts to eliminate its major cash drains. It essentially shut down its Internet operations, which had generated approximately €2.5 billion in losses since 2000, divested a number of businesses that had previously generated significant losses (see section 1.2.4. “2003 Divestitures” below) and refocused and restructured its headquarter activities (see section 1.3.3 “Reorganization of Vivendi Universal Headquarters in 2002”).

1.2.4. 2003 Divestitures: Vivendi Universal divested about €3 billion of assets

Canal+ Group

•	Canal+ Technologies: The sale of Vivendi Universal’s 89% stake in Canal+ Technologies to Thomson Multimedia was completed on January 31, 2003 for €191 million in cash. Given the previous impairment loss recorded against this investment, the divestiture generated a capital gain of €21 million.

•	Telepiù: In April 2003, Vivendi Universal, Canal+ Group, News Corporation and Télécom Italia completed the sale of Telepiù, the Italian pay-TV platform. The consideration for this transaction amounted to €831 million, comprising debt of €374 million (after a capital contribution of €100 million) and €457 million in cash. The cash payment included a €13 million adjustment relating to the reimbursement of accounts payable net of the debt adjustment. This transaction generated a capital gain of €215 million, after the reversal of a €352 million provision, resulting from unanticipated improvements in working capital registered by Telepiù in the first quarter of 2003.

•	Dilution in Sogecable: In connection with its merger with ViaDigital, a Telefonica subsidiary, Sogecable performed a capital increase in July 2003 subscribed to in full by Telefonica. As a consequence, Canal+ Group’s ownership interest in Sogecable decreased from 21.27% to 16.38%. Following termination of the shareholder agreement governing Sogecable on September 29, 2003, Vivendi Universal ceased to account for Sogecable on an equity basis on October 1, 2003. This transaction generated a dilution profit of €71 million. In addition, the three principal shareholders (Canal+ Group, Prisa and Telefonica) granted a €50 million loan to Sogecable that will mature in 10 years’ time. In

February 2004, the 20,637,730 Sogecable shares held by Canal+ Group, as well as the €50 million loan, were transferred to Vivendi Universal.

•	Canal+ Nordic: In October 2003, Vivendi Universal and Canal+ Group sold the subsidiaries of Canal+ Nordic, the company in charge of its pay-TV channel activities in the Nordic region, to an investment fund consortium comprising Baker Capital and Nordic Capital. The transaction contributed approximately €55 million to the group’s debt reduction (including €7 million received in the first quarter of 2004), principally due to loan relinquishment. This transaction generated a capital gain of €17 million.

•	Canal+ Benelux: In December 2003, Canal+ Group sold its Flemish operations to Telenet, and sold Canal+ Belgique S.A. to Deficom, for a total consideration of €32 million. These transactions generated a capital gain of €33 million.

Vivendi Universal Entertainment in 2003

•	Spencer Gifts: On May 30, 2003, Vivendi Universal (through VUE) sold Spencer Gifts, a novelty and gift store chain operating in the US, Canada and the UK, to an investor group led by privately held Gordon Brothers Group and Palladin Capital Group Inc. for consideration of approximately $100 million. This operation generated no capital gain.

Non-core operations in 2003

Vivendi Universal Publishing (VUP) in 2003

•	Consumer Press: Vivendi Universal completed the sale of the Consumer Press Division (Groupe Express-Expansion — Groupe l’Etudiant) to the Socpresse Group in February 2003, for an aggregate consideration of €200 million. This transaction generated a capital gain of €104 million.

•	Comareg: In May 2003, Vivendi Universal completed the sale of Comareg to the France Antilles group. The consideration received from this transaction was €135 million. Given the previous impairment loss recorded against this investment, this transaction generated a capital gain of €42 million.

Vivendi Telecom International in 2003

•	Vivendi Telecom Hungary: In May 2003, Vivendi Universal concluded the divestiture of its fixed-line telephony activities in Hungary (Vivendi Telecom Hungary) to a consortium led by AIG Emerging Europe Infrastructure Fund and GMT Communications Partners Ltd. The amount of the transaction was €325 million in enterprise value, including the issuance of a €10 million promissory note received by Vivendi Universal in August 2004. Given the previous impairment loss recorded against this investment, the divestiture generated a capital gain of €15 million in 2003.

•	Xfera: In August 2003, Vivendi Universal sold its 26.3% interest in Xfera for a nominal €1 to the other members of the Xfera consortium. This transaction generated a capital gain of €16 million, after a €75 million provision accrual.

•	Elektrim Telekomunikacja: In 2003, Vivendi Universal pursued a strategy to divest its stake in Elektrim Telekomunikacja. On January 8, 2003, Vivendi Universal signed a letter of intent with Polsat Media S.A. (Polsat) involving the sale to Polsat of Vivendi Universal’s stake in Elektrim Telekomunikacja and Elektrim for a total consideration of €550 million. However, Polsat was subsequently unable to meet the closing conditions of this transaction. On September 2, 2003, Vivendi Universal’s board of directors approved the decision to propose to the supervisory board of Elektrim Telekomunikacja, which is 49% owned by Vivendi Universal, to accept the tender offer for PTC, the Polish mobile telecom operator, from Deutsche Telekom. On September 14, 2003, DT, Vivendi Universal, Elektrim (in agreement with bondholder representatives on the management board) and Ymer Finance announced an agreement in principle on DT’s offer to increase its shareholding in PTC from 49% to 100% for a total revised cash offer of €1.1 billion. This agreement did not close because Elektrim could not obtain the required consent of bondholders.

Other 2003 transactions

•	InterActiveCorp Warrants: In 2003, Vivendi Universal sold in two steps 60.47 million warrants of IAC for consideration totaling €600 million. These warrants were initially acquired in connection with the acquisition of the entertainment assets of IAC. These transactions generated a loss of €329 million, which was offset by the reversal of the related provision of €454 million, which corresponded to a downside mark-to-market adjustment registered as of December 31, 2002. Prior to the closing of the NBC-Universal transaction, Vivendi Universal still held indirectly 56.6 million shares of IAC, which were held in four bankruptcy remote vehicles. These interests were transferred to NBCU in May 2004 (please refer to section 1.1.1. “Combination of VUE and NBC to form NBC Universal (“NBC-Universal transaction”) – May 2004).

•	Unwinding of the Total Return Swap in connection with Time Warner Inc. (formerly known as AOL Time Warner Inc.) Call Options: In April 2003, Time Warner Inc. exercised its call options on the AOL Europe shares held by LineInvest for a cash consideration of $813 million received in May 2003. The provision of $100 million (€97 million) recorded by Vivendi Universal in 2002 (in order to cover the market risk under the terms of the total return swap if Time Warner Inc. had opted for payment in its own shares) was consequently reversed in 2003.

•	Modification of the Structure of UGC S.A.’s share capital: On December 31, 2003, Vivendi Universal and the family shareholders of the UGC Group signed an agreement modifying the structure of UGC S.A.’s share capital. Under the terms of the agreement:

•	Vivendi Universal holds 37.8% of UGC S.A.’s share capital. After the elimination of the UGC S.A. treasury shares, Vivendi Universal will hold only 40% of UGC S.A.’s share capital, and the family shareholders’ stake will be 56.20%. Vivendi Universal holds five of the 14 seats on the UGC board of directors.

•	Vivendi Universal has been released from the put option previously granted to the family shareholders, thereby removing a significant off-balance-sheet commitment for Vivendi Universal.

•	Vivendi Universal also granted a call option to the family shareholders for its UGC S.A. shares at a price of €80 million until December 31, 2005. The price may be adjusted in the case of an onward sale by UGC family shareholders at a later date (within one year of exercise of the call) with an increase in value.

•	Closing of Contractual Guarantees to Former Rondor Shareholders: Finally, in connection with the purchase of Rondor Music International in 2000, there existed a contingent purchase price adjustment based on the market value of Vivendi Universal shares. The contingent purchase price adjustment was triggered in April 2002 when the share price of Vivendi Universal fell below $37.50 for 10 consecutive days and the former shareholders of Rondor requested early settlement. A liability for this adjustment was recorded in the Consolidated Statement of

Financial Position of Vivendi Universal at December 31, 2002 for an estimated amount of €223 million (approximately $230 million). On March 3, 2003, this liability was settled and the former shareholders of Rondor received 8.8 million shares of Vivendi Universal, then representing 0.8% of share capital and a cash amount of $100 million (€93 million).

          1.3. 2002 Developments

While the beginning of 2002 was marked by the completion of the acquisition of the entertainment assets of IAC, the rest of the year was focused on solving the company’s liquidity issue, refinancing its debt, initiating a comprehensive divestiture program, and initiating cost cutting measures at the company’s headquarters.

1.3.1. Acquisition of the Entertainment Assets of InterActiveCorp for €11,135 million – May 2002

These assets were transferred to NBCU in May 2004 (please refer to section 1.1.1. “Combination of VUE and NBC to form NBC Universal (“NBC-Universal transaction”) – May 2004”).

On May 7, 2002, Vivendi Universal consummated its acquisition of the entertainment assets of IAC through the limited liability limited partnership VUE, in which Vivendi Universal then had an approximate 93% voting interest and an approximate 86% economic interest (due to the minority stake of Matsushita Electric Industrial Co., Ltd., or Matsushita). As part of the transaction, Vivendi Universal and its affiliates surrendered 320.9 million shares of USANi LLC previously exchangeable into shares of IAC stock. In addition, Vivendi Universal transferred 27.6 million treasury shares to Liberty Media Corporation in exchange for (i) 38.7 million USANi LLC shares (which were among the 320.9 million surrendered) and (ii) 25 million shares of IAC common stock, which were retained by Vivendi Universal.

As consideration for the transaction, IAC received a $1.62 billion cash payment from VUE, a 5.44% common interest in VUE and Class A and Class B preferred interests in VUE with initial face values of $750 million and $1.75 billion, respectively. The Class B preferred interests are subject to put/call provisions at any time following the 20-year anniversary of issuance (May 2022). IAC may require certain former subsidiaries of Vivendi Universal that are now owned by NBCU to purchase the Class B preferred interests, and those former subsidiaries may require IAC to sell to them Class B preferred interests, for a number of IAC shares having a market value equal to the accreted face value of the Class B preferred interests at such time, subject to a maximum of 56.6 million IAC shares.

In addition, Mr. Diller, IAC’s chairman and chief executive officer, received a 1.5% common interest in VUE in return for agreeing to specific non-competition provisions for a minimum of 18 months, for informally agreeing to serve as VUE’s chairman and chief executive officer (Mr. Diller terminated his temporary assignment as chief executive officer in March 2003) and as consideration for his agreement not to exercise his veto right over this transaction. In connection with the NBC-Universal transaction, Universal Studios elected to purchase Mr. Diller’s common interest for $275 million pursuant to the terms of the VUE Partnership Agreement.

Under the VUE partnership agreement, VUE is subject to a number of covenants for the benefit of the holder of the Class A preferred interests in VUE (currently IAC), including a cap on indebtedness and a restriction on asset transfers by VUE and its subsidiaries. Certain of the covenants, including those specified above, ceased to apply upon the posting of an irrevocable letter of credit in an amount equal to the accrued value of such interests at maturity (approximately $2 billion in 2022) in connection with the NBC-Universal transaction.

In addition, Vivendi Universal agreed to indemnify IAC for any “tax detriment” (defined to mean the present value of the loss of IAC’s tax deferral on the transaction) arising from certain actions taken by VUE prior to May 7, 2017, including selling assets contributed by IAC to VUE and repaying the $1.62 billion in debt used to finance the cash distribution made to IAC at the closing. Under the NBC-Universal transaction, NBCU has agreed to indemnify Vivendi Universal for any such “tax detriment” arising from actions taken by VUE after the closing of the NBC-Universal transaction on May 11, 2004.

In connection with the acquisition of the entertainment assets of IAC, Vivendi Universal received approximately 60.5 million warrants to purchase common stock of IAC, with exercise prices ranging from $27.50 to $37.50 per share. The warrants were issued to Vivendi Universal in return for an agreement to enter into certain commercial arrangements with IAC. No commercial arrangements were put in place as a portion of the warrants were sold in 2003.

The entertainment assets acquired by Vivendi Universal were IAC’s television programming, cable networks and film businesses, including USA Films, Studios USA and USA Cable. These assets, combined with the film, television and theme park assets of the Universal Studios Group, formed the new entertainment group, VUE controlled at 93% and owned approximatively 86% by Vivendi Universal.

The acquisition cost of the IAC entertainment assets amounted to €11,135 million and was determined with the assistance of an independent third-party valuation firm. Vivendi Universal sold all of its interests in VUE and the IAC common stock to NBC on May 11, 2004. For more information, see “2004 Developments”.

In connection with the sale of its shares in IAC, Liberty Media transferred to Vivendi Universal its 27.4% share in the European cable television company, MultiThématiques, and its current account balances in exchange for 9.7 million Vivendi Universal shares. The share value was based on the average closing price of Vivendi Universal shares during a reference period before and after December 16, 2001, the date the agreement was announced. Following this acquisition, Vivendi Universal held, directly and indirectly, 63.9% of MultiThématiques’ share capital. The additional goodwill resulting from Vivendi Universal taking a controlling stake in this company, which had been consolidated until March 31, 2002 using the equity method and fully consolidated thereafter, amounted to €542 million.

1.3.2. 2002 Divestitures: €9.3 billion in 2002

Vivendi Universal initiated a comprehensive divestiture program aimed at reducing its debt and refocusing the company. The following transactions were completed in 2002.

•	Veolia Environnement: Following a decision taken by its Board of Directors on June 17, 2002, Vivendi Universal reduced its ownership interest in Veolia Environnement in three steps. Prior to taking these steps, Vivendi Universal entered into an agreement with Mrs. Esther Koplowitz by which she agreed not to exercise the call option on Veolia Environnement’s participation in Fomento de Construcciones y Contratas (FCC), which otherwise would have been exercisable once Vivendi Universal ownership interest in Veolia Environnement fell below 50%.

The first step occurred on June 28, 2002, when 53.8 million Veolia Environnement shares were sold on the market (approximately 15.5% of the share capital before the capital increase). The shares were sold by a financial institution that had held the shares since June 12, 2002 following a repurchase transaction (known in France as a “pension livrée”) carried out with Vivendi Universal. In parallel, in order to make it possible for the financial institution to return the same number of shares to Vivendi Universal at the maturity of the repurchase agreement on December 27, 2002, Vivendi Universal entered into a forward sale for the same number of shares to this financial institution at the price of the investment. As a result, Vivendi Universal reduced its debt by €1,479 million and held 47.7% of the share capital of Veolia Environnement.

In the second step, on August 2, 2002, Veolia Environnement increased its share capital by €1,529 million, following the issuance and the sale of approximately 58 million new shares (14.3% of the share capital after the capital increase) to a group of investors. Vivendi Universal had previously sold its preferential subscription rights to the group of investors pursuant to an agreement dated June 24, 2002. Following this second transaction, Vivendi Universal owned 40.8% of Veolia Environnement’s share capital, and Veolia Environnement continued to be consolidated using the full consolidation method in accordance with GAAP.

The third step occurred on December 24, 2002, a month after the banks that managed the June transaction and a group of new investors entered into an amendment to the June 24, 2002 agreement. Under the terms of the amended agreement, Vivendi Universal agreed to sell 82.5 million shares of Veolia Environnement, representing 20.4% of Veolia Environnement’s share capital at this date, and the new investors agreed to become subject to the lock-up on disposals of these shares previously agreed to by Vivendi Universal for the remaining term of that lock-up agreement; i.e., until December 21, 2003. Each of these shares of Veolia Environnement included a call option that entitles these investors to acquire additional Veolia Environnement shares at any time until December 23, 2004 at an exercise price of €26.50 per share. On December 24, 2002, Vivendi Universal received, in exchange for the shares and the call options, €1,856 million. The call options on the Veolia Environnement shares are recorded as deferred items in liabilities for an amount of €173 million. As of December 23, 2004, the call options had not been exercised (see section 1.1.2 “Divestiture of 15% of Veolia Environnement, part of Vivendi Universal’s 20.3% stake – December 2004”).

Following this transaction, Vivendi Universal held 82.5 million shares, or 20.4%, of Veolia Environnement’s share capital as of December 31, 2002, which are held in an escrow account to cover the call options. From December 31, 2002 to December 9, 2004, this investment was accounted for using the equity method (please refer to section 1.1.2. “Divestiture of 15% of Veolia Environnement, part of Vivendi Universal’s 20.3% stake – December 2004”).

Vivendi Universal recorded a €1,419 million capital gain in respect of these transactions in 2002.

•	Vivendi Universal Publishing: In April 2002, VUP signed a definitive agreement pursuant to which the Cinven, Carlyle and Apax investment funds acquired 100% of the professional and health information divisions of VUP. The transaction completed in July 2002 and reduced profit before tax by €298 million.

In December 2002, Vivendi Universal sold both VUP’s European activities and Houghton Mifflin. The European publishing activities were acquired by Editis (formerly known as Investima 10), a company wholly owned by Natexis Banques Populaires, for Lagardère. The gross proceeds from the sale amounted to €1,198 million. This transaction generated a pre-tax gain of €329 million. A purchase price adjustment of €17 million was paid to Editis in December 2003.

Houghton Mifflin was sold to an investment fund consortium comprised of Thomas H. Lee and Bain Capital on December 30, 2002. The purchase price was approximately €1.6 billion, including a cash payment of €1.2 billion. As a result of this transaction, Vivendi Universal recognized a capital loss of €822 million before tax, including a foreign currency translation loss of €236 million.

•	Vizzavi Europe: In August 2002, Vivendi Universal sold to Vodafone its 50% stake in Vizzavi Europe. As a result, Vivendi Universal received €143 million in cash. As part of the transaction, Vivendi Universal took over 100% of Vizzavi France. This transaction generated a capital gain of €90 million.

•	EchoStar Communications Corporation (EchoStar): In December 2002, Vivendi Universal sold its entire stake in EchoStar, consisting of 57.6 million Class A common shares, back to EchoStar. Total net proceeds of the sale were $1,066 million, generating a capital loss of €674 million before tax. Vivendi Universal held these Class A common shares following the conversion of the 5.8 million Echostar Class D preferred stock acquired in January 2002 for $1.5 billion. Each Class D preferred stock was convertible into 10 EchoStar Class A common shares.

•	Sithe: In December 2002, Vivendi Universal sold its remaining 34% stake in Sithe to Apollo Energy LLC. Net cash proceeds from this transaction were €319 million, generating a capital loss of €232 million before tax. Under the terms of this transaction, Vivendi Universal retained ownership of certain minor assets in Asia. These Asian assets were transferred to Marubeni for $47 million on June 11, 2003.

•	Vinci: In June 2002, Vivendi Universal sold 5.3 million Vinci shares for a total of €344 million, thereby generating a pre-tax capital gain of €153 million. At the same time, Vivendi Universal bought call options on 5.3 million shares at €88.81 for €53 million allowing the group to cover the €527 million principal amount of bonds exchangeable for Vinci shares issued in March 2001.

•	Settlement of the Total Return Swap in Connection with the Divestiture of Vivendi Universal’s Investment in BSkyB plc in October 2001: In order to comply with the conditions imposed by the European Commission in October 2001 on the merger of Vivendi, Seagram and Canal+, Vivendi Universal sold 96% (approximately 400 million common shares) of its investment in BSkyB’s common shares and €81 million of money market securities to two qualifying special purpose entities (QSPEs). Concurrently, Vivendi Universal entered into a total rate of return swap with the same financial institution that held all of the beneficial interests in the QSPEs, thus allowing Vivendi Universal to maintain its exposure to rises and falls in the price of BSkyB shares until October 2005.

In December 2001, the financial institution controlling the beneficial interest of the QSPEs issued 150 million equity certificates repayable in BSkyB shares, at 700 pence per share. As a result, Vivendi Universal and the financial institution were able to reduce the nominal amount of the swap by 37% and thus fix a value of 150 million BSkyB shares and generate a capital gain of €647 million after-tax and expenses.

In May 2002, this financial institution sold the remaining 250 million BSkyB shares held by the QSPEs, and, concurrently, Vivendi Universal and the financial institution terminated the total return swap on those shares, which were settled at approximately 670 pence per share, before payment by Vivendi Universal of related costs. As a result of this transaction, Vivendi Universal recognized a pre-tax gain of approximately €1.6 billion, net of expenses, and was able to reduce gross financial debt by €3.9 billion.

In addition, in February 2002, Vivendi Universal sold 14.4 million shares in BSkyB following the exercise of its option to exchange a convertible bond for BSkyB shares issued by Pathé that came into Vivendi Universal’s possession when it acquired Pathé in 1999. The redemption date was fixed on March 6, 2002, at a redemption price of 100% of the principal amount plus accrued interest to that date. Holders of the bonds were entitled to convert them into 188.5236 shares of BSkyB per FFr10,000 principal amount of bonds up to and including February 26, 2002.

1.3.3. Reorganization of Vivendi Universal Headquarters in 2002

In October 2002, Vivendi Universal initiated a reorganization plan for its headquarters in Paris, as well as its locations outside France. It aimed to redefine and refocus the headquarters’ tasks on holding company activities, concentrating all those tasks in Paris and turning New York into a representative office for the company; to sell moveable property and real-estate assets held by the holding company (such as 3 planes and the New York art collection, both sold in 2003 for €84 million); and to achieve full-year savings generated by a very significant cut in non-payroll costs (fees for external services, in particular), as well as a reduction in the number of employees at all headquarters sites. As a result, the number of employees at all headquarters sites was reduced from 507 at the end of 2002 to 288 at the end of 2003 and Holding & Corporate operating losses were reduced by one half from €665 million in 2002 to €330 million in 2003, including €125 million costs savings from operating expenses at the holding company level.

1.3.4. Other 2002 Transactions

•	Repurchase program:

           The company initiated a share repurchase program through:

•	Treasury Shares: Transactions related to treasury shares are detailed in Note 11.1 to the Consolidated Financial Statements “Treasury shares held by Vivendi Universal and its subsidiaries”. The cumulative impact of treasury share cancellation on shareholders’ equity between 2000 and December 2002 was a reduction of approximately €4.6 billion.

•	Sale of Put Options on Vivendi Universal Shares: Vivendi Universal sold put options on its own shares, by which it agreed to buy its own shares on specified dates at the exercise price. As of December 31, 2002 and December 31, 2001, Vivendi Universal had outstanding obligations on 3.1 million and 22.8 million shares, respectively. The average exercise prices were €50.5 and €70, respectively, resulting in a potential commitment of €154 million and €1,597 million, respectively. These put options were only exercisable on their exercise dates and expired during the first quarter of 2003. The losses incurred by Vivendi Universal during 2002 resulting from option holders exercising their rights was €589 million, representing the net premium paid on cash settlement of the difference between the market price and the exercise price. At the end of December 2002, Vivendi Universal then marked to market put options with a specific future exercise date. This resulted in a provision of €104 million, corresponding to the premium paid by Vivendi Universal in connection with cash settlements of these options during the first quarter of 2003. The cumulative cash impact of these transactions was €951 million.

•	Acquisition of Additional Interest in UGC – December 2002: Following the exercise by BNP Paribas of the put granted by Vivendi Universal in July 1997, Vivendi Universal acquired, for a total consideration of €59.3 million, 5.3 million of UGC shares representing 16% of UGC share capital. Vivendi Universal’s 58% interest in UGC did not provide operational control of the company due to a shareholders’ agreement. Accordingly, this investment was still accounted for using the equity method. On December 31, 2003, Vivendi Universal and the family shareholders of the UGC Group signed an agreement modifying the structure of UGC S.A.’s share capital. For more details, please refer to section 1.2 “2003 developments”.

•	Settlement Agreement with Pernod Ricard-Diageo – August 2002: Vivendi Universal, Pernod Ricard and Diageo reached a global settlement of outstanding claims relating to post-closing adjustments arising from the acquisition of Seagram’s spirits and wine division, concluded in December 2000 and closed in December 2001. As a result, Vivendi Universal received $127 million in cash.

•	Waiver by Convertible Bondholders of the Guarantee Agreed by Vivendi Universal – September 2002: Holders of 1.50% 1999-2005 Veolia Environnement bonds exchangeable for new or existing Vivendi Universal shares held a general meeting on August 20, 2002. At this meeting, the bondholders waived, effective September 1, 2002, all rights to the guarantee provided by Vivendi Universal in respect of Veolia Environnement’s obligations under these bonds and, as a consequence, waived certain rights under the liability clause in the event of default by Vivendi Universal. In exchange, the nominal interest rate was increased by 0.75%, from 1.50% to 2.25%. For more details, please refer to Note 11.4 to the Consolidated Financial Statements “Potential dilutive effect of outstanding financial instruments”.

2 — NEW ACCOUNTING STANDARD AND CHANGE IN ESTIMATE

          2.1. New Accounting Policy: CRC Rule 04-03 issued on May 4, 2004 concerning the consolidation of Special Purpose Entities

The Financial Security Law (Loi sur la Sécurité Financière) enacted on August 1, 2003, includes an accounting provision that eliminates the requirement to own an interest in a special purpose entity (please refer to Note 1.6 to the Consolidated Financial Statements “Principles of consolidation”) for its consolidation, whenever the entity is deemed to be controlled. This provision, which took effect on January 1, 2004, resulted in an amendment to CRC Rule 99-02 by issuance of CRC Rule 04-03 dated May 4, 2004.

2.1.1. Real estate defeasance

In accordance with CRC Rule 04-03, Vivendi Universal fully consolidates, as of January 1, 2004, certain Special Purpose Entities used for the defeasance of real estate assets. This consolidation, as of January 1, 2004, resulted in (i) on the assets side, the recognition of real estate assets, i.e., an increase of €245 million in “Property, plant and equipment”, and (ii) on the liabilities side, an increase of €333 million in “Long-term debt” (please refer to note 17 to the Consolidated Financial Statements “Financial Net Debt as of December 31, 2004, 2003 and 2002”). The impact on shareholders’ equity amounted to - €58 million. The impact on net income for the period was – €8 million. This consolidation had no effect on the subtotals in the Consolidated Statement of Cash Flows.

2.1.2. Ymer

In accordance with CRC Rule 04-03, Vivendi Universal fully consolidates Ymer, as of January 1, 2004, because it is considered to be a Special Purpose Entity. Despite the fact that Vivendi Universal has no legal control over Ymer, this entity is controlled by Vivendi Universal from an accounting standpoint since Vivendi Universal carries the economic exposure related to Ymer’s assets. Nevertheless, Vivendi Universal’s ownership interests in Elektrim Telekomunikacja remain unchanged at 49% because it does not have the power to exercise Ymer’s voting rights in Elektrim Telekomunikacja. As a result, Vivendi Universal accounts for its stake in Elektrim Telekomunikacja using the equity method. Please refer to note 7.3 “Equity accounting of Elektrim Telekomunikacja” and note 8.1 “Investments accounted for using the cost method” to the Consolidated Financial Statements. Application of this new rule had no impact on shareholders’ equity or net income.

2.1.3. Qualified Technological Equipment (QTE) operations

In accordance with CRC Rule 04-03, Vivendi Universal fully consolidates, as of January 1, 2004, certain entities created pursuant to Qualified Technological Equipment (QTE) operations performed in 1999 and 2001 by SFR. This consolidation, as of January 1, 2004, resulted in (i) on the assets side, the recognition of deposits relating to the pre-financing of QTE agreement arrangement commissions, i.e., an €865 million increase in “Portfolio investments – other” and (ii) on the liabilities side, the recording of advance lease payments in “Other non-current liabilities and accrued expenses” in the same amount. This change in accounting method did not impact shareholders’ equity or net income.

          2.2. New accounting policy: Notice n°2004-e issued on October 13, 2004 by the CNC Urgent Issues Taskforce

Notice n°2004-e issued on October 13, 2004 by the CNC Urgent Issues Taskforce (Comité d’Urgence du Conseil National de la Comptabilité) specified the accounting methods applicable to discount rights and benefits in kind (goods or services) granted by companies to their customers. The first application of this policy resulted in the accounting in deferred income of contingent future premiums granted by SFR and Maroc Telecom to their customers in connection with their loyalty programs. These premiums consist of discounts offered to customers on the purchase price of a new mobile phone. They were evaluated taking into account the period of validity of the coupons acquired and the probability of their use. The impact on shareholders’ equity amounted to
– €29 million (after income tax and minority interests) and corresponds to benefits acquired prior to January 1, 2004. The impact on net income for the period is not significant.

          2.3. Change in presentation of Telecom operation revenues

In order to standardize the accounting treatment of sales of services provided to customers on behalf of content providers (mainly toll numbers), following the consolidation of Telecom Développement, the following change in presentation was adopted in 2004: sales of services to customers, managed by SFR Cegetel and Maroc Telecom on behalf of content providers, previously presented on a gross basis in SFR and Telecom Développement’s revenues, are presented net of related expenses. This change in presentation had no impact on operating income. At SFR Cegetel, it resulted in a reduction in revenues by €168 million in 2004. At Maroc Telecom, the impact was immaterial.

          2.4. Change in estimate at Universal Music Group

As of January 1, 2004, the amortization period for UMG’s recorded music catalog and music publishing copyrights was reduced from 20 to 15 years. This change in estimate resulted from the company’s annual impairment review of intangible assets at the end of 2003, which determined that estimated useful lives were shorter than originally anticipated, primarily as a result of the weakness of the global music market. As a result, the prospective amortization expense in 2004 was increased by €63 million.

3 – STATEMENT OF INCOME 2004-2003-2002

3.1. Consolidated Statement of income

	Year ended December 31,
	2004 as	2003 as	2002 as
	published (a)	published	published
(In millions of euros, except per share amounts)
Revenues	€21,428	€25,482	€58,150
Cost of revenues	(11,633)	(15,268)	(40,574)
Gross margin(%)	46%	40%	30%
Selling, general and administrative expenses	(6,201)	(6,812)	(12,937)
Other operating expenses, net	(118)	(93)	(851)

Operating income	3,476	3,309	3,788
Financing expense	(455)	(698)	(1,333)
Other financial expenses, net of provisions(b)	(247)	(509)	(3,409)

Financing and other expenses, net	(702)	(1,207)	(4,742)

Income (loss) before gain (loss) on businesses sold, net of provisions, income tax, equity affiliates, goodwill amortization and minority interests	2,774	2,102	(954)
Gain (loss) on businesses sold, net of provisions(c)	(140)	602	1,049
Income tax(d)	(400)	408	(2,556)

Income (loss) before equity affiliates, goodwill amortization and minority interests	2,234	3,112	(2,461)
Equity in earnings of sold subsidiaries	—	1	17
Income (loss) from equity affiliates	219	71	(294)
Veolia Environnement impairment	—	(203)	—
Goodwill amortization	(638)	(1,120)	(1,277)
Impairment losses	(31)	(1,792)	(18,442)

Income (loss) before minority interests	1,784	69	(22,457)
Minority interests	(1,030)	(1,212)	(844)

Net income (loss)	€754	€(1,143)	€(23,301)

Basic earnings per share	€0.70	€(1.07)	€(21.43)

Diluted earnings per share	€0.63	€(1.07)	€(21.43)

Weighted average common shares outstanding (in millions)(e)	1,072.1	1,071.7	1,087.4
Potential dilutive effect of outstanding financial instruments (in millions)(f)	127.0	137.9	146.3

(a)	Given the deconsolidation of VUE as of May 11, 2004, the 2004 statement of income includes 132 days of business for this entity (please refer to Note 3.1 to the Consolidated Financial Statements “NBC-Universal transaction completed as of May 11, 2004”) .

(b)	Includes High Yield Notes redemption costs (- €350 million).

(c)	Includes the after-tax loss on the divestiture of 80% of Vivendi Universal’s interest in VUE (- €1,793 million net of a
- €2,105 million foreign currency translation adjustment – with no impact on cash position and shareholders’ equity, please refer to Note 3.1 to the Consolidated Financial Statements “NBC-Universal transaction completed on May 11, 2004”), the capital gain on the divestiture of 15% of Vivendi Universal’s interest in Veolia Environnement (+ €1,316 million), as well as the gain on the divestiture of other entities, net of provisions (+ €337 million).

(d)	Following its admission to the French Consolidated Global Profit Tax System as of January 1, 2004, Vivendi Universal recognized a tax saving of €956 million. Please refer to paragraph 1.1.4 “Consolidated Global Profit Tax System since January 1, 2004” and to Note 24 to the Consolidated Financial Statements “Income tax for the 2004, 2003 and 2002 fiscal years”.

(e)	Excluding treasury shares recorded as a reduction in shareholders’ equity (2,441 shares as of December 31, 2004).

(f)	Financial instruments in the money as of December 31, 2004 represented approximately 104.8 million common shares.

          3.2. Adjusted net income (loss)

Vivendi Universal considers adjusted net income (loss), which is a non-GAAP measure, to be an important indicator of the company’s operating and financial performances. Vivendi Universal management focuses on adjusted net income (loss) as it better illustrates the performance of continuing operations excluding most non-recurring, non-operating items. It includes operating income, financing expense, other recurring financial expenses, income from equity affiliates and tax and interest relating to these items. As a consequence, it excludes goodwill amortization, gain (loss) on businesses sold, net of provisions, financial provisions, realized losses, net of financial provisions taken previously, tax expense, minority interests in adjustments and current deferred tax assets. Only tax savings in respect of current fiscal year are included in adjusted net income as a result of

Vivendi Universal’s election for the Consolidated Global Profit Tax System as of January 1, 2004. Adjusted net income (loss) never includes adjustments in operating income. Please refer to section 3.2.3 for a reconciliation of net income (loss) to adjusted net income (loss).

3.2.1. Comparison of 2004 versus 2003

Vivendi Universal’s adjusted net income amounted to €1,380 million in 2004 compared to an adjusted net income of €349 million in 2003. This improvement of €1,031 million was achieved through:

+ €167 million from improvement in operating income, despite VUE deconsolidation as of May 11, 2004, generating an unfavorable gap of €594 million;

+ €243 million from reduction in financing expenses resulting from (i) VUE deconsolidation as of May 11, 2004, and (ii) the decrease in the average financial gross debt (€10.3 billion in 2004 compared to €16.4 billion in 2003);

+ €427 million from improvement in other financial expenses, net of provisions (mainly due to an improvement in the foreign exchange result: net gain of €9 million compared to net loss of €228 million in 2003 as well as the forgiveness of SFD debt of €200 million by SFR Cegetel in 2003);

+ €147 million from improvement in income from equity affiliates and equity in earnings of sold subsidiaries mainly as a consequence of the equity accounting of NBCU from May 12, 2004 (€172 million corresponding to 234 days); and

+ €146 million from lower minority interests: in 2003, SFR Cegetel’s result benefited from tax savings relating to the rationalization of its structure;

partially offset by:

- €99 million from an increase in income tax expense (the positive impact of the Consolidated Global Profit Tax System in 2004 (+ €464 million) being slightly less than the impact of the rationalization of the SFR Cegetel structure recognized in 2003 (+ €515 million before minority interests)).

3.2.2. Comparison of 2003 versus 2002

Vivendi Universal’s adjusted net income amounted to €349 million in 2003 compared to an adjusted net loss of €514 million in 2002. This improvement of €863 million was achieved through:

+ €1,432 million from the improvement in operating income;

+ €393 million from a decrease in tax expenses (mainly a consequence of the rationalization of the SFR Cegetel structure (€515 million));

partially offset by:

- €48 million from higher financing expenses, reflecting an increase in the average cost of debt (4.8% in 2003 versus 4.1% in 2002) partially offset by a lower average financial gross debt (€16.4 billion in 2003 versus €22.1 billion in 2002);

- €538 million from higher financial expenses (mainly due to a €228 million foreign exchange loss in 2003 compared to a €153 million foreign exchange gain in 2002);

- €103 million from the decrease in income from equity affiliates or equity in earnings of sold affiliates (reduced contribution from Veolia Environnement not fully offset by reduced losses in international telecom and Canal+ Group);

- €273 million from higher minority interests (mainly due to the improvement in SFR Cegetel and Maroc Telecom results).

2003 adjusted net income continued to be affected by various important transactions during the year. Positive items were the simplification of SFR Cegetel’s structure (€287 million group share) and the reversal of certain provisions (€649 million). They were largely offset by the negative impact of currency movements (foreign exchange losses of €228 million and negative currency impact on operating income of €121 million), as well as restructuring provisions and various exceptional charges (€510 million).

3.2.3. Reconciliation of net income (loss) to adjusted net income (loss)

	Year ended December 31,
	2004 as		2003 as		2002 as
	published		published		published
(In millions of euros)
Net income (loss)(a)	€754		€(1,143)		€(23,301)
Adjustments
Financial provisions and amortization of deferred charges related to bond issuances, facilities and other(b)	18		(563)		2,895
Realized losses, net of financial provisions taken previously(b)	5		503		(1)
Other non-operating and non-recurring items(b)	236	(c)	154		782

Subtotal impact on other financial expenses, net of provisions(b)	259		94		3,676
Loss (gain) on businesses sold, net of provisions(a)	140		(602)		(1,049)
Veolia Environnement impairment(a)	—		203		—
Goodwill amortization(a)	638		1,120		1,277
Impairment losses(a)	31		1,792		18,442
Income tax(d)	(403	)(e)	(1,112	)(e)	1,022
Minority interests in adjustments	(39)		(3)		(581)

Adjusted net income (loss)	€1,380		€349		€(514)

(a)	As reported in the Consolidated Statement of Income.

(b)	Breakdown of impact of adjustments on other financial expenses, net of provisions for the year ended December 31, 2004:

	Year ended December 31, 2004
	Financial
	provisions and		Other non-
	amortization of		operating and
	deferred financial	Realized	non-recurring
(In millions of euros)	charges	losses	items	Net impact

Premiums on call option on Veolia Environnement shares	€—	€—	€173	€173
Mark-to-market of DuPont shares	31	—	—	31
Loss incurred on the settlement of interest rate swaps	67	—	(56)	11
Loss incurred on the sale of treasury shares to employees exercising their stock options	—	(5)	—	(5)
Provision on put option on interest in Cegetel S.A.S granted to SNCF	(35)	—	—	(35)
Amortization of deferred charges related to bond issuances, facilities and other	(70)	—	—	(70)
High Yield Notes redemption costs	—	—	(350)	(350)
Other	(11)	—	(3)	(14)

Total	€(18)	€(5)	€(236)	€(259)

(c)	Includes losses incurred on the settlement of put options on treasury shares (- €104 million) and fees relating to the implementation of the group’s refinancing plan (- €50 million).

(d)	Includes the neutralization of the deferred tax asset relating to expected tax savings for fiscal year 2005 (€492 million), recognized as a result of Vivendi Universal’s election for the Consolidated Global Profit Tax System as of January 1, 2004. Only tax savings in respect of fiscal year 2004 (€464 million) are included in adjusted net income.

(e)	2002 versus 2003 decrease mainly corresponds to the reversal of a €477 million reserve (recorded in 2002 in respect of a potential contractual liability for tax indemnification that might have arisen in 2002 if Vivendi Universal had been unable to secure refinancing for the bridge loan relating to the $1.6 billion Vivendi Universal Entertainment Leveraged Partnership Distribution on May 7, 2002).

3.3. Comparison of 2004 versus 2003

For the first time since 2000, Vivendi Universal reported net income in 2004 of €754 million compared to a loss of €1,143 million in 2003. The 2003 net loss was mainly due to impairment losses recorded in 2003. Net income in 2004 mainly resulted from an increase in the operating income of Media (Canal+ Group and UMG) and Telecom (SFR Cegetel and Maroc Telecom), and from a decline in financing expense and other financial expenses, net of provisions, and a substantial reduction in goodwill amortization. However, these were slightly offset by an increase in income tax and losses on businesses sold, net of provisions.

Revenues

In 2004, Vivendi Universal’s consolidated revenues amounted to €21,428 million compared with €25,482 million in 2003.

On a comparable basis,4 revenues increased by 5% (7% at constant currency), from €17,972 million to €18,893 million. This positive performance was mainly achieved through a return to revenue growth at UMG, Canal+ Group and continued growth at SFR Cegetel and Maroc Telecom, and despite a revenue decline at VUG (which nonetheless reported growth in the fourth quarter of 2004 compared to the fourth quarter of 2003).

For an analysis of revenues by business segment, please refer to section 4 “Comparison of business segment results 2004-2003-2002”.

Cost of revenues and gross margin

In 2004, cost of revenues represented 54% of revenues (€11,633 million) compared to 60% of revenues (€15,268 million) in 2003. The gross margin rate increased from 40% in 2003 to 46% in 2004, mainly due to (i) significant changes in scope (primarily the deconsolidation of VUE in May 2004, because VUE’s gross margin rate was lower than the group’s average), (ii) tight control of customer acquisition and retention costs at SFR Cegetel and (iii) efficient cost reduction policy, particularly at UMG.

Selling, general and administrative expenses

In 2004, selling, general and administrative expenses amounted to €6,201 million compared to €6,812 million in 2003. Cost reduction in 2004 compared to 2003 was mainly attributable to significant changes in scope in 2004 (primarily the deconsolidation of VUE and the divestiture of non-core businesses).

Depreciation and amortization

Depreciation and amortization are part of the administrative and commercial expenses and cost of revenues. In 2004, depreciation and amortization amounted to €1,843 million compared to €1,977 million in 2003. This slight improvement was mainly due to significant changes in scope (deconsolidation of VUE in May 2004 and divestiture of non-core businesses), slightly offset by higher amortization costs at UMG (resulting from the reduction in the amortization period for music and music publishing catalogs from 20 to 15 years) and at telecom operations, mainly at SFR Cegetel, following the commencement of the amortization period for the UMTS license beginning mid-June 2004.

Other operating expenses, net

In 2004, other operating expenses, net, amounted to €118 million compared to €93 million in 2003. They comprised of restructuring charges, which amounted to €112 million (primarily at UMG and VUG) in 2004 compared to €221 million in 2003. In 2003, other operating expenses, net, also included provision reversals (including €129 million at Canal+ Group).

Operating income

In 2004, Vivendi Universal’s operating income amounted to €3,476 million compared to €3,309 million in 2003.

On a comparable basis, operating income increased by 41% (41% at constant currency), from €2,216 million to €3,117 million. All businesses contributed to this strong performance, especially UMG and SFR Cegetel.

For an analysis of operating income by business segment, please refer to section 4 “Comparison of business segment results 2004-2003-2002”.

[4]	For a definition of comparable basis, please refer to section 4.2 “Revenues, operating income and cash flow from operations by business segment on a comparable basis 2004-2003”.

Financing Expense

In 2004, financing expense amounted to €455 million compared to €698 million in 2003. Lower financing costs resulting from the deconsolidation of VUE as of May 11, 2004 contributed €189 million to this reduction. Average financial gross debt (calculated on a daily basis) decreased to €10.3 billion in 2004 compared to €16.4 billion in 2003. This was mainly due to the impact of the divestiture plan, and in particular the divestiture of VUE to NBCU which resulted in the deconsolidation of VUE’s debt (€3.6 billion) and generated cash proceeds (approximately €3 billion, after cash payment to minority shareholders and other fees).

The cost of the average financial gross debt was 4.8% in 2004, unchanged compared to 2003. The decrease in financing costs resulting from lower average financial gross debt was offset by the additional costs incurred in 2004 in connection with the High Yield Notes (€1.2 billion issued in April 2003 bearing an interest rate of 9.25% for the tranche denominated in US dollars and 9.5% for the tranche denominated in euros, as well as €1.35 billion issued in July 2003 bearing an interest rate of 6.25%). The remaining balance of outstanding High Yield Notes were redeemed in January 2005.

For the twelve months ended December 31, 2004, the cost of average financial gross debt was lower than for the first six months ended June 30, 2004 (5.26%) as a result of the significant decrease in the cost of average financial gross debt over the second half of 2004 (4.44% versus 5.23% for the second half of 2003) due to the combined effect of the redemption of 83% of the High Yield Notes in June 2004 (funded by the cash received from the NBC-Universal transaction) and the new credit facilities obtained on better financial terms as a result of the upgrade of Vivendi Universal’s credit rating to “Investment Grade” by Fitch (BBB- on May 12, 2004), Standard & Poor’s (BBB- on June 1, 2004) and Moody’s (Baa3 on October 22, 2004). Please refer to section 5 “Liquidity Update”.

Furthermore, financing expense included the cost of interest rate swaps (€76 million) and interest paid on the notes mandatorily redeemable for new shares in Vivendi Universal (€78 million).

Other financial expenses, net of provisions

In 2004, other financial expenses, net of provisions, amounted to €247 million compared to €509 million in 2003.

In 2004, they mainly comprised of: (i) the cost related to the redemption of the High Yield Notes (- €350 million including premiums paid to bondholders of €300 million and accelerated amortization of residual issuance fees), (ii) amortization of deferred charges related to bond issuances, facilities and other (- €70 million), (iii) the provision in respect of the SNCF put option on Cegetel S.A.S. (- €35 million in addition to the provision of - €85 million recorded as of December 31, 2003) and (iv) loss resulting from the sale of treasury shares to employees exercising their stock options (- €23 million). These negative impacts were slightly offset by (i) the release to income of a premium received on call options for Veolia Environnement shares sold on December 2002 and not exercised at maturity on December 2004 (+ €173 million), (ii) a provision reversal related to the mark-to-market of DuPont shares (+ €31 million), (iii) the gain related to divestiture of VIVA Media shares (+ €26 million), and (iv) the loss incurred on the settlement of interest rate swaps (as a result of the completion of the refinancing plan, €56 million of non-hedging interest rate swaps were recorded in financial expenses, offset by provision reversals of €67 million).

In 2003, other financial expenses, net of provisions, were mainly comprised of: (i) foreign exchange losses (- €228 million), (ii) the forgiveness of SFD debt by SFR Cegetel (- €200 million, offset by the improvement in SFD earnings and shareholders’ equity, which positively impacted SFR Cegetel’s equity share in SFD earnings), (iii) amortization of deferred charges related to bond issuances, facilities and other (- €193 million including a €64 provision accrual), (iv) fees incurred on the implementation of the refinancing plan (- €50 million), (v) the SEC fine (- €40 million), and (vi) the mark-to-market of the SNCF put option on Cegetel SAS (- €85 million, for more details, please refer to Note 28 to the Consolidated Financial Statements “Commitments and contingencies”). These negative impacts were partially offset by (i) the gain on the sale of IAC warrants (+ €125 million including a €454 provision reversal), (ii) the mark-to-market of DuPont shares ( + €142 million), (iii) the termination of LineInvest total return swap (+ €97 million), and (iv) the sale of the impaired investment in Softbank Capital Partner (+ €29 million).

Please refer to Note 22 to the Consolidated Financial Statements “Other financial expenses, net of provisions, for the years ending December 31, 2004, 2003 and 2002”.

Gain (loss) on businesses sold, net of provisions

In 2004, the loss on business sold, net of provisions, amounted to €140 million. It mainly included:

•	A capital loss of €1,793 million related to the divestiture of 80% of Vivendi Universal’s interests in VUE, completed on May 11, 2004 (please refer to Note 3.1 to the Consolidated Financial Statements “NBC-Universal transaction completed on May 11, 2004”). This loss comprised of:

–	a before-tax profit of $653 million, since the carrying value in dollars of disposed assets was less than their transaction value in dollars;

–	a tax expense of $290 million, i.e., an after-tax profit of $363 million (€312 million); and

–	the reclassification to net income of the share of negative non-cash cumulative foreign currency translation adjustments relating to the divested assets, in the amount of €2,105 million.

•	The gain on the divestiture of 15% of Vivendi Universal’s interests in Veolia Environnement of €1,316 million (please refer to Note 3.2 to the Consolidated Financial Statements “Divestiture of 15% of Veolia Environment, part of Vivendi Universal’s 20.3% stake – December 2004”).

•	The gain on the divestiture of other entities, net of provisions, of €337 million, which was mainly comprised of various liquidation bonuses (+ €74 million), the impact of the divestiture of the “flux-divertissement” business of StudioExpand and Canal+ Benelux (+ €66 million), UCI Cinemas (+ €64 million), Sportfive (+ €44 million), Kencell (+ €38 million), Monaco Telecom (+ €21 million) and Atica & Scipione (- €8 million), as well as a provision relating to the anticipated divestiture of NC Numéricâble (- €56 million) and the impact of the abandonment of Internet operations (+ €34 million).

In 2003, the gain on businesses sold, net of provisions, of €602 million consisted mainly of capital gains on the divestiture of and/or dilution of Vivendi Universal’s interest in the following investments (please refer above to section 1.2 “2003 developments” for further details): gain on Telepiù (+ €215 million, including a €352 million provision reversal), Consumer Press Division (+ €104 million), Comareg (+ €42 million), Internet subsidiaries (+ €38 million), Xfera (+ €16 million, including a €75 million provision accrual) and dilution results in Sogecable (+ €71 million) and UGC (- €47 million).

On December 31, 2003, income tax and minority interests relating to the gain on business sold, net of provisions, amounted to
-€21 million and €11 million, respectively. Please refer to Note 23 to the Consolidated Financial Statements “Gain (loss) on businesses sold, net of provisions, for the years ended December 31, 2004, 2003 and 2002”.

Income tax

In 2004, the income tax expense totaled €400 million compared to a credit of €408 million in 2003.

On December 23, 2003, Vivendi Universal applied to the French Ministry of Finance for permission to use the Consolidated Global Profit Tax System. Vivendi Universal was admitted to this system by an order, dated August 22, 2004, notified on August 23, 2004, for a five-year period beginning with the taxable year 2004. As of December 31, 2004, the impact of this agreement on the income tax expense corresponded to expected tax savings of €956 million. The first tax return must be filed by November 30, 2005 at the latest. This credit corresponds to expected tax savings in fiscal year 2004 (€464 million) and a deferred tax asset in the amount of 2005 expected tax savings (€492 million) based on next year’s budget. Please refer to the above section 1.1.4 “Consolidated Global Profit Tax System since January 1, 2004” and to Note 24 to the Consolidated Financial Statements “Income Tax for the 2004, 2003 and 2002 fiscal years”.

Furthermore, in 2004, excluding 2003 non-recurring items described below, the income tax expense increase reflected the improvement in the income before gain (loss) on businesses sold, net of provisions, income tax, equity interest, goodwill amortization and minority interests of the businesses and particularly SFR Cegetel.

2003 reported an income tax credit of €408 million mainly due to (i) tax savings relating to the rationalization of the structure at SFR Cegetel (€515 million), (ii) a reversal of a reserve of €477 million (established in 2002 for a potential contractual liability for tax compensation that might have arisen in 2002 if Vivendi Universal had been unable to secure refinancing for the bridge loan relating to the $1.6 billion Vivendi Universal Entertainment Leveraged Partnership Distribution made on May 7, 2002) and (iii) other provision reversals resulting from the conclusion of tax audits covering prior taxable periods.

Income tax cash flow: Income tax paid amounted to €580 million in 2004 compared to €1,242 million in 2003. This improvement was mainly achieved through (i) tax savings related to the rationalization of the corporate structure at SFR Cegetel, which mainly had a cash impact on tax paid in 2004, and (ii) VUE’s deconsolidation as of May 11, 2004.

Income from equity affiliates

Income from equity affiliates amounted to €219 million in 2004 compared to €71 million in 2003. This improvement was mainly due to the equity accounting of NBCU from May 12, 2004 (€172 million corresponding to 234 days) slightly offset by SFD’s contribution in 2003.

Goodwill amortization

In 2004, goodwill amortization decreased by 43% to €638 million compared to €1,120 million in 2003 primarily due to changes in scope in 2004 (mainly the deconsolidation of VUE) and the exceptional amortization recorded by Canal+ Group in the first quarter of 2003.

Impairment losses

In 2004, impairment losses amounted to €31 million compared to €1,792 million in 2003 and were incurred mainly in certain subsidiaries of Canal+ Group. In 2003, the main sources of impairment were UMG, due to continued deterioration of the music market in 2003 (€1,370 million), VUE, due to softness in the tourism market impacting theme park operations (€188 million), Canal+ Group, as a consequence of the impairment of international assets under divestiture (€165 million) and VUG (€61 million). For more details, please refer to Note 4.4 to the Consolidated Financial Statements “Impairment losses”.

Minority Interests

In 2004, minority interests declined by 15% to €1,030 million and primarily comprised of minority interests at SFR Cegetel and Maroc Telecom. This decrease mainly resulted from the decline in SFR Cegetel’s net income before minority interests, which benefited from tax savings relating to the rationalization of the corporate structure in 2003.

Earnings per share – basic and diluted

      In 2004, earnings improved significantly from a net loss of €1,143 million in 2003 (- €1.07 per share – basic and diluted) to a net income of €754 million in 2004 (basic earnings of €0.70 per share and diluted earnings of €0.63 per share).

      3.4. Comparison of 2003 versus 2002

Vivendi Universal’s net loss was significantly reduced in 2003 to €1,143 million compared to €23,301 million in 2002. Excluding Veolia Environnement, this significant improvement was mainly due to lower impairment losses of goodwill and other intangible assets and lower financial provision accrual, which were slightly offset by lower gain on businesses sold.

Revenues

In 2003, Vivendi Universal’s consolidated revenues amounted to €25,482 million compared to €58,150 million in 2002. Excluding Veolia Environnement and the publishing businesses divested in 2003, Vivendi Universal 2003 revenues declined 10%, from €28,157 million to €25,354 million. Main contributors to the decline at constant currency were UMG, VUG and Canal+ Group (mainly due to scope changes), partially offset by increased revenues at SFR Cegetel, Maroc Telecom and VUE.

For an analysis of revenues by business segment, please refer to section 4 “Comparison of Business Segment Results 2004-2003-2002”.

Cost of revenues

In 2003, cost of revenues represented 60% of revenues or €15,268 million compared to 60% of revenues or €16,749 million in 2002, excluding Veolia Environnement. Gross margins were flat due to the combination of: (i) improved gross margin from Canal+ Group mainly due to the efficient cost reduction policy and scope changes, (ii) reduced gross margins at UMG (higher proportion of lower margin activities) and VUG (higher royalties expenses), (iii) the divestiture of Consumer Press Division and Comareg, and (iv) reduced costs from VTI and Internet activities as a result of the ongoing restructuring plan.

Selling, general and administrative expenses

Selling, general and administrative expenses represented 27% of revenues or €6,812 million in 2003 compared to 32% of revenues or €8,918 million in 2002 excluding Veolia Environnement. The cost improvements in 2003 versus 2002 were attributable to: (i) lower fixed costs at UMG, (ii) scope changes at Canal+ Group, VTI and VUE and the divestiture of Comareg and Consumer Press Division, and (iii) decline of holding costs as 2002 was impacted by high expenses related to pensions and insurance due to a change in scope.

Depreciation and amortization

Depreciation and amortization (D&A) are part of cost of revenues and selling, general and administrative expenses. In 2003, depreciation and amortization amounted to €1,977 million compared to €2,669 million in 2002, excluding Veolia Environnement. This improvement was mainly due to scope changes at Canal+ Group, reduction of the amortization of catalogue induced by impairment losses recorded at UMG in 2002, and higher level of D&A at SFR Cegetel in 2002 resulting from the revision of the useful life of mobile tangible assets and from the effect of the impairment test on the fixed line operations.

Other operating expenses, net

Other operating expenses, net, amounted to €93 million in 2003 compared to €851 million in 2002. They were comprised of restructuring charges, which amounted to €221 million in 2003 (mainly at UMG, Canal+ group and Internet) compared to €304 million in 2002 (mainly resulting from restructuring plans at the holding level and at Internet). In 2002, other operating expenses also included non-recurring provisions.

Operating income

Whereas Vivendi Universal’s revenues declined by 56%, Vivendi Universal operating income declined by 13% to €3,309 million, compared to €3,788 million in 2002, mainly due to scope changes. Excluding Veolia Environnement and VUP assets sold in 2003, the €1,412 million change was achieved through:

+	€572 million improvement at Canal+ Group, which recorded €247 million of operating income in 2003 including some provision reversal early in the year;

+	€510 million from the elimination of the company’s cash drains in the non-core businesses (VU Net, VTI and Vivendi Valorisation);

+	€470 million from the improved performance at SFR Cegetel;

+	€335 million from lower holding and corporate costs;

+	€160 million growth at Maroc Telecom; and

+	€115 million at VUE, mainly due to changes in scope;

and was offset by:

– €486 million decline at UMG; and

– €264 million decline at VUG.

For an analysis of operating income by business segment, please refer to section 4 “Comparison of Business Segment Results 2004-2003-2002”.

Financing Expense

In 2003, financing expense was reduced by one half to €698 million compared to €1,333 million in 2002.

Average financial gross debt decreased to €16.4 billion in 2003 from €22.1 billion in 2002 including the €4 billion investment to increase Vivendi Universal’s stake in SFR Cegetel by 26%, but as a result of the refinancing program, the average cost of financial gross debt increased from 4.1% in 2002 to 4.8% in 2003, including management of interest costs.

Other financial expenses, net of provisions

In 2003, other financial expenses, net of provisions, amounted to €509 million compared to €3,409 million in 2002.

In 2002, they were primarily comprised of a capital gain on the sale of Vinci (€153 million) and dividends from unconsolidated investments (€58 million) offset by losses related to put options on treasury shares (€693 million including a provision accrual of €104 million), fees related to the implementation of the refinancing plan (€193 million) and provision accruals as a result of mark-to-market of IAC warrants, interest rate swaps and premiums on Vivendi Universal call options (€454 million, €261 million, €226 million, respectively), impairment losses related to Elektrim Telekomunikacja, UGC and UGC Ciné Cité, investments in international telecom and Softbank Capital Partner investment (€609 million, €220 million, €175 million, €120 million, respectively) and amortization of deferred charges related to bond issuances, facilities and other (€174 million).

Please refer to Note 22 to the Consolidated Financial Statements “Other financial expenses, net of provisions, for the years ended December 31, 2004, 2003 and 2002”.

Gain on businesses sold, net of provisions

In 2002, gain on businesses sold, net of provisions, totaled €1,049 million; the principal components of which were capital gains on the divestiture of and/or dilution of our interest in the following investments: €1,588 million for BSkyB, €1,419 million for Veolia Environnement, €329 million for Vivendi Universal Publishing’s European publishing operations, €172 million for Canal Digital, and €90 million for Vizzavi Europe. Partially offsetting these gains were capital losses on the divestitures of Houghton Mifflin (€822 million), EchoStar (€674 million), Vivendi Universal Publishing’s business-to-business and health divisions (€298 million), and Sithe (€232 million), and a €360 million provision related to the anticipated sale of Telepiù.

Income tax

In 2003, income tax was a credit of €408 million compared to an expense of €2,556 million in 2002. This improvement was mostly due to (i) the effect of the rationalization of the structures at SFR Cegetel (savings of €515 million in 2003), (ii) the deconsolidation of Veolia Environnement (expense of €437 million in 2002), (iii) a reversal of a reserve of €477 million (established in 2002 for a potential contractual liability for tax indemnification that would have arisen in 2002 if Vivendi Universal had been unable to secure refinancing for the bridge loan relating to the $1.6 billion Vivendi Universal Entertainment Leveraged Partnership Distribution made on May 7, 2002) and (iv) other provision reversals resulting from the conclusion of tax audit for prior taxable period. Vivendi Universal’s income tax rate on adjusted net income in 2003 was 31% compared to 63% in 2002.

Income tax cash flow: Since SFR Cegetel, Maroc Telecom, CanalSatellite and Canal+ SA were not part of Vivendi Universal’s consolidated tax group, losses elsewhere in the group were not available to offset profits taxable at those entities. Income tax paid amounted to €1,242 million in 2003 compared to €1,252 million in 2002.

Income from equity affiliates

Income from equity affiliates amounted to €71 million in 2003, excluding Veolia Environnement impairment losses and impairment losses recorded in respect to certain VUE affiliates, compared to a loss from equity affiliates of €294 million in 2002 mainly due to decreased losses from VTI, Internet and Canal+ subsidiaries as main cash drains have been eliminated and increased earnings from SFR Cegetel subsidiaries, mainly due to SFD contribution, which had no impact on Vivendi Universal’s account as it was offset by another financial expense.

Goodwill amortization

In 2003, goodwill amortization declined 12% to €1,120 million compared to €1,277 million in 2002. The increase in Canal+ Group and SFR Cegetel goodwill amortization was primarily driven by the exceptional amortization (€129 million) of Telepiù at Canal+ Group to offset the provision reversal and increased goodwill amortization at SFR, primarily due to the acquisition of the 26% BT’s stake, which have been more than offset by the impact of the divestitures and restructuring plan at VU Net and particularly the reduction of amortization induced by the impairment losses recorded in previous years.

Impairment losses

In 2003, impairment losses amounted to €1,792 million compared to €18,442 million in 2002. In view of the continued deterioration of the economy in 2002 and the resulting decline in the value of some media and telecommunications assets, combined with the impact of the future increased cost of capital to the group as a result of liquidity issues, €18,442 million of goodwill was written down in 2002. These impairment losses were broken down as follows: €5.4 billion for Canal+ Group, €5.3 billion for UMG, €6.5 billion for VUE, and €1.2 billion for international telecoms and Internet assets. This impairment charge did not reflect any proportional notional impairment of goodwill originally recorded as a reduction of shareholders’ equity, which amounted to €0.7 billion in 2002.

For further discussion on impairment losses, please refer to Note 4.4 to the Consolidated Financial Statements.

Minority Interests

In 2003, minority interest expense increased by 44% to €1,212 million, primarily due to the increased profitability at SFR Cegetel and Maroc Telecom and despite the acquisition of the 26% BT’s stake in SFR Cegetel.

Earnings per share – basic and diluted

Net loss was significantly reduced to €1,143 million compared to €23,301 million in 2002. Vivendi Universal’s 2003 loss per share (basic and diluted) amounted to €1.07 compared to €21.43 in 2002.

4 – COMPARISON OF BUSINESS SEGMENT RESULTS 2004-2003-2002

4.1. Revenues, operating income and cash flow from operations by business segment as published in 2004-2003-2002

	AS PUBLISHED
	Year ended December 31,
(In millions of euros)	2004	2003	% Change	2002
Revenues

Canal+ Group	€3,580	€4,158	-14%	€4,833
Universal Music Group	4,993	4,974	0%	6,276
Vivendi Universal Games	475	571	-17%	794

Media	9,048	9,703	-7%	11,903
SFR Cegetel	8,317	7,574	10%	7,067
Maroc Telecom	1,627	1,471	11%	1,487

Telecom	9,944	9,045	10%	8,554
Non-core operations and elimination of inter-company transactions(a)	109	584	-81%	813

Total Vivendi Universal	€19,101	€19,332	-1%	€21,270

(Excluding VUE, VE and VUP assets sold in 2003)
Vivendi Universal Entertainment(b)	2,327	6,022	-61%	6,270
VUP assets sold in 2003(c)	—	128	na *	572
Veolia Environnement	—	—	na *	30,038

Total Vivendi Universal	€21,428	€25,482	-16%	€58,150

Operating income

Canal+ Group	€198	€247	-20%	€(325)
Universal Music Group	338	70	x5	556
Vivendi Universal Games	(183)	(201)	9%	63

Media	353	116	x3	294
SFR Cegetel	2,257	1,919	18%	1,449
Maroc Telecom	673	628	7%	468

Telecom	2,930	2,547	15%	1,917
Holding & corporate	(220)	(330)	33%	(665)
Non-core operations(a)	76	39	95%	(471)

Total Vivendi Universal	€3,139	€2,372	32%	€1,075

(Excluding VUE, VE and VUP assets sold in 2003)
Vivendi Universal Entertainment(b)	337	931	-64%	816
VUP assets sold in 2003(c)	—	6	na *	(14)
Veolia Environnement	—	—	na *	1,911

Total Vivendi Universal	€3,476	€3,309	5%	€3,788

Cash flow from operations(d)

Canal+ Group	€674	€367	84%	€(361)
Universal Music Group	755	463	63%	523
Vivendi Universal Games	(18)	(200)	91%	72
NBC Universal dividends	357	—	na *	—

Media	1,768	630	x3	234
SFR Cegetel	2,241	2,053	9%	2,058
Maroc Telecom	707	696	2%	599

Telecom	2,948	2,749	7%	2,657
Holding & corporate	(387)	(242)	-60%	(577)
Non-core operations(a)	12	(67)	na *	(135)

Total Vivendi Universal	€4,341	€3,070	41%	€2,179

(Excluding VUE, VE and VUP assets sold in 2003)
Vivendi Universal Entertainment(b)	406	1,290	-69%	503
VUP assets sold in 2003(c)	—	11	na *	(24)
Veolia Environnement	—	—	na *	715

Total Vivendi Universal	€4,747	€4,371	9%	€3,373

*na: non-applicable.

(a)	Corresponds to VUP activities in Brazil (Atica & Scipione) deconsolidated since January 1, 2004, Internet operations abandoned since January 1, 2004, VTI, Vivendi Valorisation and other non-core businesses.

(b)	VUE was deconsolidated as of May 11, 2004 as a result of the divestiture (from an accounting standpoint) of 80% of Vivendi Universal’s interest in this company.

(c)	Corresponds to Consumer Press Division sold in February 2003, which was deconsolidated as of January 1, 2003, and Comareg sold in May 2003.

(d)	Vivendi Universal considers the non-GAAP measures, cash flow from operations, and proportionate cash flow from operations, to be important indicators measuring the company’s operating performance because they are commonly reported and used by the international analyst community, investors, and others associated with certain media and communication industries. The company manages its various business segments on the basis of cash flow from operations, defined as net cash provided by operating activities, as published, excluding financing costs and income tax and by deducting capital expenditures, net of divestitures. The company’s management uses cash flow from operations for reporting and planning purposes. The reconciliation of net cash provided by operating activities to cash flow from operations is presented in section 5 “Liquidity Update”.

      4.2. Revenues, operating income and cash flow from operations by business segment on a comparable basis 2004 – 2003

Comparable basis essentially illustrates the effect of the divestiture of VUE, the divestitures at Canal+ Group (Telepiù, Canal+ Nordic, Canal+ Benelux, etc.), the divestitures of VUP (Comareg and Atica & Scipione), Vivendi Telecom Hungary, Kencell and Monaco Telecom and the abandonment of Internet operations, and includes the full consolidation of Telecom Développement at SFR Cegetel and of Mauritel at Maroc Telecom as if these transactions had occurred at the beginning of 2003. In addition, comparable basis takes into consideration a change in presentation adopted as of December 31, 2004:

In order to standardize the accounting treatments of sales of services provided to customers on behalf of content providers (mainly toll numbers), following the consolidation of Telecom Développement, sales of services to customers, managed by SFR Cegetel and Maroc Telecom on behalf of content providers, previously presented in a gross basis in SFR and Telecom Développement’s revenues, are presented net of the related expenses. This change in presentation has no impact on operating income. At SFR Cegetel, it reduced revenues by €168 million in 2004. At Maroc Telecom, the impact was immaterial. In addition, comparable basis does not include dividends received from NBCU.

	COMPARABLE BASIS
	Year ended December 31,
				% Change
				at constant
(In millions of euros)	2004	2003	% Change	currency
Revenues
Canal+ Group	€3,470	€3,339	4%	4%
Universal Music Group	4,993	4,974	0%	5%
Vivendi Universal Games	475	571	-17%	-11%

Media	8,938	8,884	1%	3%
SFR Cegetel	8,317	7,537	10%	10%
Maroc Telecom	1,658	1,523	9%	11%

Telecom	9,975	9,060	10%	10%
Non core operations and elimination of inter-company transactions(a)	(20)	28	na*	na*

Total Vivendi Universal	€18,893	€17,972	5%	7%

Operating income
Canal+ Group	€184	€95	94%	95%
Universal Music Group	338	70	x5	x5
Vivendi Universal Games	(183)	(201)	9%	0%

Media	339	(36)	na*	na*
SFR Cegetel	2,257	1,971	15%	15%
Maroc Telecom	682	642	6%	8%

Telecom	2,939	2,613	12%	13%
Holding & corporate	(220)	(330)	33%	31%
Non-core operations(a)	59	(31)	na*	na*

Total Vivendi Universal	€3,117	€2,216	41%	41%

Cash flow from operations
Canal+ Group	€676	€134	x5
Universal Music Group	755	463	63%
Vivendi Universal Games	(18)	(200)	91%

Media	1,413	397	x4
SFR Cegetel	2,241	2,153	4%
Maroc Telecom	723	686	5%

Telecom	2,964	2,839	4%
Holding & corporate	(387)	(242)	-60%
Non-core operations(a)	33	(18)	na*

Total Vivendi Universal	€4,023	€2,976	35%

*na: non-applicable.

(a)	Corresponds to VTI (excluding Vivendi Telecom Hungary, Kencell and Monaco Telecom), Vivendi Valorisation and other non-core businesses.

4.3.	Comments on revenues, operating income and cash flow from operations for Vivendi Universal’s businesses

4.3.1.	Comments on revenues, operating income and cash flow from operations for Media operations

In 2004, Media operations revenues amounted to €9,048 million, down 7% compared with 2003 (representing a 3% increase on a comparable basis at constant currency).

In 2004, Media operations operating income increased threefold amounting to €353 million (on a comparable basis it went from -€36 million in 2003 to €339 million in 2004).

In 2003, Media operations revenues amounted to €9,703 million, down 18% compared to 2002, while operating income amounted to €116 million, down 60% compared to 2002.

Canal+ Group

	Year ended December 31,
					Comparable
	As published				basis (a)
(In millions of euros, except for margins)	2004	2003	% Change	2002(b)	% Change
Revenues
Pay-TV – France	€2,861	€2,813	2%	€2,663	3%
Film – Studio Canal	394	351	12%	455	12%
Other	325	994	-67%	1,715	8%

Total Canal+ Group	€3,580	€4,158	-14%	€4,833	4%
Operating income (loss)	€198	€247	-20%	€(325)	94%
Operating margin (%)	6%	6%	stable	na*	+ 2 points
Cash flow from operations	€674	€367	84%	€(361)	x5

Subscriptions (in thousands)(c)
Analog	2,455	2,611	-6%	2,864
Digital	1,917	1,738	10%	1,613

Individual subscribers	4,372	4,349	1%	4,477
Collective	402	375	7%	363
Overseas	181	183	-1%	178

Total Canal+ (premium channel)	4,955	4,907	1%	5,018
CanalSatellite	2,989	2,751	9%	2,520
NC Numericâble	436	423	3%	407

Total subscriptions in France	8,380	8,081	4%	7,945

(a)	Comparable basis essentially illustrates the effect of the divestitures at Canal+ Group (Telepiù, Canal+ Nordic, Canal+ Benelux, etc.) as if these transactions had occurred at the beginning of 2003.

(b)	Please note that to better reflect the performances of each separate business, Canal+ Group has reallocated dedicated operations and holding costs to each appropriate business line. These amounts were previously reported in “other”. As a consequence, breakdown of revenues and operating income by business differs from figures published in 2002.

(c)	Individual and collective subscriptions differ from 2002 published data, which included only individual subscriptions.

2004 versus 2003

Canal+ Group reported revenues of €3,580 million in 2004, up 4% as compared to 2003 on a comparable basis.

For 2004, Canal+ Group reported operating income of €198 million, up 94% as compared to the previous year on a comparable basis. With positive operating income for the second consecutive year, Canal+ Group confirmed the steady strengthening of its economic situation. This strong performance also reflected the ongoing effects of the strategic recovery plan implemented since 2003.

Cash flow from operations in 2004 was €674 million (compared to €366 million at the end of 2003), representing an almost five-fold increase on a comparable basis. In 2004, cash flow from operations included in particular the positive impact of the sale of the Canal+ headquarters in Paris (€108 million).

Pay TV – France:

Revenues of Canal+ Group’s core business, French pay-TV, amounted to €2,861 million in 2004 and increased 3% as compared to 2003 on a comparable basis. At the end of 2004, Canal+ Group’s portfolio had nearly 8.4 million subscriptions (individual and collective, in France and French overseas territories) to its pay-TV offerings in France, a net increase of 300,000 subscriptions in one year.

In 2004, Canal+, the premium channel, increased its number of subscriptions for the first time since 2000. On December 31, 2004, its portfolio reached 4.95 million subscriptions, representing a net increase of 48,000 subscriptions compared to the previous year. Over the course of the year, the premium channel totaled more than 550,000 new subscriptions and achieved a significant churn rate decrease (-2 percentage points), which fell below 11%. In 2004, Canal+ strengthened its premium offer, in particular by signing an agreement with the French movie industry and securing exclusivity rights to France’s top soccer league for three seasons starting 2005/2006.

CanalSatellite continued its growth, ending 2004 with 2.99 million subscriptions (a net increase of 238,000) and achieved a 0.5 percentage point churn rate decrease to 8.6%.

French pay-TV’s operating income amounted to €151 million in 2004, up 18% compared to the previous year on a comparable basis. This improved result of the group’s core business was mainly due to revenues growth in addition to savings resulting from the strategic recovery plan.

Film – StudioCanal:

Canal+ Group’s movie business increased revenues by 12% to €394 million in 2004, primarily due to successful theatrical releases (Les Rivières Pourpres 2, Podium, Comme une image, Bridget Jones 2 ) and the strong performance of DVDs, including Les Nuls, L’Intégrule 1 & 2 and De Caunes & Garcia.

With operating income of €38 million in 2004, the group’s movie business grew 57% as compared to 2003 on a comparable basis, highlighting the turnaround of StudioCanal over the last two years. This improved performance resulted mainly from the commercial performance of 2004 theatrical line-up and successful DVD sales.

Other:

In 2004, “Other” mainly includes French soccer club PSG and Cyfra+.

PSG’s strong revenues and operating income are mainly attributable to the club’s performance over the different championships: PSG won the French Cup in 2004, ranked number 2 in the 2003-2004 season of French L1 soccer league, and qualified to the 2004-2005 Champions League championship.

With nearly 700,000 subscribers in 2004, Cyfra+ confirmed its leadership over other digital platforms in Poland. Cyfra’s operating income was positive for the second year in a row.

2003 versus 2002

In 2003, actual revenues at Canal+ Group decreased by 14% to €4,158 million as a result of divestitures made in 2003 and described in section 1.2 “2003 developments”.

Canal+ Group ended 2003 with an operating income of €247 million, compared to an operating loss of €325 million in 2002. Operating income in 2003 included, in particular, a provision reversal impacting Telepiù’s operating income of €129 million before its disposal in April 2003. This provision on a contract with a channel was reversed when Telepiù reached a high enough number of subscribers to make the contract profitable.

Cash flow from operations in 2003 reached €367 million. Excluding companies sold, cash flow from operations totaled €149 million in 2003, compared to - €109 million in 2002.

Pay-TV – France:

Revenues from the French pay-TV operations, Canal+ Group’s core business, increased 6% to €2,813 million in 2003. Canal+ Group ended 2003 with nearly 8.1 million subscriptions to its Canal+ pay-TV offerings in France, representing a net growth of approximately 135,000 subscriptions for the year. With 4.9 million subscriptions at December 31, the Canal+ premium channel significantly limited the forecast decline in its subscriber base to a net of approximately 110,000, primarily due to the sustained level of commitments from new subscribers whose number rose 10% during the year. The churn rate remains at industry-comparable low levels of 12.9%, or 11.8% excluding the impact of special commercial offers not repeated in 2004 which allowed free cancellations. This compares with 10.6% in 2002. CanalSatellite continued to grow, ending the year with 2.8 million subscriptions, for a net annual increase of approximately 230,000 subscriptions. The churn rate was up slightly at 9.1% compared to 8.4% in 2002.

Operating income was €128 million in 2003, which was double that reported in 2002. All of the operations (premium channel, theme channels, satellite and cable packages and operations in the French overseas departments and territories) contributed to the increase. The strong operating performances were achieved through revenue growth, restructuring efforts, and cost savings.

Film – StudioCanal:

StudioCanal revenues fell 23% to €351 million in 2003, in line with the company strategy to be more selective in its movie investments. StudioCanal’s “Les Nuls l’Intégrule” ranked number one among France’s best-selling videos and DVDs during the holiday season, with nearly one million copies sold, an unprecedented achievement for a comedy DVD in France.

Operating income in 2003 was positive at €26 million (compared to a €95 million operating loss in 2002) due to the benefits of the company’s restructuring, the introduction of a new editorial policy, and the decision to discontinue in-house movie production.

Other:

Other includes non-strategic or non-profitable companies which were disposed of in 2003, either outside of France (pay-TV businesses including Telepiù, Canal+ Nordic, Canal+ Benelux) or in France (Canal+ Technologies, certain Expand activities), as well as Cyfra+ and PSG.

While revenues of this group of companies, at €994 million in 2003, fell 42% due to scope changes, operating income rose due to the positive contribution of most of the companies concerned. In particular, Cyfra+ in Poland reported operating income for the first time in 2003. The subscriber portfolio grew 5% to 670,000 at the end of 2003, representing approximately one million subscriptions to the different premium offers (Canal+ and HBO MaxPak) and to the digital platform Cyfra+.

Universal Music Group

	Year ended December 31,
	As published
(In millions of euros, except for margins)	2004	2003	% change	2002
Revenues
North America(a)	€1,985	€1,895	5%	€2,670
Europe(a)	2,003	2,044	-2%	2,418
Far East(a)	455	516	-12%	563
Rest of the World(a)	216	193	12%	263

	€4,659	€4,648	0%	€5,914
Publishing	334	326	2%	362

Total UMG	€4,993	€4,974	0%	€6,276
Operating income	€338	€70	x5	€556
Operating margin (%)	7%	1%	+6 points	9%
Cash flow from operations	€755	€463	63%	€523

Market shares(b)
North America	29.9%	27.9%		31.7%
Europe	26.7%	25.6%		27.1%
Far East	12.8%	13.4%		12.0%
Rest of the World	na*	na*		na*

Total UMG	24.7%	23.5%		25.4%

Music market growth(b)
North America	4.1%	-5.9%		-8.2%
Europe	-5.1%	-8.5%		-4.1%
Far East	-5.1%	-9.8%		-10.3%
Rest of the World	na*	na*		na*

Total UMG	-0.8%	-7.6%		-7.2%

Best selling titles (units sold, in millions)

	Artist	Units	Artist	Units	Artist	Units
	Eminem	9	50 Cent	9	Eminem	14
	U2	8	t.A.T.u.	4	Shania Twain	8
	Shania Twain	5	Eminem	3	Nelly	8
	Guns N’Roses	5	Sheryl Crow	3	8 Mile OST	6
	Black Eyed Peas	4	Toby Keith	3	U2	5
% of top 15 of total units sold		13%		10%		14%
* na: not applicable

(a)	In 2003, revenues by country included publishing revenues. In 2004, to better reflect the economic reality, revenues by country did not include publishing revenues, which are now presented on a separate line. As a result, 2002 and 2003 data differs from that published in 2003.

(b)	Music market and market share data for 2004 are UMG estimates using the IFPI methodology. Music market and market share data for 2003 and 2002 are IFPI data.

2004 versus 2003

UMG’s revenues of €4,993 million were up slightly (+0.4%) in 2004 when compared to 2003, despite significant adverse currency movements.

At constant currency, revenues were up 5% with better than market performances particularly in North America and the UK, more than offsetting market weakness across most of continental Europe and lower sales in the Music Clubs. Revenues in Asia were down versus 2003. However, there was a rebound in both Latin America and Australasia. Sales of digitized music, including downloads and ringtones represented approximately 2% of total revenues. UMG estimates that its worldwide market share reached 24.7% in 2004 compared to 2003’s market share of 23.5% as measured by IFPI. US album unit sales, as measured by Nielsen SoundScan, rose 2% versus 2003 with UMG outperforming the market with a 7% increase. According to Nielsen SoundScan, UMG’s market share grew from 28.1% in 2003 to 29.6% in 2004.

Best sellers for 2004 included new releases from Eminem, U2, and Nelly, carryover sales from 2003 releases from the Black Eyed Peas and Hoobastank and Greatest Hits collections from Shania Twain, Guns N’ Roses and George Strait. Other major sellers were debut releases from several new artists, including Ashlee Simpson, Kanye West, JoJo, and Lloyd Banks. UMG UK enjoyed an exceptional year for breaking new artists, such as best selling debut releases from Scissor Sisters and Keane. Local repertoire continued to make a significant contribution to activity and regional best sellers included: Rammstein, Rosenstolz, The Rasmus, Calogero, and Michel Sardou in Europe; Hikaru Utada, Kou Shibasaki and Moriyama Naotaro in Japan; and Ivete Sangalo and Juanes in Latin America.

Operating Income of €338 million in 2004, compared to €70 million in 2003, reflected the better than market sales performance, lower marketing expenses, the other results of the company’s cost reduction program, and the reversal of excess provisions of €64 million.

The strong operating performance was partly offset by higher amortization costs, primarily due to a reduction in the period that music and music publishing catalogs were amortized from 20 to 15 years, and an impairment charge in respect of UMG’s Music Clubs in the UK and France prior to their sale in December 2004. Results in 2003 included a charge relating to an unfavorable decision after trial in a lawsuit currently under appeal. Operating margins improved to 7% of revenues in 2004 from 1% in 2003.

Cash flow from operations of €755 million in 2004 was up €292 million versus 2003 reflecting the improvement in the operating performance and a reduction in working capital despite higher levels of activity. Net music content costs were lower than in 2003 reflecting the results of the company’s cost reduction program, favorable currency movements, and significant investments in 2003 not being repeated in 2004.

2003 versus 2002

UMG’s revenues of €4,974 million in 2003 were 21% below 2002 due to adverse currency movements, weakness in the global music market, and a lower number of releases from global superstars. Growth in Japan and the UK was more than offset by declines in the US, Germany, and France. The global music market declined an estimated 7% in 2003 due to the combined impact of pressed disc and CD-R piracy, illegal downloading of music from the Internet, and increased competition from other forms of entertainment such as DVD’s. UMG’s top 15 album releases accounted for 10% of unit volume in 2003 versus 14% in 2002. Best sellers included 50 Cent, which was the number one best seller of the year in the US and strong carryover sales from 2002 releases by t.A.T.u. and Eminem. Other major sellers in 2003 were from Sheryl Crow, Toby Keith, the Black Eyed Peas, with very strong sales outside of North America, and from Sting and Busted, who had two albums in the year selling over 1 million units.

In 2003, operating income at UMG declined 87% to €70 million. This decline reflected the margin impact of the decline in revenue and a higher proportion of lower margin activity. Lower marketing and catalog amortization expenses offset restructuring costs incurred as a result of reorganizing businesses primarily in the US and Europe and a substantial increase in legal charges, primarily the cash deposit made with the United States District Court in connection with the UMG’s appeal of an unfavorable decision after trial in a lawsuit brought by TVT Records and TVT Music, Inc. (the TVT matter).

Cash flow from operations in 2003 was down 11% to €463 million versus 2002 despite the sharp drop in operating income and the posting of a deposit of approximately €50 million in connection with the TVT matter, primarily due to a reduction in other working capital requirements, lower artist and repertoire investment and reduced capital expenditures.

Vivendi Universal Games

	As published
	Year ended December 31,
(In millions of euros, except for margins)	2004	2003	% change	2002
Revenues	€475	€571	-17%	€794
Operating income (loss)	(183)	(201)	9%	63
Operating margin (%)	na *	na *	na *	8%
Cash flow from operations	€(18)	€(200)	91%	€72
% sales
PC	46%	38%		59%
Console	48%	62%		40%
Online and Other	6%	—		2%
Breakdown of revenues
North America	56%	55%		63%
Europe	34%	34%		27%
Asia pacific and ROW	10%	11%		10%

Best selling titles	. Half-Life 2	. Simpsons Hit		. Warcraft III
	. Simpsons Hit	and Run		. Fellowship of
	and Run	. Hulk		the ring
	. Crash Twinsanity	. Crash Nitro Kart		. Crash V
	. World of Warcraft	. Warcraft III		. The thing
	. Spyro: A Hero's	expansion pack		. Spyro I
	Tail	. Hobbit

* na: not applicable

2004 versus 2003

In spite of the improved performance of the fourth quarter, VUG’s revenues in 2004 amounted to €475 million, down 17% as compared to 2003 (11% at constant currency). Best sellers in 2004 included two critically acclaimed new releases – the global release of Half-Life 2, the sequel to one of the best selling PC games in history, and the launch of the highly anticipated subscription-based, massively multiplayer online (MMO) game World of Warcraft in North America, Australia, and New Zealand. At December 31, 2004, Half-Life 2 had sold an estimated 1.7 million units globally and was a top-selling PC game in most major markets including Germany, the UK, Nordic countries, France, Italy, Spain, and the US. World of Warcraft is the fastest-growing game in its category, achieving more than 600,000 active accounts since its commercial launch in November 2004 and is the largest MMO in North America. However, due to its year-end launch, subscription revenues from World of Warcraft had only a modest impact on VUG’s 2004 revenues.

Best sellers in 2004 also included the following new releases: Crash Twinsanity, Spyro: A Hero’s Tail, Riddick and Baldur’s Gate: Dark Alliance II, as well as very strong continuing sales of last year’s highly successful Simpson’s: Hit & Run.

In 2004, VUG’s operating loss was €183 million compared to €201 million in 2003. Excluding one-time costs associated with the turnaround plan (approximately €95 million), VUG’s operating loss in 2004 was reduced significantly compared to the prior year. These one-time costs included write-offs of certain projects and titles, along with significant restructuring expenses associated with the cost of reducing staff numbers in North America and Europe.

In 2004, VUG’s cash flow from operations was - €18 million compared to - €200 million in 2003. This was primarily due to the success of Half Life 2 and World of Warcraft in 2004, the favorable impact of the turnaround plan and the reduced cost base, as well as a material improvement in working capital relating to a renewed focus on collections efforts in North America and Europe.

2003 versus 2002

VUG’s revenues in 2003, comprised of a balanced mix of original content (45%), licensed properties (40%) and third-party releases (15%), decreased to €571 million in 2003, 28% below 2002.

Operating loss in 2003 amounted to €201 million compared to an operating income of €63 million in 2002 mainly reflecting lower gross margins on declining revenues and the write-off of R&D expenses (€54 million, please refer to Note 1 “Summary of significant accounting policies and practices” to the Consolidated Financial Statements). A weaker release schedule in 2003 compared to the prior year compounded by slippage resulted in lower revenues, higher returns, price protection, and products and advance write-offs.

Cash flow from operations was down to - €200 million in 2003 compared to €72 million in 2002. This decline is mainly due to operating income decline.

      4.3.2. Comments on revenues, operating income and cash flow from operations for Telecom operations

In 2004, Telecom operations revenues amounted to €9,944 million, up 10% on 2003 (10% increase on a comparable basis at constant currency).

Telecom operations operating income amounted to €2,930 million, up 15% on 2003 (13% increase on a comparable basis at constant currency).

In 2003, Telecom operations revenues amounted €9,045 million, up 6% on 2002, while operating income amounted to €2,547 million, up 33% on 2002.

SFR Cegetel

	Year ended December 31,
					Comparable
		As published			basis(a)

(In millions of euros, except for margins)	2004	2003(b)	% change	2002(b)	% variation
Revenues
Network revenues	€6,850	€6,338	8%	€5,800	10%
Equipment sales, net	433	370	17%	316	17%
Other (including connection fees and intercompany transactions)	(100)	41	na*	46	na*

Mobile	€7,183	€6,749	6%	€6,162	10%
Fixed and Internet	1,134	825	37%	905	12%

Total SFR Cegetel	€8,317	€7,574	10%	€7,067	10%
Operating income	€2,257	€1,919	18%	€1,449	15%
Operating margin (%)	27%	25%	+2 points	21%	+1 point
Cash flow from operations	€2,241	€2,053	9%	€2,058	4%

MOBILE OPERATIONS(c)
Number of customers (end of period, in thousands)
Postpaid	9,601	8,501	13%	7,187
Prepaid	6,219	6,223	0%	6,360

Total number of customers(d)	15,820	14,724	7%	13,547
Market share	35.5%	35.3%	+0,2 point	35.1%
Annual rolling ARPU (in €/year)(e)
Postpaid	€603	€635	-5%	€674	-4%
Prepaid	183	176	4%	162	5%

Total	€432	€431	0%	€424	2%

Churn rate (in %/year)
Postpaid	13%	13%	+0 point	21%
Prepaid	36%	36%	+0 point	33%

Total	24%	24%	+0 point	27%

FIXED OPERATIONS
Breakdown of revenues (before SFR Cegetel intercompany transactions)
Revenues(f)	1,435	825	74%	905	11%
Residential and professional (%)	26%	46%	ns*	48%	-3 points
Corporate (%)	27%	54%	ns*	52%	-3 points
Wholesale (%)	47%	0%	ns*	0%	+6 points

Customers (end of period, in thousands)
Residential and professional(g)	1,722	1,472	17%	3,286
DSL	244	ns*	ns*	ns*
Total DSL (incl. third parties)	699	ns*	ns*	ns*
DSL unbundled	337	ns*	ns*	ns*
Corporate Data sites	28.0	20.3	38%	12.4

Backbone switched traffic (minutes, in billions)	42	40	5%	34
					*na

*na: not applicable; ns: non significant

(a)	Comparable basis illustrates the full consolidation of Telecom Développement as if the merger had occurred at the beginning of 2003. In addition, comparable basis takes into consideration a change in presentation adopted as of December 31, 2004: In order to standardize the accounting treatment of sales of services provided to customers on behalf of content providers (mainly toll numbers), following the consolidation of Telecom Développement, sales of services to customers managed by SFR Cegetel on behalf of content providers, previously presented in a gross basis in SFR and Telecom Développement’s revenues, are presented net of related expenses. This change in presentation had no impact on operating income. At SFR Cegetel, it resulted in a reduction in revenues by €168 million in 2004.

(b)	Please note that because of the merger of SFR and Cegetel Groupe S.A., and to better reflect the performances of each separate business, SFR Cegetel has reallocated holding and other revenues, which were previously reported in the “fixed and other” line renamed “fixed and internet”, to the “mobile” line. As a consequence, SFR Cegetel’s breakdown of results by business in 2002 and 2003 differs from figures published in 2003.

(c)	Including mainland France (SFR) and La Réunion (French overseas department) (SRR).

(d)	Source: ART (French Telecommunications regulator).

(e)	ARPU (Average Revenue Per User) is defined as revenues net of promotions and net of third-party content provider revenues (including toll numbers related revenues) excluding roaming in and equipment sales divided by average ART total customer base for the last twelve months.

(f)	In order to better reflect the economic reality of fixed operations, Cegetel revenues are presented before inter-company transactions, which increased in 2004 following Telecom Développement consolidation.

(g)	In order to better reflect the economic reality of fixed operations, this line now presents only residential and professional active voice customers. As a result, the number of residential and professional customers differs from data presented in 2003.

2004 versus 2003

SFR Cegetel revenues increased by 10% (also 10% on a comparable basis) to €8,317 million in 2004. Operating income grew 18% (15% on a comparable basis) to €2,257 million. Cash flow from operations increased by 9% (4% on a comparable basis) to €2,241 million in spite of a 7% increase in capital expenditures, notably due to the ongoing roll-out of the ADSL, GSM and UMTS networks.

Mobile:

The contribution of the mobile telephony activity to SFR Cegetel revenues increased by 6% (10% on a comparable basis) to €7,183 million in 2004, mainly reflecting the year-on-year increase in the customer base combined with a slight increase in blended ARPU. This performance was achieved despite the fixed to mobile voice termination rate cut of 12.5% on January 1, 2004.

In 2004 (and for the second year in a row, as measured by ART), SFR (including SRR) became the market leader in net adds with a 38% market share and 1,095,000 new net customers, taking its registered customer base to 15.82 million, a 7% increase against 2003. SFR increased its market share in the French mobile market to 35.5% compared to 35.3% at the end of December 2003.

The improved customer mix to 60.7% postpaid customers at the end of 2004, against 57.7% in 2003 combined with improved use of data services led to an increase of 2% on a comparable basis in the annual rolling blended ARPU to €432.

SFR strengthened its position as reference operator for mobile multimedia services in France by becoming the first operator to offer 3G services to the consumer market in France in early November 2004. Additionally, the success of Vodafone live! was confirmed with more than 2.23 million customers registered to the mobile multimedia services portal at the end of 2004.

This contributed to a sharp increase in data services use with 4.5 billion text messages (SMS) and 37 million multimedia messages (MMS) sent by SFR customers in 2004 (against 3.4 billion and 6 million, respectively, in 2003) and a 31% growth in data ARPU to €52. Data revenues represented 11% of network revenue in 2004, compared to 9% in 2003.

For 2004, mobile activity operating income grew 20% (also 20% on a comparable basis) to €2,332 million, due to continued strong control of customer acquisition and retention costs (12% of network revenues compared to 13% in 2003) and the recording of €48 million of positive, non-recurring items versus €26 million in 2003.

Fixed and Other:

The contribution of fixed telephony and Internet activity to SFR Cegetel revenues increased by 37% to €1,134 million (12% on a comparable basis), driven mainly by growing retail and wholesale broadband Internet along with the strong performance of the Cegetel corporate division.

Cegetel achieved strong commercial performance in the broadband Internet market during the fourth quarter of 2004 with 12%5 of market net adds, compared to 9% for the third quarter, even although this activity was only launched commercially in March 2004. Cegetel ended 2004 with 699,000 DSL customer lines6 including wholesale and more than 244,000 DSL retail customer lines.

Cegetel efforts to roll-out a broadband Internet network since the beginning of 2004 are also reflected by the number of unbundled lines, which represent 21%7 of the French market unbundled lines at the end of 2004 against 7% at the end of June 2004.

As a consequence of the heavy commercial and technical costs of the broadband Internet retail offer launched in March 2004 and despite the growth in revenues and the recording of positive non-recurring items amounting to €74 million (versus €31 million in 2003), the fixed telephony and Internet activity reported operating losses of €75 million in 2004, compared to a loss of €29 million for the same period in 2003 (and income of €24 million on a comparable basis).

2003 versus 2002

SFR Cegetel reported strong performance in 2003 with consolidated revenue growth of 7% to €7,574 million. Operating income increased by 32% to €1,919 million compared to €1,449 million in 2002, mainly reflecting efficient cost management.

Cash flow from operations was flat at €2,053 million, as the strong increase in operating income was offset by higher capital expenditures.

Mobile:

Mobile telephony revenues increased 10% to €6,749 million in 2003, driven by significant growth in the customer base and a strong annual rolling ARPU. SFR increased its market share in the French mobile market to 35.3% at the end of December 2003, against 35.1% at the end of December 2002. In 2003 and for the first time ever, SFR (including SRR) became the market leader in net adds with a 38% market share, recording 1,177,500 new net customers and taking its registered customer base to 14.7 million, a 9% increase over 2002. This positive performance was primarily achieved due to strong market share on postpaid net adds (43%). Furthermore, SFR is actively taking measure to attract and increase the loyalty of postpaid customers resulting in a 7.1 percentage points churn rate decline to 13.4% in 2003. The number of prepaid customers declined by 136,900 or 2% compared to flat overall growth in the total market.

Annual rolling ARPU grew 1.7% to €431 in 2003, despite the fixed incoming call tariff decrease of 15% on January 1, 2003. This favorable ARPU trend is explained by an improved customer mix and increased usage in 2003: postpaid customer base grew 18% (compared to 14% market growth) to 8.5 million, improving the customer mix to 57.7% at the end of December 2003, against 53% at the end of December 2002 while overall voice usage increased 7% year-on-year to 256 minutes per average customer per month.

In addition, the number of multimedia customers more than doubled, exceeding 2.3 million at the end of December 2003. The growing adoption of multimedia mobile services by SFR customers was confirmed, with approximately 330,000 customers (as at December 31, 2003) for the new

[5]	Cegetel 2004 fourth quarter net increase in the number of direct broadband customers, according to market data disclosed by ART on January 17, 2005.

[6]	DSL lines include ADSL lines and, marginally, Turbo-DSL lines.

[7]	Cegetel number of DSL unbundled lines at end of December 2004 according to market data disclosed by ART on January 17, 2005.

multimedia service portal Vodafone live! launched in November 2003 (and approximately 410,000 customers at end of January 2004) and 3.3 billion text messages (SMS) and 6 million multimedia messages (MMS) sent in 2003.

Growth in the customer base, strong annual rolling ARPU, declining customer acquisition costs per gross addition (-10% excluding promotions) resulting from efficient cost management and a strong reduction in bad debt increased profitability and increased operating income by 25% to €1,948 million in 2003.

Fixed and Internet:

Fixed telephony revenues declined 9% to €825 million in 2003 primarily due to the unfavorable impact of year end 2002 voice price decreases and an unfavorable traffic mix. Operating losses decreased by 75% to €29 million in 2003 mainly due to improved cost management and favorable non-recurring events that more than offset the revenue decline.

Maroc Telecom

	Year ended December 31,
					Comparable
	As published				basis (a)
					%
(In millions of euros, except for margins)	2004	2003	% change	2002	variation
Revenues
Network revenues	600	505	19%	447	19%
Equipment sales, net	93	79	18%	96	18%
Other (including connection fees and inter-company transactions)	208	192	8%	203	8%
Mauritel (mobile)	20	—	na *	—	20%

Mobile	921	776	19%	746	16%
Voice revenues	604	608	-1%	645	-1%
Data and Internet revenues	73	70	4%	60	4%
Other (including connection fees, data, Internet and inter-company transactions)	325	360	-10%	361	-10%
Mauritel (fixed)	14	—	na *	—	7%

Fixed and Internet	1,016	1,038	-2%	1,066	-3%
Elimination of inter-company transactions	(310)	(343)	na *	(325)	na *

Total Maroc Telecom	1,627	1,471	11%	1,487	9%
Operating income	673	628	7%	468	6%
Operating margin (%)	41%	43%	-2 points	31%	-1 point
Cash flow from operations	707	696	2%	599	5%
Mobile(b)
Number of customers (end of period, in thousands)	6,361	5,214	22%	4,598
% of prepaid customers	96%	96%	stable	96%
Market share(c)	68%	71%	-3 points	74%
ARPU (in € / month)(d)
Postpaid	72	76	-5%	81
Prepaid	9	9	0%	10

Total	11	11	0%	12
Churn rate (in % / year)
Postpaid	16%	20%	na *	22%
Prepaid	11%	12%	na *	12%

Total	12%	12%	na *	12%
Fixed and Internet (in thousands)(b)
Number of lines(e)
Residential	890	871	2%	801
Public phone(f)	136	92	48%	78
Professional and corporate	283	256	11%	248

Total	1,309	1,219	7%	1,127
Number of Internet subscribers(g)	105	47	123%	34

*na: not applicable

(a)	Comparable basis illustrates the full consolidation of Mauritel as if this transaction had occurred at the beginning of 2003. In addition, the comparable basis takes into consideration a change in presentation adopted as of December 31, 2004: in order to standardize the accounting treatment of sales of services provided to customers on behalf of content providers (mainly toll numbers), following the consolidation of Telecom Développement, sales of services to customers managed by Maroc Telecom on behalf of content providers, previously presented in a gross basis in SFR and Telecom Développement’s revenues, are presented net of related expenses. This change in presentation had no impact on operating income. At Maroc Telecom, the impact was immaterial.

(b)	Maroc Telecom only

(c)	Source: ANRT.

(d)	Maroc Telecom ARPU (Average Revenue Per User) is defined as revenues (from incoming and outgoing calls and data services), net of promotions, excluding roaming in and equipment sales, divided by average customer base over the period.

(e)	Excluding Internet customers.

(f)	“Téléboutique” lines and Maroc Telecom’s public phones.

(g)	2003 and 2002 data differs from data published in 2003 as it includes ADSL customers and leased lines.

2004 versus 2003

Maroc Telecom revenues amounted to €1,627 million in 2004, up 11% on 2003 (and 11% on a comparable basis at constant currency).

Maroc Telecom 2004 operating income grew by 7% to €673 million (8% at constant currency on a comparable basis). This positive revenue performance was partially reduced by higher acquisition costs, mainly mobile (customer base gross increase of +585,000 compared to 2003), the escalation of communication campaigns and the accounting of a non-recurring provision accrual for the voluntary departure plan for employees to be implemented in 2005 (€14 million as of December 31, 2004).

Consolidated cash flow from operations grew slightly in 2004 by 2% to €707 million (5% on a comparable basis), as the improvement in operating income before depreciation was mainly offset by higher capital expenditures.

Mobile:

Mobile revenues in 2004 totaled €921 million, up 19% as compared to 2003 (19% on a comparable basis at constant currency) driven by continuing customer base growth (+22%) to approximately 6.4 million customers. This growth was also driven by equipment sales to new customers and the positive performance of prepaid ARPU (up 2% to €8.6), reflecting consumption stimulated by more promotions and the launch of the MAD 20 (€1.8) scratch card.

In a highly competitive environment, Maroc Telecom focused on increasing customer loyalty: the prepaid customer churn rate declined by 1 percentage point from 12% in 2003 to 11% in 2004 and the postpaid customer churn rate fell by 4 percentage points from 20% in 2003 to 16% in 2004.

Fixed and Internet:

Fixed telephony and Internet revenues in 2004 were €1,016 million in 2004, decrease of 2% as compared to 2003 (down 1% on a comparable basis at constant currency). This decline was essentially due to a tariff reduction on leased line prices applied retroactively from January 1, 2004, impacting the level of services invoiced by the fixed activity to the mobile one. Excluding the impact of this tariff reduction, revenues in 2004 increased 2% (3% on a comparable basis at constant currency) as compared to 2003 due to a 7% growth in the customer base to 1.3 million customers at the end of 2004, the growth in incoming international traffic (+17%) and the success of the ADSL launch (approximately 60,000 subscribers at the end of 2004 compared with approximately 2,600 subscribers at the end of 2003), and in spite of a decrease in the average traffic per user.

2003 versus 2002

In 2003, Maroc Telecom revenues were €1,471 million, down 1% as compared to 2002.

Mobile revenues, representing 46% of 2003 total revenues, increased 8.5% as compared to 2002, as a result of a larger customer base. Mobile customers at year end 2003 increased 13% by 617,000 to 5,214,000.

Fixed-line revenues were stable, with the increase in incoming mobile calls and Internet offset by lower national voice traffic and the loss of Meditel’s (the mobile competitor) international traffic. Maroc Telecom’s fixed-line customer base increased by 92,000 new customers to reach 1,219,000.

Operating income was up 34% to €628 million in 2003 mainly driven by operational improvement, the impact of 2002 restructuring measures, lower bad debt, lower mobile customer acquisition costs and a reduction in selling, general and administrative expenses.

Cash flow from operations increased 16% to €696 million in 2003 driven by improved operating income before depreciation and amortization and restructuring and lower capital expenditure.

      4.3.3. Comments on revenues and operating income for Holding & Corporate and Other

Holding & Corporate:

2004 versus 2003

In 2004, Holding & Corporate operating income improved by 33%, with operating losses reduced from €330 million to €220 million. This improved performance was mainly achieved through ongoing significant reductions in operating expenses at the Paris headquarters and New York office.

Cash flow from operations amounted to €387 million compared to €242 million in 2003. In 2004, it notably included a €194 million balance paid to a third party for the transfer of all of Vivendi Universal’s residual obligations towards Veolia Environnement as regards network renewal costs (including 2004 renewal costs of €35 million included in the operating income).

2003 versus 2002

Following restructuring measures taken in 2002 to turn the tide on what was one of the group’s leading causes of losses, operating losses have been reduced by one half from €665 million to €330 million.

Other:

	As published
	Year ended December 31,
(In millions of euros)	2004	2003	2002

Revenues
Vivendi Telecom International (VTI)	€125	€340	€461
Internet	—	79	174
Other businesses	(16)	165	178

Non-core operations and elimination of inter-company transactions	€109	€584	€813

Vivendi Universal Entertainment	2,327	6,022	6,270
VUP assets sold in 2003	—	128	572
Veolia Environnement(a)	—	—	30,038

Total Revenues	€2,436	€6,734	€37,693

Operating income
Non-core operations	€76	€39	€(471)
Vivendi Universal Entertainment	337	931	816
VUP assets sold in 2003	—	6	(14)
Veolia Environnement(a)	—	—	1,911

Total Operating Income	€413	€976	€2,242

Cash flow from operations
Non-core operations	€12	€(67)	€(135)
Vivendi Universal Entertainment	406	1,290	503
VUP assets sold in 2003	—	11	(24)
Veolia Environnement(a)	—	—	715

Total Cash flow from operations	€418	€1,234	€1,059

(a)	Veolia Environnement’s published figures may differ from the figures presented in Vivendi Universal’s Consolidated Financial Statements, primarily due to the elimination of non-material inter-company transactions. Moreover, Vivendi Universal’s definition of operating income differs from Veolia Environnement’s definition of EBIT used in their December 31, 2002 accounts, which does not include restructuring charges of €56 million.

2004 versus 2003

Vivendi Telecom International: Revenues and operating income declines in 2004 were mainly due to changes in scope (mainly Kencell in May 2004 and Monaco Telecom in June 2004).

Other operations: Other operations reported negative revenues of €16 million in 2004 mainly from inter-company transactions. Operating income amounted to €42 million in 2004 compared to €23 million in 2003.

Vivendi Universal Entertainment:
From May 11, 2004, Vivendi Universal ceased to consolidate VUE following the completion of the NBC-Universal transaction. As a result, comparison of VUE’s contribution to Vivendi Universal’s accounts in 2004 and 2003 is not relevant. For more details on the NBC-Universal transaction, please refer to section 1.1 “2004 developments”.

From January 1, 2004 to May 11, 2004, VUE’s revenues amounted to €2,327 million. Over the period, VUE’s revenues notably benefited from Universal Pictures Group’s (UPG) strong revenues, which amounted to €1,510 million, due to the successes of DVD releases of key titles such as American Wedding, Cat in the Hat, The Rundown, Intolerable Cruelty and Lost in Translation and of theatrical releases of Along Came Polly, Dawn of the Dead, Connie and Carla and Van Helsing. VUE’s revenues also benefited from Universal Television Group’s (UTG) strong revenues, which amounted to €722 million, in particular due to increased licensing revenues for Law & Order: Special Victims Unit, increased production volume of other shows and stronger advertising and affiliate revenues at Universal Television Networks, which includes USA Network and Sci Fi Channel. Universal Parks & Resorts (UPR) and Other revenues were €95 million.

From January 1, 2004 to May 11, 2004, VUE’s operating income amounted to €337 million and mainly benefited from strong performance at UTG and increases, over a comparable period, in theme park attendance at Universal Studios Hollywood.

From January 1, 2004 to May 11, 2004, cash flow from operations amounted to €406 million.

2003 versus 2002

Vivendi Telecom International: Revenues and operating income declines in 2003 were principally due to scope changes, notably the divestiture of fixed-line telecommunications in Hungary in May 2003.

Internet: Revenues decline and the strong reduction in operating losses in 2003 reflect the ongoing restructuring plan.

Other businesses: Operating income amounted to €23 million in 2003 compared to operating losses of €299 million in 2002. This strong improvement was achieved due to reduced losses in real estate. In 2002, operating losses were mainly impacted by non-recurring provisions.

Vivendi Universal Entertainment:
In 2003, VUE’s revenues amounted to €6,022 million, down 4% as compared to 2002 (€6,270 million). Strong performances at Universal Pictures Group and Universal Television Group were mainly offset by lower revenues at UPR, adverse currency movements and scope changes.

Operating income was up 14% to €931 million (versus €816 million in 2002). Cash flow from operations increased by 156% to €1,290 million (versus €503 million in 2002) mainly driven by asset divestitures and growth in operating income before depreciation and amortization.

Universal Pictures Group (UPG): UPG’s revenues decreased 5% to €3,664 million in 2003 as compared to 2002 (€3,861 million); the theatrical and DVD success of Bruce Almighty, 2 Fast 2 Furious, Johnny English and Seabiscuit being more than offset by adverse currency movements. UPG’s revenues also benefited from strong theatrical performances of American Wedding and Love Actually and the DVD success of library releases including Scarface and Animal House.

Operating income decreased 18% to €545 million in 2003 as compared to 2002.

Universal Television Group (UTG): Revenues at UTG were up 21% to €1,840 million in 2003 as compared to 2002 (€1,525 million) mainly reflecting the consolidation, from May 8, 2002, of IAC’s entertainment assets. Revenues from television production benefited from the continued strong performance of the three shows in the Law & Order franchise, as well as the debut of several other productions in 2003.

Operating income increased 25% to €535 million in 2003 as compared to 2002, reflecting the consolidation, from May 8, 2002, of IAC’s entertainment assets and driven by the continued success of the Law & Order franchise and higher margins on sales of library products. At Universal Television Networks, which includes USA Network and the Sci Fi Channel, increases in advertising sales and affiliate fees were offset by investments in acquired and original programming.

Universal Parks & Resorts (UPR) and Other: The revenues of UPR and Other fell 41% to €518 million in 2003 as compared to 2002 (€885 million) due to scope changes with the divestiture of Spencer Gifts on May 30, 2003 and revenue decline at Universal Studios Hollywood and Universal Studios Japan, resulting from ongoing security concerns and the associated softness in the tourism market. These declines were slightly offset by strong performance at Universal Studios Networks, a group of international cable channels, which was driven by the growth in subscriber numbers and affiliate fees.

Operating losses were reduced from €275 million in 2002 to €149 million in 2003 due to a gain realized on the sale of hotel properties located at Universal Studios Hollywood and improved performances at Universal Studios Networks due to higher affiliate fees and subscriber numbers combined with reduced overhead costs.

Veolia Environnement: In 2002, total revenues for Veolia Environnement were €30,038 million, out of which €28,073 million related to core businesses. Veolia Environnement’s operating income was €1,911 million.

5 — LIQUIDITY UPDATE

      5.1. LIQUIDITY MANAGEMENT AND CAPITAL RESOURCES

Financial Net Debt of the company amounted to €3.1 billion as of December 31, 2004 and has been since December 31, 2000. Its evolution is presented below:

	Year ended December 31,
(In millions of euros)	2004 as published		2003 as published		2002 as published		2001(a)		2000(a)

Long-term debt(b)	€4,549	72%	€9,621	67%	€10,455	53%	€27,777	66%	€23,954	62%
Bank overdrafts and other short-term borro wings(b)	1,744	28%	4,802	33%	9,177	47%	14,003	34%	14,852	38%

Financial gross debt	6,293	100%	14,423	100%	19,632	100%	41,780	100%	38,806	100%
Cash and cash equivalents(b)	(3,158)		(2,858)		(7,295)		(4,725)		(3,271)

Financial Net Debt	€3,135		€11,565		€12,337		€37,055		€35,535

(a)	Up to 2001, Vivendi Universal used a notion corresponding to Financial Net Debt less other marketable securities, short-term loan receivables, and net interest-bearing long-term loan receivables.

(b)	As presented in the Consolidated Statement of Financial Position.

In 2004, cash flow generated by the businesses (including €4.7 billion cash flow from operations8, a 35% increase compared to 2003 on a comparable basis9) has been partially reduced by the dividends paid by the telecom businesses to their minority shareholders (€1.8 billion was paid to them out of a total of €3.8 billion, please refer to section 5.3.3 “Net cash provided by (used for) investing and financing activities”). Beginning in 2003, access to cash flow within the businesses has improved dramatically, as the restrictions (ring fence) on VUE were substantially eased in June 2003, and SFR Cegetel made its first dividend distribution. Shareholders of the latter also adopted a quarterly dividend distribution policy starting 2004. As a result, cash flow after interest and taxes10 generated by the company’s businesses and available at the corporate level totaled €2.8 billion in 2004, as compared to €1.4 billion in 2003.

In 2004, Vivendi Universal was able to reduce its debt mainly due to the completion of its divestiture program (particularly the sale of VUE and the 15% stake in Veolia Environnement). Meanwhile, it was able to reduce the cost of its debt, as a result of its debt restructuring:

•	At the closing of the NBC-Universal transaction, on May 11, 2004, Vivendi Universal received approximately €3 billion (after minority shareholders and other) and deconsolidated, at that date, total gross financial debt of approximately €3.6 billion borne by VUE, including a $920 million loan agreement from American institutional investors, a $750 million securitization program for movie rights and the VUE Class A and B preferred interests for $2.6 billion. Please refer to section 5.3. “Consolidated cash flows”.

[8]	For a definition of cash flow from operations, please refer to section 5.3. “Consolidated cash flows”.

[9]	For a definition of comparable basis, please refer to section 4.2. “Revenues, operating income and cash flow from operations by business segment on a comparable basis 2004-2003”.

[10]	Defined as Vivendi Universal’s cash flow from operations excluding SFR Cegetel and Maroc Telecom plus dividends received from SFR Cegetel and Maroc Telecom, less mainly tax and interest paid and fees relating to the refinancing plan. Please refer to the end of this section 5.1.

•	At the same time, Vivendi Universal was able to repay the €1.8 billion drawn portion of the €3 billion multicurrency revolving credit facility, the €1 billion Tranche B of the €2.5 billion dual currency facility (the unused portion of both loans being cancelled) and the £136 million (€205 million) loan contracted by UMO. In addition, a €2.7 billion multicurrency credit facility, signed on February 25, 2004, was set up on the basis of conditions more favorable than the previous revolving credit facilities.

•	On May 25, 2004, Vivendi Universal launched a tender offer to purchase €1 billion of High Yield Notes. On June 16, 2004, the size of this offer was increased to €2.4 billion (including premium and interests). As part of this offer, the holders of the Notes were also solicited to waive covenants attached to the Notes. On June 29, 2004, the offer terminated with a tender rate of 96.4% for the 9.50% and 9.25% High Yield Notes and a tender rate of 72.0% for the 6.25% High Yield Notes, for a total amount of approximately €2.0 billion, out of a total of €2.4 billion (i.e., 83% tendered). In addition, the covenants attached to the Notes were waived. The premium amount paid to the bondholders and the accrued interest amounted to €0.3 billion.

•	At the same time, Vivendi Universal was able to place €700 million floating rate notes issued with European institutional investors. These notes, issued on July 12, 2004, have a three-year maturity and a yield of three month EURIBOR + 60 basis points.

•	Following the success of this note issuance, the €2.7 billion multicurrency credit facility was reduced to €2.5 billion and its conditions were renegotiated on more favorable terms. As of December 31, 2004, this credit facility was undrawn and was used as a back-up for the treasury bills issued for €274 million.

•	In addition, SFR Cegetel set up, in May 2004, a securitization program for an aggregate amount of €405 million (drawn for €400 million as of December 31, 2004). Furthermore, in order to refinance certain of its existing indebtedness, a revolving credit facility was set up on July 15, 2004, with a five-year maturity for a total amount of €1.2 billion (drawn for €350 million as of December 31, 2004).

•	In December 2004, Vivendi Universal divested 15% of its 20.3% stake in Veolia Environnement. In total, Vivendi Universal received €1,497 million related to the overall transactions (please refer to section 1.1.2. “Divestiture of 15% of Veolia Environnement, part of Vivendi Universal’s 20.3% stake – December 2004”).

Since December 31, 2004:

•	To finance the purchase of 16% of Maroc Telecom on January 4, 2005, a MAD 6 billion (€537 million) facility was set up. The borrowing comprises two tranches: a MAD 2 billion tranche with a 2007 maturity and a MAD 4 billion tranche with a 2012 maturity.

•	On January 21, 2005, the remaining High Yield Notes were redeemed for a principal amount of approximately €400 million (corresponding to $107 million Notes issued in dollars and €316 million Notes issued in euros), following the sending of a formal Note of Redemption to all bondholders in December 2004. On completion of this transaction, none of the High Yield Notes issued by Vivendi Universal remained outstanding. The premium paid to the bondholders amounted to €41 million.

•	On February 15, 2004, Vivendi Universal issued €600 million of bonds maturing on February 15, 2012 with a 3.9% yield rate. The proceeds of this issue was used to repay, at no penalty, the $780 million note issued to NBCU on May 11, 2004, which was due to expire no later than May 2007. This new bond issue enabled Vivendi Universal S.A. to pay down the remainder of its secured debt, and will extend the average maturity of the group’s debt at no extra cost (had the bond been issued on December 31, 2004, average maturity of the debt would have been 3.4 versus 3.0 years, as of December 31, 2004, excluding revolving bank credit).

•	Furthermore, in March 2005, Vivendi Universal set up other financings in order to pursue both the reduction of its financing expense and the extension of its debt maturity.

During the course of 2003, Vivendi Universal was able to obtain new lines of credit allowing it to progressively regain its financial flexibility, to substantially reduce its bank margins, to regain a balance between bank financing and capital markets financing and, finally, to extend the average maturity of its debt. The above-mentioned objectives were achieved through:

•	the issuance of €1.2 billion High Yield Notes with a 7-year maturity concurrently with the implementation by Vivendi Universal of a €2.5 billion syndicated secured bank facility, which together enabled Vivendi Universal to reimburse and cancel several existing facilities, falling due in 2003 and 2004, for a total amount of €2.5 billion;

•	the refinancing of VUE’s $1.62 billion short-term bridge loan facility in the first half of 2003 by a $750 million securitization of VUE’s film rights with a 6 -year maturity and a $920 million term loan with a 5-year maturity. These two operations produced not only a significant extension of the maturity of VUE’s debt but also allowed the upstream flow of cash from VUE to Vivendi Universal;

•	the issuance of €1.3 billion High Yield Notes in July 2003 which enabled Vivendi Universal to repay the balance outstanding on a €1.3 billion loan granted to a special purpose subsidiary in connection with the acquisition of a 26% interest in SFR Cegetel; following this refinancing, Vivendi Universal was able to take direct control of its participation in SFR Cegetel and, thus, fully benefit from the corresponding dividend stream;

•	the strengthening by Vivendi Universal of its position in its bond financings by the decision in August 2003 of the holders, of the €527 million bonds due March 2006 exchangeable into Vinci shares to remove a put option that would have otherwise been exercisable in March 2004 and the issuance of €605 million bonds due October 2008 exchangeable for Sogecable shares.

Vivendi Universal’s cash flow on a consolidated basis is not all available to Vivendi Universal at the parent company level. In particular:

•	Dividends and other distributions (including payment of interest, repayments of loans, other returns on investment or other payments) from Vivendi Universal’s subsidiaries are restricted under certain agreements. Some of Vivendi Universal’s subsidiaries that are less than wholly owned are unable to pool their cash with Vivendi Universal and must pay a portion of any dividends to other shareholders. These subsidiaries include SFR Cegetel and Maroc Telecom.

•	Since January 1, 2004, SFR Cegetel has implemented the dividend distribution plan agreed to by its two main shareholders, which in particular involves the distribution of premiums and reserves and the introduction of quarterly interim dividend payments.

•	The ability of Vivendi Universal’s subsidiaries to make certain distributions may also be limited by financial assistance rules, corporate benefit laws and other legal restrictions which, if violated, might require the recipient to refund unlawful payments.

Under certain credit facilities, Vivendi Universal and its subsidiary, SFR Cegetel, are subject to certain financial covenants which require them to maintain various financial ratios described in section 5.4 “Description of Vivendi Universal’s covenants”. As of December 31, 2004, they both complied with all applicable financial ratios.

      5.2. CREDIT RATINGS

Vivendi Universal’s credit ratings as of March 9, 2005 are the following:

Rating agency	Rating date	Type of debt	Ratings	Outlook
Standard & Poor’s	June 1, 2004	Long-term corporate	BBB-
Positive
		Short-term corporate	A-3	(November
23, 2004)
		Senior unsecured debt	BBB-

Moody’s	October 22, 2004	Long-term senior unsecured	Baa3	Stable
debt

Fitch Ratings	December 10, 2004	Long-term senior unsecured	BBB	Stable
debt

      5.3. CONSOLIDATED CASH FLOWS

     5.3.1. Condensed statement of consolidated cash flows

	Year ended December 31,
(In millions of euros)	2004 Actual	2003 Actual	2002 Actual

Net cash provided by operating activities	€4,798	€3,886	€4,670
Net cash provided by (used for) investing activities	2,986	(3,900)	405
Net cash provided by (used for) financing activities	(7,517)	(4,313)	(3,792)
Foreign currency translation adjustment	33	(110)	1,287

Change in cash and cash equivalents	€300	€(4,437)	€2,570

     5.3.2. Net cash provided by operating activities

Vivendi Universal considers the non-GAAP measures, cash flow from operations and proportionate cash flow from operations, to be important indicators measuring Vivendi Universal’s operating performance, because they are commonly reported and used by the international analyst community, investors and others associated with certain media and communication industries. The company manages its various business segments on the basis of cash flow from operations defined as net cash provided by operating activities as published excluding financing costs and income tax and by deducting capital expenditures, net of divestitures. The company’s management uses cash flow from operations for reporting and planning purposes. The reconciliation of net cash provided by operating activities to cash flow from operations is presented below.

Proportionate cash flow from operations is defined as cash flow from operations excluding the minority stakes in less than wholly-owned entities. The company’s management uses proportionate cash flow from operations for reporting and planning purposes.

2004 versus 2003
Cash flow from operations improved 9% to €4,747 million in 2004, compared to €4,371 million in 2003. On a comparable basis, cash flow from operations increased 35% in 2004 as compared to 2003.

Proportionate cash flow from operations was €2,451 million in 2004 on a comparable basis, representing an increase of 62% as compared to 2003. This strong improvement illustrates Vivendi Universal’s ongoing focus on cash generation and results from significant improvements achieved at Canal+ Group, UMG and VUG.

Reconciliation of net cash provided by operating activities to cash flow from operations and proportionate cash flow from operations:

	Year ended December 31,
(In millions of euros)	2004	2003	% Change	2002

Net cash provided by operating activities, as reported	€4,798	€3,886	23%	€4,670
Deduct:
Capital expenditures	(1,540)	(1,552)		(4,134)
Proceeds from sales of property, plant, equipment and intangible assets	239	477		158

Capital expenditures, net of proceeds	€(1,301)	€(1,075)		€(3,976)
Add back:
Income tax: cash	580	1,242		1,252
Financing costs: cash	430	621	(a)	1,145
Other: cash(b)	240	(303)	(a)	282

Cash flow from operations (i.e. before income taxes, financing costs and after restructuring costs)	€4,747	€4,371	9%	€3,373
Add:
Comparable basis adjustments(c)	(724)	(1,395)

Cash flow from operations on a comparable basis	€4,023	€2,976	35%

Add:
Cash flow attributed to minority interests	(1,572)	(1,462)

Proportionate cash flow from operations on a comparable basis	€2,451	€1,514	62%

(a)	Numbers presented in this table differ from numbers published in 2003. Fees related to the group’s refinancing plan have been reallocated from “Financing costs: cash” to “Other: cash”.

(b)	Includes the €259 million premium paid to bondholders on redemption of High Yield Notes.

(c)	For a definition of comparable basis, please refer to section 4.2 “Revenues, operating income and cash flow from operations by business segment on a comparable basis 2004-2003”.

     5.3.3. Net cash provided by (used for) investing and financing activities

The following table is presented in order to analyze the evolution of net cash provided by investing and financing activities and their impact on Financial Net Debt during the period under review. As a reminder, Vivendi Universal considers the non-GAAP measure, Financial Net Debt, to be an important indicator measuring the company’s indebtedness. Financial Net Debt is calculated as a sum of long-term debt, bank overdrafts and short-term borrowings, less cash and cash equivalents; in each case, as reported on Vivendi Universal’s Consolidated Statement of Financial Position. Financial Net Debt should be considered in addition to, not as a substitute for, Vivendi Universal’s debt and cash position reported on the Consolidated Statement of Financial Position, as well as other measures of indebtedness reported in accordance with GAAP. Vivendi Universal’s management uses Financial Net Debt for reporting and planning purposes, as well as to comply with certain of Vivendi Universal’s debt covenants.

      A — Change in Financial Net Debt in 2004:

	Cash and		Impact on
	cash	Financial	financial net
(In millions of euros)	equivalents	gross Debt	debt

Financial Net Debt at December 31, 2003	€(2,858)	€14,423	€11,565
Net cash provided by operating activities(a)	(4,798)	—	(4,798)
Investing activities:
Capital expenditures	1,540	—	1,540
Proceeds from sales of property, plant, equipment and intangible assets	(239)	—	(239)
Purchases of investments
VUE - exercise of the call option on Barry Diller’s stake (1.5%) (May)	226	—	226
DreamWorks - purchase of the music rights catalog (January)	64	—	64
DreamWorks - advance on film rights distribution agreement (January)	30	—	30
Sportfive - exercise of his put option by Jean-Claude Darmon (March)(b)	30	—	30
Other	57	(6)	51

	407	(6)	401
Sales of investments
VUE (May)(c)	(2,312)	(4,320)	(6,632)
15% of Veolia Environnement (December)	(1,497)	—	(1,497)
Sportfive (March)(b)	(274)	—	(274)
Kencell (May)(d)	(190)	—	(190)
Monaco Telecom (June)(e)	(169)	—	(169)
Atica & Scipione (February)	(31)	(10)	(41)
“Flux-divertissement” business of StudioExpand and Canal+ Benelux (June / August)(f)	(49)	7	(42)
VIVA Media (August)	(47)	—	(47)
Cèdre and Egée towers (June)	(84)	—	(84)
UCI Cinemas (October)(g)	(170)	—	(170)
Other(h)	118	(46)	72

	(4,705)	(4,369)	(9,074)
Net (decrease) increase in financial receivables	(13)	—	(13)
Purchases (sales) of marketable securities	24	—	24

Net cash (provided by) used for investing activities	€(2,986)	€(4,375)	€(7,361)

Financing activities:
Proceeds from issuance of borrowings and other long-term debt
VUE - term loan set up to purchase US Treasury Bonds (May)(c)	(695)	695	—
VUE - purchase of US Treasury Bonds (May)(c)	695	—	695
SFR Cegetel - €1.2 billion revolving credit facility (July)	(350)	350	—
€700 million floating notes (July)	(700)	700	—
Other	(7)	7	—

	(1,057)	1,752	695
Principal payment on borrowings and other long-term liabilities
Proceeds
Loan contracted by UMO (£136 million) (May)	205	(205)	—
High Yield Notes (June)(i)	2,000	(2,000)	—
€2.5 billion dual currency facility (May)	1,000	(1,000)	—
€3 billion multicurrency revolving credit facility	236	(236)	—
Other financing arrangements	—	—	—
Vivendi Universal - Promissory note to USI (NBC Universal subsidiary) (May)(c)	—	658	658
Consolidation of Special Purpose Vehicles used for the defeasance of real estate (January)(j)	7	326	333

	3,448	(2,457)	991
Net decrease (increase) in short-term borrowings and other
Bank overdrafts and other short-term borrowings and other
SFR Cegetel - securitization program	(487)	487	—
SFR Cegetel - treasury bills	(218)	218	—
Vivendi Universal - treasury bills	(274)	274	—
Vivendi Universal - €3 billion multicurrency revolving credit facility	1,000	(1,000)	—
Vivendi Universal convertible 1.25% (OCEANE) (January)	1,699	(1,699)	—
SFR Cegetel - €600 million bonds (July)	600	(600)	—
€3 billion multicurrency revolving credit facility	817	(817)	—
Other financing activities	157	(96)	61

	3,294	(3,233)	61
Net proceeds from issuance of common shares	(18)	—	(18)

Cash dividends paid by consolidated companies to their minorities shareholders
SFR Cegetel(k)	1,470	—	1,470
Maroc Telecom S.A.(l)	303	—	303
Other subsidiaries	77	—	77

	1,850	—	1,850

Net cash (provided by) used for financing activities	€7,517	€(3,938)	€3,579

Foreign currency translation adjustment	(33)	183	150

Change in financial net debt during 2004	€(300)	€(8,130)	€(8,430)

Financial net debt at December 31, 2004	€(3,158)	€6,293	€3,135

(a)	Net cash provided by operating activities includes, among other things, dividends that have no impact on net income. Such dividends include, among other things, dividends received from NBCU: a €224 million dividend received in June 2004 corresponding to 20% (before Universal Studios Holding Corp. minority interests) of the cash generated by NBC and VUE from October 1, 2003 to May 11, 2004, as well as dividends of €78 million and €55 million received in September 2004 and December 2004, respectively.

(b)	The net impact of the divestiture of Sportfive on Financial Net Debt amounts to €229 million, net of the preliminary acquisition of Sportfive shares held by Jean-Claude Darmon (€30 million) and after the payment, by Canal+ Group, of €15 million to conclude an historical litigation with Sportfive relating to vendor warranties. Please refer to section 1.1. “2004 Developments”.

(c)	In May 2004, Vivendi Universal divested (from an accounting standpoint) 80% of VUE to which an enterprise value of approximately €10.2 billion was attributed by the transaction with GE, corresponding to the related reduction in Financial Net Debt (€5.3 billion) and to the value of the 20% stake received in NBC (€4.9 billion). For a detailed analysis of the NBC-Universal transaction’s impacts on Financial Net Debt, please refer to paragraph B below.

(d)	The net impact of Kencell’s divestiture on Financial Net Debt amounts to €178 million, after deconsolidation of the cash and divestiture fees presented in “other” (please refer to (h) below).

(e)	The net impact of Monaco Telecom’s divestiture on Financial Net Debt amounts to €74 million, after deconsolidation of the €68 million cash held by this company and divestiture fees presented in “others” (please refer to (h) below).

(f)	Includes €23 million of price adjustment on Canal Benelux divestiture. Furthermore, the net impact of the divestiture of StudioExpand’s “flux divertissement” business and Canal+ Benelux on Financial Net Debt amounts to €16 million, after deconsolidation of the cash held by Canal+ Benelux, the cash payment made as part of a litigation and divestiture fees, presented in “other” (please refer to (h) below).

(g)	The net impact of UCI Cinemas divestiture on Financial Net Debt amounts to €158 million, after taking into account the cash held by this company and distributed to shareholders by the buyer and divestiture fees presented in “other” (please refer to (h) below).

(h)	These amounts include inter-company loan redemptions, divestiture fees, the cash outflow of Monaco Telecom, Kencell and Canal+ Benelux, the compensation pursuant to the settlement and release agreement of $19.5 million paid in respect of the Houghton Mifflin purchase price adjustment (please refer to Note 28 to the Consolidated Financial Statements “Commitments and Contingencies”) as well as the impact of other divestitures.

(i)	Vivendi Universal has also paid a premium to bondholders (€259 million) and accrued interest for a total amount of €307 million, corresponding to a total cash outflow of €2.3 billion.

(j)	As a result of the application of CRC Rule 04-03 issued on May 4, 2004, Vivendi Universal has fully consolidated Special Purpose Entities used for the defeasance of certain real estate assets since January 1, 2004. Please refer to Note 1 to the Consolidated Financial Statements “Summary of significant accounting policies and practices”.

(k)	In January 2004, SFR Cegetel paid an exceptional dividend of €899 million out of which €398 million was paid to minority shareholders. In addition, it paid a 2003 total dividend of €1,258 million (including €556 million to minority shareholders) and a 2004 interim dividend of €1,167 million (including €516 million to minority shareholders).

(l)	In 2004, the total amount of dividends paid by Maroc Telecom was €465 million.

       B – Detailed analysis of the NBC-Universal transaction’s impact on the change in Financial Net Debt

	Cash and		Net impact
	cash	Financial	on financial
(In millions of euros)	equivalents	gross Debt	net debt

Divestiture of 80% of VUE
Net cash proceeds	€(2,926)	€—	€(2,926)
Gross cash proceeds	(3,073)	—	(3,073)
Transaction fees and others	107	—	107
MEI proceeds	40	—	40
Deconsolidation of VUE’s debt	—	(4,320)	(4,320)
$920 million loan agreement	—	(776)	(776)
Securitization program	—	(630)	(630)
VUE class A preferred interests	—	(701)	(701)
VUE class B preferred interests	—	(1,518)	(1,518)
Term loan set up to purchase US Treasury Bonds(a)	—	(695)	(695)

Cash closing adjustment as of May 11, 2004(b)	614	—	614

Net cash (provided by) used for investing activities	€(2,312)	€(4,320)	€(6,632)

VUE – Term loan set up to purchase US Treasury Bonds	(695)	695	—
VUE – Purchase of US Treasury Bonds(a)	695	—	695
Vivendi Universal – Promissory note to USI(a)	—	658	658

Net cash (provided by) used for financing activities	€—	€1,353	€1,353

Foreign currency translation adjustment	—	(17)	(17)

Total impact on financial net debt	€(2,312)	€(2,984)	€(5,296)

(a)	After the defeasance of covenants of the VUE Class A preferred interests immediately prior to the closing of the NBC-Universal transaction, VUE purchased US Treasury Bonds for €695 million financed by a term loan. The amount of these securities will at least equal the VUE Class A preferred interest amount (including interest) at maturity in 2022; i.e., approximately $1,990 million. In accordance with the terms of the transaction, Vivendi Universal then issued a promissory note to USI, a subsidiary of NBCU, for $780 million to reimburse 94.56% of the cost of this defeasance.

(b)	The Business Combination Agreement between Vivendi Universal, GE and NBC contained specific provisions related to the settlement of the inter-company loan between VUE and Vivendi Universal between October 1, 2003 and May 11, 2004, the completion date of the NBC-Universal transaction. As of September 30, 2003, the balance on the inter-company loan was $562 million. Since that date, Vivendi Universal has received the full amount of the cash flow generated by VUE through this inter-company loan ($728 million (€614 million) which was reimbursed to VUE as of May 11, 2004). In June, Vivendi Universal received a dividend of €224 million corresponding to 20% (before Universal Studios Holding Corp. minority interests) of the cash generated by NBC and VUE between October 1, 2003 and May 11, 2004. Since May 12, 2004, Vivendi Universal has access to the cash flows generated by NBCU, up to its stake held in the company, through a loan undrawn as of today.

      C - Change in Financial Net Debt during 2003

	Cash and		Impact
	cash	Financial	on financial
	equivalents	gross Debt	net debt
(In millions of euros)

Financial net debt at December 31, 2002	€(7,295)	€19,632	€12,337
Net cash provided by operating activities	€(3,886)	—	€(3,886)
Investing activities:
Capital expenditures	1,552	—	1,552
Proceeds from sale of property, plant and equipment and intangible assets(a)	(477)	—	(477)
Purchases of investments
Additionnal 26% interest acquired in Cegetel Groupe S.A. (January)	4,011	—	4,011
Closing of contractual guarantees to former Rondor shareholders (March)	207	—	207
Telecom Développement (December 2003)	56	162	218
Other	148	(24)	124

	4,422	138	4,560
Sales of investments
InterActiveCorp warrants (February / June)	(600)	—	(600)
Telepiù (April)	(457)	(374)	(831)
Consumer Press division (February)	(200)	—	(200)
Canal+ Technologies (January)	(191)	—	(191)
Comareg (May)	(135)	—	(135)
Canal+ Nordic (October)(b)	(48)	—	(48)
Interest in Vodafone Egypt (May)	(43)	—	(43)
Interest in Sithe International (June)(c)	(40)	—	(40)
Fixed line telecommunication in Hungary (May)(d)	(10)	(305)	(315)
Other(e)	316	(239)	77

	(1,408)	(918)	(2,326)
Net (decrease) increase in financial receivables	(140)	—	(140)
Purchases (sales) of marketable securities	(49)	—	(49)

Net cash (provided by) used for investing activities	€3,900	€(780)	€3,120

Financing activities:
Proceeds from issuance of borrowings and other long-term debt
Senior notes (2010) (April)	(1,183)	1,183	—
Senior notes (2008) (July)	(1,353)	1,353	—
€2.5 billion dual currency facility (May)	(1,000)	1,000	—
VUE - $920 million loan agreement (June)(f)	(800)	800	—
VUE securitization program (March)(f)	(704)	704	—
Sogecable exchangeable (October)	(605)	605	—
Other	(12)	12	—

	(5,657)	5,657	—
Principal payment on borrowings and other long-term liabilities
Cash settlement of Veolia Environnement exchangeable notes (March)(g)	1,781	(1,781)	—
Other	166	(166)	—

	1,947	(1,947)	—
Net decrease (increase) in short-term borrowings and other
SIT - €1.3 billion acquisition facility (July)	(1,300)	1,300	—
€3 billion multicurrency revolving credit facility	(1,000)	1,000	—
€3 billion multicurrency revolving credit facility	3,000	(3,000)	—
VUE - $1.62 billion loan (June)(f)	1,456	(1,456)	—
BSkyB exchangeable 1% (July)(h)	1,440	(1,440)	—
SIT - $1.3 billion acquisition facility (January 2003)	1,300	(1,300)	—
Other(i)	2,363	(2,195)	168

	7,259	(7,091)	168
Net proceeds from issuance of common shares	(71)	—	(71)
Sales (purchases) of treasury shares(j)	98	—	98
Cash dividends paid by consolidated companies to their minorities shareholders	737	—	737

Net cash (provided by) used for financing activities	€4,313	€(3,381)	€932

Foreign currency translation adjustment	110	(1,048)	(938)

Change in financial net debt during 2003	€4,437	€(5,209)	€(772)

Financial net debt at December 31, 2003	€(2,858)	€14,423	€11,565

(a)	Including the sale of “10 Universal City Plaza” to a group of US investors. The asset is a 35-story tower block located in Los Angeles, California, and Universal Studios will continue to rent the building.

(b)	Excluding the residual amount of €7 million received during the first quarter 2004, excluding the inter-company account.

(c)	In June 2003, Vivendi Universal sold its interest in Sithe International (operations in Asia Pacific) to the Japanese group Marubeni for $47 million.

(d)	Excluding the €10 million promissory note received by Vivendi Universal in August 2004.

(e)	Including the negative impact of the cash flow generated by sold entities until the closing of transactions (Telepiù in 2003 for the amount of €193 million), when surrendered to the purchasers in accordance with the terms and conditions of the share purchase agreement. However, this allocation has no impact on net debt. Certain divestitures also include inter-company redemption.

(f)	The proceeds from the VUE securitization program and the $920 million loan agreement have been used to repay the $1.62 billion loan dated November 25, 2002 that matured on June 30, 2003.

(g)	In February 2001, Vivendi Universal issued 32,352,941 bonds exchangeable, at any time after April 17, 2001, for shares in Veolia Environnement (interest 2%; yield to maturity 3.75%; expiring March 2006; nominal value €55.90, or 30% above the average weighted price of Veolia Environnement shares the previous day). Following the exercise of the put by investors in March 2003, Vivendi Universal reimbursed 31,858,618 of Veolia Environnement exchangeable bonds at a total cost of €1.8 billion.

(h)	In July 2000, Vivendi issued 59,455,000 bonds exchangeable for BSkyB shares or redeemable in cash, at a unit par value of €24.22. These bonds earned interest at 1% and matured on July 5, 2003. The conversion rate was one BSkyB share (with a par value of 50 pence) for one Vivendi Universal bond. On July 5, 2003, all outstanding bonds were redeemed at a unit price of €24.87.

(i)	Including the reimbursement of revolving credit facilities of €850 million, the Société Générale €215 million and €275 million revolving credit facilities and a CDC IXIS €200 million revolving credit facility.

(j)	Including the €104 million impact of put options on treasury shares.

      5.4. DESCRIPTION OF VIVENDI UNIVERSAL’S COVENANTS

Vivendi Universal has set up a number of borrowings in the last few years in order to restructure its debt and improve its financing condition.

The bonds issued by Vivendi Universal carry customary provisions related to events of default and negative pledge.

The €2.5 billion credit line established in May 2004 contains customary provisions related to events of default, and restrictions in terms of negative pledge and disposal and merger transactions. The credit agreement provides for an early repayment or the total or partial cancellation of the loan if Vivendi Universal does not maintain a minimum participation rate in SFR.

In addition, Vivendi Universal has to maintain certain financial ratios:

•	maximum ratio of Financial Net Debt to proportionate EBITDA: 2.8 to 1 from December 31, 2004,

•	minimum ratio of proportionate EBITDA to Net Financing Costs (financing expense): 4.3 to 1 as at December 31, 2004 and 4.5 to 1 from March 31, 2005.

Lastly, Vivendi Universal has agreed to ensure that the part of its Financial net debt incurred by its subsidiaries excluding SFR, only taken into account to the extent it exceeds €5.5 billion, shall not at any time exceed an amount equal to the greater of (i) 30% of the Financial net debt and (ii) €2 billion.

SFR has set up borrowings to repay the €600 million bond that matured in July 2004 and to replace existing credit lines:

•	A €1.2 billion 5-year credit line was set up by SFR in July 2004.

It contains customary default, negative pledge and mergers and disposal provisions. It is subject to an ownership clause. In addition, SFR must maintain financial ratios:

•	a maximum ratio of Financial Net Debt to EBITDA: 3.5:1,

•	a minimum ratio of Operating Income to Net Financing costs (financing expense): 3:1.

These ratios are computed at the end of each half year.

•	Two securitization programs for a total net amount of €405 million were set up on May 11, 2004 for a 5-year period. They carry early repayment provisions if the delinquency rate is higher than a certain percentage, in the event of a change in control of SFR, and in the case of usual events of default. In addition, the granting of these borrowings is subject to the satisfaction of some conditions precedent, including a borrowing ratio (Net financial debt / EBITDA) which must be lower than 3.5 at the end of each half year.

Lastly, to finance the purchase of 16% of Maroc Telecom on January 4, 2005, a MAD 6 billion facility was set up by Société de Participations dans les Télécommunications (SPT), a Moroccan company indirectly wholly owned by Vivendi Universal. The borrowing is comprised of two tranches: a MAD 2 billion tranche with a 2007 maturity and a MAD 4 billion tranche with a 2012 maturity.

Vivendi Universal has granted a security (caution solidaire) to SPT. The security contract contains the same financial ratios as those included in the €2.5 billion syndicated loan.

This borrowing carries negative pledge and acquisition and restructuring restrictions and customary events of default provisions, as well as early repayment events in the case of a change in the borrower’s ownership or Vivendi Universal’s non-compliance with financial ratios contained in the security agreement.

6 — UPDATE RELATED TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) PROJECT – 2005

Vivendi Universal’s consolidated financial statements will, as of January 1, 2005, be prepared in accordance with IFRS in force on December 31, 2005, in compliance with European regulation no 1606/2002 applicable to listed companies in the European Union (EU) and IFRS 1 “First Time Adoption of International Financial Reporting Standards”. In accordance with the recommendation of the French Financial Markets Authority, the Autorité des marchés financiers (AMF), comparative financial statements will be prepared for 2004 in accordance with the same accounting standards. Vivendi Universal must, therefore, prepare in accordance with IFRS in force in 2005, an opening statement of financial position as of January 1, 2004, the IFRS transition date, recording the impacts of transition, primarily through shareholders’ equity. As Vivendi Universal is also listed on the New York Stock Exchange (NYSE), it is awaiting the definitive decision of the US Securities and Exchange Commission (SEC) relative to non-US registrants, following an initial draft rule issued in April 2004 proposing an exemption from the publication of 2003 comparative financial statements for Form 20-F purposes, for companies preparing their financial statements in accordance with IFRS for the first time.

Vivendi Universal is therefore in the course of finalizing its project for the conversion of the financial statements to IFRS launched in the fourth quarter 2003, having already identified and dealt with the main differences in accounting method and commenced preparation of the opening statement of financial position as of January 1, 2004.

Certain interpretations relating to subjects concerning the Group have not yet been published by IFRIC: notably, minority interest buyout commitments and customer loyalty programs. In addition, given the recent publication date of certain IFRS standards and interpretations, their limited implementation and the limited number of interpretations, the analysis of certain transactions within the Group remains to be finalized. The main differences in accounting method identified to date are as follows:

•	Options at the IFRS transition date (IFRS 1):

•	No restatement of business combinations which took place prior to the transition date

•	Pensions and other employee benefits: recognition of unrecorded actuarial gains and losses by offset against shareholders’ equity

•	Cumulative currency translation adjustments: zeroing out by account transfer within shareholders’ equity, with no impact on the total; as such, the divestment of VUE will generate a net gain under IFRS compared to a net loss under French GAAP due to the transfer of translation adjustment reserves to net income

•	Application as of January 1, 2004 of IAS 32 and 39 (financial instruments) and IFRS 2 (share-based payment)

- Financial information: the current format of the Vivendi Universal financial statements, including the notes thereto, is in overall compliance with IFRS; nonetheless the following main amendments will be made:

•	Statement of Income:

o Elimination of goodwill amortization; goodwill is currently amortized over a maximum of 40 years in accordance with French GAAP

o Separate presentation of net earnings from discontinued operations

•	Statement of Financial Position

o Current/Non-current distinction applicable to assets and liabilities

o Inclusion in shareholders’ equity of minority interests and Notes mandatorily redeemable in new shares of Vivendi Universal (ORA) (currently recorded in other equity in accordance with French GAAP).

o Presentation of assets for sale and the corresponding liabilities on a separate line

- Revenues: the Telecom operating units will be primarily affected.

•	Revenue recognition when the significant risks and rewards associated with goods or services have been transferred to a third party

•	Recording of “pack” subscriber subsidies as a deduction from equipment sales revenue and “mobile phone only” subsidies as an expense of the period

- Intangible items: the Media operating units will be primarily affected.

•	Sporting rights (Canal+): recorded in current assets on performance of the contract, in line with the payments stream (recorded in intangible assets on signature of the contract under French GAAP); expensed on broadcast

•	Broadcast rights (Canal+): recorded in current assets on the date of receipt of “Ready to Broadcast” (recorded in current assets in line with payments under French GAAP); expensed on broadcast

•	Advances granted to artists (UMG): recorded in current assets in line with payments (intangible asset under French GAAP); expensed when payable to the artists

•	Trade names (VUG): amortized over 10 years

- Financial instruments.

•	Management of foreign currency exposure: the accounting choices do not impact on management practices, which are currently based on the systematic hedging of foreign currency risk

o Firm commitments (e.g., certain sporting rights — Canal+): hedge accounting requires the implementation of appropriate documentation and results in the symmetrical recording of movements in the fair value of the hedged item and the hedging instrument in earnings (loss) from operations.

o Budgeted operating transactions: no hedge accounting; as the Statement of Income is presented by function, the accounting impact of movements in the fair value of the hedged item and the hedging instrument will nonetheless be recorded in a separate line of earnings (loss) from operations.

•	Financial assets and liabilities, derivatives: in the absence of hedge accounting, volatility is generally induced by the recording of these items at fair value at each period end, with movements taken to financing and other expenses, net of shareholders’ equity as appropriate; recording of unrealized gains and losses under IFRS (unrealized losses only recorded under French GAAP)

- Stock option and stock purchase plans: recording of compensation, valued at fair value, as an employment expense, for all existing plan granted after November 7, 2002 and not yet fully vested; recorded in the accounts over the vesting period.

7 — FORWARD LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to divestitures, acquisitions, working capital and capital requirements, available liquidity, maturity of debt obligations, business trends and other information that is not historical information. Forward-looking statements can be identified by context. For example, when we use words such as estimate(s), aim(s), expect(s), feel(s), will, may, believe(s), anticipate(s) and similar expressions in this document, we are intending to identify those statements as forward-looking. All forward-looking statements, including, without limitation, the launching or prospective development of new business initiatives and products, anticipated music or motion picture releases, and anticipated cost savings from asset disposals and synergies are based upon our current expectations and various assumptions. Our expectations, beliefs, assumptions and projections are expressed in good faith, and we believe there is a reasonable basis for them. There can be no assurance, however, that management’s expectations, beliefs and projections will be achieved. There are a number of risks and uncertainties that could cause our actual results to differ materially from our forward-looking statements. These include, among other things:

•	our ability to retain or obtain required licenses, permits, approvals and consents;

•	legal and regulatory requirements, and the outcome of legal proceedings and pending investigations;

•	the lack of commercial success of our product or services, particularly in the television, motion pictures and music markets;

•	challenges to loss, infringement, or inability to enforce intellectual property rights;

•	lost sales due to piracy, particularly in the motion picture and music business;

•	downturn in the markets in which we operate, particularly the music market;

•	increased technical and commercial competition, particularly in the television market;

•	our ability to develop new technologies or introduce new products and services;

•	changes in our corporate rating or rating of Vivendi Universal’s debt;

•	the availability and terms of financing;

•	changes in business strategy or development plans;

•	political instability in the jurisdictions in which we operate;

•	fluctuations in interest rates or foreign currency exchange rates and currency devaluations;

•	inflation and instability in the financial markets;

•	restrictions on the repatriation of capital;

•	natural disasters; and

•	war or acts of terrorism.

The foregoing list is not exhaustive; other factors may cause actual results to differ materially from the forward-looking statements. We urge you to review and consider carefully the various disclosures we make concerning the factors that may affect our business. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date they are made and are expressly qualified in their entirety by the cautionary statements. Vivendi Universal does not undertake to update any forward-looking statement. For additional factors, you should read the information set forth in the latest annual report on Form 20-F and other reports filed or furnished by Vivendi Universal to the US Securities and Exchange Commission.

APPENDIX TO OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reconciliations of revenues and operating income as published to revenues and operating income on a comparable basis

It is required under French GAAP (paragraph 423 of CRC Rule 99-02) to promote comparability, even though it should be noted that this information on a comparable basis is not compliant with Article 11 of Regulation S-X under the US Securities Exchange Act of 1934. Revenues and operating income on a comparable basis provide useful information to investors because they include comparable operations in each period presented and thus represent meaningful comparative information for assessing earnings trends.

1	- RECONCILIATION OF REVENUES AND OPERATING INCOME AS PUBLISHED TO REVENUES AND OPERATING INCOME ON A COMPARABLE BASIS FOR 2004

	As		Canal+		VTI assets		Comparable
Year ended December 31, 2004	published	VUE	assets (a)	Mauritel	(b)	Other	basis
	(In millions of euros)
Revenues
Canal+ Group	€3,580	€—	€(110)	€—	€—	€—	€3,470
Universal Music Group	4,993	—	—	—	—	—	4,993
Vivendi Universal Games	475	—	—	—	—	—	475

Media	9,048	—	(110)	—	—	—	8,938
SFR Cegetel	8,317	—	—	—	—	—	8,317
Maroc Telecom	1,627	—	—	31	—	—	1,658

Telecom	9,944	—	—	31	—	—	9,975
Non core operations	109	—	—	—	(119)	(10)	(20)

Total Vivendi Universal	€19,101	€—	€(110)	€31	€(119)	€(10)	€18,893

(Excluding VUE)
VUE	2,327	(2,327)	—	—	—	—	—

Total Vivendi Universal	€21,428	€(2,327)	€(110)	€31	€(119)	€(10)	€18,893

Operating Income (Loss)
Canal+ Group	€198	€—	€(14)	€—	€—	€—	€184
Universal Music Group	338	—	—	—	—	—	338
Vivendi Universal Games	(183)	—	—	—	—	—	(183)

Media	353	—	(14)	—	—	—	339
SFR Cegetel	2,257	—	—	—	—	—	2,257
Maroc Telecom	673	—	—	9	—	—	682

Telecom	2,930	—	—	9	—	—	2,939
Holding & Corporate	(220)	—	—	—	—	—	(220)
Non core operations	76	—	—	—	(16)	(1)	59

Total Vivendi Universal	€3,139	€—	€(14)	€9	€(16)	€(1)	€3,117

(Excluding VUE)
VUE	337	(337)	—	—	—	—	—

Total Vivendi Universal	€3,476	€(337)	€(14)	€9	€(16)	€(1)	€3,117

(a)	Mainly corresponds to Canal+ Nederland and “flux-divertissement” businesses of StudioExpand.

(b)	Corresponds to Monaco Telecom and Kencell.

2	- RECONCILIATION OF REVENUES AND OPERATING INCOME AS PUBLISHED TO REVENUES AND OPERATING INCOME ON A COMPARABLE BASIS FOR 2003

				VUP
				assets	Canal+	Telecom					VTI
	As			sold in	assets	Développ		Change in	Atica &		assets		Comparable
Year ended December 31, 2003	published	Telepiù	VUE	2003	(a)	ement	Mauritel	presentation(b)	Scipione	Internet	(c)	Other	basis
	(In millions of euros)
Revenues
Canal+ Group	€4,158	€(311)	€—	€—	€(508)	€—	€—	€—	€—	€—	€—	€—	€3,339
Universal Music Group	4,974	—	—	—	—	—	—	—	—	—	—	—	4,974
Vivendi Universal Games	571	—	—	—	—	—	—	—	—	—	—	—	571

Media	9,703	(311)	—	—	(508)	—	—	—	—	—	—	—	8,884
SFR Cegetel	7,574	—	—	—	—	140	—	(177)	—	—	—	—	7,537
Maroc Telecom	1,471	—	—	—	—	—	53	(1)	—	—	—	—	1,523

Telecom	9,045	—	—	—	—	140	53	(178)	—	—	—	—	9,060
Non core operations	584	—	—	—	—	—	—	—	(87)	(79)	(331)	(59)	28

Total Vivendi Universal	€19,332	€(311)	€—	€—	€(508)	€140	€53	€(178)	€(87)	€(79)	€(331)	€(59)	€17,972

(Excluding VUE and VUP assets sold in 2003)
VUE	6,022	—	(6,022)	—	—	—	—	—	—	—	—	—	—
VUP assets sold in 2003	128	—	—	(128)	—	—	—	—	—	—	—	—	—

Total Vivendi Universal	€25,482	€(311)	€(6,022)	€(128)	€(508)	€140	€53	€(178)	€(87)	€(79)	€(331)	€(59)	€17,972

Operating Income (Loss)
Canal+ Group	€247	€(113)	€—	€—	€(39)	€—	€—	€—	€—	€—	€—	€—	€95
Universal Mus ic Group	70	—	—	—	—	—	—	—	—	—	—	—	70
Vivendi Universal Games	(201)	—	—	—	—	—	—	—	—	—	—	—	(201)

Media	116	(113)	—	—	(39)	—	—	—	—	—	—	—	(36)
SFR Cegetel	1,919	—	—	—	—	52	—	—	—	—	—	—	1,971
Maroc Telecom	628	—	—	—	—	—	14	—	—	—	—	—	642

Telecom	2,547	—	—	—	—	52	14	—	—	—	—	—	2,613
Holding & Corporate	(330)	—	—	—	—	—	—	—	—	—	—	—	(330)
Non core operations	39	—	—	—	—	—	—	—	(14)	15	(40)	(31)	(31)

Total Vivendi Universal	€2,372	€(113)	€—	€—	€(39)	€52	€14	€—	€(14)	€15	€(40)	€(31)	€2,216

(Excluding VUE and VUP assets sold in 2003)
VUE	931	—	(931)	—	—	—	—	—	—	—	—	—	—
VUP assets sold in 2003	6	—	—	(6)	—	—	—	—	—	—	—	—	—

Total Vivendi Universal	€3,309	€(113)	€(931)	€(6)	€(39)	€52	€14	€—	€(14)	€15	€(40)	€(31)	€2,216

(a)	Mainly corresponds to Canal+ Nordic, Canal+ Benelux and “flux-divertissement” businesses of StudioExpand.

(b)	Corresponds to a change in presentation adopted as of December 31, 2004: in order to standardize the accounting treatment of sales of services provided to customers on behalf of content providers (mainly toll numbers), following the full consolidation of Telecom Développement, sales of services to customers, managed by SFR Cegetel and Maroc Telecom on behalf of content providers, previously presented on a gross basis in SFR and Telecom Développement’s revenues, are presented net of the related expenses. This change in presentation has no impact on operating income. At SFR Cegetel, it reduced revenues by €168 million in 2004. At Maroc Telecom, the impact was immaterial.

(c)	Corresponds to Vivendi Telecom Hungary, Monaco Telecom and Kencell.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		December 31,
(In millions of euros)	Note	2004	2003	2002

ASSETS
Goodwill, net	4.1	€15,555	€17,789	€20,062
Other intangible assets, net	5	7,640	11,778	14,706
Property, plant and equipment, net	6	5,063	6,365	7,686
Investments in equity affiliates	7.1	880	1,083	1,903
Investment in NBC Universal	3.1	696	—	—
Other investments in equity affiliates		184	1,083	1,903
Other investments	8	2,449	3,549	4,138

Total long-term assets	26.1	31,587	40,564	48,495

Inventories and work-in-progress		443	744	1,310
Accounts receivable and other	9	6,545	8,809	9,892
Deferred tax assets	24.4	1,219	1,546	1,613
Short-term loans receivable		73	140	640
Marketable securities	10	263	259	88
Cash and cash equivalents	17	3,158	2,858	7,295

Total current assets		11,701	14,356	20,838

TOTAL ASSETS	26.2	€43,288	€54,920	€69,333

SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital		€5,899	€5,893	€5,877
Additional paid-in capital		6,109	6,030	27,687
Retained earnings and others		1,613	—	(19,544)

Total shareholders’ equity	11	13,621	11,923	14,020

Minority interests	12	2,959	4,929	5,497
Other equity	13	1,000	1,000	1,000
Deferred income		100	560	579
Provisions	14	2,236	2,294	3,581
Long-term debt	17	4,549	9,621	10,455
Other non-current liabilities and accrued expenses	18	3,826	2,407	3,894

		28,291	32,734	39,026

Accounts payable	19	10,046	12,261	13,273
Deferred taxes liabilities	24.4	3,207	5,123	7,857
Bank overdrafts and other short-term borrowings	17	1,744	4,802	9,177

Total current liabilities		14,997	22,186	30,307

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		€43,288	€54,920	€69,333

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME

				Year ended December 31,
(In millions of euros, except per share amounts)	Note			2004 (a)	2003	2002

Revenues	20.1			€21,428	€25,482	€58,150
Cost of revenues	20.1			(11,633)	(15,268)	(40,574)
Selling, general and administrative expenses				(6,201)	(6,812)	(12,937)
Other operating expenses, net				(118)	(93)	(851)

Operating income	26.2			3,476	3,309	3,788
Financing expense				(455)	(698)	(1,333)
Other financial expenses, net of provisions	22			(247)	(509)	(3,409)

Financing and other expenses, net				(702)	(1,207)	(4,742)

Income (loss) before gain (loss) on businesses sold, net of provisions, income tax, equity affiliates, goodwill amortization and minority interests				2,774	2,102	(954)
Gain (loss) on businesses sold, net of provisions	23			(140)	602	1,049
Income tax	24			(400)	408	(2,556)

Income (loss) before equity affiliates, goodwill amortization and minority interests				2,234	3,112	(2,461)
Equity in earnings of sold subsidiaries	2			—	1	17
Income (loss) from equity affiliates	7.1			219	71	(294)
Veolia Environnement impairment	7.1			—	(203)	—
Goodwill amortization	4.1			(638)	(1,120)	(1,277)
Impairment losses	4.4			(31)	(1,792)	(18,442)

Income (loss) before minority interests				1,784	69	(22,457)
Minority interests	12			(1,030)	(1,212)	(844)

Net income (loss)				€754	€(1,143)	€(23,301)

Basic earnings per share				€0.70	€(1.07)	€(21.43)

Diluted earnings per share				€0.63	€(1.07)	€(21.43)

Weighted average common shares outstanding (in millions)		(b	)	1,072.1	1,071.7	1,087.4
Potential dilutive effect of outstanding financial instruments (in millions)	11.4			127.0	137.9	146.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

(a)	Given the deconsolidation of Vivendi Universal Entertainment LLLP (VUE) as of May 11, 2004, the 2004 Consolidated Statement of Income includes 132 days of business for this entity (please refer to note 3.1. “NBC-Universal transaction completed on May 11, 2004”).

(b)	Excluding treasury shares recorded as a reduction in shareholders’ equity (2,441 shares as of December 31, 2004).

CONSOLIDATED STATEMENT OF CASH FLOWS

				Year ended December 31,
(In millions of euros)	Note			2004	2003		2002

Cash flow — operating activities:
Net income (loss)				€754	€(1,143)		€(23,301)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	25.1			2,587	4,759		24,040
Veolia Environnement impairment				—	203		—
Financial provisions and provisions related to businesses sold		(a	)	(205)	(1,007)		2,895
Gain on sale of property, plant and equipment and financial assets				281	47		(1,748)
Income (loss) from equity affiliates and businesses sold				(219)	(72)		277
Deferred taxes	24			(530)	(842)		1,608
Minority interests	12			1,030	1,212		844
Dividends received from equity affiliates	25.3			410	59		179
Changes in working capital	25.2			690	670		(124)

Net cash provided by operating activities				4,798	3,886		4,670
Cash flow — investing activities:
Capital expenditures	26.2			(1,540)	(1,552)		(4,134)
Proceeds from sales of property, plant, equipment and intangible assets				239	477		158
Purchases of investments				(407)	(4,422)		(4,792)
Sales of investments				4,705	1,408	(b)	10,325
Net decrease (increase) in financial receivables				13	140	(b)	(1,365)
Sales (purchases) of marketable securities				(24)	49		213

Net cash provided by (used for) investing activities				2,986	(3,900)		405
Cash flow — financing activities:
Proceeds from issuance of borrowings and other long-term liabilities				1,057	5,657		2,748
Principal payment on borrowings and other long-term liabilities				(3,448)	(1,947)		(1,854)
Net increase (decrease) in short-term borrowings and other				(3,294)	(7,259)		(5,991)
Notes mandatorily redeemable for new shares of Vivendi Universal				—	—		767
Net proceeds from issuance of common shares				18	71		1,622
Sales (purchases) of treasury shares				—	(98)		1,973
Cash dividends paid by consolidated companies to their minority shareholders	25.3			(1,850)	(737)		(252)
Cash dividends paid by Vivendi Universal S.A.	25.3			—	—		(1,048)
Cash payment to InterActiveCorp				—	—		(1,757)

Net cash provided by (used for) financing activities				(7,517)	(4,313)		(3,792)
Foreign currency translation adjustment				33	(110)		1,287

Change in cash and cash equivalents				€300	€(4,437)		€2,570

Cash and cash equivalents:
Beginning				€2,858	€7,295		€4,725

Ending				€3,158	€2,858		€7,295

Supplementary information
Net interests paid (all cash interests paid related to financing activities)				€430	€621		€1,145
Income tax paid	24.2			€580	€1,242		€1,252

The accompanying notes are an integral part of these Consolidated Financial Statements.

(a)	Comprises financial provisions reported in “other financial expenses, net of provisions” (€52 million as of December 31, 2004; please refer to note 22 “Other financial expenses, net of provisions, for the years ended December 31, 2004, 2003 and 2002”) and provisions reported in “Gain (loss) on businesses sold, net of provisions” (€153 million as of December 31, 2004; please refer to note 23 “Gain (loss) on businesses sold, net of provisions, for the years ended December 31, 2004, 2003 and 2002”).

(b)	In 2002, included the reclassification of a €662 million refund, previously recorded as “Sales of investments”.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

					Retained Earnings and Others
		Common shares
						Foreign
				Additional		Currency
				Paid-in	Retained	Translation	Treasury				Shareholders’
(In millions of euros)	Note	Number	Amount	Capital	Earnings	Adjustment	Shares (a)	Total			Equity

		(Thousands)
Balance at December 31, 2001		1,085,828	€5,972	€28,837	€6,047	€997	€(5,105)	€1,939			€36,748
Net loss for the year 2002		—	—	—	(23,301)	—	—	(23,301)			(23,301)
Foreign currency translation adjustment		—	—	—	—	(3,615)	—	(3,615)			(3,615)
Dividends paid, €1 per share		—	—	(890)	(421)	—	—	(421)			(1,311)
Goodwill from business combination reversed		—	—	—	1,001	—	—	1,001			1,001
Conversion of ex-Seagram exchangeables		11,463	63	848	(887)	—	—	(887)			24
Conversion of ex-Seagram stock options		1,239	7	92	—	—	—	—			99
Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan		1,396	8	48	—	—	—	—			56
Treasury shares and recombined stripped shares cancellation		(31,367)	(173)	(1,248)	—	—	—	—			(1,421)
Treasury shares and stripped shares allocation		—	—	—	807	—	5,100	5,907			5,907
Release of revaluation surplus and other		—	—	—	(167)	—	—	(167)			(167)

Balance at December 31, 2002		1,068,559	€5,877	€27,687	€(16,921)	€(2,618)	€(5)	€(19,544)			€14,020

Net loss for the year 2003		—	—	—	(1,143)	—	—	(1,143)			(1,143)
Foreign currency translation adjustment		—	—	—	—	(1,132)	—	(1,132)			(1,132)
Appropriation of 2002 net income		—	—	(21,789)	21,789	—	—	21,789			—
Conversion of ex-Seagram exchangeables		2,052	11	152	(163)	—	—	(163)			—
Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan		3,361	19	18	—	—	—	—			37
Stripped shares	11.2	(2,453)	(14)	(38)	52	—	—	52			—
Treasury shares allocation		—	—	—	—	—	5	5			5
Release of revaluation surplus and other		—	—	—	136	—	—	136			136

Balance at December 31, 2003		1,071,519	€5,893	€6,030	€3,750	€(3,750)	€—	€—			€11,923

Net income for the year 2004		—	—	—	754	—	—	754	(b	)	754
Reversal of foreign currency translation adjustment related to 80% of the interests in VUE	3.1	—	—	—	—	2,105	—	2,105	(b	)	2,105
Foreign currency translation adjustment		—	—	—	—	(1,115)	—	(1,115)			(1,115)
Impact of the implementation of CRC Rule 04-03	1.1	—	—	—	(58)	—	—	(58)			(58)
Impact of the implementation of Notice 2004-E issued by the Urgent Issues Taskforce	1.2	—	—	—	(29)	—	—	(29)			(29)
Conversion of ex-Seagram exchangeables		1,148	6	85	(91)	—	—	(91)			—
Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan		1,115	6	12	—	—	—	—			18
Stripped shares	11.2	(1,158)	(6)	(18)	24	—	—	24			—
Release of revaluation surplus and other		—	—	—	23	—	—	23			23

Balance at December 31, 2004		1,072,624	€5,899	€6,109	€4,373	€(2,760)	€—	€1,613			€13,621

The accompanying notes are an integral part of these Consolidated Financial Statements .

(a)	Excluding stripped shares.

(b)	In accordance with accounting principles, upon the divestiture of 80% of its interest in VUE, Vivendi Universal reclassified to net income, in proportion to the divested economic interest, the cumulative foreign translation adjustment related to VUE recorded as a reduction in shareholders’ equity. This reclassification resulted in a loss of €2,105 million, but had no impact on shareholders’ equity.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis Of Presentation

Vivendi Universal prepares its Consolidated Financial Statements in accordance with generally accepted accounting principles in France (GAAP), including Rule 99.02 of the French Accounting Standards Board. Certain reclassifications have been made to the 2002 and 2003 consolidated financial statements to conform to the 2004 presentation.

1.1. New accounting policy: CRC Rule 04-03 issued on May 4, 2004 concerning the consolidation of Special Purpose Entities

The Financial Security Law (“Loi sur la Sécurité Financière”) enacted on August 1, 2003, includes an accounting provision that eliminates the requirement to own an interest in a special purpose entity (Please refer to Note 1.6. “Principles of consolidation”) for its consolidation, whenever the entity is deemed to be controlled. This provision, which took effect on January 1, 2004, resulted in an amendment to CRC Rule 99-02 by issuance of CRC Rule 04-03 dated May 4, 2004.

1.1.1. Real estate defeasance

In accordance with CRC Rule 04-03, Vivendi Universal fully consolidates, as of January 1, 2004, certain Special Purpose Entities used for the defeasance of real estate assets. This consolidation as of January 1, 2004 resulted in (i) on the assets side, the recognition of real estate assets, i.e., an increase of €245 million in “Property, plant and equipment”, and (ii) on the liabilities side, an increase of €333 million in “Long-term debt” (please refer to note 17 “Financial Net Debt as of December 31, 2004, 2003 and 2002”). The impact on shareholders’ equity amounted to – €58 million. The impact on net income for the period was – €8 million. This consolidation had no effect on the subtotals in the Consolidated Statement of Cash Flows.

1.1.2. Ymer

In accordance with CRC Rule 04-03, Vivendi Universal fully consolidates Ymer, as of January 1, 2004, because it is considered to be a Special Purpose Entity. Despite the fact that Vivendi Universal has no legal control over Ymer, this entity is controlled by Vivendi Universal from an accounting standpoint since Vivendi Universal carries the economic exposure related to Ymer’s assets. Nevertheless, Vivendi Universal’s ownership interests in Elektrim Telekomunikacja remain unchanged at 49% because it does not have the power to exercise Ymer’s voting rights in Elektrim Telekomunikacja. As a result, Vivendi Universal accounts for its stake in Elektrim Telekomunikacja using the equity method. Please refer to note 7.3 “Equity accounting of Elektrim Telekomunikacja” and note 8.1 “Investments accounted for using the cost method”. Application of this new rule had no impact on shareholders’ equity or net income.

1.1.3. Qualified Technological Equipment (QTE) operations

In accordance with CRC Rule 04-03, Vivendi Universal fully consolidates, as of January 1, 2004, certain entities created pursuant to Qualified Technological Equipment (QTE) operations performed in 1999 and 2001 by SFR. This consolidation as of January 1, 2004 resulted in (i) on the assets side, the recognition of deposits relating to the pre-financing of QTE agreement arrangement commissions; i.e., an €865 million increase in “Portfolio investments – other”, and (ii) on the liabilities side, the recording of advance lease payments in “Other non-current liabilities and accrued expenses” in the same amount. This change in accounting method did not impact shareholders’ equity or net income.

1.2. New accounting policy: Notice n°2004-e issued on October 13, 2004 by the CNC Urgent Issues Taskforce

Notice n°2004-E issued on October 13, 2004 by the CNC Urgent Issues Taskforce (Comité d’Urgence du Conseil National de la Comptabilité) specified the accounting methods applicable to discount rights and benefits in kind (goods or services) granted by companies to their customers. First application of this policy resulted in the accounting in deferred income of contingent future premiums granted by SFR and Maroc Telecom to their customers in connection with their loyalty programs. These premiums consist of discounts offered to customers on the purchase price of a new mobile phone. They were evaluated taking into account the period of validity of the coupons acquired and the probability of their use. The impact on shareholders’ equity mounted to
– €29 million (after income tax and minority interests) and corresponds to benefits acquired prior to January 1, 2004. The impact on net income for the period is not significant.

1.3. Change in presentation of Telecom operation revenues

In order to standardize the accounting treatment of sales of services provided to customers on behalf of content providers (mainly toll numbers), following the consolidation of Telecom Développement, the following change in presentation was adopted in 2004: sales of services to customers, managed by SFR Cegetel and Maroc Telecom on behalf of content providers, previously presented on a gross basis in SFR and Telecom Développement’s revenues, are presented net of related expenses. This change in presentation had no impact on operating income. At SFR Cegetel, it resulted in a reduction in revenues by €168 million in 2004. At Maroc Telecom, the impact was immaterial.

1.4. Change in estimate at Universal Music Group

As of January 1, 2004, the amortization period for Universal Music Group (UMG)’s recorded music catalog and music publishing copyrights was reduced from 20 to 15 years. This change in estimate resulted from the company’s annual impairment review of intangible assets at the end of 2003, which determined that estimated useful lives were shorter than originally anticipated, primarily as a result of the weakness of the global music market. As a result, the prospective amortization expense in 2004 was increased by €63 million.

1.5. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect: the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period.

On a constant basis, management reviews its estimates and judgments based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates under different assumptions or conditions.

1.6. Principles of Consolidation

Full consolidation: All companies in which Vivendi Universal has a voting interest exceeding 50%, or over which it has another form of legal or effective control, are consolidated. In addition, Vivendi Universal consolidates a subsidiary only if no other shareholder or group of shareholders exercises substantive participating rights which would enable it to veto or block routine decisions taken by Vivendi Universal.

Equity accounting: Affiliates in which Vivendi Universal has an interest exceeding 20% or over which it otherwise exercises significant influence are accounted for using the equity method. Vivendi Universal can exercise significant influence over the operating and financial decisions of the affiliate either (i) through representation on the affiliate’s board of directors in excess of its voting interest, (ii) because there is no other shareholder with a majority voting interest in the affiliate, or (iii) because Vivendi Universal exercises substantive participating rights that enable Vivendi Universal to veto or block decisions taken by such affiliate’s board.

Proportionate accounting: The proportionate method of consolidation is used for investments in companies where control is shared with other shareholders with whom Vivendi Universal has agreed contractually to exercise joint control over significant financial and operational policies. For such entities, Vivendi Universal records its proportionate interest in the Consolidated Financial Statements. Only some Veolia Environnement subsidiaries were proportionately consolidated in the consolidated financial statements up to December 31, 2002, after which Veolia Environnement was accounted for using the equity method.

Vivendi Universal has a December 31 year-end. Subsidiaries that do not have a December 31 year-end prepare interim financial statements, except when their year-end falls within the three months prior to December 31. The Consolidated Financial Statements include the accounts of Vivendi Universal and its subsidiaries after elimination of material intercompany accounts and transactions.

Special Purpose Entity: A special purpose entity is a separate legal structure, created to accomplish a narrow and well-defined objective on behalf of a company. The special purpose entity is structured or organized in such a manner that its activities are being conducted only on the behalf of this company, by lending assets or providing a supply of goods or services, or a source of long-term capital. A special purpose entity is consolidated whenever one or more controlled companies have in substance by virtue of contracts, agreements or statutory clauses, control of the entity.

1.7. Foreign Currency Translation

Translation of subsidiary financial statements: Financial statements of subsidiaries for which the functional currency is not the euro are translated into euros as follows: all asset and liability accounts are translated at the year-end exchange rate; and all income and expense accounts and cash flow statements are translated at average exchange rates for the year. The resulting translation gains and losses are recorded as foreign currency translation adjustments in shareholders’ equity. The euro to US dollar and euro to Moroccan dirham exchange rates used to prepare the Consolidated Financial Statements were as follows:

	December 31
	2004		2003		2002
	closing rate	average rate	closing rate	average rate	closing rate	average rate
US Dollar	1.362	1.235	1.245	1.120	1.030	0.934
Moroccan Dirham	11.207	11.014	11.037	10.803	10.629	10.366

Foreign currency transactions: Foreign currency transactions are translated into euros at the exchange rate on the transaction date. Gains and losses resulting from settlements of receivables and payables denominated in foreign currency are recorded in current period earnings.

1.8. Revenues and Costs

1.8.1. Canal+ Group and Vivendi Universal Entertainment (VUE) (deconsolidated as of May 11, 2004)

Filmed entertainment: Generally, theatrical films are produced or acquired for initial distribution in the worldwide theatrical market followed by distribution in the home video, worldwide pay-TV, network exhibition, television syndication and basic cable television markets. Television films and series are licensed for network exhibition, domestic and foreign syndication, cable and pay-TV, and home video. Theatrical revenues are recognized as the films are exhibited. Revenues from television licensing agreements are recognized when the films or series are available for telecast, and all other conditions of the sale have been met. Television barter syndication revenues (sales of advertising time in lieu of cash fees for the licensing of program broadcast rights to a broadcast station) are recognized upon both the commencement of the license period of the program and the sale of advertising time pursuant to non-cancelable agreements, provided that the program is available for its first broadcast. Home video product revenues, less a provision for estimated returns and allowances, are recognized upon shipment and availability of product for retail sale.

Theatrical and television products are amortized and related participation and residual costs are expensed based on the ratio of the current period’s gross revenues to estimated total gross revenues from all sources on an individual film forecast basis. Estimated losses, if any, are provided in full in the current period earnings on an individual film forecast basis when such losses are estimated. Estimates of total gross revenues can change significantly due to a variety of factors, including the level of market acceptance of film and television products. Accordingly, revenue estimates are reviewed periodically and amortization is adjusted as necessary. Such adjustments could have a material effect on results of operations in future periods.

Cost of revenues includes film and television costs amortization, participation and residual expenses, theatrical print costs, home video inventory costs and theatrical, television and home video marketing costs.

Cable and network: Revenues from subscriber fees related to pay-TV, cable or satellite programming are recognized as revenue in the period the service is provided and advertising revenues are recognized in the period during which the advertising commercials are broadcasted. Certain contracts with advertisers contain minimum commitments with respect to advertising viewership. In the event that such minimum commitments are not met, the contracts require additional subsequent airings of the advertisement. As a result, provisions are recorded against advertising revenues for viewer shortfalls (makegoods) until such subsequent airings are conducted. Subscriber management and acquisition costs, as well as television distribution expenses, are included in cost of revenues.

Theme parks and retail operations (sold in May 2004): Revenues at theme parks are usually recognized at the time of visitor attendance, except for multi-day or annual passes, which Vivendi Universal recognizes over the period benefited. Revenues for retail operations are recognized at the point-of-sale. Cost of revenues includes the cost of food, beverage and merchandise, inventory damage and obsolescence expenses, and duty and freight costs. Selling, general and administrative expenses are comprised of indirect warehouse expenses, including receiving and inspection expenses.

1.8.2. Universal Music Group (UMG)

Revenues from the sale of recorded music, net of a provision for estimated returns and allowances, are recognized on shipment to third parties for products sold FOB shipping point and on delivery for products sold FOB destination.

Cost of revenues includes manufacturing and distribution costs, royalty expenses, copyright expenses, artist costs and recording costs. Included in selling, general and administrative expenses are marketing and advertising expenses, selling costs, bad debt losses and obsolete inventory.

1.8.3. Vivendi Universal Games (VUG)

VUG’s revenues, now including income generated by the sale of boxes and prepaid cards for Massively Multiplayer Online Games (MMOG), are recorded when the distributor accepts the risk of ownership, net of a provision for estimated returns and allowances. The income generated by subscriptions to online games is recorded on a straight-line basis over the duration of the service.

Cost of revenues includes manufacturing costs, warehousing, shipping and handling costs, royalty expenses, research and development expenses, and the amortization of capitalized software development costs.

1.8.4. Telecoms

Revenues from telephone subscriptions are recognized on a straight-line basis over the invoicing period. Revenues from incoming and outgoing traffic are recognized when the service is rendered. Revenues from sales of telecommunications equipment, net of point-of-sales discounts, and connection charges are recognized upon delivery to the customer or activation of the line, as appropriate. Customer acquisition costs and loyalty costs relating to mobile phone customers are expensed as incurred. These costs consist principally of commissions and rebates paid to distributors.

Cost of revenues includes purchasing costs, interconnection and access costs, network costs and equipment costs. Selling, general and administrative expenses include commercial costs, which consist of marketing costs, commissions to distributors and customer care.

1.8.5. Veolia Environnement (fully integrated until December 31, 2002)

Revenues on public service contracts are recognized on transfer of ownership or as services are provided, according to the terms of the contract. Title is considered to have passed to the customer when goods are shipped. Revenues include operating subsidies and exclude production for own use.

1.8.6. Other costs

Selling, general and administrative expenses include salaries and benefits, rent, consulting and auditing fees, insurance costs, travel and entertainment expenses, administrative department costs (e.g., finance, human resources, legal, information technology, headquarters) and other operating expenses.

Cost of advertising is expensed as incurred.

1.9. Earnings per Share

Vivendi Universal presents basic and diluted earnings per share (EPS). Basic EPS is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period, excluding treasury shares recorded as a deduction from shareholders’ equity. Diluted EPS adjusts basic EPS for the potential dilutive effects of outstanding convertible bonds, stock options and any other potentially dilutive financial instruments. If Vivendi Universal recognizes a net loss, the diluted EPS corresponds to the basic EPS.

1.10. Long-term Assets

1.10.1. Goodwill and business combinations

All business combinations are accounted for as purchases. Under the purchase accounting method, assets acquired and liabilities assumed are recorded at fair value. In case of acquisition of further interests in a subsidiary, the purchase price is allocated to the extent of the acquired interest. The excess of the purchase price over the fair value of net assets acquired, if any, is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis (i.e., over 40 years, excluding some specific immaterial operations). Subsidiaries acquired are included in the Consolidated Financial Statements from the acquisition date, or, for convenience reasons and if the impact is not material, the most recent Consolidated Statement of Financial Position date. Impairment losses reduce the net carrying value of goodwill which is amortized on a straight-line basis over the residual period of the amortization schedule.

1.10.2. Research and development costs

Cost of software for rental, sale or commercialization: capitalized software development costs comprise costs incurred during the internal development of products. Software development costs are capitalized when the technical feasibility of the software has been established and they are considered recoverable. Technical feasibility is determined individually for each product. Non-capitalized software development costs are recorded in research and development expenses. In 2003, VUG adopted stricter capitalization criteria for development costs and, as such, nearly all such costs are expensed to income when effectively incurred.

Cost of internal use software: Direct internal and external costs incurred to develop computer software for internal use, including web site development costs, are capitalized during the application development stage. Application development stage costs generally include software configuration, coding, installation and testing. Costs of significant upgrades and enhancements that result in additional functionality are also capitalized. Costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred.

Other research and development costs: All other research and development costs are expensed as incurred.

1.10.3. Other intangible assets

Other intangible assets include trade names, market shares and specific assets recognized by the business units.

Vivendi Universal recognizes only acquired trade names and market shares determined by purchase price allocation procedures using generally accepted methods. They are not amortized but are subject to impairment tests.

Canal+ Group and VUE (deconsolidated as of May 11, 2004): Inventories of theatrical and television products (film costs), which are produced or acquired for sale to third parties, are stated at the lower of cost, less accumulated amortization, and fair value. Film costs principally consist of direct production costs, production overheads and capitalized interest. A portion of Vivendi Universal’s cost to acquire Seagram Company Ltd. (Seagram) in December 2000 was allocated to film costs, including an allocation to previously released films whose initial release dates were at least three years prior to the Vivendi Universal acquisition (library products). Acquired library products are amortized on a straight-line basis over 20 years.

License agreements for program material are accounted for as a purchase of program rights. The assets related to the program rights acquired and the liability for the obligation incurred are recorded at their gross value when the license period begins and the program is available for its initial broadcast. The asset is amortized primarily based on the estimated number of airings. Amortization is computed generally on a straight-line basis as programs air, however, when management estimates that the first airing of a program has more value than subsequent airings, an accelerated method of amortization is used. Other costs related to programming, which include program assembly, commercial integration and other costs, are expensed as incurred. Management periodically reviews the carrying value of program rights and records impairments, as warranted, based on changes in programming usage.

The multiple service operator (MSO) agreements for VUE’s established cable channels are considered intangible assets, with an indefinite term. MSOs for VUE’s other cable channels with limited distribution are amortized over useful lives ranging from 7 to 9 years.

Program rights, net of amortization and classified as current assets, include the portion of unamortized costs of program rights allocated to network, first-run syndication and initial international distribution markets.

UMG: Recoverable long-term artist advances, which are recovered over the life of the artist, are capitalized only in the case of “proven’’ artists, defined as those whose past performance and current popularity support capitalization. Unearned balances are reviewed periodically and if future performance is no longer assured, the balances are appropriately reserved. They are expensed with direct costs associated with the creation of record masters as the related royalties are earned.

Telecom: Licenses to operate telecom networks are recorded at historical cost and amortized on a straight line basis from the effective starting date of the service until maturity. The license to operate a 3G (third-generation) UMTS mobile telephony service in France is recognized in the amount of the fixed upfront fee paid at the granting of the license. Pursuant to Notice n°2002-B issued by the CNC Urgent Issues Taskforce, the variable fee (equal to 1% of eligible sales) will be recorded as an expense when incurred.

1.10.4. Property, plant and equipment

Property, plant and equipment are carried at cost. Depreciation is computed using the straight-line method based on the estimated useful life of the assets, generally 20 — 30 years for buildings and 3 — 15 years for equipment and machinery. Assets financed by finance lease contracts, such as those that include a purchase option (known in France as “credit-bail’’), are capitalized. They are depreciated on a straight-line basis over the estimated useful life of the assets generally when the title is to be transferred to Vivendi Universal at the termination of the lease term. Depreciation expenses on assets acquired under such leases are included in depreciation expenses.

1.10.5. Impairment of long-term assets

Goodwill and intangible assets with an indefinite useful life are tested for impairment at the end of each annual reporting period and whenever there is an indication that they may be impaired. The carrying value of other long-term assets is also subject to impairment tests whenever events or changes in circumstance indicate that the carrying value may not be recoverable. Impairment tests consist of comparing the carrying amount of an asset to its recoverable amount, defined as the fair value less costs to sell, or the value in use to Vivendi Universal.

The recoverable amount is determined individually for each asset unless the asset does not generate cash inflows from continuing use that are largely independent of those from other assets or groups of assets. In such cases, as for goodwill, the recoverable amount is determined for the cash-generating unit. Vivendi Universal has defined its operating businesses as cash-generating units: these correspond to operating segments or one level below where the relevant units have economic characteristics which are distinct from the rest of the operating segment. The appropriate level is generally that considered by Vivendi Universal management when assessing operating performance.

Value in use is equal to the sum of future cash flows expected to be obtained from the continuing use of the asset (or the operating unit) and from its ultimate disposition. Cash flows used are consistent with the most recent budgets and business plans approved by Management and presented to the Board of Directors. The discount rate applied reflects current market assessments of the time value of money and risks inherent to the asset (or operating unit).

Fair value less costs to sell represents an estimate of the amount which could be obtained from the disposition of the asset (or the operating unit) in an arm’s length transaction between knowledgeable and willing parties, after deducting the costs of disposition. These values are determined based on market information (comparison with similar listed companies, recent transactions and stock market prices) or in the absence of such information based on discounted cash flows. Fair values are determined with the assistance of a third-party appraiser.

1.10.6. CRC Rule 02-10 of December 12, 2002 concerning asset impairment applicable January 1, 2005

Vivendi Universal decided against early adoption of CRC Rule 02-10 of December 12, 2002 as the component valuation method is not yet implemented by the group. Nonetheless, the asset impairment method already applied by Vivendi Universal, as described in section 1.10.5 “Impairment of long-term assets”, is in accordance with this rule.

1.11. Current assets

Inventories are valued on a first-in, first-out or a weighted average cost basis and are recorded at the lower of cost and net realizable value.

Royalties and license agreements at VUG consist primarily of prepayments for manufacturing royalties and license fees paid to organizations for use of their trade names and content. Also included in royalties and license arrangements are prepayments made to independent software developers under development arrangements that have alternative future uses. Royalties and license agreements are also reviewed by management periodically for impairment, and any costs considered impaired are written off.

Cash and cash equivalents consist of cash in banks and highly liquid investments with initial maturities of three months or less.

Marketable securities consist of other highly liquid investments and Vivendi Universal treasury shares held for share price stabilization purposes, or in connection with stock options granted to directors and employees. Vivendi Universal treasury shares held for other reasons are recorded as a reduction in shareholders’ equity. Marketable securities are carried at cost and a valuation allowance is accrued if the fair market value is less than the carrying value.

1.12. Liabilities

Provisions are recognized when (i) at the end of the reporting period the group has a legal, regulatory or contractual obligation as a result of past events, (ii) it is probable that an outflow of resources will be required to settle the obligation, and (iii) the obligation can be reliably estimated. The amount recognized as a provision represents the best estimate of the risk at the Consolidated Statement of Financial Position date. Provisions are stated at undiscounted nominal value, with the exception of provisions for earn-outs which are stated at the present value of future obligations. If no reliable estimate can be made of the amount of the obligation, no provision is recorded. Information about the provisions is then presented in note 28.5 “Contingent Liabilities’’.

Employee benefit plans
In accordance with the laws and practices of each country in which it operates, Vivendi Universal participates in, or maintains, employee benefit plans providing retirement pensions, post-retirement health care, life insurance and post-employment benefits, principally severance, to eligible employees. Retirement pensions are provided for substantially all employees through defined benefit or defined contribution plans, which are integrated with local social security and multi-employer plans. Vivendi Universal’s funding policy is consistent with applicable government funding requirements and regulations of each country in which the group maintains a pension plan. The defined benefit plans may be funded with investments in various instruments such as insurance contracts and equity and debt investment securities, but do not hold Vivendi Universal shares. Contributions to defined contribution and multi-employer plans are funded and expensed during the year.

For defined benefit plans, pension expenses are determined by independent actuaries using the projected unit credit method. This method considers the probability of employees remaining with Vivendi Universal until retirement, expected changes in future compensation and an appropriate discount rate for each country in which Vivendi Universal maintains a pension plan. This results in the recognition of pension-related assets and liabilities and the related net expense over the estimated term of service of Vivendi Universal’s employees.

Furthermore, Vivendi Universal applies the following rules:

•	The fair value of plan assets is deducted from accrued liabilities;

•	The actuarial gains and losses are amortized using the corridor method: actuarial gains and losses in excess of 10% of the greater of the obligation and the fair value of plan assets are divided by the average remaining service period of active employees (or, if all or almost all of a plan’s participants are inactive, the average remaining life expectancy of the inactive participants).

1.13. Other

Deferred tax assets and liabilities are recognized based on the differences between the financial statement and tax base values of assets and liabilities. However, deferred tax liabilities are not recorded in respect of valuation differences on unamortized intangible assets (such as trade names and market share) which cannot be sold independently of the purchased company. Deferred tax amounts, recorded at the applicable rate at closing date, are adjusted to allow for the impact of changes in tax law and current tax rates. Deferred tax assets are recognized in respect of deductible temporary differences, tax losses and tax-carry forwards. Their net realizable value is estimated according to recovery prospects. Deferred tax liabilities on retained earnings of foreign subsidiaries are not recorded.

Bonds exchangeable for shares issued by Vivendi Universal
On issuance of bonds exchangeable for shares, the premium is not recorded as a liability since the borrowing is intended to be redeemed in the form of shares and consequently represents a contingent liability. In case of a significant difference between the share price and the redemption price, a provision is accrued to cover probable cash redemption of the bonds. It is calculated pro rata temporis over the term of the bonds.

Derivative financial instruments
Vivendi Universal uses various derivative financial instruments to manage its exposure to fluctuations in interest rates, foreign currency exchange rates and investments in equity and debt securities. These instruments include interest rate swap and collar agreements, currency swap agreements and forward exchange contracts. Other derivative financial instruments are used to hedge debt where principal repayment terms are based on the value of Vivendi Universal stock. Most derivative instruments used by the group do not qualify as hedges for accounting purposes, and are therefore recorded at the lower of fair value and cost, which is generally nil for interest rate swaps. Fair value movements during the period, subject to the historical cost maximum, are recorded as income or expenses of the current period. Gains and losses arising from a change in the fair value of instruments that qualify for hedge accounting treatment are deferred until related gains or losses on hedged items are realized.

Stock-based compensation
Vivendi Universal maintains stock option incentive plans that grant options on its common shares to certain senior executives and employees and also to certain employees of equity affiliates. The purpose of these stock option plans is to align shareholder and management interests by providing an additional incentive to improve company performance and increase the share price on a long-term basis.

Vivendi Universal also maintains employee stock purchase plans that allow substantially all its full-time employees and those of certain of its subsidiaries and equity affiliates to purchase shares in Vivendi Universal. Shares purchased by employees under these plans are subject to certain restrictions relating to their sale or transfer.

In case of the issuance of new shares, shareholders’ equity is credited for the cumulative strike price to reflect the issuance of shares upon the exercise of options. In other cases, treasury shares held to fulfill obligations under stock options granted are recorded as marketable securities and carried at the lower of historical cost, fair value and strike price of the stock options hedged. Vivendi Universal recognizes any resulting holding gain or loss in the period that the shares are sold to the plan.

NOTE 2. DATA RELATED TO THE MAIN OPERATIONS DIVESTED IN 2004, 2003 AND 2002 (UNAUDITED)

In 2004 Vivendi Universal sold (from an accounting standpoint) 80% of its investment in VUE. The contribution of this entity to the Consolidated Financial Statements for fiscal 2003 and 2004 is presented below in note 3.1 “NBC-Universal transaction completed on May 11, 2004”

In 2002 and 2003, Vivendi Universal applied the option proposed in paragraph 23100 of CRC Rule 99-02 and presented the equity in earnings (losses) of the businesses which were sold during each of these financial years on one line in the Consolidated Statement of Income when these divestitures were significant. In 2002, this treatment concerned all of Vivendi Universal Publishing, excluding VUG, publishing activities in Brazil, the Consumer Press Division, which was sold in February 2003, and Comareg, which was sold in May 2003. In 2003, this treatment concerned the Consumer Press Division. The following table presents the contribution of the main operations divested to Vivendi Universal 2002 net income.

	Year Ended December 31, 2002
	Veolia	Publishing	Publishing
	Environnement	activities	activities	Total
	(a)	divested in	divested in
(In millions in euros)		2002 (b)	2003 (b)

Revenues	€30,038	€2,838	€572	€33,448
Operating income (loss)	1,911	268	(14)	2,165
Financing and other expenses, net	(648)	(116)	(7)	(771)
Loss on businesses sold, net of provisions	(76)	(50)	(9)	(135)

Net income (loss)	€235	€17	€(33)	€219

(a)	Veolia Environnement was fully consolidated until December 31, 2002 in the Consolidated Statement of Income and accounted for using the equity method after that date.

(b)	Vivendi Universal Publishing activities divested in 2002 were presented on the line “equity in earnings of sold businesses’’ in the 2002 Consolidated Statement of Income. Vivendi Universal Publishing activities sold in 2003 comprised the Consumer Press Division (sold in February 2003) and presented on the line “Equity in earnings of sold businesses’’ in the 2003 Consolidated Statement of Income, and Comareg, (sold in May 2003).

NOTE 3. CHANGES IN SCOPE IN 2004 AND 2003

3.1. NBC-Universal transaction completed on May 11, 2004

On October 8, 2003, Vivendi Universal and General Electric (GE) announced the signing of a definitive agreement for the combination of the respective businesses of National Broadcasting Company, Inc. (NBC) and VUE to form NBC Universal (NBCU). This transaction, subject to customary approvals from various regulatory agencies, was completed on May 11, 2004. From an accounting standpoint, it resulted in the divestiture of 80% of Vivendi Universal’s interest in VUE for €8,002 million and a concurrent acquisition of a 20% interest in NBC for €4,929 million, resulting in Vivendi Universal retaining a 20% voting interest and an 18.47% ownership interest in NBCU, as presented in the following organizational chart:

(*) Before the closing of the NBC-Universal transaction, Vivendi Universal exercised its call option on Barry Diller’s 1.5% stake in VUE for $275 million (€226 million).

From May 12, 2004, Vivendi Universal ceased to consolidate VUE, and now accounts for its stake in NBCU using the equity method. VUE’s assets divested pursuant to the transaction include Universal Pictures Group, Universal Television Group, Universal Studios Networks and interests in five theme parks.

As part of the NBC-Universal transaction, GE paid to Universal Studios Holding Corp., on May 11, 2004, approximately $3.65 billion of cash consideration. Vivendi Universal (i) was responsible for the cost of the defeasance of covenants of the VUE Class A preferred interests, (ii) is responsible for the net costs of the dividends on the VUE Class B preferred interests, and (iii) will receive from NBCU, when VUE Class B preferred interests are reimbursed, the potential after tax economic benefit related to the divestiture of the 56.6 million shares of InterActiveCorp (IAC) stock transferred to NBCU (above $40.82 per share). Vivendi Universal also has certain contingent obligations in connection with the NBC-Universal transaction relating to taxes, retained businesses and liabilities, the divestiture of certain businesses and other matters customary for a transaction of this type. These commitments are described in note 28.3 “Specific commitments given as of December 31, 2004”.

3.1.1. Deconsolidation of VUE

3.1.1.1. Contribution of VUE to the Consolidated Statements of Financial Position, Income and Cash Flows

	May 11,	December 31,
(In millions of euros)	2004	2003
Consolidated Statement of Financial Position:
Long-term assets	€16,373	€14,034
Current assets	2,646	2,776
including cash and cash equivalents	614	124

Total assets	€19,019	€16,810

Shareholders’ equity	8,243	7,837
Minority interests	1,704	831
Long-term debt	4,320	1,135
Other non-current liabilities and accrued expenses	1,072	1,133
Bank overdrafts and other short-term borrowings	—	3,392
Other short-term liabilities	3,680	2,482

Total shareholders’ equity and liabilities	€19,019	€16,810

	Year ended December 31,
(In millions of euros)	2004 (a)	2003
	132 days	365 days
Consolidated Statement of Income:
Revenues	€2,327	€6,022
Operating income	337	931
Financing and other expenses, net	(80)	(350)
Gain on businesses sold, net of provisions	28	18
Net income (loss)	€62	€(133)

Consolidated Statement of Cash Flows:
Net cash provided by operating activities	€400	€738
Net cash provided by (used for) investing activities	(1,647)	127
Net cash provided by (used for) financing activities	1,077	(791)
Foreign currency translation adjustment	47	(19)

Change in cash and cash equivalents	€(123)	€55

(a)	Contribution of VUE from January 1, 2004 to May 11, 2004, when this entity was deconsolidated.

          3.1.1.2. Impact on net income (loss) of the divestiture of 80% of Vivendi Universal’s interests in VUE

At May 11, 2004, the fair value of VUE denominated in US dollars, as per the NBC Universal Agreement, exceeded its carrying value also denominated in US dollars. Thus, the divestiture (from an accounting standpoint) of 80% of Vivendi Universal’s interests in VUE generated a before tax capital gain of $653 million, as presented in the table below. However, due to the evolution of the US dollar/euro exchange rate through the transaction date (1.1876 USD = 1 EUR) since the date of Vivendi Universal’s acquisition of Universal Studios in December 2000 (0.89 USD = 1 EUR) and the date of Vivendi Universal’s acquisition of the entertainment assets of IAC in May 2002 (0.9125 USD = 1 EUR), a cumulative foreign currency loss was recorded as a reduction in shareholders’ equity through the currency translation adjustment account. Upon closing of the transaction, Vivendi Universal reclassified an 80% pro-rata portion of this cumulative translation adjustment related to its investment in VUE to net income. The related foreign currency loss, i.e., €2,105 million, reduced the net income but did not impact either shareholders’ equity or the cash position of Vivendi Universal.

Vivendi Universal amended the calculation of the net loss from the divestiture (from an accounting standpoint) of 80% of its interests in VUE to reflect both supplementary information and adjustments to the estimations carried out in May that have arisen since this date. The following table presents the revised calculation of the net loss from the divestiture:

			Total		Vivendi Universal's share (a)
			In millions	In millions of	In millions of	In millions of
			of dollars	euros	dollars	euros
Cash proceeds			$3,650	€3,073	$3,379	€2,845
Fair value of received interest in NBC	(b	)	5,854	4,929	5,406	4,552

Total consideration received			9,504	8,002	8,785	7,397
Carrying value of the divested assets			(6,670)	(5,616)	(6,670)	(5,616)
Cost of the defeasance of covenants of the VUE Class A preferred interests	(c	)	(780)	(657)	(720)	(607)
Net costs of the dividends on the VUE Class B preferred interests	(d	)	(354)	(298)	(327)	(275)
Other costs	(e	)	(436)	(361)	(415)	(343)

Transaction income before taxes			1,264	1,070	653	556
Taxes			(297)	(250)	(290)	(244)

Transaction income after taxes			967	820	363	312
Foreign currency translation adjustment reclassified to net income						(2,105)

Transaction loss, net						€(1,793)

(a)	After minority interests who indirectly held 7.7% of VUE’s interests. Their equity in the transaction income amounted to €508 million, of which €471 million was recorded by Vivendi Universal and allocated to minority interests and €37 million was received directly by the latter. Please refer to note 12 “Minority Interests in 2004, 2003 and 2002”.

(b)	Under the terms of the NBC-Universal transaction, the fair value of NBCU was approximately $42 billion, of which approximately $29 billion was the fair value for NBC.

(c)	Vivendi Universal issued a promissory note to USI, a subsidiary of NBCU, to reimburse 94.56% of the costs borne by NBCU in connection with the defeasance of covenants of the VUE Class A preferred interests. This promissory note was repaid on January 28, 2005. Please refer to note 17.1 “Financial net debt as of December 31, 2004”.

(d)	Net present value of after-tax dividends of 3.6% per annum which will be paid to IAC. This liability is recorded in “other non-current liabilities and accrued expenses”.

(e)	Includes, notably, non-cash adjustments relating to the NBC-Universal transaction of -$83 million (after minority interests) and a loss of $42 million (after minority interests), relating to the exercise by Vivendi Universal of its call option on Barry Diller’s 1.5% stake in VUE for $275 million. These costs also include expenses related to pensions, stock based compensations and other compensation (approximately -$116 million, after minority interests) as well as transaction costs (approximately -$114 million, after minority interests).

          3.1.2. Equity accounting of NBCU from May 12, 2004

Following completion of the NBC-Universal transaction, Vivendi Universal holds 20% of the voting rights in NBCU through its subsidiary Universal Studios Holding Corp. (USH), which is owned 92.3% by Vivendi Universal and 7.7% by Matsushita Electronic, Inc. Vivendi Universal’s ownership interest in NBCU is 18.47%. Vivendi Universal holds 3 of the 15 seats on NBCU’s Board of Directors.

This stake is the combined result of the group’s remaining 20% interest in VUE (including USH minority interests) and the 20% stake acquired in NBC (including USH minority interests). NBCU is equity accounted in the group consolidated financial statements from May 12, 2004.

The acquisition cost of the 20% stake in NBC received by USH, corresponds to the fair value of this stake as defined in the VUE/NBC combination agreement, i.e., €4,929 million ($5,854 million). The book value of the NBC assets acquired is €738 million ($877 million).

On May 12, 2004, Vivendi Universal performed an initial allocation of the purchase price paid for the 20% interest acquired in NBC, presented below. To date there is no reason to believe that an adjustment to this initial allocation will be necessary.

			20% interest in
(In millions of euros)			NBC
Net assets acquired (20% interest)	(a	)	€738
Identifiable intangible assets (definite life)			157
Deferred tax liabilities, net			(85)
Other, net			54
Goodwill amortized over 40 years			4,065

Purchase price			€4,929

(a)	Includes, for an amount of €104 million, dividends received by Vivendi Universal corresponding to its equity (20% before USH minority interests) in the cash flow generated by NBC from October 1, 2003 to May 11, 2004. Please refer to note 25.3 “Cash dividends”.

The excess of the consideration paid for the 20% stake in NBC over the fair value of the net assets acquired at the acquisition date was recorded as goodwill.

     3.2. Divestiture of 15% of Veolia Environnement, part of Vivendi Universal’s 20.3% stake — December 2004

In December 2004, Vivendi Universal disposed of 15% of Veolia Environnement, part of its 20.3% stake through three transactions: (i) 10% was placed under an accelerated book building procedure for total proceeds of €997 million (€24.65 per share) on December 9, (ii) 2% was sold to Veolia Environnement for €195 million (€23.97 per share), and (iii) 3% was sold to Société Générale for €305 million (€24.65 per share).

These last two divestitures were carried out following the non-exercise of the call options granted by Vivendi Universal in November 2002 to certain institutional shareholders of Veolia Environnement relative to Vivendi Universal’s stake in this company. The exercise price was €26.50 per share. As these options expired on December 23, 2004, the related premium recorded as a deferred income in the amount of €173 million in December 2002 was recognized in “Other financial expenses, net of provisions” on their expiry date.

Overall, Vivendi Universal received a total amount of €1,497 million in these transactions, generating an after-tax capital gain of €1,485 million. From a tax standpoint, the associated capital gain of €477 million was offset by Vivendi Universal’s current capital losses, and did therefore not result in any cash capital gain tax.

Veolia Environnement, which was fully consolidated until December 31, 2002 and accounted for using the equity method thereafter, was fully deconsolidated on December 9, 2004. Currently, Vivendi Universal retains 5.3% of Veolia Environnement subject to a lock-up period of 180 days starting on December 9, 2004.

In addition, Vivendi Universal and Société Générale entered into a 3-year derivative transaction that enables Vivendi Universal to benefit from any potential capital gains on 5% of Veolia Environnement over a price of €23.91 per share. This derivative may be settled by Vivendi Universal at anytime from December 9, 2005, exclusively in cash. The premium due by Vivendi Universal to Société Générale is recorded in “Portfolio Investments-Other” at its net present value (€68 million as of December 31, 2004) and is payable in thirds for three years, starting January 10, 2005.

At the same time, in order to finalize the financial separation from its former subsidiary, Vivendi Universal decided to substitute a third party in its guarantee commitments with respect to network renewal costs, granted to Veolia Environnement in June 2000 and in December 2002. For this purpose, on December 21, 2004, Vivendi Universal signed a contract of perfect delegation with Veolia Environnement and a third party to transfer all its residual obligations towards Veolia Environnement. As a result, Vivendi Universal paid the third party a balance of €194 million corresponding to the present value on that day of the maximum exposure until 2011 (including 2004 renewal costs of €35 million). The costs for 2004 were accounted for as an operating expense. The remaining balance was recorded as a loss on businesses sold, net of provisions.

The following table presents the impact on net income of the above transactions.

	Year ended December 31, 2004
	Operating	Financing and other	Gain on businesses
	income	expenses, net	sold, net of provisions	Income tax	Net income
Divestitures of 15% of Veolia Environnement’s interests
Cash proceeds	€—	€—	€1,497	€—	€1,497
Fees	—	—	(15)	—	(15)
Carrying value of the divested shares and foreign currency translation adjustement reclassified in net income	—	—	(6)	—	(6)
Net accrual of long-term differed taxes previously activated	—	—	—	(161)	(161)

Derivative transactions
Reversal in net income of the premium related to the call options granted in November 2002	—	173	—	—	173
Other	—	(3)	—	—	(3)

Total	—	170	1,476	(161)	1,485

Termination of the obligations to guarantee compensations related to renewals
Remaining balance paid	(35)	—	(159)	—	(194)
Other	—	—	(1)	—	(1)

Total	(35)	—	(160)	—	(195)

Total impact of the transactions related to Veolia Environnement	€(35)	€170	€1,316	€(161)	€1,290

     3.3. Other 2004 and 2003 changes in scope

As of December 31, 2004, 437 companies were consolidated or accounted for using the equity method versus 1,164 companies as of December 31, 2003.

Preliminary note:
The amount indicated in respect of divestitures corresponds to the corporate value of the divested stake (i.e., the cash received plus the amount of debt deconsolidated from the fully consolidated subsidiaries).

The other main changes in scope in 2004 (acquisition, divestiture, dilution or merger) are as follows:

Media:

•	Divestiture of Sportfive (March — consideration: €274 million).
•	Divestiture of “Flux-divertissement “ Business of StudioExpand and Canal+ Benelux (June/August — consideration: €42 million).

Telecom:

•	Accounting for Mauritel using the equity method (January) before full consolidation (July).

Other:

•	Abandonment of Internet operations (January).
•	Divestiture of Atica & Scipione (February — consideration: €41 million).
•	Divestiture of Kencell (May — consideration: €190 million).
•	Divestiture of Monaco Telecom (June — consideration: €169 million).
•	Divestiture of UCI Cinemas (October — consideration: €170 million).

The main changes in scope in 2003 are as follows:

Media:

•	Divestiture of Canal+ Technologies (January — consideration: €191 million).
•	Divestiture of Telepiù (April — consideration: €831 million).
•	Divestiture of Canal+ Nordic (October — consideration: €55 million).

Telecom:

•	Acquisition of a 26% interest in Cegetel Groupe S.A. (January — total consideration paid: €4 billion). Please refer to note 4.2 “Purchase price allocation of the 26% interest in SFR (formerly known as Cegetel Groupe S.A.)”.
•	Merger of Transtel, Cofira and SFR into Cegetel Groupe S.A. (December).
•	Merger of Cegetel S.A. and Telecom Développement (December). Please refer to note 30(c) “Significant subsidiaries as of December 31, 2004 and 2003”.

Other:

•	Divestiture of Consumer Press Division (February — consideration: €200 million).
•	Divestiture of Comareg (May — consideration: €135 million).
•	Divestiture of fixed line telecommunication in Hungary (May — consideration: €325 million).
•	Dilution in Sogecable (July). Please refer to note 10(a) “Marketable securities as of December 31, 2004, 2003 and 2002”.
•	Dilution in UGC (December). Please refer to note 7.1(e) “Equity method investments”.

Please refer to note 4 “Goodwill as of December 31, 2004, 2003 and 2002” and to note 23 “Gain on businesses sold, net of provisions, for the years ended December 31, 2004, 2003 and 2002”, for further information with respect to the impacts of these changes in scope on Vivendi Universal’s goodwill and income, respectively.

NOTE 4. GOODWILL AS OF DECEMBER 31, 2004, 2003 AND 2002

     4.1. Changes in goodwill

				Goodwill,	Accumulated	Goodwill,
(In millions of euros)	Note			Gross	Amortization	Net
Balance at December 31, 2002				€51,750	€(31,688)	€20,062
Acquisition of 26% interest in SFR				2,260	—	2,260
Divestiture of Telepiù				(1,754)	1,754	—
Divestiture of Canal+ Technologies				(2,336)	2,290	(46)
Deconsolidation of Sogecable				(593)	418	(175)
Divestiture of Canal+ Nordic				(541)	496	(45)
Final purchase price allocation of IAC entertainment assets	4.3			(114)	—	(114)
Other changes in scope of consolidation	4.4	(a	)	(1,152)	1,016	(136)
Amortization		(b	)(c)	—	(1,120)	(1,120)
Impairment losses	4.4			—	(1,273)	(1,273)
Foreign currency translation adjustment and other				(6,359)	4,735	(1,624)

Balance at December 31, 2003				€41,161	€(23,372)	17,789

Divestiture of 80% of VUE	3.1	(d	)	(12,486)	7,229	(5,257)
Acquisition of 20% of NBC	3.1	(d	)	4,065	—	4,065
Divestiture of Sportfive				(200)	200	—
Divestiture of Kencell				(37)	37	—
Finalization of the divestiture of Canal+ Benelux				(582)	582	—
Abandonment of Internet operations				(371)	369	(2)
Divestiture of Atica & Scipione				(55)	17	(38)
Divestiture of Monaco Telecom				(108)	25	(83)
Other changes in scope of consolidation				8	17	25
Amortization		(b	)	—	(638)	(638)
Impairment losses	4.4			—	(26)	(26)
Foreign currency translation adjustment and other				(690)	410	(280)

Balance at December 31, 2004				€30,705	€(15,150)	€15,555

(a)	In 2003, included the divestiture of other publishing and Internet operations and reclassification of impairment losses reducing other intangible assets and other assets.

(b)	Amortization expenses incurred during the period are traditionally recorded on this line.

(c)	In 2003, included an exceptional amortization of €129 million at Canal+ Group, recorded to offset the reversal of a provision at operating income level in the first quarter of 2003. This provision was accrued in 2000 in connection with the purchase price allocation of Canal+ Group.

(d)	In 2004, following the divestiture (from an accounting standpoint) of 80% of VUE, net goodwill relating to Vivendi Universal’s residual 20% interest in VUE (i.e., €1,348 million) was reclassified to goodwill and added to the goodwill generated by the investment in NBC (€4,065 million). As of May 12, 2004, goodwill (gross) in respect of Vivendi Universal’s stake in NBCU amounted to since that date. The purchase price allocation in respect of the 20% interest in NBC is presented in note 3.1. “NBC-Universal transaction completed on May 11, 2004”.

     4.2. Purchase Price Allocation of the 26% Interest in SFR (Formerly Known as Cegetel Groupe S.A.)

In January 2003, Vivendi Universal purchased BT Group’s 26% interest in SFR for €4 billion. As a result, SFR, which had been consolidated by Vivendi Universal with a 44% ownership interest (and a 59% voting interest), was consolidated with a 70% ownership interest (and a 85% voting interest) from January 23, 2003 (and an approximate 56% ownership interest in SFR, its mobile subsidiary). Following the simplification of SFR Cegetel’s capital structure in December 2003, Vivendi Universal directly consolidates SFR, which became the holding company of SFR Cegetel, with approximately 56% voting and ownership interests.

Vivendi Universal completed the allocation of the purchase price of the 26% interest acquired in SFR, using the partial revaluation method. The following table presents the final purchase price allocation:

(In millions of euros)	26 % interest in SFR
Net assets acquired (26% interest)	€837
SFR tradename	264
Market share	650
Goodwill amortized over 40 years	2,260

Purchase price	€4,011

The SFR trade name was valued based on the discounted value of cost savings, equal to royalties which would have been payable to third parties for the use of the trade name were it not owned by Vivendi Universal. Market share was valued on the basis of both new customer acquisition costs as of the date of this transaction and the discounted value of expected revenues attributable to existing customers at the acquisition date. These assets are considered to be intangible assets with indefinite lives and as such are not amortized. However, they are subject to a regular impairment review.

The excess of the total consideration paid over the fair value of net assets acquired was recorded as goodwill.

     4.3. Purchase Price Allocation of the Entertainment Assets of InterActiveCorp (IAC)

The following table presents the final purchase price allocation of IAC’s entertainment assets, acquired in May 2002.

Entertainment Assets of
(In millions of euros)	InterActiveCorp
Film costs	€891
Accounts receivable	343
Property, plant and equipment	39
Identifiable intangible assets	1,200
Accounts payable and accrued expenses	(287)
Obligations for program rights and film costs	(447)
Other, net	(98)
Goodwill amortized over 40 years	9,494

Purchase price	€11,135

The allocation of the purchase price paid for IAC’s entertainment assets was determined by management with the assistance of an independent appraiser. VUE retained Standard & Poor’s Valuation Services to analyze the fair value of IAC’s tangible and intangible entertainment assets.

     4.4. Impairment losses

In 2003, 2002 and 2001, due to the continued deterioration of the economy, as well as the decline in value of media and telecom assets since the announcement of the merger of Vivendi, Seagram and Canal+ in June 2000, combined with the impact of higher debt costs, Vivendi Universal recorded long-term asset impairment losses of €1.8 billion for the year ended December 31, 2003, €18.4 billion for the year ended December 31, 2002 and €13.5 billion for the year ended December 31, 2001.

In 2003, the decline in UMG’s activities and results led to the recognition of impairment losses of €1,370 million, including €1,100 million deducted from goodwill and €270 million in respect of music catalogs. Poor operating performance at VUG in 2003 triggered a decline in the value of this reporting unit and led to the recording of an impairment loss of €61 million against trade names. Due essentially to declining market conditions in 2003, impairment losses of €361 million were also recorded in other units. These primarily concerned VUE theme parks transferred to NBCU in May 2004 (€188 million) and Canal+ Group international assets divested in 2004 (€165 million).

In 2004, as consistently done since the end of 2001, Vivendi Universal re-assessed the value of goodwill and other intangible assets associated with its reporting units. Third-party appraisers assisted in the assessment of these intangible assets, as well as with the general assessment of the reporting units for which an impairment was recorded in 2003 (UMG and VUG) or for which the carrying value is assumed to be close to the fair value (Canal+ Group). The fair value of the other reporting units (SFR Cegetel and Maroc Telecom) was assessed by Vivendi Universal using the same methods.

With respect to VUG, given the new strategy implemented following the change in executive management and due to operating losses over the period, mainly attributable to non-recurring restructuring costs and write-offs related to this new strategy, Vivendi Universal management decided the conditions required a reassessment of VUG’s value. Nonetheless, when taking into consideration (i) the already visible effects of the restructuring measures and (ii) new operating developments expected to materialize in 2005, notably with the worldwide success of World of Warcraft launched at the end of November 2004, management considers VUG’s carrying value to be lower than its fair value.

Vivendi Universal’s management also reviewed the value of its other assets and concluded that asset values exceeded their carrying values; in particular, UMG, which enjoyed a return to profitability in 2004, and SFR Cegetel, whose fair value significantly exceeds its carrying value.

Total impairment losses recorded in 2004 amounted to €31 million and were recognized as a deduction from goodwill (€26 million) and other intangible assets (€5 million). The impact on goodwill of these losses was as follows:

	Goodwill,	Cumulative
	Gross as	Amortization	Cumulative Goodwill Impairment as of December 31, 2004								Goodwill,
	of	as of						Changes in scope		Total	Net as of
	December	December	Recorded	Recorded	Recorded	Recorded		of consolidation		impairment	December
(In millions of euros)	31, 2004	31, 2004	in 2001	in 2002	in 2003	in 2004		and other		losses	31, 2004
Canal+ Group	€9,476	€(377)	€(6,000)	€(5,436)	€(165)	€(21	)(a)	€6,073		€(5,549)	€3,550
Universal Music Group	10,816	(1,342)	(3,100)	(5,300)	(1,100)	(5)		3,646		(5,859)	3,615
Vivendi Universal Games	91	(55)	—	—	—	—		(15)		(15)	21

Media	20,383	(1,774)	(9,100)	(10,736)	(1,265)	(26)		9,704		(11,423)	7,186
SFR Cegetel	3,656	(453)	— (b)	(206)	—	—		—		(206)	2,997
Maroc Telecom	1,779	(64)	(700)	(300)	—	—		10		(990)	725

Telecom	5,435	(517)	(700)	(506)	—	—		10		(1,196)	3,722
NBC Universal at Holding & Corporate	4,722	(75)	—	—	—	—		—		—	4,647
Non core operations	165	(2)	(1,094)	(700)	(8)	—		1,639		(163)	—

Total Vivendi Universal excl. VUE	30,705	(2,368)	(10,894)	(11,942)	(1,273)	(26)		11,353		(12,782)	15,555
Vivendi Universal Entertainment	—	—	(1,300)	(6,500)	—	—		7,800		—	—

Total Vivendi Universal	€30,705	€(2,368) (c)	€(12,194)	€(18,442)	€(1,273)	€(26)		€19,153	(d)	€(12,782)	€15,555

(a)	Including €5,405 million in respect of 2003, and notably the deconsolidation of Canal+ Technologies (€2,206 million), Telepiù (€1,691 million), Canal+ Nordic (€439 million) and Sogecable (€388 million).

(b)	In 2002, Telecom Développement only.

(c)	In 2001, impairment losses as reported in the Consolidated Statement of Income (€13,515 million) included exceptional goodwill amortization of €521 million and impairment losses in respect of equity affiliates of €800 million (recorded as a deduction from the carrying value of the related investments).

(d)	Before minority interests and impairment of goodwill previously recorded as a reduction in shareholders’ equity (i.e., a notional write-off of €1.7 billion accrued, cumulatively, in 2001 and 2002).

For information, the principal assumptions used in determining the fair value of reporting units were:

		2004				2003
				Perpetual					Perpetual
		Method	Discount Rate	Growth Rate		Method	Discount Rate		Growth Rate
Canal+ Group
Pay TV	(a)	DCF and guideline companies	9.0% — 10.0%	2.0% — 2.5%		DCF and guideline companies	8.0% — 10.0%		2.0% — 3.5%
StudioCanal		DCF and guideline companies	9.0% — 10.0%	-8.0%		DCF and guideline companies	9.0%		2.0%
Sportfive		not applicable	—	—		stock market price	—		—
Other international assets under divestiture	(b)	not applicable	—	—		net realizable value	—		—
Universal Music Group Vivendi Universal Games	}	DCF and guideline companies	9.0%	2.2% — 2.5%	}	DCF and guideline companies	10.0 11.0	% %	4.0 6.0	% %
			11.5%	3.5%
SFR Cegetel		Guideline companies	—	—		based on the acquistion of BT Group’s 26% interest in January 2003
Maroc Telecom		stock market price	—	—		DCF and guideline companies	12.6%		2.5%
NBC Universal		DCF of dividends and exit	—	—		not applicable	—		—
Other International assets in telecommunications and internet		not applicable	—	—		net realizable value
Vivendi Universal Entertainment		not applicable	—	—		based on the transaction with GE signed in October 2003 to combine VUE and NBC

DCF: discounted cash flow method.
Guideline companies: stock market multiples and recent transactions.

(a)	Mainly includes Canal+ S.A., CanalSatellite.

(b)	In 2003, mainly included Canal+ Nordic, Canal+ Benelux — Nederland and certain StudioExpand subsidiaries, divested in 2004.

NOTE 5. OTHER INTANGIBLE ASSETS AS OF DECEMBER 31, 2004, 2003 AND 2002

The following table presents the movements in other intangible assets between December 31, 2002 and December 31, 2004:

								Foreign Currency	Changes in Scope	Balance at
			Balance at December 31,			Addition /	Divestiture /	Translation	of Consolidation	December
(In millions of euros)			2002	2003		Allocation	Reversal	Adjustment	and Other	31, 2004
Other intangible assets			€22,168	€23,171		€2,951	€(413)	€(462)	€(8,175)	€17,072
Accumulated amortization			(7,462)	(11,393)		(1,311)	9	372	2,891	(9,432)

Other intangible assets, net			€14,706	€11,778		€1,640	€(404)	€(90)	€(5,284)	€7,640

Music publishing rights, catalogs and advances to artists	(a	)(b)	€4,134	€2,512		€(157)	€(22)	€(244)	€(3)	€2,086
Audiovisual rights			1,424	722	(c)	1,871	381)	—	(52)	2,160
Trade names, market shares, editorial resources	(d	)	2,903	2,827		(7)	—	75	(1,865)	1,030
Film costs, net of amortization			3,367	2,615		(36)	—	123	(2,356)	346
Telecom licenses	(e	)	989	947		(45)	—	(6)	(15)	881
Software			627	696		27	9	(1)	(24)	707
Other			1,262	1,459		(13)	(10)	(37)	(969)	430

Other intangible assets, net			€14,706	€11,778		€1,640	€(404)	€(90)	€(5,284)	€7,640

(a)	Includes €176 million, €246 million and €301 million as of December 31, 2004, 2003 and 2002, respectively, for net long-term advances to artists which are recoverable against future royalties.

(b)	These assets include acquired intangibles, primarily those acquired with the Seagram acquisition in December 2000, recorded on the basis of third-party appraisals obtained at that time of $5,358 million and subsequently impaired as a result of updated appraisals in 2002 (impairment of €2,125 million) and 2003 (impairment of €270 million). The valuations were determined by applying the DCF method to the entire portfolio of recordings of artists under contract with UMG and recordings of artists no longer under contract, but for which UMG has continuing rights.

(c)	Includes broadcasting rights obtained by Canal+ in December 2004 to the French National Football League 1 of €1,800 million.

(d)	The following table presents a breakdown of trade names, markets shares and editorial resources:

	Balance at			Balance at	Balance at
	December			December	December
(In millions of euros)	31, 2002			31, 2003	31, 2004
Telepiù trade name	€576			€—	€—
SFR market share	—			650	650
SFR trade name	—			264	264
Universal trade name and Universal Studio Networks channel business step-up	1,276	(*	)	988	—
MSO agreements — USA Networks	858			710	—

Indefinite-lived intangible assets	2,710			2,612	914
Other	193	(*	)	215	116

Trade names, market shares, editorial resources	€2,903			€2,827	€1,030

(*) In 2003, after impairment losses recorded against VUE and VUG trade names (€75 million and €61 million, respectively). Please refer to note 4.4 “Impairment losses”.

(e)	Includes Maroc Telecom’s license for €340 million (amortized on a straight-line basis over 15 years) and upfront fee of €619 million paid by SFR in September 2001 in connection with the acquisition of a 20-year license to operate a 3G UMTS mobile telephony service in France. The latter is amortized on a straight-line basis since the service commencement mid-June 2004 and up to termination (i.e., August 2021).

NOTE 6. PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31, 2004, 2003 AND 2002

The following table presents the movements in property, plant and equipment between December 31, 2002 and December 31, 2004:

						Foreign Currency	Changes in Scope	Balance at
		Balance at December 31,		Addition /	Divestiture /	Translation	of Consolidation	December
(In millions of euros)	Note	2002	2003	Allocation	Reversal	Adjustment	and Other	31, 2004
Property, plant and equipment		€14,981	€13,866	€1,153	€(1,195)	€12	€(1,832)	€12,004
Accumulated depreciation		(7,295)	(7,501)	(1,230)	933	12	845	(6,941)

Property, plant and equipment, net		€7,686	€6,365	€(77)	€(262)	€24	€(987)	€5,063

Land		€859	€696	€4	€(205)	€5	€(173)	€327
Buildings		1,839	1,414	(5)	(59)	22	(567)	805
Machinery and equipment		3,316	2,944	(195)	15	(13)	125	2,876
Construction-in-progress		394	626	249	8	4	(506)	381
Defeased real estate	1.1	—	—	(10)	—	—	245	235
Other		1,278	685	(120)	(21)	6	(111)	439

Property, plant and equipment, net		€7,686	€6,365	€(77)	€(262)	€24	€(987)	€5,063

NOTE 7. INVESTMENTS IN EQUITY AFFILIATES AS OF DECEMBER 31, 2004, 2003 AND 2002

     7.1. Equity affiliates

										Proportionate Share of Net
				Voting Interest			Net Value of Equity Affiliates			Income (Loss)
				December 31,			December 31,			Year Ended December 31,
(In millions of euros)	Note			2004	2003	2002	2004	2003	2002	2004	2003 (a)	2002
NBC Universal	3.1			20.0%	—	—	€696	€—	€—	€172	€—	€—
Veolia Environnement	3.2	(b	)	—	20.4%	20.4%	—	—	304	19	(170)	—
UC Development Partners		(c	)(d)	—	50.0%	50.0%	—	287	358	(5)	(13)	(6)
Sundance Channels		(c	)	—	50.0%	50.0%	—	143	156	—	20	—
Universal Studios Florida		(c	)(d)	—	50.0%	50.0%	—	120	147	2	(1)	1
UGC		(e	)	37.8%	37.8%	58.0%	77	61	47	15	(3)	(12)
UGC Ciné Cité		(e	)	—	—	15.6%	—	—	31	—	—	—
Sportfive		(f	)	—	46.4%	46.4%	—	201	294	5	8	2
Elektrim Telekomunikacja	7.3			49.0%	49.0%	49.0%	—	—	—	—	—	(115)
Telecom Développement		(g	)	—	—	49.9%	—	—	286	—	(1)	5
Xfera Moviles				—	—	26.2%	—	—	—	—	—	(59)
Société Financière de Distribution				49.0%	49.0%	49.0%	18	16	—	2	98	—
Other investments		(h	)	na*	na*	na*	89	255	280	9	(183)	(110)

							€880	€1,083	€1,903	€219	€(245)	€(294)

*na:	not applicable.

(a)	In 2003, included net income from equity affiliates (€71 million) and Veolia Environnement impairment loss (- €203 million) as reported in the Consolidated Statement of Income, as well as impairment losses recognized in respect of certain VUE affiliates (- €113 million). Please refer to note 4.4 “Impairment losses”.

(b)	Following the various transactions implemented in December 2004, and the resulting decrease in ownership interest to 5.3%, Vivendi Universal’s interest in Veolia Environnement was deconsolidated from December 9, 2004.

(c)	VUE’s subsidiaries, deconsolidated on May 11, 2004.

(d)	In 2002 and 2003, no shareholder had the majority voting interest in these companies; however, shareholders exercised substantive participating rights that enabled them to veto or block decisions taken by the subsidiary’s board. Vivendi Universal consequently accounted for its interest in UC Development Partners and Universal Studio Florida using the equity method.

(e)	Vivendi Universal and the family shareholders of UGC Group signed an agreement on December 31, 2003, modifying the structure of UGC S.A.’s equity capital. Under the terms of the agreement, Vivendi Universal surrendered its participation in UGC Ciné Cité and holds 37.8% of UGC S.A.’s equity capital. After the elimination of UGC S.A. treasury stocks, Vivendi Universal will hold 40% of UGC S.A.’s equity capital, and the family shareholders’ stake will be 54.79%. Vivendi Universal holds five of the fourteen seats on the UGC Board of Directors. Accordingly, this investment is accounted for using the equity method.

(f)	Participation sold in 2004.

(g)	In December 2003, Cegetel S.A. (fixed line operator, subsidiary of SFR) and Telecom Développement (network operator, subsidiary of SNCF, in which SFR has minority interests) were merged into a new entity named Cegetel S.A.S. The capital of this company is held 65% by SFR and 35% by SNCF. Please refer to note 30 (c) “Significant Subsidiaries as of December 31, 2004 and 2003”.

(h)	Other investments consist of various entities whose aggregate net value is below €24 million as of December 31, 2004.

     7.2. Change in Equity affiliates During the Year

     The following table presents the change in equity affiliates between December 31, 2003 and December 31, 2004:

	Net Value of	Changes in	Proportionate		Foreign	Net Value of
	Equity Affiliates	Scope of	Share of Net		Currency	Equity Affiliates
	as of December	Consolidation	Income	Dividends	Translation	as of December
(In millions of euros)	31, 2003	and Other	(Loss)	Received	Adjustment	31, 2004
NBC Universal	€—	€790	€172	€(151)	€(115)	€696
Veolia Environnement	—	(2)	19	(45)	28	—
Elektrim Telekomunikacja	—	—	—	—	—	—
UC Development Partners	287	(258)	(5)	(2)	(22)	—
Sundance Channels	143	(143)	—	—	—	—
Universal Studios Florida	120	(114)	2	—	(8)	—
UGC	61	—	15	—	1	77
Sportfive	201	(206)	5	—	—	—
Other	271	(221)	11	(10)	56	107

	€1,083	€(154)	€219	€(208)	€(60)	€880

     7.3. Equity accounting of Elektrim Telekomunikacja

          7.3.1. Investment in Elektrim Telekomunikacja Sp. z.o.o (Elektrim Telekomunikacja)

Since December 1999, Vivendi Universal has held a 49% interest in Elektrim Telekomunikacja, with Elektrim S.A. (Elektrim) holding the remaining 51% until September 3, 2001. An agreement concerning the shareholding and management of Elektrim Telekomunikacja was signed by Vivendi Universal and Elektrim on September 3, 2001. This agreement had no impact on Vivendi Universal’s ownership or voting interest in Elektrim Telekomunikacja, which are unchanged at 49%.

The same day, the Luxembourg investment company Ymer acquired a 2% equity interest in Elektrim Telekomunikacja from Elektrim. In parallel, Vivendi Universal purchased non-voting shares in LBI Fund, an investment company, operating as a mutual fund, which enabled Ymer to make its acquisition. Via the mechanism for calculating the net asset value of its shares in LBI Fund, Vivendi Universal bears the economic risk associated with the assets held by Ymer, but does not have legal control over such assets. Ymer is a company independent of Vivendi Universal, which does not own or control Ymer, directly or indirectly. Vivendi Universal is by no means committed to acquire the shares owned by Ymer. Similarly, Ymer has neither a right nor an obligation to sell the shares it holds in Elektrim Telekomunikacja to Vivendi Universal, and is free to sell them to a third party at any time, subject to Vivendi Universal’s right of pre-emption thereon, provided for in the bylaws. Vivendi Universal is not entitled to exercise the voting rights held by Ymer in Elektrim Telekomunikacja. In return for the economic risk borne by Vivendi Universal, the transfer by Elektrim to Ymer of a 2% equity interest in Elektrim Telekomunikacja enabled Vivendi Universal to limit the risk of sale of the controlling interest in Elektrim Telekomunikacja by Elektrim to a third party and, thereby, protect the value of its investment in Elektrim Telekomunikacja.

As of December 31, 2004, Elektrim Telekomunikacja’s only major asset was a 48% investment in the Polish mobile telecom company Polska Telefonia Cyfrowa (PTC), alongside Carcom Warszawa Sp. z.o.o (Carcom) (3%) and Deutsche Telekom (DT) (49%). Carcom is owned 50% by Vivendi Universal, 49% by Elektrim and 1% by Ymer. An organization chart of the PTC ownership structure is presented below:

          7.3.2. Accounting for Elektrim Telekomunikacja

Following the change in accounting method resulting from the application as of January 1, 2004 of CRC Rule 04-03 regarding special purpose entities (please refer to note 1.1.2 “Ymer”), and notwithstanding the absence of legal control over Ymer by Vivendi Universal, Vivendi Universal bears the economic risk associated with the assets held by Ymer; as such Ymer constitutes a special purpose entity controlled in substance by Vivendi Universal for accounting purposes. For these reasons, Ymer is fully consolidated by Vivendi Universal from January 1, 2004. Nonetheless, as Vivendi Universal does not have the power to exercise the voting rights held by Ymer in Elektrim Telekomunikacja, its percentage control of Elektrim Telekomunikacja remains unchanged at 49%. As such, Vivendi Universal accounts for its investment in Elektrim Telekomunikacja using the equity method and records Ymer’s 2% equity interest in Elektrim Telekomunikacja among non-consolidated investments. Please refer to note 8.1 “Investments accounted for using the cost method”.

With regards to Elektrim Telekomunikacja’s investment in PTC, the arbitration decision of December 13, 2004 and the partial acknowledgement (exequatur) decision of February 2, 2005 (please refer to note 7.3.4 “Disputes with Deutsche Telekom and Elektrim”) increase the legal uncertainty surrounding ownership of the PTC securities held by Elektrim Telekomunikacja. This legal uncertainty represents severe long-term restrictions, as defined in paragraph 101 of CRC Rule 99-02, challenging the joint control which Elektrim Telekomunikacja is deemed to exercise over PTC. As such, Vivendi Universal has accounted for Elektrim Telekomunikacja using the equity method based on financial statements in which the PTC investment is no longer consolidated from January 1, 2004.

Following the investigation opened by the Commission des Opérations de Bourse (COB) on September 12, 2003, the consolidation using the equity method of Elektrim Telekomunikacja, challenged, by a decision of the Autorité des Marchés Financiers (AMF) Sanctions Commission. The AMF Sanctions Commission upheld the criticism challenging, for 2001 only, the recording of Elektrim Telekomunikacja using the equity method rather than proportionate consolidation1. On February 4, 2005, Vivendi Universal appealed the decision of the AMF Sanctions Commission before the Paris Court of Appeals, because Vivendi Universal considers, in agreement with its auditors, that the method adopted to account for this company during the period reviewed by the COB was in compliance with applicable accounting regulations.

          7.3.3. Book value of the investment in Elektrim Telekomunikacja

Vivendi Universal’s initial investment in Elektrim Telekomunikacja in 1999 totaled €1,209 million (including the investment in Carcom). As of December 31, 2002, as a result of long-term asset impairment tests, a valuation allowance was recorded in respect of the full amount, reducing the investment to its estimated probable realizable value at that date. This value has remained unchanged since that date.

In the end of 2001, Vivendi Universal and Vivendi Telecom International (VTI) granted shareholder advances to Elektrim Telekomunikacja in the amount of €551 million. As of December 31, 2004, the gross book value of these advances was €622 million. Valuation allowances totaled €243 million, giving a net book value of €379 million. Please refer to note 8.3 “Portfolio investments — other”.

Overall, Vivendi Universal has invested approximately €1.8 billion in Elektrim Telekomunikacja (capital and current accounts including capitalized interests). As of December 31, 2004, taking into account the valuation allowances recorded since the end of 2001, the net book value of this investment is €379 million. Movements break down as follows:

				December 31,
(In millions of euros)	Note			2002	2003	2004
Elektrim Telekomunikacja shares accounted for using the equity method (49%)		(a	)
Gross value				1,209	1,209	1,209
Impairment losses				(1,209)	(1,209)	(1,209)

Net value				—	—	—
Loans to Elektrim Telekomunikacja	8.3
Gross value				595	588	622
Provisions				(203)	(243)	(243)

Net value				392	345	379
Total investment in Elektrim Telekomunikacja		(b	)
Gross value				1,804	1,797	1,831
Provisions				(1,412)	(1,452)	(1,452)

Net value				392	345	379
Elektrim Telekomunikacja shares accounted for using the cost method (2%)	8.1	(c	)
Gross value						105
Provisions						(105)

Net value						—

(a)	Vivendi Universal investments in Elektrim Telekomunikacja and Carcom.

(b)	Shareholder advances granted to Elektrim Telekomunikacja by Vivendi Universal (€309 million, net of valuation allowances as of December 31, 2004) and by VTI (€70 million as of December 31, 2004).

(c)	Pursuant to CRC Rule 04-03, Ymer, a special purpose entity, is fully consolidated by Vivendi Universal with effect from January 1, 2004. Its assets consist of a 2% equity interest in Elektrim Telekomunikacja. Please refer to notes 1.1.2. “Ymer”, 7.3.2 “Accounting for Elektrim Telekomunikacja”, and 8.1 “Investments accounted for using the cost method”.

          7.3.4. Disputes with Deutsche Telekom and Elektrim

On March 9, 2005, the date on which the Board of Directors met to review Vivendi Universal’s Consolidated Financial Statements for the year ended December 31, 2004, the situation with respect to the dispute with DT and Elektrim was as follows:

[1]	In the “Unaudited Supplemental Financial Data” section of this document, for information purposes only, Vivendi Universal provides unaudited supplemental financial data to enable shareholders to assess the impact of the accounting method adopted. This supplemental data presents:

•	the unaudited financial statements of Elektrim Telekomunikacja in condensed format;

•	the unaudited estimated impact of the proportionate consolidation of Elektrim Telekomunikacja.

On August 26, 1999, four minority shareholders of PTC transferred about 15% of the share capital of PTC to Elektrim. In October 1999, DT alleged that its pre-emption rights in respect of about 3.12% of the share capital of PTC had been violated, and referred the matter to arbitration in Vienna. On April 9, 2003, the arbitration tribunal issued an award declaring that the transfer was valid and dismissed DT’s claims. On December 19, 2003 the tribunal also ordered DT to reimburse part of Elektrim’s costs in the arbitration.

In December 2000, DT commenced a new arbitration proceeding in Vienna against Elektrim and Elektrim Telekomunikacja DT asked the arbitration tribunal to declare invalid the transfer by Elektrim to Elektrim Telekomunikacja of 48% of the PTC shares owned by Elektrim.

In its award (the Award), which was served on the parties on December 13, 2004, the arbitration tribunal held that:

1. The transfer by Elektrim to Elektrim Telekomunikacja of the PTC shares was ineffective, and the PTC shares were to be considered as never having ceased to form part of the assets of Elektrim;

2. The said sale did not constitute a material breach of Article 16.1 of the Shareholders Agreement between DT and Elektrim, but such a material breach would occur if Elektrim did not recover the shares concerned within two months of service of the Award;

3. The Tribunal dismissed DT’s claim for a declaration that an Economic Impairment on the part of Elektrim existed; and

4. The Tribunal did not have jurisdiction over Elektrim Telekomunikacja, and the claims concerning Elektrim Telekomunikacja could not be entertained in the context of the arbitration;

DT withdrew its claim concerning its financial loss.

On February 2, 2005, the Award was the subject of a writ of exequatur issued by the Warsaw Tribunal (Regional Court — Civil Division) with regard to the first three points described above. On February 22, 2005, Elektrim Telekomunikacja appealed against this partial exequatur for breach of the provisions of the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, dated June 10, 1958, caused by this partial exequatur. On February 23, 2005, the Warsaw Public Prosecutor appealed against this decision.

In the context of proceedings by Elektrim Telekomunikacja concerning ownership of the PTC shares, notified to PTC by Elektrim Telekomunikacja on December 10, 2004, the Warsaw Tribunal (Regional Court — Commercial Division), by an injunction issued on December 30, 2004, received Elektrim Telekomunikacja’s request to prohibit any amendment of the company register held by PTC. This injunction is currently the subject of an appeal by DT and Elektrim.

In parallel with these proceedings, Elektrim attempted twice to unilaterally obtain from the Warsaw “Registry Court” an amendment of the registration of ownership of the PTC shares allocated to Elektrim Telekomunikacja, in its favor. In its decision rendered on February 10, 2005, the Warsaw Registry Court considered the claims to be unjustified with regard to the aforesaid injunction awarded on December 30, 2004 and dismissed the proceedings. Nevertheless, on February 25, 2005, the Warsaw Registry Court has, based on PTC shareholders lists and deliberations by the Boards drawn up and produced by DT and Elektrim in conditions considered to be fraudulent by Elektrim Telekomunikacja and PTC, authorized the registration of Elektrim as a shareholder of PTC in lieu of Elektrim Telekomunikacja. Elektrim Telekomunikacja and PTC have commenced proceedings in order to rectify the register and filed a complaint before the Warsaw Public Prosecutor.

Vivendi Universal has brought the matter before the Polish Government to demand compliance with the law and its commitments with regard to the protection and equitable treatment of investors through the agreement between the Government of the Republic of France and the Government of the Republic of Poland to encourage the reciprocal protection of investments signed on February 14, 1989.

On August 22, 2003, Vivendi Universal and VTI filed a request for arbitration before an arbitration tribunal under the aegis of the London Court of International Arbitration (LCIA), against Elektrim, Elektrim Telekomunikacja and Carcom. This request arose in the context of the Third Amended and Restated Investment Agreement of September 3, 2001 (the Agreement) between Elektrim, Elektrim Telekomunikacja, Carcom, Vivendi Universal and VTI. The purpose of this Agreement was to govern relations between Vivendi Universal and Elektrim within Elektrim Telekomunikacja, to organize the investment of Vivendi Universal and Elektrim Telekomunikacja in PTC, and to anticipate the consequences of the Vienna Award. The initial subject matter of the arbitration concerned the coming into force of certain provisions of this Agreement, but it has since been extended by Elektrim to cover its validity as a whole. Vivendi Universal has also asked the arbitrator to make a decision as to Elektrim’s contractual liability by reason of its breach of the Agreement. Finally, Vivendi Universal has asked the tribunal to issue an injunction against Elektrim to prevent it from taking any steps capable of leading to the recovery of the PTC shares, de facto and in breach of the Agreement. The tribunal fixed March 17, 2005 as the date of the hearing to rule on Vivendi Universal’s request for an injunction.

On August 27, 2003, Elektrim commenced another arbitration against Elektrim Telekomunikacja, under the aegis of the Court of Arbitration of the Polish Chamber of Commerce. As Elektrim has finally recognized the jurisdiction of the Tribunal under the aegis of the LCIA, this proceeding is at the moment suspended.

The Polish Office for the Protection of Competition (the Office) had been informed of an increase of Vivendi Universal’s participation of 2% more of the share capital of Elektrim Telekomunikacja and sent Vivendi Universal a request for information on February 5, 2004 in order to establish whether the provisions of the national law dated December 15, 2000 on the protection of competition had or had not been violated due to failure to declare a concentration resulting from the intention of Vivendi Universal to take control of Elektrim Telekomunikacja. By a letter dated February 16, 2004, Vivendi Universal reminded the Office that it held only 49% of Elektrim Telekomunikacja, that this holding was fully in compliance with the provisions of the said law, and that in the event that it intended to acquire control of Elektrim Telekomunikacja it would duly inform the Office in accordance with the law. On July 22, 2004, the Office informed Vivendi Universal that no breach of the Polish competition regulations had been noted.

On November 23, 2004, the Office required precisions following information appearing in the Vivendi Universal 2004 six-month report for the period of January 1 to June 30, 2004, concerning its methods of consolidation in respect of Ymer. On December 28, 2004, Vivendi Universal responded to the Office that, following the adoption of the Financial Security Law of August 1, 2003, new accounting criteria required it to take Ymer into account for consolidation purposes, notwithstanding the absence of control over that company in the legal sense of the term and particularly with regard to the Polish Commercial and Companies Code.

     7.4. Supplemental Financial Information with respect to equity affiliates

     The following aggregate stand-alone information relating to equity affiliates is derived from unaudited data.

		Year Ended December 31, 2004
		NBC		Veolia		Elektrim	Other	Total
(In millions of euros)		Universal		Environnement (a)		Telekomunikacja

Revenues		€8,139	(b)	€24,673		€—	€977	€33,789
Operating income (loss)		1,427	(b)(*)	1,499		(26)	37	2,937
Net income		958	(b)	55		153	66	1,232
Shareholders’ equity		17,468		na*		(671)	363	17,160
Long-term debt	(c)	1,837		na*	(d)	622	93	2,552
Other non-current liabilities and accrued expenses		3,033		na*		—	186	3,219
Current liabilities		3,587		na*		66	338	3,991

Total shareholders’ equity and liabilities		€25,925		€—		€17	€980	€26,922

			Year Ended December 31, 2003
			Veolia			Elektrim	Other	Total
(In millions of euros)			Environnement (a)			Telekomunikacja

Revenues			€28,603			€702	€5,588	€34,893
Operating income	(*	)	1,751			89	77	1,917
Net income (loss)			(2,055)			(81)	68	(2,068)
Shareholders’ equity			3,575			(108)	1,902	5,369
Long-term debt			12,586			960	2,864	16,410
Other non-current liabilities and accrued expenses			7,469	(d	)	147	402	8,018
Current liabilities	(e	)	15,291			295	1,649	17,235

Total shareholders’ equity and liabilities			€38,921			€1,294	€6,817	€47,032

(*) Corresponds to EBIT figure published by Veolia Environnement, which does not include restructuring charges.

			Year Ended December 31, 2002
			Veolia			Elektrim	Other	Total
(In millions of euros)			Environnement (a)			Telekomunikacja

Revenues			na*			€749	€6,050	€6,799
Operating income (loss)			na*			125	(241)	(116)
Net loss			na*			(1,063)	(891)	(1,954)
Shareholders’ equity			6,330	(f	)	—	2,735	9,065
Long-term debt			12,913	(d	)	1,132	3,774	17,819
Other non-current liabilities and accrued expenses			7,372			175	621	8,168
Current liabilities	(e	)	15,403			428	4,238	20,069

Total shareholders’ equity and liabilities			€42,018			€1,735	€11,368	€55,121

*na: not applicable (Please refer to footnote(a)).

(a)	Veolia Environnement was accounted for as an equity method investment on December 31, 2002 up to December 9, 2004. This company was previously fully consolidated in Vivendi Universal’s statement of income. Consequently, the year ended December 31, 2004 does not include information from this affiliate’s statement of financial position while the year ended December 31, 2002 does not include information from this affiliate’s statement of income.

(b)	The revenues presented were published by Veolia Environnement in the Bulletin des Annonces Légales Obligatoires (BALO) on February 9, 2005. Operating income and net income were estimated for the period January 1, 2004 to December 9, 2004, when Veolia Environnement was deconsolidated by Vivendi Universal.

(c)	Does not include VUE Class B preferred interests which are classified in minority interests.

(d)	Before elimination of loans to Elektrim Telekomunikacja by Vivendi Universal (€552 million as of December 31, 2004) and Vivendi Telecom International (€70 million as of December 31, 2004). Please refer to note 8.3 “Portfolio investment — other”.

(e)	Including €3,827 million and €3,796 million short-term financial debt as of December 31, 2003 and 2002, respectively.

(f)	After taking into consideration the impairment losses recorded by Vivendi Universal in 2002.

NOTE 8. OTHER INVESTMENTS AS OF DECEMBER 31, 2004, 2003 AND 2002

		December 31,
(In millions of euros)	Note	2004	2003	2002

Investments accounted for using the cost method	8.1	€157	€415	€378
Portfolio investments — securities	8.2	612	1,673	1,899
Portfolio investments — other	8.3	1,680	1,461	1,861

Total other investments		€2,449	€3,549	€4,138

     8.1. Investments accounted for using the cost method

				December 31, 2004
						Valuation		Estimated
(In millions of euros)	Note			Interest	Gross	Allowance	Net	Fair Value

Elektrim S.A.		(a	)	15.04%	124	(111)	13	13
Elektrim Telekomunikacja	7.3			2.0%	105	(105)	—	na*
Other				na*	797	(653)	144	na*

					€1,026	€(869)	€157	na*

				December 31, 2003
						Valuation		Estimated
(In millions of euros)	Note			Interest	Gross	Allowance	Net	Fair Value

Elektrim S.A.		(a	)	15.04%	€124	€(119)	€5	€5
LBI fund	7.3			na*	105	(100)	5	na*
Mauritel	30	(b	)	14.3%	38	(5)	33	na*
Other				na*	864	(492)	372	na*

					€1,131	€(716)	€415	na*

			December 31, 2002
					Valuation		Estimated
(In millions of euros)			Interest	Gross	Allowance	Net	Fair Value

Elektrim S.A.	(a	)	10.04%	€96	€(91)	€5	€5
Mauritel			18.9%	42	—	42	na*
Other			na*	695	(364)	331	na*

				€833	€(455)	€378	na*

*na: not applicable.

(a)	In February 2003, Vivendi Universal increased its stake in Elektrim S.A. to 15.04% after settlement of a share carrying operation concerning 4.99% of this company.

(b)	Entity consolidated since January 1, 2004.

     8.2. Portfolio Investments — Securities

				December 31, 2004
					Foreign
					Currency			Gross	Gross	Estimated
					Translation	Valuation	Net	Unrealized	Unrealized	Fair
(In millions of euros)	Note			Cost	Adjustment	Allowance	Value	Gains	Losses	Value

DuPont		(a	)	€853	€(272)	€—	581	€11	€—	592
Veolia Environnement	3.2	(b	)	20	—	—	20	553	—	573
Other				13	(2)	—	11	—	—	11

Total portfolio investments — securities				€886	€(274)	€—	€612	€564	€—	€1,176

			December 31, 2003
				Foreign
				Currency			Gross	Gross	Estimated
				Translation	Valuation	Net	Unrealized	Unrealized	Fair
(In millions of euros)			Cost	Adjustment	Allowance	Value	Gains	Losses	Value

DuPont	(a	)	€853	€(216)	€(31)	€606	€—	€—	€606
InterActiveCorp	(c	)	1,323	(285)	—	1,038	360	—	1,398
Other			31	(2)	—	29	—	—	29

Total portfolio investments — securities			€2,207	€(503)	€(31)	€1,673	€360	€—	€2,033

			December 31, 2002
				Foreign
				Currency			Gross	Gross	Estimated
				Translation	Valuation	Net	Unrealized	Unrealized	Fair
(In millions of euros)			Cost	Adjustment	Allowance	Value	Gains	Losses	Value

DuPont	(a	)	€853	€(68)	€(173)	€612	€65	€—	€677
InterActiveCorp	(c	)	1,323	(68)	—	1,255	—	(26)	1,229
Softbank Capital Partners	(d	)	230	—	(230)	—	—	—	—
Other			33	(1)	—	32	—	—	32

Total portfolio investments — securities			€2,439	€(137)	€(403)	€1,899	€65	€(26)	€1,938

(a)	Represents 16,444,062 shares, with a carrying amount of $794 million. The listed market price of DuPont as of December 31, 2004 was $49.05 per share.

(b)	Following the various transactions which occurred in December 2004, Vivendi Universal’s stake in Veolia Environnement fell to 5.3%, leading to the deconsolidation of Veolia Environnement as of December 9, 2004. The listed market price of Veolia Environnement as of December 31, 2004 was €26.63.

(c)	Represents 18,181,308 shares of common stock, with a carrying amount of $374 million, 13,430,000 Class B shares, with a carrying amount of $276 million, and 25,000,000 common shares acquired from Liberty Media as part of Vivendi Universal’s acquisition of IAC’s entertainment assets in May 2002. These preferred interests were transferred to NBCU in May 2004 (please refer to note 3.1 “NBC-Universal transaction completed on May 11, 2004”.

(d)	Sold in 2003.

     8.3. Portfolio Investments — Other

				December 31, 2004
					Valuation
(In millions of euros)	Note			Gross	Allowance	Net

Deposits related to the Qualified Technological Equipment operations	1.1			€865	€—	865
Loan to Elektrim Telekomunikacja granted by Vivendi Universal	7.3			552	(243)	309
Loan to Elektrim Telekomunikacja granted by VTI	7.3	(a	)	70	—	70
Premium related to the derivative transaction on Veolia Environnement shares	3.2			68	—	68
Other		(b	)	455	(87)	368

Total portfolio investments — other				€2,010	€(330)	€1,680

		December 31, 2003
			Valuation
(In millions of euros)	Note	Gross	Allowance	Net

Loan to Elektrim Telekomunikacja granted by Vivendi Universal	7.3	€520	€(243)	€277
Other		1,475	(291)	1,184

Total portfolio investments — other		€1,995	€(534)	€1,461

				December 31, 2002
					Valuation
(In millions of euros)	Note			Gross	Allowance	Net

InterActiveCorp warrants		(c	)	€929	€(454)	€475
Loan to Elektrim Telekomunikacja granted by Vivendi Universal	7.3			525	(203)	322
UGC bonds	7.1	(d	)	153	(119)	34
Loan to Veolia Environnement	27.1	(e	)	120	—	120
Other				1,116	(206)	910

Total portfolio investments — other				€2,843	€(982)	€1,861

(a)	This loan was previously recorded in short-term loans receivable for €67 million and €68 million as of December 31, 2003 and 2002, respectively.

(b)	Other portfolio investments with an individual carrying value of less than €60 million.

(c)	These warrants were received in connection with the acquisition of IAC’s entertainment assets in May 2002 and sold back to IAC in 2003.

(d)	These bonds were redeemed in December 2003 in connection with the UGC transactions.

(e)	This loan, granted in connection with the Vinci exchangeable bond issue in 2001, was repaid on September 30, 2003.

NOTE 9. ACCOUNTS RECEIVABLE AND OTHER AS OF DECEMBER 31, 2004, 2003 AND 2002

				December 31,
(In millions of euros)	Note			2004	2003	2002

Trade accounts receivable		(a	)	€6,850	€9,122	€9,601
Accounts receivable write-offs				(1,854)	(2,285)	(1,492)

Total trade accounts receivable, net				€4,996	€6,837	€8,109
Other		(a	)	1,549	1,972	1,783
including tax receivable resulting from 2004 impact of the Consolidated Global Profit Tax System	24.1			464	—	—
including premium on VUE class A and B preferred interests	3.1	(b	)	—	577	734

Total accounts receivable and other				€6,545	€8,809	€9,892

(a)	Of which €7,683 million is due in 2005.

(b)	Corresponded, on the date of acquisition of IAC’s entertainment assets (May 7, 2002), to the difference between the fair value (calculated using a 7.5% discount rate) and the redemption value of the Class A and B preferred interests. This difference ($756 million), which was similar to a premium, was amortized on a straight-line basis to maturity date (i.e., 2022). These preferred interests were transferred to NBCU in May 2004.

NOTE 10. MARKETABLE SECURITIES AS OF DECEMBER 31, 2004, 2003 AND 2002

				December 31, 2004
					Valuation
(In millions of euros)	Note			Gross	Allowance	Net

Sogecable		(a	)	€249	€—	€249
Treasury shares	11.1			13	(4)	9
Unlisted marketable securities		(b	)	5	—	5

				€267	€(4)	€263

				December 31, 2003
					Valuation
(In millions of euros)	Note			Gross	Allowance	Net

Sogecable		(a	)	€249	€—	€249
Treasury shares	11.1			6	(5)	1
Unlisted marketable securities		(b	)	9	—	9

				€264	€(5)	€259

				December 31, 2002
					Valuation
(In millions of euros)	Note			Gross	Allowance	Net

Treasury shares	11.1			€38	€(12)	€26
Listed marketable securities				10	—	10
LBI Fund	7.3/8.1			104	(66)	38
Unlisted marketable securities		(b	)	64	(50)	14

				€216	€(128)	€88

(a)	In July 2003, Sogecable made a capital increase subscribed exclusively by a third party. As a consequence, Canal+ Group’s ownership interest in this affiliate decreased from 21.3% to 16.4%. Vivendi Universal ceased to equity account for Sogecable on October 1, 2003. This transaction generated a dilution profit of €71 million.

(b)	Consists principally of shares in investment companies.

NOTE 11. SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2004, 2003 AND 2002

The number of common shares outstanding was 1,072,624,363 as of December 31, 2004, 1,071,518,691 as of December 31, 2003 and 1,068,558,994 as of December 31, 2002. Each common share, excluding treasury shares, carries one voting right. The common shares may be held in registered or bearer form, at the discretion of the shareholder. The number of voting rights outstanding was 1,072,054,265 as of December 31, 2004, 1,071,438,555, as of December 31, 2003 and 1,067,996,619 as of December 31, 2002.

     11.1. Treasury Shares Held by Vivendi Universal and its Subsidiaries

	Number of	% of	Average		Gross
	Treasury	Share	Price per		Carrying		Valuation	Net Carrying
	Shares	Capital	Share		Value		allowance	Value
			(In euros)		(In millions of euros)
At December 31, 2002	562,375	0.05%	€77.9		€43		€(16)	€27
Sales to employees exercising their stock options	(318,932)	—	69.6		(22)		10	(12)
Acquisitions on the market in March 2003	8,681,432	—	13.0		113		—	113
Transfer to former Rondor shareholders in connection with the settlement of the contingent purchase price for Rondor Music	(8,844,289)	—	13.5		(128)		14	(114)
Other, net	7,230	—	na	*	ns	**	(13)	(13)

At December 31, 2003	87,816	0.01%	€68.3		€6		€(5)	€1
Acquisitions on the market	2,797,000	—	21.8		61		—	61
Exercise of Vivendi Universal’s stock options	2,020,516	—	21.3		43		—	43
Sales to employees exercising their stock options	(4,333,765)	—	22.4		(97)		—	(97)
Other, net	(1,469)	—	na	*	ns	**	1	ns **

At December 31, 2004	570,098	0.05%	€22.3		€13		€(4)	€9
of which classified under marketable securities principally hedging stock options granted to employees	567,657				13		(4)	9
of which recorded as a reduction in shareholders’ equity	2,441				ns	**	ns **	ns **

*na: not applicable. **ns: not significant.

     11.2. Stripped Shares

As of December 31, 2004, 5,245,200 stripped shares were deducted from shareholders’ equity compared with 6,402,838 as of December 31, 2003. These shares were split to enable exchange transactions as part of the Sofiée/Vivendi/Seagram merger in December 2000. Bare ownership was transferred to Seagram Canadian shareholders who elected to acquire their Vivendi Universal stock on a deferred basis. In 2004, 1,157,638 shares were recombined and cancelled. At the same time, the same number of shares was created as a result of the redemption of Vivendi Universal convertible bonds. Because each share that was divided and then recombined was then cancelled, and because, at the same time, the conversion of each equity note (ORA) resulted in the creation of a new share, these transactions had no effect on the number of shares comprising the share capital.

     11.3. Goodwill Recorded as a Reduction in Shareholders’ Equity

Vivendi Universal previously recorded goodwill as a reduction in shareholders’ equity in accordance with recommendations made by the AMF in 1988 that are no longer in effect. This was done, in particular, in connection with the mergers with Havas and Pathé in 1998 and 1999 and the acquisition of US Filter and an additional investment in Canal+ Group in 1999.

In accordance with the currently applicable recommendation of the AMF, Vivendi Universal determined goodwill impairment based on total goodwill, including the portion originally recorded as a reduction in shareholders’ equity, net of notional goodwill amortization accumulated since the acquisition. This notional goodwill impairment had no impact on the Consolidated Statement of Income or on shareholders’ equity. In 2003, the notional goodwill impairment loss amounted to €250 million and corresponded exclusively to that recorded by Veolia Environnement. Vivendi Universal’s 20.4% interest in this impairment amounted to €453 million, of which €250 million was recognized as a reduction in the remaining goodwill (recorded as a reduction within shareholders’ equity) and €203 million was recorded as an impairment charge in the 2003 Consolidated Statement of Income.

After notional straight-line amortization and cumulative notional goodwill impairment losses recognized since 2001 (i.e., €1.9 billion), net goodwill recorded as a reduction in shareholders’ equity is nil since December 31, 2003.

     11.4. Potential dilutive effect of outstanding financial instruments

				December 31,
(In number of shares)	Note			2004	2003	2002

Vivendi Universal convertible 1.25% (OCEANE), fully repaid in cash in January 2004				—	—	18,820,004
Bonds convertible and exchangeable into Vivendi Universal shares (OCEANE) (January 2005)		(a	)	—	16,654,225	16,654,225
Notes mandatorily redeemable for new shares of Vivendi Universal (November 2005)	13	(b	)	78,672,470	78,675,630	78,678,206
Exchangeable bonds issued in connection with the merger of Vivendi and Seagram in respect of Seagram’s former stock subscription plans granted to officers, management and employees				21,866,411	23,389,853	26,675,827
Stock options (subscription plans)				26,505,520	19,193,741	5,518,568

Total potential dilutive effect				127,044,401	137,913,449	146,346,830

(a)	In April 1999, Veolia Environnement, a then wholly-owned subsidiary of Vivendi Universal, issued 10,516,606 convertible and exchangeable bonds (OCEANE) to the public for an aggregate amount of €2,850 million, maturing January 1, 2005. Upon the Veolia Environnement IPO in July 2000, some of the bonds were converted into Veolia Environnement shares. After this date, outstanding bonds were only convertible or exchangeable into Vivendi Universal shares (which may be treasury or newly-issued shares), on the exercise by bondholders of their options, or redeemable in cash at the maturity date. Veolia Environnement redeemed these bonds for cash in January 2005.

(b)	Had bondholders redeemed these bonds as of December 31, 2004, they would have received 72,822,148 shares.

NOTE 12. MINORITY INTERESTS IN 2004, 2003 AND 2002

				December 31,
(In millions of euros)	Note			2004			2003			2002

Opening balance				€4,929			€5,497			€10,208
Changes in scope of consolidation		(a	)	(1,625)	(b	)	(622)	(c	)	(4,229)
Minority interests in earnings of consolidated subsidiaries		(d	)	1,030			1,212			844
Minority interests in the capital gain realized on the divestiture of 80% of VUE	3.1			471			—			—
Dividends paid by consolidated subsidiaries	25.3			(1,849)			(737)			(200)
Foreign currency translation adjustment				36			(443)			(798)
Other changes, net				(33)			22			(328)

Closing balance				€2,959			€4,929			€5,497

(a)	In 2004, mainly includes a €1,492 million reduction related to the divestiture (from an accounting standpoint) of 80% of VUE.

(b)	In 2003, included a €819 million reduction related to the acquisition of BT Group’s 26% interest in SFR (formerly known as Cegetel Groupe S.A.).

(c)	In 2002, included the 5.44% and 1.50% common interests in VUE and the related put options issued to IAC and Barry Diller, respectively, in connection with Vivendi Universal’s acquisition of the entertainment assets of IAC. The values of the put options granted to IAC and Barry Diller were determined by an independent third party valuation firm and amounted to $0 and $75 million respectively.

(d)	Mainly concerns minority interests in SFR Cegetel and Maroc Telecom.

NOTE 13. OTHER EQUITY: NOTES MANDATORILY REDEEMABLE FOR NEW SHARES OF VIVENDI UNIVERSAL

In November 2002, Vivendi Universal issued 78,678,206 bonds for a total amount of €1 billion redeemable in Vivendi Universal new shares on November 25, 2005 at a rate of one share for one bond. The bonds bear interest at 8.25% per annum. The total amount of discounted interest was paid to bondholders on November 28, 2002 for an amount of €233 million. This interest was capitalized and is amortized until maturity. The bondholders can call for the redemption of the bonds in new shares at any time since May 26, 2003, at the minimum redemption rate of 1 minus (annual rate of interest x outstanding bond term expressed in years). Only new shares can be used for redemption, and were Vivendi Universal to be placed in receivership, bondholders would have the same rights as shareholders. As such, the notes are classified in other equity in accordance with GAAP. As of December 31, 2004, 78,672,470 bonds were outstanding.

NOTE 14. PROVISIONS AS OF DECEMBER 31, 2004, 2003 AND 2002

The following table presents movements in provisions between December 31, 2002 and December 31, 2004:

				Balance at			Balance at			Reversals	Changes in scope			Balance at
				December			December			and changes	of consolidation			December
(In millions of euros)	Note			31, 2002			31, 2003	Addition	Utilization	in estimate	and other			31, 2004

Employee benefits				€240	(a	)(b)	€675	€86	€(99)	€(35)	€(96)	(a	)	€531
Financial provisions		(c	)	1,519			834	78	(80)	(31)	(40)			761
Litigation	28.5			320			348	123	(89)	(37)	56			401
Restructuring costs	16			57			169	101	(101)	(6)	(19)			144
Warranties and customer care				78			4 4	8	(10)	(1)	11			52
Other				1,367			224	253	(149)	(82)	101			347

Provisions				€3,581			€2,294	€649	€(528)	€(192)	€13			€2,236

(a)	Employee benefits break down as follows:

		Balances at December 31,
(In millions of euros)	Note	2003	2004

Employee benefit plan	15	€425	€384
Postretirement benefits	15	154	147
Severance costs		59	—
Other		37	—

Employee benefits		€675	€531

(b)	After the reclassification of other employee benefits previously accounted for as “other non-current liabilities and accrued expenses”.

(c)	Financial provisions break down as follows:

		Balance at	Balance at			Reversals	Changes in scope	Balance at
		December	December			and changes	of consolidation	December
(In millions of euros)	Note	31, 2002	31, 2003	Addition	Utilization	in estimate	and other	31, 2004

Divestiture of Telepiù	23	€360	€—	€—	€—	€—	€—	€—
Premium paid on call options on treasury shares	22	226	226	—	—	—	—	226
Mark-to-market of interest rate swaps	22	261	204	—	(70)	—	—	134
Redemption premiums on exchangeable bonds	22/28.5	138	67	22	—	—	—	89
Put option on interest in Cegetel S.A.S granted to SNCF	22/28.3	—	85	35	—	—	—	120
Put options on treasury shares	22	104	—	—	—	—	—	—
LineInvest total return swap	22	97	—	—	—	—	—	—
Other		333	252	21	(10)	(31)	(40)	192

Financial provisions		€1,519	€834	€78	€(80)	€(31)	€(40)	€761

NOTE 15. EMPLOYEE BENEFIT PLANS AS OF DECEMBER 31, 2004, 2003 AND 2002

In accordance with the laws and practices of each country in which it operates, Vivendi Universal participates in, or maintains, employee benefit plans providing retirement pensions and other post-retirement benefits to eligible employees.

The weighted-average rates and assumptions utilized in accounting for these plans for the years ended December 31, 2004, 2003 and 2002 were:

	Pension Benefits			Postretirement Benefits
	2004	2003	2002	2004	2003	2002
Discount rate	5.1%	5.4%	5.7%	5.3%	5.6%	6.0%
Expected return on plan assets	6.4%	6.5%	7.2%	na*	na*	na*
Rate of compensation increase	3.8%	3.6%	3.5%	3.6%	3.7%	3.7%
Expected residual active life (in years)	12.9	13.5	12.5	11.7	6.7	16.1

* na: not applicable.

Expected long-term rates of return on plan assets have been determined taking into account, for each country where Vivendi Universal has plan assets, the structure of the asset portfolio and the expected rates of return for each of the components. Vivendi Universal mainly has plan assets in the US, the UK, and Canada. In these three countries, the expected long-term rates of return for plan assets were, respectively, 7.5% as of December 31, 2004, 8% as of December 31, 2003 and 9% as of December 31, 2002 for the US plans; 6% as of December 31, 2004, 6% as of December 31, 2003 and 6.25% as of December 31, 2002 for the UK plans, and 4% as of December 31, 2004, 4.3% as of December 31, 2003 and 5% as of December 31, 2002 for the Canadian plans.

For post-retirement benefit measurement purposes, Vivendi Universal assumed a slow-down in growth in the per capita cost of covered health care benefits (the health care cost annual trend rate) from 11% in the pre-age 65 and post-age 65 categories in 2004, down to 4.5% in the pre-age 65 and post-age 65 categories by 2012. In 2004, a one-percentage-point increase in the annual trend rate would have increased the post-retirement obligation by €14 million and the pre-tax expense by less than €1 million; conversely, a one-percentage-point decrease in the annual trend rate would have decreased the post-retirement benefit obligation by €12 million and the pre-tax expense by less than €1 million.

Investment policy ranges for each major plan asset category are as follows:

	Minimum	Maximum
Equity	30%	57%
Property	0%	1%
Fixed Interest	44%	56%
Cash	6%	7%

Vivendi Universal’s pension plan asset mix by asset category for the years ended December 31, 2004, 2003 and 2002 was as follows:

	December 31,
	2004	2003	2002
Equity	46.4%	38.5%	39.1%
Property	0.3%	0.4%	0.3%
Fixed Interest	47.0%	54.6%	57.0%
Cash	6.3%	6.5%	3.6%

Total	100.0%	100.0%	100.0%

Equity and fixed interest bonds held by certain pension plans in Canada were converted into cash in anticipation of the purchase of annuities. This resulted in an increase in cash holdings from 2002.

Moreover, during 2004, pension fund contributions and benefit payments to retirees by Vivendi Universal totaled €131 million in respect of pensions and €16 million in respect of postretirement benefits. In 2005, these amounts are expected to be €99 million for pension plans and €16 million for postretirement benefits.

The following table presents the estimated future benefit payments that will be met by the pension funds or by Vivendi Universal:

	Pension	Postretirement
(In millions of euros)	Benefits	Benefits
2005	€109	€16
2006	85	16
2007	82	16
2008	82	15
2009	76	15
2010 - 2014	369	70

Retirement costs of multi-employer plans in France consist of defined contributions determined in accordance with French law. Defined contributions for the French businesses totaled €64 million in 2004, compared to €66 million in 2003, and €73 million in 2002 (excluding Veolia Environnement) and were expensed during the year in which they were incurred. The 2003 change in French legislation relating to retirement benefits was accounted for as a plan amendment in respect of indemnities payable on retirement.

The measurement date used for determining the information included in the pension disclosure is December 31 of the fiscal year. The following tables present changes in benefit obligations, fair value of plan assets and funded status for the years ended December 31, 2004, 2003 and 2002:

	Pension Benefits			Postretirement Benefits
(In millions of euros)	2004	2003	2002	2004	2003	2002

Change in benefit obligation
Benefit obligation at beginning of the year	€1,439	€1,580	€2,712	€206	€219	€274
Service cost	27	45	54	1	—	2
Interest cost	72	80	109	11	12	17
Plan participants’ contributions	1	2	2	—	—	—
Business combinations	—	—	19	9	—	—
Divestitures	—	(47)	(1,088)	—	—	(65)
Curtailments	(22)	(8)	(2)	—	—	—
Settlements	(126)	(8)	(118)	—	—	—
Transfers	2	27	54	—	4	—
Plan amendments	1	(12)	64	—	(3)	—
Actuarial loss, net	58	62	109	8	28	38
Benefits paid	(132)	(114)	(139)	(16)	(17)	(16)
Special termination benefits	11	—	4	—	—	—
Other (foreign currency translation adjustments)	(55)	(168)	(200)	(18)	(37)	(31)

Benefit obligation at the end of the year	€1,276	€1,439	€1,580	€201	€206	€219

Change in fair value of plan assets
Fair value of plan assets at the beginning of the year	€769	€808	€2,049	€—	€—	€—
Actual return on plan assets	52	84	(85)	—	—	—
Employers’ contributions	131	71	96	16	18	16
Plan participants’ contributions	1	2	2	—	—	—
Business combinations	—	—	14	—	—	—
Divestitures	—	(25)	(980)	—	—	—
Settlements	(107)	(8)	(118)	—	—	—
Transfers	1	22	75	—	—	—
Benefits paid	(132)	(114)	(138)	(16)	(18)	(16)
Other (foreign currency translation adjustments)	(30)	(71)	(107)	—	—	—

Fair value of plan assets at the end of the year	€685	€769	€808	€—	€—	€—

Funded status
Underfunded obligation (fair value of the invested funds)	€(591)	€(670)	€(772)	€(201)	€(206)	€(219)
Unrecognized actuarial (gain) loss	324	356	424	55	54	54
Unrecognized prior service benefit	25	27	39	(1)	(2)	(4)
Impacts of transition obligation, prior service costs and actuarial gains recognized with a different timing under local regulations and others	—	—	(1)	—	—	—

Net accrued liability	€(242)	€(287)	€(310)	€(147)	€(154)	€(169)

Reconciliation to consolidated statement of financial position (gross impact)
Assets	€142	€138	€166	€—	€—	€—
Liabilities	(384)	(425)	(476)	(147)	(154)	(169)

	€(242)	€(287)	€(310)	€(147)	€(154)	€(169)

     The benefit obligation and the fair value of plan assets at year end by geographic area are as follows:

	Pension Benefits			Postretirement Benefits
	December 31,
(In millions of euros)	2004	2003	2002	2004	2003	2002

Benefit obligation
US companies	€567	€665	€826	€183	€189	€201
French companies	62	60	79	—	—	—
Other	647	€714	675	18	17	18

	€1,276	€1,439	€1,580	€201	€206	€219

Fair value of plan assets
US companies	€292	€301	€369	€—	€—	€—
French companies	32	23	25	—	—	—
Other	361	445	414	—	—	—

	€685	€769	€808	€—	€—	€—

The total accumulated benefit obligation was €1,214 million and €1,356 million as of December 31, 2004 and 2003, respectively. Certain pension plans, in line with local laws and local practice, are not covered by pension funds. The accumulated benefit obligation for these plans is €341 million as of December 31, 2004. They principally comprise supplementary pension plans in the US and pension plans in Germany. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans where accumulated benefit obligations exceed plan assets are shown in detail in the table below:

	December 31,
(In millions of euros)	2004	2003	2002

US companies
Accumulated benefit obligation	€566	€644	€799
Projected benefit obligation	567	664	825
Plan assets at fair value	292	300	368

UK companies
Accumulated benefit obligation	299	272	310
Projected benefit obligation	303	276	336
Plan assets at fair value	218	197	243

French companies
Accumulated benefit obligation	34	38	56
Projected benefit obligation	43	47	69
Plan assets at fair value	11	4	10

Other companies
Accumulated benefit obligation	188	230	218
Projected benefit obligation	196	245	232
Plan assets at fair value	1	53	39

Total
Accumulated benefit obligation	€1,087	€1,184	€1,383
Projected benefit obligation	€1,109	€1,232	€1,462
Plan assets at fair value	€522	€554	€660

The annual cost of employee benefit plans was €120 million, €117 million and €198 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Vivendi Universal maintains three funded plans in France which are invested through insurance companies. The allocation of assets by category of the various plans is shown below:

	Equity	Property	Fixed Interest	Cash	Total
Corporate Supplementary Plan	10.0%	3.0%	71.8%	15.2%	100.0%
SFR Supplementary Plan	4.8%	3.9%	91.3%	0.0%	100.0%
Canal+ Group IDR* Plan	14.5%	12.0%	73.5%	0.0%	100.0%

*IDR (Indemnité de départ en retraite): Indemnities payable on retirement.

The asset allocation remains fairly stable over time and the current asset allocation can be regarded as the target asset allocation. The accumulated benefit obligations for pension plans in France were €45 million, €47 million and €62 million as of December 31, 2004, 2003 and 2002, respectively. The weighted average assumptions used by Vivendi Universal as of December 31, 2004 were based on a discount rate of 4.5%, an expected return on assets of 5% and an annual compensation increase of 3.3%. Contributions to these plans in 2005 are estimated at €5.8 million.

NOTE 16. RESTRUCTURING COSTS AS OF DECEMBER 31, 2004, 2003 AND 2002

As of December 31, 2004, restructuring costs including employee termination reserves reported in the Consolidated Statement of Financial Position was €158 million and comprised €144 million in provisions and €14 million accrued for exit activities relating to the Seagram acquisition recorded in “Other non-current liabilities and accrued expenses.”

		Universal	Vivendi					Vivendi	Total
	Canal+	Music	Universal	SFR	Maroc	Holding &	Non core	Universal	Vivendi
(In millions of euros)	Group	Group	Games	Cegetel	Telecom	Corporate	operations	Entertainment	Universal

Employee termination reserves

Balance at December 31, 2002	€—	€—	€3	€—	€—	€—	€23	€—	€26
Changes in scope of consolidation and purchase accounting adjustments	—	—	(6)	—	—	—	(1)	—	(7)
Additions	32	—	16	—	2	—	27	—	77
Utilization	—	—	(2)	—	—	—	(16)	—	(18)
Reversals	—	—	—	—	—	—	(10)	—	(10)

Balance at December 31, 2003	€32	€—	€11	€—	€2	€—	€23	€—	€68
Changes in scope of consolidation and purchase accounting adjustments	(2)	—	(1)	—	(2)	—	(23)	—	(28)
Additions	3	—	23	—	—	—	—	—	26
Utilization	(20)	—	(18)	—	—	—	—	—	(38)
Reversals	(6)	—	—	—	—	—	—	—	(6)

Balance at December 31, 2004	€7	€—	€15	€—	€—	€—	€—	€—	€22

Other restructuring reserves

Balance at December 31, 2002	€13	€—	€—	€—	€—	€56	€18	€—	€87
Changes in scope of consolidation and purchase accounting adjustments	4	—	4	—	—	—	—	—	8
Additions	—	80	—	—	—	5	22	—	107
Utilization	(4)	(8)	(3)	—	—	(15)	(10)	—	(40)
Reversals	(7)	(5)	—	—	—	(25)	(8)	—	(45)

Balance at December 31, 2003	€6	€67	€1	€—	€—	€21	€22	€—	€117
Changes in scope of consolidation and purchase accounting adjustments	(1)	(2)	(4)	—	—	31	(17)	—	7
Additions	1	29	12	8	14	6	5	—	75
Utilization	(3)	(54)	(2)	—	—	—	(4)	—	(63)
Reversals	—	—	—	—	—	—	—	—	—

Balance at December 31, 2004	€3	€40	€7	€8	€14	€58	€6	€—	€136

Total restructuring reserves

Balance at December 31, 2004	€10	€40	€22	€8	€14	€58	€6	€—	€158

Seagram Acquisition

In connection with the Seagram acquisition, Vivendi Universal’s management undertook a formal exit plan that was communicated to employees at the time the merger transactions were consummated. The €400 million accrual for exit activities consisted principally of relocation and severance costs, facility elimination costs, including leasehold termination payments and incremental facility closure costs and contract terminations, related to the acquired companies. Reserves of €193 million, established at UMG and VUE, were utilized in 2001 and 2002. At the holding level, employee termination reserves of €118 million (completely utilized in 2001 and 2002) and other restructuring reserves of €86 million (of which €30 million was utilized as of December 31, 2002) were established. As of December 31, 2004, the remaining restructuring reserves amounted to €14 million.

Canal+ Group

As of December 31, 2002, restructuring reserves primarily comprised the remaining reserves established at the beginning of 2002, following the purchase of the Wizja TV platform from UPC, which led to the full consolidation of TKP, previously equity accounted. These reserves can be broken down as follows: closure of the British subsidiary (€3 million), replacement of subscriber cards and implementation of new software in Wizja decoders enabling them to use a single encryption system (€2 million), office down-sizing (€2 million) and secure encryption systems and implementation of software for interactive services (€2 million). In 2003, employee termination reserves of €32 million were established as part of corporate restructuring programs which primarily concerned Canal+ S.A., Canal+ Group, StudioCanal and StudioExpand. Other restructuring costs of €6 million related to the divestiture of international channels. Implementation of the restructuring plan initiated in 2003 continued throughout 2004. As of December 31, 2004, residual restructuring reserves amounted to €10 million.

Universal Music Group

In 2003, UMG initiated a cost reduction program to cope with the decline in the music market. The associated restructuring costs amounted to €67 million and €43 million in 2003 and 2004, respectively.

Vivendi Universal Games

As of December 31, 2002, the remaining reserves for restructuring initiated in 2001 amounted to €3 million and were utilized in 2003. As of December 31, 2003, employee termination reserves of €11 million related to restructuring plans launched during the financial year. Other restructuring costs of €1 million related to old allocations for rented premises and impairment of abandoned facilities. In January 2004, a new management team was put in place to implement a turnaround plan. Restructuring expenses for 2004 mainly related to the cost of a 45% reduction in staffing levels in North America and Europe.

SFR Cegetel

The restructuring reserves recorded in 2004 as of December 31, concerned the reorganization of Cegetel’s Network and Service Department.

Maroc Telecom

The restructuring reserves recorded as of December 31, 2004 concerned the voluntary departure plan adopted by the Maroc Telecom management board and agreed with trade union representatives.

Non core operations

The restructuring reserves mainly related to Internet operations. As of December 31, 2002, they concerned the strategic refocusing of these operations implemented mid-2002 by Vivendi Universal. They mainly related to the closure of Scoot in Europe, including the risk of closure of its different subsidiaries; the closure of GetMusic in the US, as well as long-term liabilities relating to lease agreements and the downsizing of Vivendi Universal Net USA. As of December 31, 2003, employee termination reserves of €23 million related to termination plans implemented in Europe (mainly E-Brands, CanalNumédia, Allociné) and litigation issues (Scoot and CanalNumédia). Other restructuring costs totaling €16 million related to site closures in the US (Ad2one, Atviso) and Europe (VUNet), as well as to US copyright issues. Internet operations were abandoned as of January 1, 2004.

NOTE 17. FINANCIAL NET DEBT AS OF DECEMBER 31, 2004, 2003 AND 2002

Vivendi Universal considers the non-GAAP measure, financial net debt, to be an important indicator measuring Vivendi Universal’s indebtedness. Financial net debt is calculated as the sum of long-term debt, bank overdrafts and short-term borrowings (corresponding to the financial gross debt), less cash and cash equivalents; in each case, as reported on Vivendi Universal’s Consolidated Statement of Financial Position. Financial net debt should be considered in addition to, not as a substitute for, Vivendi Universal’s debt and cash position reported on the Consolidated Statement of Financial Position, as well as other measures of indebtedness reported in accordance with GAAP. Vivendi Universal management uses financial net debt for reporting and planning purposes, as well as to comply with certain Vivendi Universal debt covenants.

17.1. Financial Net Debt as of December 31, 2004

			December 31, 2004
				Bank Overdrafts and Other Short-Term
				Borrowings
			Long-Term	Current							Total
			Debt	Portion of			Other Short-			Total Short-
				Long-Term			Term Debt			Term Debt
(In millions of euros)				Debt

Promissory note to USI	(a	)	€573	€—			€2			€2	€575
SFR securitization program	(b	)	—	—			487			487	487
Capital leases	(c	)	440	—			—			—	440

Total secured debt	(d	)	€1,013	€—			€489			€489	€1,502

SFR €1.2 billion revolving credit facility (July 2009)	(e	)	350	—			—			—	350
SFR Treasury Bills			—	—			325			325	325
Other	(f	)	213	3			402			405	618

Total unsecured subsidiaries’ debt			€563	€3			€727	(l	)	€730	€1,293

€700 million floating notes (July 2007)	(g	)	700	—			—			—	700
Senior notes 9.25% - 9.5% (2010)	(h	)	38	—	(i	)	1			1	39
Senior notes 6.25% (2008)	(h	)	356	—	(i	)	10			10	366
Vinci exchangeable 1% (March 2006)	(j	)	527	—	(i	)	4			4	531
Sogecable exchangeable 1.75% (October 2008)	(k	)	605	—	(i	)	2			2	607
Treasury Bills			—	—			274	(l	)	274	274
Other	(f	)	747	180			54	(l	)	234	981

Total other unsecured debt			€2,973	€180			€345			€525	€3,498

Financial gross debt			€4,549	€183			€1,561			€1,744	€6,293

Cash and cash equivalents											(3,158)

Financial net debt											€3,135

(a)	Vivendi Universal issued a promissory note to USI, subsidiary of NBCU, to reimburse 94.56% of the costs borne by NBCU for the defeasance of covenants of the VUE Class A preferred interests. The note is collateralized by a pledge on Vivendi Universal’s NBCU shares in an amount equal to 125% of the value of the promissory note, which expires in May 2007 at the latest. This note was repaid, at no penalty, on January 28, 2005 after the issuance of €600 million of bonds with a 7-year maturity (i.e., maturing in February 2012), with a coupon rate of 3.875%. The bonds were sold at a discount that will provide an overall yield of 3.905% for investors. The pledge related to the promissory note was therefore released.

(b)	On May 11, 2004, SFR Cegetel set up two five-year receivable securitization contracts with a financial institution for an amount of €350 million for SFR and SRR and of €55 million for Cegetel S.A.S., net of subordinated deposits (cash collaterals) set up as guarantees. On December 31, 2004, the total amount of deposits made by SFR and Cegetel S.A.S. was €87 million. The financings bear interest at a rate corresponding to the issuance rate of the treasury bills issued through the securitization vehicle or to EURIBOR, plus the fees customary for this type of transaction (subrogation fees, commitments fees and agent fees).

(c)	Finance lease agreements that may include a purchase option in favor of the lessee (French “crédit bail” contracts), also include various rental guarantees relating to real estate defeasance transactions. The increase in this line compared with December 31, 2003 is related to the application of CRC Rule 04-03 issued on May 4, 2004: since January 1, 2004, Vivendi Universal fully consolidates Special Purpose Entities used for the defeasance of certain real estate assets. This consolidation resulted in an increase in long term debt of €326 million as of December 31, 2004. Please refer to note 1.1 “New accounting policy: CRC Rule 04-03 issued on May 4, 2004 concerning the consolidation of Special Purpose Entities”. The items consolidated primarily include the tower located in La Défense sold to Philip Morris Capital Corporation (PMCC) in 1998 and leased back to Vivendi Universal under a very long-term lease. The related debt amounted to €77 million as of December 31, 2004. The legal documentation provides PMCC with the ability to accelerate the lease if Vivendi Universal sells all or substantially all of its assets in the energy and water sector. In a letter dated November 18, 2003, PMCC advised Vivendi Universal that, pursuant to this clause, it was studying the impact of the sale by Vivendi Universal of 50% of its stake in Veolia Environnement in December 2002 and the grant of call options by Vivendi Universal covering its remaining stake in Veolia Environnement.

(d)	The debt is considered as secured whenever the creditor(s) of the debt is/are backed by (i) a pledge on the borrower and/or its guarantors’ assets and/or (ii) guarantees provided by the borrower and/or its guarantors.

(e)	On July 15, 2004, SFR set up a revolving credit facility with a five-year maturity for a total amount of €1.2 billion. The facility bears interest at EURIBOR 1 month + 0.24%.

(f)	Comprised of numerous individual items (bonds of €617 million and other financial long-term debt of €343 million) for a total of €683 million in fixed rate debt with interest rates ranging from 0% to 8.67%, maturing from 2006 to 2040, and €277 million in floating rate debt with interest rates ranging from EURIBOR 3 months -0.27% to EURIBOR 3 months +0.60%, maturing from 2006 to 2009.

(g)	On July 12, 2004, Vivendi Universal issued €700 million floating rate notes due in July 2007 at an issue price of 99.854%. The notes bear interest at EURIBOR 3 month plus a margin of 0.55%. Interest is payable annually in arrears on July 12 of each year. Unless previously redeemed or purchased and cancelled, the notes will be redeemed on maturity in cash at their principal amount (€1,000 per bond). The notes, listed on the Luxembourg Stock Exchange, are subject to customary pari passu, negative pledge and event of default provisions.

(h)	On May 25, 2004, Vivendi Universal launched a tender offer to purchase €1 billion in aggregate principal amount of the euro-denominated 9.50% Senior Notes (High Yield Notes), the dollar-denominated 9.25% Senior Notes and the 6.25% Senior Notes denominated in euros and US dollars. This offer was subsequently amended, and its size was increased to €2.4 billion in aggregate cash consideration. On June 29, 2004, it terminated with a tender rate of 96.4% for the 9.50% and 9.25% Senior Notes and a tender rate of 72.0% for the 6.25% Senior Notes, for an aggregate cash consideration of approximately €2.3 billion (including accrued interest and the premium paid to bondholders). The remaining bonds were redeemed on January 21, 2005, following the note sent by Vivendi Universal to bondholders in December 2004, for an aggregate consideration of €409 million (including accrued interest and the premium paid to bondholders).

(i)	Corresponds to accrued interest.

(j)	In March 2001, Vivendi Universal issued 6,818,695 bonds exchangeable, at any time after April 10, 2001, for Vinci shares, for an amount of €527.4 million. The bonds bore interest at 1%, with 3.75% yield to maturity, and mature on March 1, 2006. The issue price was €77.35. On August 11, 2003, the redemption price of the bonds was increased from €88.81 to €93.25, in return for which, the bondholders fully relinquished their right to exercise their early redemption option on March 1, 2004. The new redemption price provides the holders with a gross return of 5.66% per annum from October 1, 2003 until maturity. Vivendi Universal purchased Vinci share call options in order to be able to present Vinci shares on maturity of the bonds maturity, if necessary (please refer to note 28.7 “Financial instruments as of December 31, 2004, 2003 and 2002”).

(k)	On October 30, 2003, Vivendi Universal issued €605 million of 1.75% exchangeable bonds due 2008 and exchangeable for ordinary shares of Sogecable S.A. (a limited liability company incorporated under the laws of the Kingdom of Spain, whose shares are listed on the Madrid Stock Exchange). Interest is payable annually in arrears on October 30 of each year, commencing on October 30, 2004. Each bond is exchangeable at the holders’ discretion at any time, from January 1, 2004 up to the tenth business day preceding the maturity date, into ordinary shares of Sogecable S.A. at an exchange ratio, subject to adjustment on the occurrence of certain events, of one share for one bond. Vivendi Universal may at its discretion elect to pay holders exercising their option the cash equivalent in euros of the then market value of the relevant shares. Vivendi Universal is entitled, at any time on or after October 30, 2006, at its discretion, to redeem in cash all, but not less than all, of the outstanding bonds, if on 20 out of 30 consecutive trading days, the product of (i) the closing price of a Sogecable share on the Madrid Stock Exchange and (ii) the then applicable exchange ratio equals or exceeds 125% of the sum of the principal amount of one bond (€29.32) plus accrued interest to, but excluding, the date set for redemption. In addition, Vivendi Universal is entitled at any time to redeem in cash all, but not less than all, of the bonds outstanding at a price equal to the principal amount of the bonds plus accrued interest, if any, if less than 10% of the bonds originally issued remain outstanding at that time. Unless previously redeemed, exchanged or purchased and cancelled, the bonds will be redeemed in cash on the maturity date at their principal amount. The bonds, listed on the Luxembourg Stock Exchange, are subject to customary pari passu, negative pledge and event of default provisions. At the time of issuance, Vivendi Universal committed to lend a maximum of 20 million Sogecable shares to the financial institution acting as bookrunner for the bond issue, this number to be reduced by the number of bonds redeemed following the exercise by any bondholder of their exchange rights and, from October 1, 2004, by the number of shares, if any, sold by Vivendi Universal, subject to a minimum threshold of 5 million Sogecable shares which are committed to remain available to the financial institution.

(l)	Bank overdrafts and other short-term borrowings are comprised of numerous individual items. Of the total, €798 million is fixed rate debt with interest rates ranging from 0% to 9%, and €440 million is floating rate debt, with interest rates ranging from EURIBOR 3 months +0.16% to EURIBOR 1 month +0.60%.

81

     17.2. Financial Net Debt as of December 31, 2003

			December 31, 2003
				Bank Overdrafts and Other Short-Term Borrowings
				Current
				Portion of
			Long-Term	Long-Term		Other Short-		Total Short-
(In millions of euros)			Debt	Debt		Term Debt		Term Debt	Total
€3 billion multicurrency revolving credit facility	(a	)	€—	€—		€992		€992	€992
€2.5 billion dual currency facility	(a	)	1,000	—		—		—	1,000
VUE securitization program	(b	)	602	—		—		—	602
VUE — $920 million loan agreement	(b	)	739	—		—		—	739
Capital leases			196	—		—		—	196
Other secured debt	(c	)	194	—		2		2	196

Total secured debt	(d	)	€2,731	€—		€994		€994	€3,725

VUE Class A and B preferred interests	(b	)(e)	2,097	—		—		—	2,097
Other	(c	)	360	624		520		1,144	1,504

Total unsecured subsidiaries’ debt			€2,457	€624		€520		€1,144	€3,601

Senior notes 9.25% — 9.5% (2010)			1,076	—	(h)	41		41	1,117
Senior notes 6.25% (2008)			1,283	—	(h)	48		48	1,331
Veolia Environnement exchangeable 2% (March 2006)	(f	)	28	—	(h)	—		—	28
Vivendi Universal convertible 1.25% (OCEANE — January 2004)	(g	)	—	1,699	(h)	21		1,720	1,720
Vinci exchangeable 1% (March 2006)			527	—	(h)	4		4	531
Sogecable exchangeable 1.75% (October 2008)			605	—	(h)	2		2	607
Other	(c	)	914	748		101		849	1,763

Total other unsecured debt			€4,433	€2,447		€217		€2,664	€7,097

Financial gross debt			€9,621	€3,071		€1,731	(i)	€4,802	€14,423

Cash and cash equivalents									(2,858)

Financial net debt									€11,565

(a)	Facilities reimbursed and terminated on May 11, 2004.

(b)	Debt deconsolidated on May 11, 2004, following the closing of the NBC-Universal transaction that resulted in the divestiture (from an accounting standpoint) of 80% of Vivendi Universal’s interests in VUE.

(c)	Comprised of numerous individual items (bonds of €742 million and other financial long-term debt of €726 million) for a total of €809 million in fixed rate debt with interest rates ranging from 0% to 9.25%, maturing from 2005 to 2040, and €659 million in floating rate debt with interest rates ranging from EURIBOR 3 months -0.27% to LIBOR GBP 6 months +2.25%, maturing from 2005 to 2009.

(d)	The debt is considered as secured whenever the creditor(s) of the debt is/are backed by (i) a pledge on the borrower and/or its guarantors’ assets and/or (ii) guarantees provided by the borrower and/or its guarantors.

(e)	In May 2002, Vivendi Universal acquired the entertainment assets of IAC. Following this transaction, IAC received VUE Class A and Class B preferred interests, the liquidation amount of which was $750 million and $1.75 billion, respectively, (the latter being exchangeable for up to 56.6 million IAC shares, via put and call options agreed between Vivendi Universal and IAC). These preferred interests have the following characteristics:

—	Class A preferred interests: Paid-In-Kind (PIK) interest at 5% per year; maturity on the 20th anniversary of the closing (i.e., May 2022).

—	Class B preferred interests: dividends at 3.6% per annum and PIK accretion at 1.4% per annum; exchangeable on Vivendi Universal’s or IAC’s initiative after 20 years.

These preferred interests were transferred to NBCU in May 2004 (please refer to note 3.1 “NBC-Universal transaction completed on May 11, 2004”).

(f)	Following the exercise of a put option by investors in March 2003, Vivendi Universal redeemed most of these bonds exchangeable for Veolia Environnement shares at a total cost of €1.8 billion.

(g)	As of December 31, 2003, 6,023,946 bonds were outstanding. They were fully repaid in cash in January 2004.

(h)	Corresponds to accrued interest.

(i)	Bank overdrafts and other short-term borrowings are comprised of numerous individual items. Of the total, €3,424 million is fixed rate debt with interest rates ranging from 0% to 9% and €1,378 million is floating rate debt with interest rates ranging from EURIBOR 3 months -0.3% to LIBOR USD 1 year +8%.

     17.3. Financial Net Debt as of December 31, 2002

			December 31, 2002
				Bank Overdrafts and Other Short-Term Borrowings
				Current
				Portion of
			Long-Term	Long-Term		Other Short-		Total Short-
(In millions of euros)			Debt	Debt		Term Debt		Term Debt	Total
€3 billion multicurrency revolving credit facility			€—	€—		€3,074		€3,074	€3,074
VUE — $1.62 billion loan			—	—		1,573		1,573	1,573
Capital leases			274	—		—		—	274
Other secured debt	(a	)	507	20	(b)	1,645		1,665	2,172

Total secured debt	(c	)	€781	€20		€6,292		€6,312	€7,093

VUE Class A and B preferred interests			2,507	—		—		—	2,507
Other	(a	)	1,355	120		651		771	2,126

Total unsecured subsidiaries’ debt			€3,862	€120		€651		€771	€4,633

Veolia Environnement exchangeable 2% (March 2006)			1,809	—		30		30	1,839
Vivendi Universal convertible 1.25% (OCEANE — January 2004)			1,699	—		21		21	1,720
Vinci exchangeable 1% (March 2006)			527	—		4		4	531
BSkyB exchangeable 1% (July 2003)			—	1,440		7		1,447	1,447
Other	(a	)	1,777	416		176		592	2,369

Total other unsecured debt			€5,812	€1,856		€238		€2,094	€7,906

Financial gross debt			€10,455	€1,996		€7,181	(d)	€9,177	€19,632

Cash and cash equivalents									(7,295)

Financial net debt									€12,337

(a)	Comprised of numerous individual items, for a total of €2,407 million in fixed rate debt with interest rates ranging from 0% to 15%, maturing from 2004 to 2040, and €1,232 million in floating rate debt with interest rates ranging from LIBOR GBP
-0.58% to EURIBOR +3%, maturing from 2004 to 2012.

(b)	Including various revolving credit facilities totaling €850 million, Société Générale’s €215 million and €275 million revolving credit facilities and CDC IXIS’s €200 million revolving credit facility.

(c)	The debt is considered as secured whenever the creditor(s) of the debt is/are backed by (i) a pledge on the borrower and/or its guarantors’ assets, and/or (ii) guarantees provided by the borrower and/or its guarantors.

(d)	Bank overdrafts and other short-term borrowings are comprised of numerous individual items. Of the total, €1,501 million is fixed rate debt with interest rates ranging from 1% to 6.5%, and €7,676 million is floating rate debt with interest rates ranging from EURIBOR +0% to LIBOR USD +5%.

     17.4. Supplemental information regarding long-term debt

	December 31,
(In millions of euros)	2004	2003		2002
Total long-term debt detailed by:
Currency:
EUR	€3,731		€4,262		€7,146
USD	810		5,154		2,933
GBP	—		205		288
Other	8		—		88

Total	€4,549		€9,621		€10,455

Maturity:
Due between one and two years	€957		€473		€2,878
Due between two and four years	2,497	}	5,800	}	4,013
Due between four and five years	639
Due after five years	456		3,348		3,564

Total	€4,549		€9,621		€10,455

Nature of interest rate:
Fixed interest rate	€2,595		€6,866		€8,925
Floating interest rate	1,954		2,755		1,530

Total	€4,549		€9,621		€10,455

NOTE 18. OTHER NON-CURRENT LIABILITIES AND ACCRUED EXPENSES AS OF DECEMBER 31, 2004, 2003 AND 2002

				December 31,
(In millions of euros)	Note			2004	2003	2002
Sports rights		(a	)	€2,134	€695	€1,065
Advance lease payments in respect of Qualified Technological Equipment operations	1.1			865	—	—
Net cost of dividends on the VUE Class B preferred interests	3.1	(b	)	244	—	—
Royalties payable, participations and commitments		(c) (*	)	286	1,101	1,386
Accrued compensation and other benefits				—	23	184
Accrual for exit activities related to the acquisition of Seagram				14	16	56
Contingent price adjustment tow ards Rondor ‘s previous shareholders				—	—	223
Other				283	572	980

Total other non-current liabilities and accrued expenses				€3,826	€2,407	€3,894

(*)	The reduction in royalties payable as of December 31, 2004 primarily results from the deconsolidation of VUE on May 11, 2004.

(a)	Mainly includes broadcasting rights obtained by Canal+ in December 2004 to the French National Football League 1 for €1,800 million.

(b)	Corresponds to the net present value of after tax dividends of 3.6% per annum which will be paid to IAC.

(c)	In 2004, includes €64 million for the reversal of excess provisions recorded in 2000 as part of the UMG purchase price adjustment. This provision reversal, recorded in operating income, does not impact net income as it is offset by an exceptional goodwill amortization.

NOTE 19. ACCOUNTS PAYABLE AS OF DECEMBER 31, 2004, 2003 AND 2002

			December 31,
(In millions of euros)			2004	2003	2002
Trade accounts payable and other			€9,202	€11,335	€11,955
Social costs payable			845	926	1,318

Total accounts payable	(a	)	€10,047	€12,261	€13,273

(a)	Including €7,866 million payable in 2005.

NOTE 20. OPERATING INCOME FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

     20.1. Breakdown of Revenues and Costs of Revenues

	Year Ended December 31,
	2004	2003	2002
(In millions of euros)
Product sales, net	€7,779	€11,721	€19,333
Service revenues	12,758	12,933 (a)	38,773
Other revenues	891	828	44

Total revenues	€21,428	€25,482	€58,150

Cost of products sold	(5,079)	(7,793)	(12,750)
Cost of service revenues	(6,228)	(7,126)	(27,788)
Expenses applicable to other revenues	(326)	(349)	(36)

Total cost of revenues	€(11,633)	€(15,268)	€(40,574)

(a)	In 2002, included excise taxes and contributions collected by Veolia Environnement on behalf of local authorities in an amount of €1,675 million.

     20.2. Research and Development Costs

Vivendi Universal’s total research and development costs were €196 million, €170 million and €117 million in 2004, 2003 and 2002, respectively.

     20.3. Personnel Costs and Numbers of Employees

Vivendi Universal personnel costs, including employee profit sharing, were €2,023 million (excluding VUE, deconsolidated on May 11, 2004, which personnel costs were €529 million in 2003), €2,767 million and €12,147 million in 2004, 2003 and 2002, respectively.

In 2004, Vivendi Universal had an average of 39,181 employees (excluding VUE, deconsolidated on May 11, 2004) versus 49,617 employees in 2003 and 334,574 employees in 2002 (of which 257,129 were Veolia Environnement employees, including 50,818 employees of companies consolidated using the proportionate method) (unaudited data).

NOTE 21.	COMPENSATION FOR EXECUTIVE OFFICERS, SENIOR EXECUTIVES AND DIRECTORS IN 2004

In accordance with CRC Rule 99-02 (paragraph 425), Vivendi Universal provides the amount of the remuneration allocated in 2004 to the members of its managerial bodies.

21.1.	Compensation of Executive Officers

The Board of Directors sets the compensation of the company officers and executive management based on a proposal from the Human Resources Committee. Compensation consists of a fixed and variable portion. The variable portion was determined by the Board of Directors on March 16, 2004, using the following criteria: (a) the company’s improved financial performance (64%) with a target adjusted net income of €600 million, excluding the impact of the Consolidated Global Profit Tax System (32%), and an operating cash flow objective of €2.88 billion (32%), and (b) achievement of the company’s priority objectives (36%) including the clarification of strategic stakes, as they were identified by the Board of Directors in its meeting of December 9, 2003 (6%); closing of the NBC-Universal transaction and optimization of the relationship with IAC (6%); reorganization of UMG (6%); reorganization of VUG (6%); implementation of main remaining sales (6%) and optimization of the group’s tax situation and financial expenses (6%).

21.2.	Compensation of Chairman and Chief Executive Officer

Based on a proposal from the Human Resources Committee, the Board of Directors on March 16, 2004 set the following guiding principles (which have remained unchanged since 2003) for the compensation of the Chairman and Chief Executive Officer for 2004: gross annual fixed salary of €1 million; target bonus of 150% (maximum of 250%); and 800,000 stock options with no discount, for which the per unit benefit on the date of the granting is calculated at €4.78(1). For retirement, the CEO receives 2.5% of the target compensation per year of service as Chairman and CEO, with the possibility of cash withdrawals.

In 2004, Jean-René Fourtou, Chairman and CEO, received gross compensation in the amount of €3,449,563 from Vivendi Universal. The compensation payments in 2004 and 2003 are set forth hereunder:

			2004		2003
(In euros)			compensation		compensation
Fixed salary				€1,000,008		€1,000,008
2003 bonuses paid in 2004				2,425,000		—
2002 2nd half bonus paid in 2003				—		1,250,000
Fringe benefits and miscellaneous	(a	)		24,555		6,212

Total				€3,449,563		€2,256,220

(a)	In 2004, this amount includes employer retirement and contingency fund contributions exceeding the legal deductible threshold (which are included back into taxable income) and a company car.

Jean-René Fourtou currently holds 400,000 Vivendi Universal shares including 128,622 as usufruct. He waived directors’ fees for his position as Chairman and CEO of Vivendi Universal and for the duties he performed on behalf of Vivendi Universal’s controlled subsidiaries as this term is defined in Article L. 233-16 of the French Commercial Code.

In order to limit the gain resulting from the announcement of the authorization to use the Consolidated Global Profit Tax System, estimated at the time by financial analysts at €2 per share, three executive managers of Vivendi Universal, Mr Jean-René Fourtou and Messrs. Jean-Bernard Lévy and Jacques Espinasse, have decided, upon request of the French Ministry of Economy and Finance, not to exercise a certain number of subscription options for new Vivendi Universal shares granted since their arrival in the Group to the date of the application of the Consolidated Global Profit Tax System with the Ministry. The number of options that will actually be declined will be determined when and if these options are exercised.

(1) The evaluation of the benefit resulting from the options granted is provided for information purposes only. It was calculated according to the “binomial” method used when applying the IFRS 2 standard regarding the evaluation of compensation paid in shares (shares based payment). This theoretical evaluation does not necessarily correspond to the gain that might be obtained when the shares are sold. The actual gain will depend on the evolution of the share price on the date when the option is exercised and the date of sale of the shares subscribed by exercising the option.

21.3.	Compensation of Senior Executives

The top ten compensation packages paid by Vivendi Universal SA during fiscal year 2004 totaled €11.965 million gross, including benefits in kind. In addition, the amount of the top ten packages for operational executives paid in the group in 2004, including nine American executives, was €54.561 million, including benefits in kind. The senior executives waived directors’ fees for their duties as directors or permanent representatives within controlled subsidiaries (as this term is defined in Article L. 233-16 of the French Commercial Code).

21.4.	Compensation of Directors

Each director receives for a full year’s service a fixed director’s fee of €25,000 and a variable portion of €25,000 based on his actual attendance at meetings of the Board. The amount is increased by €4,500 per meeting for Committee members present, and is doubled for serving as Committee Chairman.

Directors’ fees are prorated based on appointment or resignation dates and per quarter served. The gross amount of directors’ fees paid in 2004 amounted to €901,125.

NOTE 22.	OTHER FINANCIAL EXPENSES, NET OF PROVISIONS, FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

		Year Ended December 31, 2004
			Financial
		Financial	provisions,
		(expense) /	(accrual) /
(In millions of euros)	Note	income	reversal	Net
Premium on call options on Veolia Environnement shares	3.2	€173	€—	173
Mark-to-market of DuPont shares	8.2	—	31	31
Divestiture of VIVA Media shares		26	—	26
Loss incurred on the settlement of interest rate swaps		(56)	67	11
Loss incurred on the sale of treasury shares to employees exercising their stock options	11.1	€(23)	€—	(23)
Provision on put option on interest in Cegetel SAS granted to SNCF	14	—	(35)	(35)
Amortization of deferred charges related to bond issuance, facilities and other		(70)	—	(70)
Senior Notes redemption costs	17.1	(350)	—	(350)
Other, net		1	(11)	(10)

		€(299)	€52	€(247)

			Year Ended December 31, 2003
				Financial
			Financial	provisions,
			(expense) /	(accrual) /
(In millions of euros)			income	reversal	Net
Sale of InterActiveCorp warrants	(a	)	€(329)	€454	€125
Mark-to-market of DuPont shares			—	142	142
Termination of LineInvest total return swap	(b	)	—	97	97
Improvement of Vivendi Universal proportionate share in SFD shareholders’ equity			—	86	86
Sale of impaired investment in Softbank Capital Partners			29	—	29
Losses related to put options on treasury shares			(104)	104	—
Redemptions premiums on Veolia Environnement and BSkyB exchangeable bonds			(102)	102	—
Sale of Vinci call options			(39)	13	(26)
SEC Fair Fund	(c	)	—	(40)	(40)
Fees related to the implementation of the refinancing plan			(50)	—	(50)
Evaluation of put option on interest in Cegetel SAS granted to SNCF			—	(85)	(85)
Amortization of deferred charges related to bond issuances, facilities and other			(129)	(64)	(193)
SFD debt forgiveness vis-a-vis SFR	(d	)	(200)	—	(200)
Foreign exchange loss			(228)	—	(228)
Other, net			(49)	(117)	(166)

			€(1,201)	€692	€(509)

(a)	The IAC warrants, marked-to-market as of December 31, 2002, were sold in 2003 for a total consideration of €600 million.

(b)	Reversal of the provision accrued in 2002 to cover the market risk under the terms of the total return swap agreed with LineInvest in the event of a payment by AOL Time Warner in its own shares in connection with the sale of certain preferred shares of AOL Europe held by Vivendi Universal in 2001.

(c)	On December 23, 2003, Vivendi Universal reached a final settlement with the US Securities and Exchange Commission (SEC), which concluded the SEC’s investigation into Vivendi Universal. As part of that settlement, the SEC filed a complaint against Vivendi Universal and Messrs. Messier and Hannezo in the United States District Court for the Southern District of New York on December 23, 2003, containing certain allegations against Vivendi Universal and Messrs. Messier and Hannezo. The SEC did not allege that any of Vivendi Universal’s financial statements were false or misleading and did not require Vivendi Universal to restate any of its past financial statements. In a Consent Decree also filed in Court on December 23, 2003, Vivendi Universal agreed, without admitting or denying any liability, (i) not to violate certain specified provisions of the US securities laws in the future; and (ii) to deposit $50,000,001 (a civil penalty and a $1 disgorgement) into a “fair fund” established pursuant to Section 308 of the Sarbanes-Oxley Act of 2002. Vivendi Universal expects that the “fair fund” will, in due course, be distributed to certain Vivendi Universal shareholders under a plan of distribution to be established by the SEC. Messrs. Messier and Hannezo also settled with the SEC by entering into separate Consent Decrees. As part of his settlement with the SEC, Mr. Messier agreed to relinquish all his claims against Vivendi Universal under his termination agreement and to give up the approximately $25 million that he was claiming from Vivendi Universal.

(d)	This debt cancellation was offset by an improvement in SFD’s net income and shareholders’ equity, which positively impacted SFR equity earnings as SFD is 49% held by SFR.

			Year Ended December 31, 2002
				Financial
			Financial	provisions,
			(expense) /	(accrual) /
(In millions of euros)			income	reversal	Net
Sale of Vinci shares			€153	€—	€153
Foreign exchange gain			24	—	24
Mark-to-market of the investment in Elektrim	(a	)	—	(86)	(86)
Potential market risk on AOL Time Warner shares			—	(97)	(97)
Impairment of Softbank Capital Partners investment			—	(120)	(120)
Mark-to-market of DuPont shares			—	(173)	(173)
Amortization of deferred charges related to bond issuances, facilities and other			—	(174)	(174)
Impairment of investments in international telecom			—	(175)	(175)
Fees related to the implementation of the refinancing plan			(193)	—	(193)
Impairment of investments in UGC and UGC Ciné Cité	(b	)	—	(220)	(220)
Premium paid on call options on treasury shares			—	(226)	(226)
Mark-to-market of interest rate swaps			—	(261)	(261)
Mark-to-market of IAC warrants			—	(454)	(454)
Impairment of Elektrim Telekomunikacja investment	(c	)	—	(609)	(609)
Losses related to put options on treasury shares			(589)	(104)	(693)
Other, net			91	(196)	(105)

			€(514)	€(2,895)	€(3,409)

(a)	Comprised the mark-to-market of the Elektrim investment of - €21 million and the mark-to-market of related marketable securities of - € 65 million.

(b)	Comprised the impairment of investments in UGC and UGC Ciné Cité in the amount of - €101 million and the impairment of UGC bonds in the amount of - €119 million.

(c)	Comprised a - €406 million impairment of this investment and a - €203 million impairment of the related loan.

NOTE 23.	GAIN (LOSS) ON BUSINESSES SOLD, NET OF PROVISIONS, FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

			Income / (Expense)
				Provision
				(accrual) /
Year Ended December 31, 2004	Note		Gross	reversal	Net
			(In millions of euros)
80% of VUE	3.1		€(1,793)	€—	€(1,793)
15% of Veolia Environnement	3.2		1,316	—	1,316
Various liquidation bonuses			(1)	75	74
“Flux-divertissement” business of StudioExpand and Canal+ Benelux			42	24	66
UCI Cinemas			64	—	64
Sportfive			22	22	44
Kencell			45	(7)	38
Abandonment of Internet operations			—	34	34
Monaco Telecom			26	(5)	21
Atica & Scipione			(8)	—	(8)
NC Numéricâble (in process)			—	(56)	(56)
Other, net			(6)	66	60

	(a	)	€(293)	€153	€(140)

(a)	Income tax and minority interests related to gains on businesses sold, net of provisions, were – €10 million and €1 million, respectively.

			Income / (Expense)
				Provision
				reversal /
Year Ended December 31, 2003	Note		Gross	(accrual)	Net
			(In millions of euros)
Telepiù		(a)	€(137)	€352	€215
Consumer Press Division			104	—	104
Sogecable (dilution)			71	—	71
Other Canal+ Group subsidiaries			93	(34)	59
Comareg			42	—	42
Internet subsidiaries			32	6	38
International telecom assets			30	—	30
Interest in Cegetel S.A. sold to SNCF in connection with the merger of Cegetel S.A. and Telecom Développement	30		24	—	24
Xfera			91	(75)	16
UGC (dilution)			(47)	—	(47)
Other, net			(16)	66	50

		(b)	€287	€315	€602

(a)	The net gain results from improvements in working capital recorded by Telepiù during the first quarter of 2003.

(b)	Income tax and minority interests related to gains on businesses sold, net of provisions, were – €21 million and €11 million, respectively.

			Income /
Year Ended December 31, 2002			(Expense)
			(In millions of euros)
BSkyB shares (250 million)			€1,588
Veolia Environnement (divestitures and dilution)			1,419
European publishing activities			329
Canal+ Digital			172
Vizzavi Europe			90
Sithe shares			(232)
VUP Professional and Health divisions			(298)
Telepiù	(a	)	(360)
Echostar shares	(b	)	(674)
Houghton Mifflin			(822)
Other, net			(163)

	(c	)	€1,049

(a)	This transaction, agreed to on October 1, 2002, was subject to regulatory approval obtained in April 2003.

(b)	On December 18, 2002, Vivendi Universal sold its entire EchoStar equity position, 57.6 million class A common shares, back to EchoStar. Total net proceeds of the sale were $1,066 million. Vivendi Universal held these shares following the conversion of 5.8 million class D EchoStar preferred stock in January 2002 for an amount of $1.5 billion.

(c)	Income tax and minority interests related to gains on businesses sold, net of provisions, were – €1,022 million and €211 million, respectively.

NOTE 24. INCOME TAX FOR THE 2004, 2003 AND 2002 FISCAL YEARS

     24.1. Consolidated Global Profit Tax System

On December 23, 2003, Vivendi Universal applied to the Ministry of Finance for permission to use the Consolidated Global Profit Tax System under Article 209 quinquies of the French tax code. Authorization was granted by an order, dated August 22, 2004, and notified on August 23, 2004, for a five-year period beginning with the taxable year 2004. This period may be extended. Vivendi Universal is thus entitled to consolidate its own profits and losses (including tax losses carried forward as of December 31, 2003) with the profits and losses of its subsidiaries operating within and outside France. Subsidiaries in which Vivendi Universal owns at least 50% of outstanding shares, both French and foreign, as well as Canal+ S.A., fall within the scope of the Consolidated Global Profit Tax System, including but not limited to UMG, VUG, CanalSatellite and SFR. 2004 Finance Act authorized the unlimited carry forward of existing ordinary losses as of December 31, 2003, which, combined with Vivendi Universal’s permission to use the Consolidated Global Profit Tax System, enables Vivendi Universal to maintain its capacity to maximize the value of ordinary losses carried forward.

In the absolute, with Vivendi Universal S.A. reporting ordinary losses of €11.8 billion as of December 31, 2004, as the head of the tax group, Vivendi Universal could realize maximum tax savings of approximately €3.8 billion (undiscounted value), at current income tax rates (excluding additional contributions) by the end of the loss relief period. Nonetheless, the period during which losses will be relieved cannot currently be determined with sufficient precision given the uncertainty associated with any economic activity. As such, at the December 31, 2004 year-end, Vivendi Universal recognized in its 2004 income tax the expected tax savings relating to the current year (€464 million) and a deferred tax asset in the amount of expected tax savings in 2005 (€492 million) based on budget forecasts.

Overall, receipt of authorization to use the Consolidated Global Profit Tax System generated a tax saving of €956 million in 2004. Vivendi Universal’s first tax return in respect of 2004 consolidated net income must be filed with the tax authorities by November 30, 2005 at the latest.

24.2.	Components of Income tax

	Year Ended December 31,
(In millions of euros)	2004		2003		2002
Current
Impact of the Consolidated Global Profit Tax System	464		—		—
Current income tax charge	(1,394)	(a)	(434)		(948)

	€(930)		€(434)		€(948)

Deferred
Impact of the Consolidated Global Profit Tax System	492		—		—
Other changes of the valuation allowance on deferred tax assets	61		208		(511)
Impact of the change(s) in tax rates	(10)		—		—
Other income (expenses) of deferred tax	(13)	(b)	634	(b)	(1,097)

	€530		€842		€(1,608)

Income tax	€(400)		€408		€(2,556)

(a)	In 2003, includes tax savings relating to the rationalization of the SFR Cegetel structure (€515 million)

(b)	In 2003, includes, in particular, the reversal of a €477 million reserve recorded in 2002 in respect of a potential contractual liability for tax indemnification that might have arisen in 2002 if VUE had been unable to secure refinancing for the bridge loan relating to the Vivendi Universal Entertainment Leveraged Partnership Distribution dated May 7, 2002.

The following table provides a breaks down of the income tax and tax paid by geographical area.

			Year Ended December 31,
(In millions of euros)			2004		2003		2002
Current
France	(a	)	(430)	(b)	(229)		(741)
U.S.			(247)		85		(133)
Other jurisdictions			(253)		(290)		(74)

Total current income tax			€(930)		€(434)		€(948)

Deferred
France			318		213		(940)
U.S.			209	(c)	457	(c)	(523)
Other jurisdictions			3		172		(145)

Total deferred income tax			€530		€842		€(1,608)

Income tax			€(400)		€408		€(2,556)

Income tax paid
France	(d	)	(333)	(d)	(612)		(614)
U.S.			(17)		(47)		(278)
Other jurisdictions			(230)		(583)		(360)

Total income tax paid			€(580)		€(1,242)		€(1,252)

(a)	In 2004, includes tax savings resulting from adoption of the Consolidated Global Profit Tax System (€464 million).

(b)	In 2003, includes tax savings relating to the rationalization of the SFR Cegetel structure (€515 million).

(c)	In 2003, includes, in particular, the reversal of a €477 million reserve recorded in 2002 in respect of a potential contractual liability for tax indemnification that might have arisen in 2002 if VUE had been unable to secure refinancing for the bridge loan relating to the Vivendi Universal Entertainment Leveraged Partnership Distribution dated May 7, 2002.

(d)	In 2004, includes tax savings relating to the rationalization of the SFR Cegetel structure (payment of €63 million in 2004 compared to €554 million in 2003).

24.3.	Effective Income Tax Rate

			Year Ended December 31,
(In millions of euros, except %)	Note		2004		2003	2002
Net income (loss)			€754		€(1,143)	€(23,301)

Income tax			400		(408)	2,556
Minority interests			1,030		1,212	844

Net income (loss) before income tax and minority interests			€2,184		€(339)	€(19,901)

French statutory tax rate			35.4%		35.4%	35.4%
Theoretical income tax based on French statutory tax rate			(773)		120	7,045

Reconciliation from theoretical to effective income tax:
Tax savings related to the Consolidated Global Profit Tax System	24.1		956		—	—
Foreign currency translation adjustment on the divestiture of 80% of VUE	3.1	(a)	(745)		—	—
Consolidation adjustments on capital gain related to the divestiture of 15% of Veolia Environnement	3.2	(a)	289		—	—
Tax losses			(162)		508	(2,886)
Nondeductible goodwill amortization and impairment losses		(a)	(237)		(1,032)	(6,985)
Income from equity affiliates		(a)	78	(b)	(46)	(98)
Long-term capital gains (losses) taxed at reduced tax rate			81		45	(477)
Other, net			113		813	845

Effective income tax			€(400)		€408	€(2,556)

Effective income tax rate			18.3%		120.4%	-12.8%

(a)	Non-taxable consolidation adjustments.

(b)	In 2003, included the Veolia Environnement impairment.

24.4.	Components of Deferred Taxes Assets and Liabilities

									Foreign		Changes in		Balance at
			Balance at December 31,				Accruals		Currency		Scope of		December
							and		Translation		Consolidation		31, 2004
(In millions of euros)			2002 (a)		2003		reversals		Adjustment		and Other
Deferred tax assets
Tax losses carried forward			€4,182		€4,315		€(297)		€—		€24	(b)	€4,042
Long-term losses			4,201		4,701		(175)		—	(c)	(4,493	) (c)	33
Purchase accounting depreciation of assets			1,157		1,278		45		(2	) (d)	(828)		493
Other temporary differences			826		728		1		—		112		841

Gross deferred tax assets			10,366		11,022		(426)		(2)		(5,185)		5,409
Depreciations	(e	)	(8,753)		(9,476	) (f)	1,051		—	(c)	4,235		(4,190)

Total deferred tax assets			€1,613		€1,546		€625		€(2)		€(950)		€1,219

Deferred tax liabilities
Purchase accounting revaluation of assets	(g	)	€3,887		2,530		(15)		(2	) (d)	(1,781)		732
DuPont share redemption			1,574	(h)	1,271		—	(h)	(108)		—		1,163
Spirits and wine sale			1,020	(i)	669		(15)		(60)		(4)		590
Other			1,376	(j)	653		125		(17)		(39)		722

Total deferred tax liabilities			€7,857		€5,123		€95		€(187)		€(1,824)		€3,207

Net deferred tax liability			€6,244		€3,577		€(530)		€(185)		€(874)		€1,988

(a)	Includes some transfers between the different deferred tax categories compared with 2002 data as reported in 2003, primarily purchase accounting reevaluation of assets of €1,637 million transferred from “Other”.

(b)	As of December 31, 2004, before the impact of the Consolidated Global Profit Tax System, Vivendi Universal reported tax losses carried forward of €13.4 billion (€12.5 billion available for unlimited carry forward, including €11.8 billion in respect of the Vivendi Universal S.A. tax group, compared to €11.3 billion as of December 31, 2003). In 2004, the Consolidated Global Profit Tax System enabled the offset of Vivendi Universal S.A. tax group losses of €1,392 million, generating tax savings in 2004 of €464 million. As such, after the impact of the Consolidated Global Profit Tax System, Vivendi Universal group reported corporate tax losses of €12 billion at a rate of 33.33%.

(c)	Article 39 of the amended 2004 Finance Act introduced a progressive capital gains tax exemption over three years. As such, Vivendi Universal will only be able to relieve current long-term capital losses against capital gains realized in 2005 and 2006, at the tax rates prevailing in these years (2005: 15%; 2006: 8%). Application of these principles led Vivendi Universal to recognize a restricted deferred tax asset of €33 million.

(d)	The decrease as of December 31, 2004 primarily results from the deconsolidation of VUE as of May 11, 2004.

(e)	Estimated based on gross assets value prospects.

(f)	Following its admission to the Consolidated Global Profit Tax System, Vivendi Universal reversed a €492 million provision in 2004 (please refer to paragraph 24.1 above).

(g)	These tax liabilities generated by asset revaluations as a result of the purchase price allocation of company acquisition costs are cancelled on the amortization or divestiture of the underlying asset and generate no current tax charge.

(h)	The changes recognized between 2002 and 2004 mainly relate to foreign currency translation adjustments. The tax treatment reported by Seagram in 1995 with respect to the DuPont share redemption is being challenged by the US Internal Revenue Service. Please refer to note 28.5 “Contingent liabilities”.

(i)	The decrease compared with December 31, 2002, mainly relates to provision reversals resulting from the conclusion of tax audits covering prior taxable periods and reversals of tax reserves that are no longer required due to settlement or to the resolution of the litigations for which provisions were made.

(j)	The decrease between 2002 and 2003, was mainly due to the reversal of a €477 million reserve recorded in 2002 in respect of a potential contractual liability for tax indemnification that might have arisen in 2002 if VUE had been unable to secure refinancing for the bridge loan relating to the Vivendi Universal Entertainment Leveraged Partnership Distribution dated May 7, 2002. In addition, in 2003 Vivendi Universal reversed tax reserves that were no longer required following the conclusion of tax audits.

24.5.	Tax Audits

The years ended December 31, 2002, 2003 and 2004 are open to tax audits by the respective tax authorities of the jurisdictions in which Vivendi Universal has operations. Various taxation authorities have proposed or levied assessments for additional income tax in respect of prior years. Management believes that settlements will not have a material impact on the results of operations, financial position or liquidity of Vivendi Universal.

NOTE 25. CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, 2002

25.1.	Depreciation and Amortization

	Year Ended December 31,
(In millions of euros)	2004	2003	2002
Depreciation of property, plant and equipment	€1,158	€1,211	€3,223
Amortization of other intangible assets	685	766	1,098
Other operating provisions and allowances, net	75	(130)	—
Goodwill amortization	638	1,120	1,277
Impairment losses	31	1,792	18,442

Total depreciation and amortization	€2,587	€4,759	€24,040

25.2.	Changes in working capital

	Year Ended December 31,
(In millions of euros)	2004	2003	2002
Inventories and work-in-progress	€93	€189	€179
Accounts receivable	(127)	330	(457)
Other assets	(28)	(245)	(777)

Working capital assets	€(62)	€274	€(1,055)
Accounts payable	(801)	406	(1,836)
Other liabilities and accrued expenses	49	(802)	905

Working capital liabilities	€(752)	€(396)	€(931)

Net change in working capital	€690	€670	€(124)

25.3.	Cash dividends

			Year Ended December 31,
(In millions of euros)			2004	2003	2002
Dividends received from NBC Universal			€357	€—	€—
in June	(a	)	224	—	—
in September	(b	)	78	—	—
in December	(b	)	55	—	—
Dividends received from Veolia Environnement			45	45	—
Other dividends received from equity affiliates			8	14	179

Dividends received from equity affiliates			€410	€59	€179

Dividends paid by SFR to its minority shareholders			(1,470)	(540)	—
Dividends paid by Maroc Telecom to its minority shareholders			(303)	(150)	(40)
Dividends paid by Veolia Environnement Group to its minority shareholders			—	—	(180)
Other dividends paid to minority shareholders			(77)	(47)	(32)

Dividends paid by consolidated companies to their minority shareholders			€(1,850)	€(737)	€(252)

Dividends paid by Vivendi Universal S.A.			—	—	(1,048)

Dividends received from SFR			1,854	621	—
Dividends received from Maroc Telecom (after a 10% deduction at source)			146	73	19
Dividends received from Veolia Environnement			—	—	120
Dividends received from Vivendi Universal Publishing			—	—	658

Main intercompany dividends with no impact on the group cash position			€2,000	€694	€797

(a)	In 2004, as part of the Business Combination Agreement between Vivendi Universal, GE and NBC, Vivendi Universal paid over the entire cash flow generated by VUE (that is €614 million) from October 1, 2003 to May 11, 2004. In addition, as decided by the NBCU Board of Directors, Vivendi Universal received a dividend corresponding to 20% (before Universal Studios Holding Corp. minority interests) of the cash generated by NBC and VUE between October 1, 2003 and May 11, 2004.

(b)	The shareholders’ agreements provide for a quarterly cash distribution, where distributable earnings exist and subject to approval by the NBCU Board of Directors. The dividends received are netted from the after tax cost of VUE Class B preferred interests (for the period from May 11 to December 31 in 2004). Please refer to note 18 “Other non-current liabilities and accrued expenses as of December 31, 2004, 2003 and 2002”.

25.4.	Non-cash Investing and Financing Activities

	Year Ended December 31,
(In millions of euros)	2004	2003	2002
Purchase of affiliates by issuance of common stock	€—	€—	€1,219
Issuance of common stock in settlement of note payable	€—	€—	€—

NOTE 26. BUSINESS SEGMENT DATA FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, 2002

26.1. Geographic Data

	Year Ended December 31,
(In millions of euros)	2004		2003		2002
Revenues
France	€12,075	56%	€11,515	45%	€26,391	45%
Rest of Europe	2,749	13%	4,359	17%	15,092	26%
United States of America	3,704	17%	6,238	25%	10,810	19%
Rest of World	2,900	14%	3,370	13%	5,857	10%

Total Vivendi Universal	€21,428	100%	€25,482	100%	€58,150	100%

	December 31,
(In millions of euros)	2004	2003	2002
Long-term assets
France	€12,325	€9,907	€15,356
Rest of Europe	4,961	6,065	4,087
United States of America	12,071	23,338	17,477
Rest of World	2,230	1,254	11,575

Total Vivendi Universal	€31,587	€40,564	€48,495

26.2.	Business Segment Data

Each reporting segment is a business unit that offers different products and services that are marketed through different channels. Segments are managed separately because of their unique customer base, technology, marketing and distribution requirements. As of December 31, 2004, Vivendi Universal had two main businesses with different segments: Media with Canal+ Group, UMG and VUG; and Telecom with SFR Cegetel and Maroc Telecom.

On May 11, 2004, Vivendi Universal divested (from an accounting standpoint) 80% of its interest in VUE and acquired 20% of NBC. The 20% interest in NBCU stemming from the combination of this acquisition and the 20% residual historical interest in VUE, is reported in the Holding & Corporate segment.

Management evaluates the performance of these segments and allocates resources to them based on several performance measures. There are no significant intersegment revenues; however, corporate headquarters allocates a portion of its costs to each of the operating segments.

26.2.1.	Consolidated statement of income by business segment

											Vivendi	Vivendi
			Universal	Vivendi					Holding &	Non core	Universal	Universal	Veolia	Total
	Canal+		Music	Universal		SFR	Maroc		Corporate	operations	excl. VUE	Entertainment	Environnement	Vivendi
(In millions of euros)	Group		Group	Games	Media	Cegetel	Telecom	Telecom	(a)	(b)	and VE	(c)	(d)	Universal
Year ended December 31, 2004
Revenues	€3,580		€4,993	€475	€9,048	€8,317	€1,627	€9,944	€—	€109	€19,101	€2,327	na*	€21,428
Operating expenses excl. D&A	(3,165)		(4,250)	(583)	(7,998)	(5,132)	(691)	(5,823)	(208)	(85)	(14,114)	(1,909)		(16,023)
Depreciation and amortization (D&A)	(224	)(e)	(342)	(40)	(606)	(890)	(248)	(1,138)	(15)	(19)	(1,778)	(65)		(1,843)
Other	7		(63)	(35)	(91)	(38)	(15)	(53)	3	71	(70)	(16)		(86)

Operating income (loss)	€198		€338	€(183)	€353	€2,257	€673	€2,930	€(220)	€76	€3,139	€337	na*	€3,476

Year ended December 31, 2003
Revenues	€4,158		€4,974	€571	€9,703	€7,574	€1,471	€9,045	€—	€712	€19,460	€6,022	na*	€25,482
Operating expenses excl. D&A	(3,531)		(4,536)	(661)	(8,728)	(4,875)	(630)	(5,505)	(252)	(651)	(15,136)	(4,898)		(20,034)
Depreciation and amortization (D&A)	(282)		(287)	(89)	(658)	(759)	(218)	(977)	(37)	(98)	(1,770)	(207)		(1,977)
Other	(98)		(81)	(22)	(201)	(21)	5	(16)	(41)	82	(176)	14		(162)

Operating income (loss)	€247		€70	€(201)	€116	€1,919	€628	€2,547	€(330)	€45	€2,378	€931	na*	€3,309

Year ended December 31, 2002
Revenues	€4,833		€6,276	€794	€11,903	€7,067	€1,487	€8,554	€-	€1,385	€21,842	€6,270	€30,038	€58,150
Operating expenses excl. D&A	(4,609)		(5,315)	(623)	(10,547)	(4,738)	(701)	(5,439)	(483)	(1,404)	(17,873)	(5,073)
Depreciation and amortization (D&A)	(490)		(450)	(109)	(1,049)	(865)	(272)	(1,137)	(57)	(168)	(2,411)	(258)
Other	(59)		45	1	(13)	(15)	(46)	(61)	(125)	(298)	(497)	(123)

Operating income (loss)	€(325)		€556	€63	€294	€1,449	€468	€1,917	€(665)	€(485)	€1,061	€816	€1,911	€3,788

*na:	not applicable.

(a)	Holding & Corporate operating expenses primarily comprise occupancy costs and compensation and benefits paid to corporate employees.

(b)	Includes companies that Vivendi Universal has sold or intends to sell (Publishing and Internet through December 31, 2003 as well as VTI and Vivendi Valorisation) and the elimination of intercompany transactions.

(c)	Deconsolidated on May 11, 2004.

(d)	Includes Veolia Environnement accounted for using the equity method since December 31, 2002. Before that date, the results published by Veolia Environnement may have differed from those presented by Vivendi Universal as non-material, inter-segment transactions impact Veolia Environnement’s contribution to the Vivendi Universal financial statements. Furthermore, the definition of operating income (loss) used by Vivendi Universal differed from the EBIT figure published by Veolia Environnement, as the latter does not include restructuring charges.

(e)	Includes a €9 million impairment charge in respect of UMG’s Music Clubs in the UK and France prior to their sale in December.

26.2.2.	Consolidated statements of financial position and of cash flows by business segment

										Total
										Vivendi	Vivendi
		Universal	Vivendi					Holding &	Non core	Universal	Universal	Veolia	Total
	Canal+	Music	Universal		SFR	Maroc		Corporate	operations	excl. VUE	Entertainment	Environnement	Vivendi
(In millions of euros)	Group	Group	Games	Media	Cegetel	Telecom	Telecom	(a)(b)	(c)	and VE	(d)	(e)	Universal
December 31, 2004
Goodwill, net	€3,550	€3,615	€21	€7,186	€2,997	€725	€3,722	€4,647	€—	€15,555	na*	na*	€15,555
Other intangible assets, net	2,506	2,087	123	4,716	2,552	332	2,884	37	3	7,640	na*	na*	7,640
Investments in equity affiliates	37	22	—	59	48	—	48	773	—	880	na*	na*	880
Total assets	€7,961	€7,772	€474	€16,207	€11,319	€3,428	€14,747	€11,263	€1,071	€43,288	na*	na*	€43,288
Capital expenditures	€144	€54	€17	€215	€1,035	€210	€1,245	€3	€24	€1,487	€53	na*	€1,540

December 31, 2003
Goodwill, net	€3,500	€4,114	€50	€7,664	€3,100	€744	€3,844	€—	€77	€11,585	€6,204	na*	€17,789
Other intangible assets, net	1,410	2,514	149	4,073	2,487	336	2,823	60	53	7,009	4,769	na*	11,778
Investments in equity affiliates	231	36	—	267	50	—	50	61	2	380	703	na*	1,083
Total assets	€7,762	€9,046	€707	€17,515	€11,285	€3,440	€14,725	€3,646	€2,224	€38,110	€16,810	na*	€54,920
Capital expenditures	€207	€45	€16	€268	€936	€184	€1,120	€1	€43	€1,432	€120	na*	€1,552

December 31, 2002
Goodwill, net	€3,957	€5,479	€74	€9,510	€919	€793	€1,712	€48	€155	€11,425	€8,637	na*	€20,062
Other intangible assets, net	2,895	4,218	303	7,416	1,205	333	1,538	64	208	9,226	5,480	na*	14,706
Investments in equity affiliates	320	31	—	351	316	—	316	382	(5)	1,044	859	na*	1,903
Total assets	€11,158	€12,581	€1,002	€24,741	€7,190	€3,509	€10,699	€9,081	€3,510	€48,031	€21,302	na*	€69,333
Capital expenditures	€443	€92	€15	€550	€595	€257	€852	€17	€143	€1,562	€167	€2,405	€4,134

*na:	not applicable.

(a)	In the Consolidated Statement of Financial Position, assets allocated to Holding & Corporate are those not considered to directly relate to the operations of our business segments, including:
•	non-consolidated investments (e.g., DuPont shares);
•	non-operating short-term assets such as deferred tax assets;
•	equity affiliates, such as NBCU since May 12, 2004 and Veolia Environnement in 2002 and 2003; and
•	cash equivalents generated by divestitures in 2004: mainly 80% of Vivendi Universal’s stake in VUE and 15.3 % of Veolia Environnement.

(b)	Includes Universal Studios Holding Corp. which holds a 20% stake in NBCU.

(c)	Includes companies that Vivendi Universal has sold or intends to sell (Publishing and Internet through December 31, 2003 as well as VTI and Vivendi Valorisation).

(d)	Deconsolidated on May 11, 2004.

(e)	Includes Veolia Environnement, accounted for using the equity method since December 31, 2002 and deconsolidated on December 9, 2004.

NOTE 27. RELATED PARTY TRANSACTIONS WHICH OCCURRED DURING THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

27.1.	Related Companies

During 2004, 2003 and 2002, most Vivendi Universal related companies were equity affiliates; e.g., NBCU (as of May 12, 2004), Veolia Environnement (accounted for using the equity method since December 31, 2002 and up to December 9, 2004), Elektrim Telekomunikacja (please refer to note 7.3 “Equity accounting of Elektrim Telekomunikacja”) and Telecom Développement (until December 2003). The main related party transactions and amounts outstanding by these companies or Vivendi Universal are detailed below:

			December 31,
(In millions of euros)			2004		2003	2002
Assets
Other investments	(a	)	€435		€598	€559
Inventories and work-in-progress			21		28	—
Accounts receivable			147		69	154
Short-term loans receivable			1		130	257

Liabilities
Long-term debt	(b	)	608		—	—
Accounts payable			169		51	116
Short term borrowings			17		77	9

Profit and Loss Account
Revenues			465		408	414
Operating expenses			(500)		(979)	(919)
Financial income			46		69	62
Financial expenses			(2	) (c)	(206)	(14)

			€9		€(708)	€(457)

(a)	Includes advances granted to Elektrim Telekomunikacja by Vivendi Universal and VTI (€379 million, net of provisions, as of December 31, 2004). Please refer to Note 8.3 “Portfolio investments – Other”.

(b)	In 2004, includes the promissory note to USI, a NBCU subsidiary, for €573 million, redeemed on January 28, 2005. Please refer to note 17.1 “Financial net debt as of December 31, 2004”.

(c)	In 2003, included the SFD debt forgiveness of €200 million granted by SFR.

In 2004, 2003 and 2002, the main related company transactions were the following:

Canal+ Group

Agreement for exclusive first-broadcasting rights to NBCU studio’s production (NBCU accounted for using the equity method by Vivendi Universal since May 12, 2004)
In December 2004, Canal+ Group and NBCU signed a long-term contract which gives Canal+ Group exclusive first-broadcasting rights to NBCU studio’s production. As of December 31, 2004, this deal is accounted for as an off balance sheet commitment given of €74 million maturing 2017 at the latest. This deal is an extension of a previously signed commitment between these two groups. Between May 12 and December 31, 2004 Canal+ Group recorded operating expenses of €4 million and made cash payments of €5 million.

SFR Cegetel

Telecom Développement (2002-2003)
Telecom Développement, which merged with Cegetel S.A. to form Cegetel S.A.S. in December 2003, is linked by a commercial agreement with SFR (formerly known as Cegetel Groupe). This agreement gives Telecom Développement exclusive right to carry SFR’s long distance calls.

Specific commitment given to SNCF
Please refer to note 28.3 “Specific commitments given as of December 31, 2002, 2003 and 2004”.

Holding & Corporate

Vivendi Universal and Veolia Environnement (2002-2003)
On December 20, 2002, Vivendi Universal and Veolia Environnement entered into an agreement in order to complete the separation of the two companies, following Vivendi Universal’s divestiture of 20.4% of Veolia Environnement’s capital stock. Pursuant to this agreement, guarantee and counter-guarantee agreements originally established in June 2000 were modified. This agreement is described in note 28.3 “Specific commitments given as of December 31, 2004”.

Vinci Bonds (2002-2003)
Veolia Environnement took part indirectly in the issuance of the Vivendi Universal bonds exchangeable for Vinci shares or redeemable in cash. Vivendi Universal loaned Veolia Environnement €120 million against 1,552,305 shares of Vinci held by Veolia Environnement through Dalkia France. The terms of the loan were similar to those of the bond issued by Vivendi Universal: fixed rate interest of 1% per annum and maturing on March 1, 2006. This loan was repaid in September 2003.

Vivendi Universal Entertainment, operation deconsolidated on May 11, 2004

Theme parks (2002-2003)
VUE has equity investments in certain companies that operate theme parks (for which it provides operational management services) and pay-TV channels (for which it licenses film products). VUE earns management fees for operating the theme parks and license fees for the licensing of its film products. VUE includes management and license fees in revenues and eliminates inter-company profit. During the years ended December 31, 2003 and 2002, VUE included approximately $60.8 million and $68.7 million, respectively, of these fees in revenues. In addition, VUE deferred recognition of management fees earned of $68.8 million and $51.1 million as of December 31, 2003 and 2002, respectively, as collection is uncertain. When the collectibility issues are resolved, VUE recognizes revenues in the amount considered collectible.

27.2.	Related Parties

In 2004, 2003 and 2002, the main related party transactions were the following:

Canal+ Group

Priority option contract dated April 15, 1999 between Canal+, Group Jean-Claude Darmon, as an intermediary, and the soccer clubs of Monaco, Olympique de Marseille, Olympique Lyonnais (Lyon), Lens, Girondins de Bordeaux and Paris Saint Germain

Section 18-1 of the law on organization and promotion of physical and sporting activities, dated July 16, 1984, held that any person organizing a sporting event is the owner of the operating rights. The clubs could have been recognized as owners of these rights as well as the federations. On April 15, 1999, the soccer clubs of Monaco, Olympique de Marseille, Olympique Lyonnais (Lyon), Lens, Girondins de Bordeaux and Paris Saint Germain, Group Jean-Claude Darmon and Canal+ concluded a contract by which those clubs granted to Canal+ a priority option on the operating rights, they could be entitled to become or be recognized as owners, related to all their matches and in particular those of the French Championship. This option represented, for the whole term of the contract, an amount of €252 million.

Subsequently, following an invitation to tender and by contract on January 31, 2000, the Fédération Française de Football attributed to Canal+ the audiovisual operating rights related to the championship seasons of 2000/2001 to 2003/2004. In addition, the law passed on July 6, 2000 and modifying the 1984 law, attributed the exclusive operating rights to the federations and their assignees.

On December 31, 2002, €165 million remained to be paid in connection with this priority option contract. On February 28, 2003, the six clubs, Group Jean-Claude Darmon and Group Canal+ agreed to put an end, by anticipation, to the said contract with a comprise amount for settlement of €80 million.

Vivendi Universal Entertainment, operation deconsolidated on May 11, 2004

Transactions with IAC (2002)
Prior to May 7, 2002, VUE had various arrangements with IAC under which VUE earned fees and incurred costs. These arrangements are summarized below:
—	VUE provided certain support services to IAC under a Transition Services Agreement. These services included use of pre-production, production and post-production facilities, information technology services, physical distribution, contract administration, legal services and office space. VUE earned $3.2 million during the period from January 1, 2002 to May 6, 2002 for these services.
—	VUE and IAC had an International Television Distribution Agreement under which all programming owned or controlled by IAC outside of the US was distributed by VUE. VUE earned a 10.0% distribution fee for these services. Additionally, VUE licensed certain television programming to IAC to be aired on its cable channels. VUE earned $9.7 million during the period from January 1, 2002 to May 6, 2002 for providing these services. VUE and IAC also had a Domestic Television Distribution Agreement under which IAC distributed certain of VUE’s programming in the US. VUE incurred fees of $0.5 million during the period from January 1, 2002 to May 6, 2002 for these services.
—	Under an agreement covering approximately 50 of VUE’s films, IAC earned a distribution fee for the distribution of these films in the US. IAC was responsible for collecting and remitting the net amount, after its fee, to VUE, except for amounts applied against the advance of fees initially given to VUE. An affiliate of VUE provided certain fulfillment services on behalf of IAC in the US and Canadian home video markets. Beginning January 1, 2002, VUE replaced the affiliate providing these services. VUE incurred fees of $6.8 million during the period from January 1, 2002 to May 6, 2002 for these services.
—	VUE had several other arrangements with IAC for the purchase of advertising time and the licensing of certain properties for merchandising. VUE incurred fees of $0.5 million during the period from January 1, 2002 to May 6, 2002 for these services.

Loans to directors, officers and employees (2002-2003)
As of December 31, 2003 and 2002, VUE had loans to directors, officers and employees of approximately $26.2 million and $25.9 million, respectively. The loans bear interest at rates up to approximately 5.2% and are generally due upon termination of the director, officer or employee. The loans are secured by certain holdings of common stock, stock options and a deed of trust. Interest income recognized on these loans during 2003 and 2002 was approximately $0.7 million and $0.8 million, respectively. These loans were repaid or transferred to NBCU on May 11, 2004.

SFR

Cooperation with Vodafone (2003-2004)
Vodafone and SFR signed an agreement to increase their cooperation and their joint economies of scale in a number of different areas through: coordination of their activities in the development and rollout of new products and services, including Vodafone live!; development of operational synergies in procurement (including IT and technology); and best practice sharing.

Holding & Corporate

Edgar Bronfman, Jr.

•	Employment Arrangement (September 25, 2002 – December 3, 2003)

The employment agreement of Mr. Edgar Bronfman Jr. with Vivendi Universal US Holding Co. (a US subsidiary of Vivendi Universal S.A.), dated September 25, 2002, was suspended on May 21, 2003 due to the intention of Mr. Bronfman to lead a consortium of purchasers for the acquisition of Vivendi Universal’s US entertainment business. Effective December 3, 2003, Mr. Bronfman resigned, thereby terminating the agreement. Under this agreement, Mr. Bronfman served as an executive employee and advisor to the Chief Executive Officer of Vivendi Universal US Holding Co. with regard to the US entertainment business of Vivendi Universal US and its US affiliates. Mr. Bronfman’s salary was $1,000,000. In 2003, Mr. Bronfman’s gross wages totaled $416,666.73.

•	US pension plan

Following the completion of the Seagram acquisition, Vivendi Universal assumed the US pension plan obligations applicable to former Seagram senior executives. As a result, in 2004 and 2003, Mr. Bronfman was paid a retirement pension of, respectively, $1,928,346.48 and $1,926,269.52, calculated on the basis of his years of service.

NOTE 28. COMMITMENTS AND CONTINGENCIES

28.1.	Procedures

On an annual basis, Vivendi Universal and its subsidiaries maintain detailed records on all contractual obligations, commercial commitments and contingent liabilities, which are reviewed with senior management and updated on a quarterly basis. In order to ensure completeness, accuracy and consistency of the records, many procedures are performed, including but not limited to:
–	review of minutes of meetings of shareholders, directors, committees of the board, and management committees for matters such as contracts, litigation, and authorization of fixed asset acquisitions or divestitures;
–	review with banks of items such as guarantees and endorsements;
–	review with internal and/or external legal counsel of pending litigation, claims (in dispute) and environmental matters as well as related assessments for unrecorded contingencies;
–	review of tax examiner’s reports, notices of assessments and income tax analyses for additional prior year amounts;
–	review with risk management, insurance agents and brokers of coverage for unrecorded contingencies;
–	review of related party transactions for guarantees and other commitments; and
–	review of all contracts and agreements.

28.2.	Contractual Obligations and Commercial Commitments Given as of December 31, 2004, 2003 and 2002

Vivendi Universal and its subsidiaries have various contractual obligations and commercial commitments, which have been defined as items for which we are contractually obligated or committed to pay a specified amount at a specific point in time. Certain of these items are required to be recorded as liabilities in our Consolidated Financial Statements, for example long-term debt. Others, such as certain purchase commitments and other executory contracts are not permitted to be recognized as liabilities in our Consolidated Financial Statements, but are required to be disclosed. The following table summarizes, on the one hand, the items recorded as liabilities and, on the other hand, contractual obligations and commercial commitments as of December 31, 2004, 2003 and 2002:

Recorded as liabilities in the Consolidated				Total as of	Payments due in				Total as of December 31,
Statement of Financial Position	Note			December 31, 2004	2005	2006 - 2007	2008 - 2009	After 2009	2003	2002
				(In millions of euros)
Long-term debt	17.1			4,549	€—	€2,302	€1,791	€456	€9,621	€10,455
including capital leases	17.1			440	—	8	84	348	196	274
Bank overdrafts and other short-term borrowings	17.1			1,744	1,744	—	—	—	4,802	9,177
Sports rights	18	(a	)	2,134	531	1,287	316	—	695	1,065
Broadcasting rights		(b)(*	)	36	—	3	22	11	370	506
Creative talent and employment agreements		(c	)	121	13	52	33	23	220	250
Other				84	41	14	2	27	231	240

Total				€8,668	€2,329	€3,658	€2,164	€517	€15,939	€21,693

Other contractual obligations and commercial			Total as of	Payments due in				Total as of December 31,
commitments			December 31, 2004	2005	2006 - 2007	2008 - 2009	After 2009	2003		2002
			(In millions of euros)
Operating leases	(d	)	€1,628	€274	€443	€376	€535	€1,384		€1,868
Sports rights			—	—	—	—	—	—	(e)	1,440
Broadcasting rights	(b)(*	)	2,081	645	548	250	638	1,740		2,690
Creative talent and employment agreements	(c)(*	)	828	363	327	105	33	1,503		1,473
Real estate defeasance	(f	)	240	—	240	—	—	947		846
Other			328	93	93	32	110	1,026		701

Total			€5,105	€1,375	€1,651	€763	€1,316	€6,600		€9,018

(*)	The decrease in these commitments as of December 31, 2004 primarily results from the deconsolidation of VUE as of May 11, 2004.

(a)	Exclusivity contracts for broadcasting sporting events by Canal+ Group recorded in other non-current liabilities. As of December 31, 2004, they primarily include broadcasting rights to the coming three French Football National League 1 seasons (2005-2008) for €1,800 million.

(b)	Primarily contracts valid over several years related to the broadcasting of future film and TV productions, commitments to film productions and broadcasting rights at Canal+ Group and VUE (in 2003 and 2002). In 2004 Canal+ Group notably extended an agreement for first broadcast rights to all Twentieth Century Fox film features (covering 2007-2012).

(c)	Agreements in the normal course of business, which relate to creative talent and employment agreements principally at UMG, VUG and VUE (in 2003 and 2002).

(d)	Lease obligations assumed in the normal course of business for rental of buildings and equipment, as well as satellite capacities at Canal+ Group.

(e)	Exclusivity contracts for Canal+ Group broadcasting rights to French National Football League 1 matches for the seasons 2004-2007, on hold as of December 31, 2002.

(f)	Lease obligations related to the defeasance of real estate. Pursuant to Rule 04-03 issued on May 4, 2004 by the “Comité de la Régulation Comptable”, Vivendi Universal has fully consolidated as of January 1, 2004, Special Purpose Entities used for the defeasance of certain real estate assets. This consolidation resulted in (i) on the assets side, the recognition of certain real estate assets still defeased as of today, i.e., an increase of €245 million in “Property, plant and equipment”, and (ii) on the liabilities side, an increase of €333 million in “Long-term debt” (please refer to note 1.1 “New accounting policy: CRC Rule 04-03 issued on May 4, 2004 concerning the consolidation of Special Purpose Entities”). These amounts, recorded in the Consolidated Statement of Financial Position as of January 1, 2004, do not include the two defeased office towers located at La Défense in Paris sold to German investors on June 29 and 30, 2004. They include (i) the third building located at La Défense sold to Philip Morris in 1998 and leased back to Vivendi Universal under a very long-term lease and (ii) two buildings in Berlin which were sold in 1996, the sales being coupled with very long-term leases. The recording in the Consolidated Statement of Financial Position of these assets leads to the cancellation of the related off-balance sheet commitments. In addition, the off-balance sheet commitments related to the two Philip Morris buildings sold in June 2004 were cancelled. Off-balance sheet commitments still existing in respect of the different buildings in La Défense and in Berlin have been reduced to (i) a rent guarantee, up to a maximum accrued amount of €16 million granted by Vivendi Universal to the buyer of one of two office towers sold in June 2004 and (ii) an annual rental guarantee of €12 million granted by Vivendi Universal to the buyer of the Berlin building Quartier 207 in 1996. This building has not been consolidated as of January 1, 2004 because the associated annual rental guarantees are to terminate in December 2006, following the exercise of the put option committing Dresdner Bank to buy it. The underlying debt related to this building is recorded as an off-balance sheet commitment.

28.3.	Specific commitments given as of December 31, 2004

In addition to contractual obligations and commercial commitments given, Vivendi Universal and its subsidiaries have entered into various guarantees or other specific agreements. The most significant ones as of December 31, 2004 are summarized as follows:

Canal+ Group

(1) Canal+ Group has granted various put options to certain minority shareholders of its subsidiaries. With respect to the put options, the contingent liabilities are estimated by the company at approximately €53 million, of which approximately €1 million are exercisable as of December 31, 2004.

Universal Music Group

(1) The original 3-year term of UMG’s 50% joint venture in “The Inc.” (formerly known as “Murder, Inc.”) record label was extended as of February 10, 2002 for an additional 5 years until February 10, 2007. Ninety days after expiry or termination of the term, UMG is obligated to purchase its joint venture partner’s 50% interest under a formula based on prior performance. To date, the group does not think that the exercise of this option could have a significant impact on UMG’s financial position.

SFR Cegetel

(1) Under the terms of the partnership agreement concluded in 2003 between SFR and SNCF, exit conditions take the form of commitments to buy or sell SNCF’s interest in the capital of Cegetel SAS (an entity resulting from the merger of Cegetel and Telecom Développement on December 31, 2003). SFR issued a commitment to buy SNCF’s 35% holding in Cegetel SAS, which can be exercised at any time between January 1, 2007 and March 31, 2010:

(2)
–	at a price of 75% of the market value of the company as determined by a group of experts should this value not exceed €627 million for the total amount of the capital, with a floor of €250 million;
–	for a fixed sum of €470 million if a group of experts value the capital between €627 million and €1,100 million;
–	for €470 million plus 35% of the value of the capital in excess of €1,100 million, as determined by a group of experts, if more than €1,100 million.

The sums payable, as determined in one or other of the cases indicated above, will be subject to a deduction of €67 million, plus interest accrued up to the date of transfer of ownership of the SNCF shares, on the down payment of €32 million made by SFR on December 31, 2003. A cumulative provision of €120 million was accrued as of June 30, 2004 in respect of this put option (please refer to note 14 “Provisions as of December 31, 2004, 2003 and 2002”).

SNCF also issued a commitment to sell its interest in the capital of Cegetel SAS to SFR, which can be exercised between April 1, 2010 and June 30, 2013. The price is set at 35% of the market value of the company as determined by a group of experts, less a deduction of €67 million plus interest accrued at the date of transfer of ownership of the SNCF shares, on the down payment of €32 million made by SFR on December 31, 2003.

Reciprocal vendor warranties were also given by SFR and SNCF, at the time of the merger of Telecom Développement and Cegetel SA. Debt forgiveness undertakings (with financial recovery clauses, dated as of December 2000), in favor of its subsidiaries Cegetel 7 and Cegetel Entreprises (subsequently merged to become Cegetel SA on January 1, 2001, and later Cegetel SAS on December 31, 2003) were amended; SFR waived the right to apply these financial recovery clauses of an initial amount of €813 million, until such time as SFR holds the entire share capital of Cegetel SAS, or less than 5% thereof.

Under the terms of the UMTS license assigned in August 2001 for a 20 year duration, SFR is committed to pay a fee of 1% of UMTS revenues. UMTS roll out occurred in June 2004.

Maroc Telecom

(1) In January 2003, Maroc Telecom signed with the Kingdom of Morocco’s government an investment agreement under which Maroc Telecom committed itself to a 3-year investment program for a total amount of MAD 7 billion and to creating 300 new jobs before January 2006. In return, the Moroccan government committed to exempt Maroc Telecom from customs fees on investment imports. As of December 31, 2004, MAD 2.8 billion (€250 million) of the investment program had still to be spent. If Maroc Telecom does not realize these investments, it will have to pay the unpaid customs fees plus penalties for late payment.

(2) In connection with the stock market listing of Maroc Telecom on December 31, 2004, Vivendi Universal granted employees of this entity a stock price guarantee, capped at €22 million. This guarantee takes effect after a 3-year period and expires June 14, 2008.

Holding & Corporate

(1) In connection with the Seagram merger, Vivendi Universal entered into a Shareholders’ Governance Agreement with members of the Bronfman family, pursuant to which Vivendi Universal agreed, among other things, not to dispose of Seagram shares in a taxable transaction and not to dispose of substantially all of the assets acquired by Vivendi Universal from Seagram in a transaction that would trigger the Gain Recognition Agreement entered into by the Bronfman family and result in the recognition of a taxable gain by it. Under the applicable US income tax regulations, to comply with the foregoing Vivendi Universal must retain at least 30% of the gross assets or at least 10% of the net assets (values determined as of December 8, 2000) until the end of the five-year period ending on December 31, 2005. At the present time, Vivendi Universal is in compliance with this provision.

(2) As of December 31, 2004, Vivendi Universal continued to guarantee commitments given by Veolia Environnement subsidiaries for a total amount of approximately €50 million, mainly relating to performance guarantees given to local authorities (Adelaide and others). All these commitments are being progressively transferred to Veolia Environnement and have been counter-guaranteed by the latter.

(3) Vivendi Universal has counter-guaranteed US financial institutions which have backed the issuance of surety bonds by local reinsurers in favor of Vivendi Universal US operating companies for an amount of €7 million.

(4) Vivendi Universal has retained certain indemnification obligations to GenRe regarding the structure of two interest rate and indices swap agreement contracts implemented late 1997, and terminated in December 2002. Vivendi Universal believes that the likelihood that these obligations could materialize is remote.

(5) In connection with the dispute between Vivendi Universal and IAC (please refer to note 28.5 “Contingent Liabilities”), Vivendi Universal had to deliver a letter of credit of $91 million to IAC, in order to appeal the first ruling issued on June 30, 2004.

(6) In connection with Vivendi Universal obtaining permission to use the Consolidated Global Profit Tax System, Vivendi Universal committed on August 23, 2004, to create at least 1,600 jobs on open-ended contracts within three years, and 2,100 within five years. For that purpose, Vivendi Universal committed to pay €5 million annually for five years.

Vivendi Telecom International

(1) In connection with its investment in Xfera which was sold in 2003, Vivendi Universal granted counter-guarantees of €55 million to a group of banks, which provided a guarantee to the Spanish government covering payment by Xfera of UMTS frequency spectrum fees.

Individual entitlement to training

(1) Law n° 2004-391 of May 4, 2004 regarding professional training and social dialog entitles employees with open-ended contracts to a minimum of 20 hours individual training per year, which can be accumulated over a period of six years, capped at 120 hours. As of December 31, 2004, cumulated training entitlement under this law totaled approximately 207,000 hours.

Commitments related to divestitures and restructuring

(1) As part of the NBC-Universal transaction which occurred in May 2004, Vivendi Universal and GE have given each other some reciprocal commitments customary for this type of transaction, and have assumed obligations relating to taxes, retained businesses and liabilities, and the divestiture of certain businesses. They have undertaken to indemnify each other against losses stemming from among other things the breach of representations and warranties, any breach of the respective covenants and agreements and the incurrence of new liabilities related to contributed operations.

Neither party will have any indemnification obligations for losses as a result of breaches of representations and warranties (i) for any individual item where the loss is less than $10 million and (ii) in respect of each individual item where the loss is equal to or greater than $10 million except where the aggregate amount of all losses exceed $325 million. In that event, the liable party will be required to pay the amount of losses which exceed $325 million, but in no event will the aggregate indemnification payable exceed $2,087.9 million.

In addition, Vivendi Universal will have indemnification liabilities for 50% of every dollar of loss up to $50 million and for all losses in excess for $50 million relating to liabilities arising out of the Most Favored Nation provisions set forth in certain contracts.

Notwithstanding the limitations above, Vivendi Universal and GE will indemnify the other party for fines, penalties, and other costs related to the violation of environmental laws and remedial actions. Aggregate losses stemming from VUE operations up to $15 million will be borne solely by Vivendi Universal and those greater than $15 million but not exceeding $57 million will be covered equally by Vivendi Universal and GE. Aggregate losses arising out of operations contributed by GE, will be solely borne by the latter up to $36 million.

If Universal Parks and Resorts is sold before May 11, 2008, Vivendi Universal shall pay to NBCU 40% of the shortfall amount, if any, equal to the excess of the value of these operations set at the time of the transaction over the sale proceeds, up to a maximum amount of $520 million. Adjustment mechanisms applicable to the liability have been provided for in the event only a part of the UPR assets were to be sold.

The representations and warranties other than those regarding authorization, capitalization and tax representations shall terminate on August 11, 2005. Notices of claims for indemnity for environmental matters must be made by May 11, 2009, except for remediation claims which must be brought by May 11, 2014. Other claims, including those related to taxes, will be subject to applicable statutes of limitations.

(2) As part of the sale of Canal+ Technologies in January 2003, Vivendi Universal granted customary guarantees to Thomson. In addition, Vivendi Universal agreed to indemnify Thomson in the event of specific third party claims up to 50% of costs, capped at approximately €4 million for Vivendi Universal’s share. Vivendi Universal also agreed to guarantee payables due by Canal+ Group subsidiaries for an initial amount of approximately €4 million. Vivendi Universal paid €4 million during the first half of 2004 in respect of these guarantees.

(3) In connection with the divestiture of Canal+ Nordic which occurred in October 2003, the group granted certain customary guarantees to the acquirers up to €22 million, expiring in October 2005. A specific guarantee was also granted up to €50 million, expiring in April 2010. Its application could be extended under certain conditions.

Two guarantees on output deals retained by Canal+ Group amount respectively to a maximum of €20 million and $15 million over the life of the contracts. These guarantees are covered by a back-to-back agreement by the buyers. Canal+ Group has also retained distribution guarantees to Canal Digital and Telenor Broadcast Holding on behalf of its former subsidiary. These guarantees are covered by a back-to-back agreement by the buyers.

(4) In connection with the divestiture of Canal+ Belgique to Deficom and a consortium of cable channel service operators and the sale of the assets of Canal+ N.V. to Télénet in December 2003, the group granted certain customary guarantees to the acquirers with a two year duration and a €5 million cap for each transaction (except for tax and employee-related liabilities). The group granted other specific guarantees for a total amount of approximately €8 million provided in the consolidated statements as of December 31, 2004, €4 million of which has been called to date.

(5) Customary guarantees were also given in 2004 to Dargaud, Sony, AB Groupe and Drucker Channel in respect of the divestitures of Studio Expand animation and entertainment operations and certain Multithématiques assets with a €27 million cap. They expire on March 1, 2014 at the latest.

(6) In connection with the divestiture of Sportfive in 2004, Canal+ Group granted customary guarantees and specific guarantees related to the collection of certain receivables as well as several litigations, expiring on June 30, 2006. The guarantees are shared with RTL Group and capped at €100 million for the sellers (excluding a €7 million threshold), i.e., €50 million for Canal+ Group. A provision amounting to €3 million was recorded as of December 31, 2004 in respect of this guarantee. The sellers also granted customary tax guarantees with no limit as to amount.

(7) In connection with the divestiture of Canal+ Nederland in August 2004, Vivendi Universal granted customary guarantees capped at €4 million (€1 million threshold), expiring in two years. On December 31, 2004, the buyer paid an earn-out of $31 million. The group also kept distribution commitments estimated at $38 million initially linked to this earn-out, which will be written-off on receipt of approval from the competition authorities.

(8) In connection with the sale of fixed-lined telecommunications in Hungary on May 13, 2003, VTI granted customary guarantees to Telemark related to tax liabilities and potential 2002 license payments to the Hungarian state.

(9) In connection with the divestiture of its 55% stake in Monaco Telecom on June 18, 2004, Vivendi Universal granted to Cable and Wireless customary guarantees capped at €90 million (€2.5 million threshold), valid until June 18, 2006. Specific guarantees were also granted capped at €20 million. They expire on June 18, 2009 at the latest.

(10) The divestiture of the 60% stake in Kencell to Sameer Group, which occurred on May 25, 2004, was accompanied by customary guarantees capped at $40 million, expiring on March 31, 2006. Vivendi Universal also granted specific guarantees related to certain receivables and tax loss carry forward.

(11) Under the terms of the agreement governing the sale of Houghton Mifflin shares in December 2002, all the guarantees granted by Vivendi Universal expired on June 30, 2004, excluding guarantees relating to intellectual property which expire at the end of December 2005, guarantees relating to the environment which expire in December 2007, guarantees relating to tax and employee matters subject to statutes of limitation and guarantees relating to share ownership which are unlimited in time.

(12) As part of the sale of the 50% stake held by Vivendi Net UK Ltd in Vizzavi Limited and Vizzavi Europe Holding BV to Vodafone in August 2002, Vivendi Universal granted certain customary guarantees to Vodafone up to its initial 50% share in Vizzavi.

(13) In connection with the dismantling of MP3 operations in 2003, Vivendi Universal granted a guarantee to insurers with respect to representations made to them by MP3.

(14) In connection with the sale of its 49.9% interest in Sithe to Exelon in December 2000, Vivendi Universal granted guarantees on its own representations and those of Sithe. Claims, other than those made in relation to foreign subsidiary commitments, are capped at $480 million. In addition, claims must exceed $15 million, except if they relate to foreign subsidiaries or the divestiture of certain electrical stations to Reliant in February 2000. Some of these guarantees will expire December 18, 2005.

(15) As part of the sale of real estate assets in June 2002 to Nexity, Vivendi Universal granted two autonomous first demand guarantees, one for €40 million and one for €110 million to several subsidiaries of Nexity (SAS Nexim 1 to 6). The guarantees are effective until June 30, 2017. These autonomous guarantees are in addition to the vendor warranties granted by Sig 35, Vivendi Universal’s subsidiary, to SAS Nexim 1 to 6 in connection with guarantee contracts dated June 28, 2002. The vendor warranties are valid for a period of 5 years, from June 28, 2002, except those relating to litigation (valid until the end of the proceedings), tax, custom, and employee-related liabilities (statute of limitations plus 3 months) and the decennial guarantee applicable to real estate.

(16) In connection with the divestiture of Aero Services on April 2, 2004, Vivendi Universal granted customary guarantees capped at $27.5 million, valid for an 18-month period (including fiscal litigation).

(17) In connection with the divestiture of its 50% stake in UCI in October 2004, Vivendi Universal granted customary guarantees to the buyer capped at €135 million. These guarantees expire on April 28, 2006, except for guarantees relating to environment matters which expire on April 28, 2007 and guarantees relating to tax matters which expire at the end of the applicable statute of limitations period.

At the same time, Vivendi Universal continues to provide guarantees in respect of UCI rent commitments to owners of cinema theaters in Germany of approximately €113 million as of December 31, 2004. It received counter-guarantees in this respect from the purchaser of its 50% stake.

Several guarantees issued in 2004 and in prior years expired. The statutes of limitations of certain guarantees related to employee and tax liabilities has not yet run out. To the best of our knowledge no material claims have been made to date.

Various other miscellaneous guarantees were granted by the group for a total amount of approximately €68 million. Among them, a guarantee capped at €29 million which would be reimbursed in approximately 5 years, if it were to be called. In addition, subsidiaries grant guarantees, including in relation to vendor financing in the ordinary course of business, and Vivendi Universal grants guarantees to financial institutions on behalf of its subsidiaries in their pursuit of their operational activity.

     The following table sums up the specific commitments described above:

Transactions and guarantees	Amount	Expiry
Put options to minority shareholders granted by Canal+ Group	Approximately €53 million of which €1 million were exercisable as of December 31, 2004	—
Put option on “The Inc.” records	-	2007
Buy/sell agreement on 35% interest in Cegetel SAS held by SNCF	Price depends on the amount of realizable value of the company :	2007-2010
	- between 0 and €627 million : price equals to 75% of the realizable value (minimum €250 million).
	- between €627 million and €1,100 million: price equals to €470 million
	- above €1,100 million: price equals to €470 million plus 35% of the value of the capital (in excess of €1,100).
UMTS license	1% of revenues earned	2021
Investment program agreed with the Moroccan government	MAD 2.8 billion (€250 million)	2005
Stock guarantee granted by Vivendi Universal to Maroc Telecom employees over Maroc Telecom shares	Maximum of €22 million	2007-2008
Shareholders’ governance agreement with members of the Bronfman family	-	2005
Counter-guarantee on surety bonds	€7 million	—
Obligations to GenRe	-	—
Dispute between Vivendi Universal and InterActiveCorp	Letter of credit of $91 million to IAC	—
Obligations related to the permission to use the Consolidated Global Profit System	- Creation of jobs (2,100 within 5 years)	2009
	- Payment of €5 million annually for 5 years	2009
Counter guarantees to banks in connection with Spanish UMTS license	€55 million	—
Individual entitlement to training	Approximately 207,000 hours in 2004	—
NBC-Universal transaction
- breaches of obligations relating to retained businesses and liabilities, and the divestiture of certain businesses	Capped at $2,087.9 million	—
- obligation to cover the Most Favored Nation provisions	- 50% of every dollar of loss up to $50 million	—
	- 100% of all losses in excess for $50 million	—
- violation of environmental laws and remedial actions:	- 100% up to $15 million	2009
indemnification of aggregate losses stemming from VUE operations	- 50% for those greater than $15 million but not exceeding $57 million	2009
- if Universal Parks & Resorts (UPR) is sold before May 11, 2008	- Payment of 40% of the shortfall amount if any equal to the excess in value of these operations set at the time of the transaction over the sale proceeds, up to a maximal amount of $520 million	2008
Divestiture of Canal+ Technologies	Specific guarantees capped at €4 million	—
Divestiture of Canal+ Nordic	- Customary guarantees up to €22 million	2005
	- Specific guarantees capped at €50 million	2010
Divestiture of Canal+ Belgique and Canal+ N.V.	- Customary guarantees up to €5 million for each transaction	2005
	- Other specific guarantees capped at €8 million	—
Divestiture of the StudioExpand animation and entertainment operations and certain MultiThématiques assets	Guarantees capped at €27 million	2014
Divestiture of Sportfive	Guarantees capped at €50 million	2006
Divestiture of Canal+ Nederland	Guarantees capped at €4 million	2006
Divestiture of fixed-line telecommunications in Hungary	Customary guarantees related, among other, to the license	—
Divestiture of Monaco Telecom	- Guarantees capped at €90 million	2006
	- Specific guarantees capped at €20 million	2009
Divestiture of Kencell	- Guarantees capped at $40 million	2006
	- Specific guarantees	—
Divestiture of Houghton Mifflin	Guarantees relating to intellectual property, to the environnement, to tax and employee matters and to share ownership	2005-2007
Divestiture of 50% stake in Vizzavi	Customary guarantees	—
Dismantling of MP3 operations	Guarantees to insurers	—
Divestiture of Sithe	Guarantees capped at $480 million	2005
Sale of real estate assets	- Vendor warranties	2007
	- Autonomous first demand guarantees capped at €150 total	2017
Divestiture of Aeroservice	Customary guarantees capped at $27.5 million	2005
Divestiture of UCI	Customary guarantees capped at €135 million	2007
Various other miscellaneous guarantees	Approximately €68 million	—

     28.4. Commitments received as of December 31, 2004

Canal+ Group

(1)    Canal+ Group receives commitments from its subscribers estimated at €1,765 million as of December 31, 2004.

(2)    On December 21, 2004, Canal+ Group and France Telecom Group signed an agreement for the sale of their cable activities to the investment fund Cinven and the cable operator Altice. Canal+ Group and France Telecom Group will each retain approximately 20 percent in the new operator. Completion of the agreement, which is subject to regulatory approval from various competition authorities, is expected in 2005. In relation to this operation, Canal+ Group received an €87 million commitment concerning the sale of its current account with NC Numéricable to the new operator.

Universal Music Group

(1)    UMG generally commits to artists and others to pay agreed upon amounts upon delivery of content or other products. Where the artist or other party has not yet delivered content or products, UMG discloses its own obligation as an off Consolidated Statement of Financial Position given commitment. While the artist or other parties are also obligated to deliver content or other product to UMG (these arrangements are generally exclusive), UMG does not report these obligations (or the possible effect of the other party’s failure to deliver) as an offset to its off Consolidated Statement of Financial Position given commitments.

Vivendi Universal Games

(1)    VUG purchased an option to acquire the assets of a development studio, Radical, located in Vancouver, Canada. The Board of Directors of VUG approved a plan to exercise this option in 2005.

(2)    VUG granted operating licenses for the massively multiplayer online role playing game World of Warcraft to China the 9th in China and Softworld in Taiwan. These partners will be responsible for local technical aspects, game masters and customer assistance as well as distribution and marketing. The launch of the game is scheduled for mid-2005 in China and at the end of the year in Taiwan.

SFR Cegetel

(1)    SFR holds licenses for its networks, and for the supply of its telecommunications services for a period of 15 years for GSM (March 1991-March 2006), and 20 years for UMTS (August 2001-August 2021). The terms for the renewal of the GSM license, which terminates in March 2006, have been set by French telecommunications regulator and French Finance Ministry on March 24, 2004. The terms would require the payment of a fixed annual fee of €25 million and a variable fee equal to 1% of GSM revenues. The new terms are associated with commitments on network spreading, principally relating to white zones cover.

(2)    The debt forgiveness granted by SFR to SFD in the amount of €200 million includes a financial recovery clause.

Holding & Corporate

(1)    As part of the NBC-Universal transaction, Vivendi Universal has received certain commitments and guarantees from GE.

As part of the agreements with GE, Vivendi Universal is entitled to sell its stake in NBCU under mechanisms providing for exit conditions at fair market value. As a result, Vivendi Universal will be able to sell its shares on the market beginning in 2006, for an amount up to $3 billion in 2006 and $4 billion in 2007 and each year thereafter. GE will have the right to pre-empt any Vivendi Universal’s sale to the market. Under certain circumstances, if Vivendi Universal does exercise its right to sell its shares on the market and if GE does not exercise its pre-emption right, Vivendi Universal will be able to exercise a put option to GE. Lastly, for a 12-month period commencing on the fifth anniversary of the closing of the NBC-Universal transaction (i.e., as of May 11, 2009), GE will have the right to call either (i) all of Vivendi Universal’s NBCU shares, or (ii) $4 billion of Vivendi Universal’s NBCU shares, in each case at the greater of their market value at the time the call is exercised or their value as determined at the time of the NBC-Universal transaction. If GE calls $4 billion, but not all, of Vivendi Universal’s NBCU shares, GE must call the remaining NBCU, shares held by Vivendi Universal by the end of the 12-month period commencing on the sixth anniversary of the closing of the NBC-Universal transaction (i.e., as of May 11, 2010).

Moreover, under the terms of the transaction, Vivendi Universal will receive from NBCU when VUE Class B preferred interests will be reimbursed, the potential after-tax economic benefit related to the divestiture of the 56.6 million shares of IAC stock transferred to NBCU (above $40.82 per share).

(2)    Vivendi Universal granted a call option to the family shareholders for its UGC shares at a price of €80 million until December 31, 2005. The price may be adjusted in the case of an onward sale by UGC family shareholders at a later date (within one year after the exercise of the call) with an increase in value.

(3)    Vivendi Universal received an underwritten commitment from two banks for a MAD 6 billion non recourse facility designed to finance part of the acquisition of a 16% equity interest in Maroc Telecom. The funds were made available on January 4, 2005.

(4)    As part of existing shareholder agreements (Maroc Telecom, SFR, etc.), Vivendi Universal has obtained certain rights (pre-emption rights, priority rights, etc.) which enable it to control the capital structure of companies owned partially by other shareholders. Conversely, Vivendi Universal has granted similar rights to the latter in the event that it sells its interests to third parties.

Various other miscellaneous guarantees were received by the group for a total amount of approximately €308 million as of December 31, 2004.

     28.5. Contingent Liabilities

          28.5.1. Litigation as of March 9, 2005

To the knowledge of Vivendi Universal, there are no other litigation, arbitration or facts of an exceptional nature which are, or have in the recent past, been capable of having a significant effect on the financial situation, results, business or assets of Vivendi Universal or of the group.

Vivendi Universal or companies in its group are defendants in the following litigation, in particular:

• Following the inquiry opened by the COB on July 4, 2002, the COB notified Vivendi Universal on September 12, 2003 of facts which, in its view, could result in an administrative penalty for non-compliance with sections 1, 2, 3 and 4 of Regulation 98-07.

The facts complained of, which took place prior to the changes made in the management of Vivendi Universal in July 2002, related first to the financial information resulting from the methods of consolidation, in terms of French accounting standards, of the companies Cegetel, Maroc Telecom and Elektrim Telekomunikacja, and secondly, to other items of financial information.

The decision of the AMF Sanctions Commission was notified on December 7, 2004. Vivendi Universal was ordered to pay a financial penalty of €1 million. The method of consolidation by equivalence of Elektrim Telekomunikacja, for the financial year 2001 only, was challenged by the AMF which considers that Elektrim Telekomunikacja, should have been consolidated by way of proportionate integration.

On February 4, 2005, Vivendi Universal appealed against the decision in the Paris Court of appeals. Vivendi Universal took the view, shared by its auditors, that the method of consolidation of the aforesaid company, applied over the period subject to the COB’s investigation, was in accordance with the applicable accounting regulations.

• On May 4, 2004, the French Autorité des Marchés Financiers (AMF) commenced an investigation into Vivendi Universal’s purchase of its own shares between September 1, 2001 and December 31, 2001.

• On January 18, 2005, Vivendi Universal and two of its directors, Jean-René Fourtou and Jean-Bernard Lévy, were served with a notice of complaint issued by the AMF following the inquiry made into observed movements in the Vivendi Universal share price at the time of the issue of bonds redeemable in shares in November 2002.

The AMF complaint against Vivendi Universal is that Deutsche Bank sold institutional investors a product comprising both bonds redeemable in shares and hedging in respect of the Vivendi Universal shares, the description of which was not sufficiently detailed in the prospectus. Vivendi Universal takes the view that it fully complied with its obligations as an issuer to provide information, and Vivendi Universal and its two directors intend to challenge these complaints before the Commission des sanctions of the AMF.

• The investigation initiated by the financial department of the Parquet de Paris regarding the publication of false or misleading information regarding the financial situation or forecasts of Vivendi Universal, as well as the publication of untrue or inaccurate financial statements (for financial years 2000 and 2001) is ongoing. The application for Vivendi Universal to be joined as a civil party was definitively granted by an order of the Court of appeals dated June 25, 2003.

It is too early to predict with certainty the precise outcome of the disputes set out below, to determine their duration or to quantify any potential damages. In the opinion of Vivendi Universal, the claimants’ complaints are without legal or factual cause of action. Vivendi Universal plans to defend vigorously against them and will assert all its rights.

• Since July 18, 2002, a number of claims have been filed against Vivendi Universal, Jean-Marie Messier and Guillaume Hannezo in the United States District Court for the Southern District of New York and in the United States District Court for the Central District of California. On September 30, 2002 the New York court decided to consolidate these claims in a single action under its jurisdiction entitled In re Vivendi Universal S.A. Securities Litigation.

The plaintiffs allege that, between October 30, 2000 and August 14, 2002, the defendants violated certain provisions of the US Securities Act of 1933 and US Securities Exchange Act of 1934. On January 7, 2003, they filed a consolidated class action suit that may benefit to potential groups of shareholders. Damages of unspecified amount are claimed.

The proceedings are currently in the stage of discovery in which the plaintiffs have to prove violation that caused a loss to the shareholders. Vivendi Universal has disclosed its documents.

Witness depositions could take place from April 2005.

• A detailed description of the disputes with Deutsche Bank and Elektrim S.A. related to Elektrim Telekomunikacja and its interests held in Polska Telefonica Cyfrowa is presented in note 7.3 “Equity accounting of Elektrim Telekomunikacja”.

• In the context of the creation of VUE, certain of Vivendi Universal’s affiliates entered into a limited liability partnership agreement dated May 7, 2002 with IAC, formerly USA Interactive, and certain of its affiliates.

On April 15, 2003 a claim was filed by IAC in the Chancery Court of the State of Delaware.

IAC claimed that, pursuant to the partnership agreement, VUE (of which Vivendi Universal controlled 93% and owned 86%) should cover it against various taxes that it might have to pay on the income from VUE preferred shares held by IAC and that the commitment on which IAC relied, payable over a period of 20 years, could represent a sum in the order of $620 million at today’s values.

On June 30, 2004, the Chancery Court upheld the claim of IAC and on August 5, 2004 ordered VUE to pay USANi Sub LLC, a subsidiary of IAC, the sum of $87,663,917 in respect of the first two years of its commitment.

On August 23, 2004, Vivendi Universal appealed against the Chancery Court’s decision of June 30, 2004 to the Supreme Court of the State of Delaware. For the purposes of this appeal, Vivendi Universal provided IAC with a letter of credit in an amount of $91,389,633 representing performance of the obligation for two years plus late payment interest and current interest during the period of the appeal proceedings.

On January 19, 2005, the parties were heard by a bench of three judges who asked for the parties’ arguments to be put before them again at a full hearing of Delaware Supreme Court on a date yet to be fixed.

Vivendi Universal disputes IAC’s assertions and considers that it does not owe that company any sum; consequently, it further believes that it should not make any provision.

• Seagram, then Vivendi Universal as successor to Seagram’s rights, had been in discussion with the US tax authorities since 1998 when, on August 21, 2003, Vivendi Universal received notice from those authorities (IRS) challenging the tax treatment submitted by Seagram in its Form 10-K in the context of the redemption by DuPont in April 1995 of 156 million of its own shares held by Seagram.

The IRS claims additional tax of $1.5 billion plus interest. On October 31, 2003, Vivendi Universal challenged this demand in the United States Tax Court. The IRS filed an answer on December 18, 2003. Vivendi Universal then filed a further reply on February 2, 2004. Discovery of documents is in process.

Vivendi Universal continues to believe that the tax treatment adopted in 1995 is fully compliant with US tax laws at the time. While the outcome of any controversy cannot be predicted with complete certainty, Vivendi Universal considers that this dispute with the IRS could not have a significant effect on its overall financial situation. Furthermore, Vivendi Universal considers that it has made the appropriate provisions in its accounts regarding this litigation.

• SFR is the subject of contentious proceedings which have been served in connection with competition law, proceedings which are often common with other telephony providers. The management of SFR is not in the position to determine the potential impact of the outcome of these proceedings and, consequently, has made no provision in its accounts in relation thereto.

28.5.2.	Other

As of December 31, 2004, different bonds issued by Vivendi Universal are outstanding which are exchangeable for shares in Vinci and Veolia Environnement or redeemable in cash. The terms of these bonds include notably the payment of a premium to bondholders on maturity. Premiums potentially due in the event of cash redemption total €111 million. As of December 31, 2004, cumulative provisions total €89 million.

28.6.	Collateral and Pledges as of December 31, 2004

								Total recorded in
Nature of assets collaterized or pledged	Note	Inception Date		Maturity		Amount of asset		the Consolidated	Corresponding
				Date		pledged		Statement of	percentage
								Financial Position
		(In millions of euros)
On investments
- Pledge on Maroc Telecom shares (corresponding to a 35% interest) to guarantee payment of the put option granted to the Kingdom of Morocco in respect of a 16% stake in Maroc Telecom	30	April 2003	(a)	nd**	(b)	1,518	(c)	na*	na*
- Pledge on NBC Universal shares equal to 125% of the promissory note issued to USI in order to guarantee this financing	17.1	May 2004	(d)	May 2007		716		na*	na*
- Pledges on other investments		1997		nd**		50		2,449	2%
On cash and cash equivalents
- Miscellaneous cash collaterals		2004		nd**		13		3,158	ns***

Total						2,297		na*	na*

*na:	not applicable; **nd: not determined; ***ns: non significant

(a)	This pledge was released on January 4, 2005.

(b)	As these shares are consolidated, the amount indicated corresponds to the value of the shares in the statutory accounts of the holding company.

(c)	As the pledged shares are shares of a consolidated company, they are eliminated in the Consolidated Statement of Financial Position.

(d)	This pledge was released on January 28, 2005.

28.7.	Financial Instruments as of December 31, 2004, 2003 and 2002

Vivendi Universal, as a result of its global operating and financing activities, is exposed to fluctuations in interest rates, foreign currency exchange rates and equity markets. These fluctuations could have a negative impact on net income and financial position. In seeking to minimize the risks and costs associated with such activities, Vivendi Universal follows a centrally administered risk management policy approved by its Board of Directors. As part of this policy, Vivendi Universal uses various derivative financial instruments to manage interest rate, foreign currency exchange rate and equity market risks and their impact on earnings and cash flows. Vivendi Universal generally does not use derivative financial instruments for trading or speculative purposes.

28.7.1.	Interest Rate Risk Management

Interest rate risk management instruments are used by Vivendi Universal to manage net exposure to interest rate changes, to adjust the proportion of total debt that is subject to floating and fixed interest rates and to lower overall borrowing costs. However, the use of these instruments will decrease in line with the substantial reduction in the group’s financial gross debt. The average gross debt (calculated on a daily basis) in 2004 was €10.3 billion, with €8.7 billion at fixed rates and €1.6 billion at floating rates. The average rate was 3.87%. After interest rate management, the cost of average gross debt was 4.75% with a fixed rate ratio of 84%. Before interest rate management and assuming a constant financial structure, a 1% increase in interest rates in 2004 would have generated a supplementary expense of €51 million.

As of December 31, 2002, following implementation of the refinancing plan in the second half of 2002, the portion of the interest rate swap portfolio not yet settled was no longer backed by underlying interests and represented an unrealized loss of €241 million, which was recorded in reserves. As of December 31, 2004, given changes in interest rates and the settlement of part of the portfolio, the provision stands at €162 million (including accrued interest of €28 million).

Interest rate risk management instruments used by Vivendi Universal include pay-floating and pay-fixed interest rate swaps. Pay-floating swaps effectively convert fixed rate debt obligations to LIBOR and EURIBOR. Pay-fixed swaps convert floating rate debt obligations to fixed rate instruments and are considered to be a financial hedge against changes in future cash flows required for interest payments on floating rate debt. Vivendi Universal has also used interest rate collars in order to protect itself against the increase in interest rates above a ceiling rate in exchange for the relinquishment of the decrease of these rates below a floor rate.

     The following table summarizes information concerning Vivendi Universal’s interest rate risk management instruments:

	December 31,
(In millions of euros)	2004	2003		2002
Pay-fixed interest rate swaps
Notional amount of indebtedness	€2,356		€6,321		€8,492
Average interest rate paid	4.92%		4.46%		4,50%
Average interest rate received	2.19%		2.09%		2.82%
Expiry:
Due within one year	—		2,668		1,818
Due between one and two years	92	}		}
Due between two and four years	1,654		3,043		4,410
Due between four and five years	610
Due after five years	—		610		2,264
Pay-floating interest rate swaps
Notional amount of indebtedness	€341		€1,018		€626
Average interest rate paid	2.34%		3.65%		2.85%
Average interest rate received	4.12%		6.33%		5.80%
Expiry:
Due within one year	2		487		387
Due between one and two years	—	}		}
Due between two and four years	281		531		208
Due between four and five years	—
Due after five years	58		—		31
Interest rate swap options
Notional amount of indebtedness	€61		€61		€—
Strike price	5.42%		5.42%		—
Expiry:
Due between two and four years	61		61		—
Interest rate collars
Notional amount of indebtedness	€—		€457		€—
Guarantee rate written	—		4.60%		—
Guarantee rate bought	—		2.50%		—
Expiry:
Due between two and four years	—	}	457		—

Due between four and five years	—				—

     The following schedule presents the net balance after interest risk management as of December 31, 2004:

		Due within one	Due between one	Due between two	Due between four	Due after five
(In millions of euros)	Total	year (a)	and two years	and four years	and five years	years
Financial gross debt including microhedging instruments	€6,293	€3,775	€855	€1,004	€229	€430
Cash and cash equivalents	(3,158)	(3,158)	—	—	—	—

Net balance before interest rate risk management	€3,135	€617	€855	€1,004	€229	€430
Notional amount of the swaps (off Consolidated Statement of Financial Position)	—	(2,017)	92	1,373	552	—

Net balance after interest rate risk management	€3,135	€(1,400)	€947	€2,377	€781	€430

(a)	Including floating-rate debt.

          28.7.2. Foreign Currency Risk Management

     Foreign currency risk management instruments are used by Vivendi Universal to reduce earnings and cash flow volatility associated with changes in foreign currency exchange rates. To protect the value of forecasted foreign currency cash flows, including royalties, licenses, distribution rights and the value of existing foreign currency assets and liabilities, Vivendi Universal enters into various instruments, including forward contracts and currency swaps, that hedge a portion of its anticipated foreign currency exposures for periods not to exceed two years. As of December 31, 2004, Vivendi Universal had effectively hedged (from a financial perspective only and not from an accounting perspective) approximately 92% of its estimated foreign currency exposures, related to anticipated cash flows to be remitted over 2005 and debt-related exposure. The principal currencies hedged were primarily the US dollar, Japanese yen, pound sterling and Canadian dollar. In 2004, commitments were entirely hedged, as well as budgeted cash flows, which were also hedged approximately 80%. With respect to the residual €64 million that was not hedged, an unfavorable movement of 10% in the euro exchange rate could have generated a supplementary expense of €6 million.

     Furthermore, the impact of a hypothetical change in the euro/US dollar exchange rate compared with 2004 average rate used (1€ = $1.235) on Vivendi Universal’s operating indicators would be as follows:

a 5% change:

—	a positive change (appreciation of the US dollar) would lead to an increase of about 1.9% in revenue, 0.7% in operating income and 1.6% in net cash provided by operating activities;

—	a negative change (depreciation of the US dollar) would lead to a decrease of about 1.7% in revenue, 0.7% in operating income and 1.5% in net cash provided by operating activities.

a 10% change:

—	a positive change (appreciation of the US dollar) would lead to an increase of about 4.0% in revenue, 1.6% in operating income and 3.4% in net cash provided by operating activities;

—	a negative change (depreciation of the US dollar) would lead to a decrease of about 3.3% in revenue, 1.3% in operating income and 2.8% in net cash provided by operating activities.

The following table summarizes information concerning Vivendi Universal’s foreign currency risk management instruments:

	December 31,
(In millions of euros)	2004	2003	2002

Currency swaps:
Notional amount	€2,870	€1,834	€2,217
Sale against the euro	979	864	1,437
Sale against other currencies	701	369	93
Purchase against the euro	475	224	594
Purchase against other currencies	715	377	93

Expiry:
Due within one year	2,870	1,834	2,217

Forward contracts:
Notional amount	€93	€73	€3,453
Sale against the euro	90	—	3,315
Sale against other currencies	—	2	46
Purchase against the euro	3	69	45
Purchase against other currencies	—	2	47

Due within one year	93	73	3,453

The following table presents the company’s net balance in the main foreign currencies as of December 31, 2004:

(In millions of currency)	USD	GBP	CHF	JPY	CAD	SEK	NOK	DKK	AUD	HKD	SGD	MXN	CZK	PLN

Assets	2,728	1	—	70	570	37	—	13	—	170	—	366	26	275
Liabilities	(985)	(478)	(23)	(23,045)	—	—	(91)	—	(30)	—	(2)	—	—	(102)

Net balance before management	1,743	(477)	(23)	(22,975)	570	37	(91)	13	(30)	170	(2)	366	26	173
Off-balance sheet balance	(1,836)	474	21	22,920	(565)	(58)	108	(4)	29	(169)	—	(365)	(25)	(143)

Net balance after management	(93)	(3)	(2)	(55)	5	(21)	17	9	(1)	1	(2)	1	1	30

(In millions of euros)	USD	GBP	CHF	JPY	CAD	SEK	NOK	DKK	AUD	HKD	SGD	MXN	CZK	PLN

Assets	2,004	1	—	—	343	4	—	2	—	16	—	24	1	68
Liabilities	(724)	(680)	(15)	(164)	—	—	(11)	—	(17)	—	(1)	—	—	(25)

Net balance before management	1,280	(679)	(15)	(164)	343	4	(11)	2	(17)	16	(1)	24	1	43
Off-balance sheet balance	(1,348)	674	14	163	(340)	(6)	13	(1)	17	(16)	—	(24)	(1)	(35)

Net balance after management	(68)	(5)	(1)	(1)	3	(2)	2	1	—	—	(1)	—	—	8

28.7.3.	Equity Market Risk Management

Vivendi Universal’s exposure to equity markets risk relates to its investments in the marketable securities of unconsolidated entities and in debt securities. Before equity market risk management, a decrease of 10% in the fair value of its portfolio investments would have generated a decrease of €118 million in the value of these assets.

During 2004, 2003 and 2002, Vivendi Universal also hedged certain equity-linked debts using specialized indexed swaps.

	December 31,
(In millions of euros)	2004	2003			2002

Equity-linked swaps:
Notional amount	€160		€37			€266

Expiry:
Due within one year	—		—			132
Due between one and two years	37	}			}
Due between two and four years	70		37			11
Due between four and five years	53
Due after five years (maximum 8 years)	—		—			123

Total return swaps:
Notional amount	€—		€—	(a)		€788

Expiry:
Due within one year	—		—			788

(a)	Relates to the AOL Europe total return swap put in place with LineInvest. This was unwound in 2003 following the exercise by AOL Time Warner of its call options on AOL Europe shares.

Vivendi Universal also entered into various call option agreements to hedge other debt or commitments.

			December 31,
	Note		2004	2003	2002

Call option purchased
Vinci shares	17.1	(a)
Number of shares			6,817,684	6,817,684	5,266,390
Maximum exercise amount (in millions of euros)			€636	€636	€468
Expiry			March 2006	March 2006	March 2006
Treasury shares		(b)
Number of shares			30,877,644	35,106,349	36,084,147
Maximum exercise amount (in millions of euros)			€2,253	€2,292	€2,320
Expiry			December 2008	December 2008	December 2008
Veolia Environnement warrants		(c)
Number of warrants			218,255,690	218,255,690	218,255,690
Maximum exercise amount (in millions of euros)			€1,715	€1,715	€1,715
Expiry			March 2006	March 2006	March 2006

Call option sold
Veolia Environnement	3.2
Number of shares			—	82,486,072	82,486,072
Exercise amount (in millions of euros)			—	€2,186	€2,186
Expiry			—	December 2004	December 2004

(a)	These options were purchased in September 2003 in order to allow Vivendi Universal to deliver, if necessary, Vinci shares at the maturity date of the exchangeable bonds issued in March 2001.

(b)	These options were purchased in June 2001 and December 2002 in order to allow Vivendi Universal to deliver shares on the exercise of stock option plans granted to employees. Based on the current stock price, no options are in the money.

(c)	These warrants, given in December 2001 to Veolia Environnement shareholders, allow their holders to acquire Veolia Environnement shares for €55 per share at a ratio of one share for seven warrants. These warrants should have allowed Vivendi Universal to deliver Veolia Environnement shares at the initial maturity date (March 2006) of the exchangeable bond issued in March 2001. This bond was redeemed in cash in March 2003 and, given the current market price of the Veolia Environnement share, these warrants should not be exercised.

28.7.4.	Fair Value of Financial Instruments

As of December 31, 2004, 2003, and 2002, Vivendi Universal’s financial instruments included cash and cash equivalents, marketable securities, accounts receivable, investments, accounts payable, gross debt and interest rate, foreign currency and equity market risk management contracts. The carrying value of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, bank overdrafts and other short-term borrowings approximated fair value because of the short-term nature of these instruments. The estimated fair value of other financial instruments, as set forth below, has generally been determined by reference to market prices resulting from trading on a national securities exchange or in an over-the-counter market. In cases where listed market prices are not available, fair value is based on estimates using present value or other valuation techniques.

			December 31,
			2004		2003		2002
			Carrying		Carrying		Carrying
(In millions of euros)			Value	Fair Value	Value	Fair Value	Value		Fair Value

Financial assets
Other investments			€2,449	€3,013	€3,549	€3,909	€4,138	(a)	€4,138
Interest rate collars			—	—	—	1	—		—
Currency swaps			17	17	20	20	44		44
Forward exchange contracts			—	—	—	—	106		106

Financial liabilities
Long-term debt			€4,549	€4,760	€9,621	€10,294	€10,455		€10,622
Interest rate swaps (including accrued interest)	(b	)	162	163	228	257	241		257
Forward exchange contracts			—	—	4	4	—		—
Put options on treasury shares	(b	)	—	—	—	—	104		104

(a)	In 2002, due to provisions recognized, the net carrying value of investments corresponds to their fair value.

(b)	In addition to accrued interest, provisions were recorded on these elements in respect of potential losses as of December 31, 2002 and 2003.

28.7.5.	Credit Concentration and Counter-Party Risk

Vivendi Universal minimizes its credit concentration and counter-party risk by entering into contracts only with highly rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although Vivendi Universal’s credit risk is the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and those losses, if any, would not be material. The market risk related to the foreign exchange agreements should be offset by changes in the valuation of the underlying items being hedged. Vivendi Universal’s receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which its products are sold, its reporting units’ presence in many geographic areas, and the diversification of its portfolio among instruments and issuers.

28.7.6.	Liquidity risk

Given the current level of debt, associated with the decrease in the financing expense following the improvement in the debt rating (back to Investment Grade for the three rating agencies) and the redemption of the High Yield Notes, the financial flexibility of the group is, in Vivendi Universal management’s opinion, fully restored.

Rating agency	Rating date	Type of debt	Ratings	Outlook
Standard & Poor’s	June 1, 2004	Long term corporate	BBB-

		Short term corporate	A-3	Positive (November 23, 2004

		Senior unsecured debt	BBB-

Moody’s	October 22, 2004	Long term senior unsecured debt	Baa3	Stable

Fitch Ratings	December 10, 2004	Long term senior unsecured debt	BBB	Stable

Please note that the €2.5 billion dual currency facility implemented in May 2004 has not been drawn to date.

28.8.	Environmental Matters

Vivendi Universal’s operations are subject to evolving and increasingly stringent environmental regulations. Vivendi Universal’s operations are covered by insurance policies. As of December 31, 2004, there were no significant environmental losses.

NOTE 29. STOCK BASED COMPENSATION AS OF DECEMBER 31, 2004, 2003 AND 2002

29.1.	Employee Stock Option Plans

Since its creation through the Seagram acquisition, Vivendi Universal has adopted several stock option plans under which options may be granted to employees to purchase Vivendi Universal common shares. For the most common plans, one-third of the outstanding options vest annually at the end of each of three years from the grant date. Two-thirds of the outstanding options become exercisable at the beginning of the third year from the grant date; the remaining one third becomes exercisable at the beginning of the fourth year from the grant date.

For one exceptional performance-related plan, the “outperformance” plan granted on December 8, 2000, outstanding options vest after six years, but could be accelerated after three years based on the performance of Vivendi Universal common stock versus a composite of the Morgan Stanley Capital International and Dow Jones Stoxx media indices. In any case, outstanding options expire before the tenth year following the date of the grant. No compensation expense has been recorded in connection with these plans.

Prior to the Seagram acquisition, both Vivendi Universal and Canal+ had adopted various stock options plans under which options were granted to employees to purchase common shares at strike prices below the fair market value of the shares on the dates of the grants. At Vivendi Universal, the strike prices were discounted 12.5% to 20% below the fair market value of the shares on the dates of the grants; at Canal+, the discounts were between 0% and 10%. Under these plans, outstanding options vested over a 3- to 5-year period from the date of the grant, became exercisable over a 3- to 5-year period from the date of the grant and expired 5 to 10 years from the date of the grant. On December 8, 2000, outstanding options under the Canal+ option plans were converted to or replaced by Vivendi Universal stock option plans. On this date, the plans were modified so that the options vest in the same way as the new options of the most common plans of Vivendi Universal, described above. No compensation expense has been recorded in connection with these stock option plans.

At the end of 2002, Veolia Environnement was no longer considered a subsidiary of Vivendi Universal, and its employees were thus no longer considered employees of Vivendi Universal. Some of these employees had been granted Vivendi Universal stock options during the past three years, parts of which had not vested at that date. Since no specific clause was included in the rules of the stock option plans covering the terms of a change in status of the grantees, the stock options were neither cancelled nor modified and vest in the same way as before the change in status.

In 2001 and 2002, Vivendi Universal granted stock options to the employees of companies it acquired in order to replace their existing stock option plans. The largest of these companies are IAC, MP3 and StudioCanal. The fair value of the stock options was recorded in addition to the purchase price.

The fair value of Vivendi Universal option grants is estimated on the date of grant using the Binomial Option Pricing Model with the following assumptions for the grants:

	December 31,
	2004	2003	2002
Expected life (in years)	10.0	9.8	5.5
Interest rate	4.4%	3.9%	5.0%
Volatility	20.0%	20.0%	60.0%
Dividend yield	3.0%	3.8%	0%

Transactions involving the combined stock options of Vivendi Universal and Canal+ are summarized as follows:

		Exercise Price
		of Stock
	Stock Options	Options
	Outstanding	Outstanding
Balance at December 31, 2002	48,715,827	€58.5
Granted	12,467,000	14.7
Payable	(234,792)	21.6
Cancelled	(3,125,277)	66.3

Balance at December 31, 2003	57,822,758	€48.9
Granted	8,267,200	20.7
Exercised	(1,674,669)	19.6
Payable	(4,741,765)	36.5
Cancelled	(1,488,466)	56.2

Balance at December 31, 2004	58,185,058	€46.5

On December 8, 2000, 39,999,747 Seagram stock options were converted into 32,061,549 Vivendi Universal stock options on ADSs (American Depository Shares). Transactions involving the stock options on ADSs are summarized as follows:

		Weighted
		Average
	ADS Options	Exercise Price
	Outstanding	of ADS
		Options
		Outstanding
Balance at December 31, 2002	48,461,321	$49.0
Granted	1,510,592	19.4
Adjusted	73	129.0
Exercised	(231,093)	14.4
Payable	(713,609)	33.3
Cancelled	(4,477,165)	49.1

Balance at December 31, 2003	44,550,119	$48.4
Granted	1,684,280	36.2
Adjusted	177	64.4
Exercised	(2,929,000)	18.7
Payable	(1,057,479)	36.8
Cancelled	(1,930,571)	64.1

Balance at December 31, 2004	40,317,526	$49.6

The following table summarizes information concerning currently outstanding and vested stock options and options on ADSs:

		Weighted	Weighted		Weighted
Range of		Average	Average	Number	Average
Exercise	Number	Exercise	Remaining	Vested	Exercise
Prices	Outstanding	Price	Contractual		Price
			Life
Stock options in euros		(in euros)	(in years)		(in euros)
Under €20	14,756,830	€14.3	7.7	5,912,642	€14.0
€20 - €30	8,182,000	20.7	9.4	1,000	20.7
€30 - €40	1,598,730	31.9	1.1	1,572,356	31.9
€40 - €50	9,293,236	47.4	4.0	9,293,236	47.4
€50 - €60	771,926	56.1	4.7	556,922	57.2
€60 - €70	5,449,565	62.3	2.5	5,449,565	62.3
€70 - €80	12,738,615	74.0	3.2	12,738,615	74.0
€80 and more	5,394,156	94.6	3.7	5,394,156	94.6

	58,185,058	€46.5	5.3	40,918,492	€58.6

Stock options on ADS’s in US dollars		(in dollars)	(in years)		(in dollars)
Under $20	2,856,579	$15.4	6.5	2,374,951	$15.6
$20 - $30	2,900,205	24.7	7.7	1,598,856	25.2
$30 - $40	2,230,893	35.7	1.8	2,138,160	35.7
$40 - $50	16,091,017	44.1	3.4	16,091,017	44.1
$50 - $60	3,191,671	57.9	4.0	3,191,671	57.9
$60 - $70	6,981,875	65.7	4.0	6,486,495	65.5
$70 - $80	6,045,256	74.0	5.0	6,039,062	74.0
$80 and more	20,030	206.0	5.1	20,030	206.0

	40,317,526	$49.6	4.2	37,940,242	$50.7

As of December 31, 2004, 34,073,598 stock options and 36,269,110 stock options on ADSs were exercisable at weighted average exercise prices of €62.02 and $50.53, respectively. The options outstanding as of December 31, 2004 expire in various years through 2014.

The weighted-average grant-date fair value of options granted during the year was €4.78 in 2004, €3.57 in 2003 and €13.49 in 2002.

29.2.	Employee Stock Purchase Plans

Vivendi Universal maintains savings plans that allow substantially all full time non-US employees of Vivendi Universal and its subsidiaries to purchase shares of Vivendi Universal. Up to 2003 included, the shares were sold to employees for a price equal to the highest of the following two calculations: (1) a price 20% lower than the average market price of Vivendi Universal shares over the 20 business days preceding the date of authorization by the Board of Directors and (2) a price 15% lower than the market price on the date of authorization by the Board of Directors. Since 2004, the selling price to employees is 20% lower than the average market price of Vivendi Universal shares over the 20 business days preceding the date of authorization by the Board of Directors. Shares purchased by employees under these plans are subject to certain restrictions over their sale or transfer (blocked for 5 years).

Vivendi Universal also set up, in June 2000, a leveraged stock purchase plan named Pegasus, which is available exclusively to the employees of non-French subsidiaries. At the end of a five-year period, the employees are guaranteed to receive the maximum of either their personal contribution plus 6 times the performance of the Vivendi Universal share or their personal contribution plus interest of 5% per year compounded annually. The risk carried by Vivendi Universal is hedged by Société Générale through a trust based in Jersey. This plan matures in June 2005.

Shares sold to employee stock purchase plans are as follows:

	December 31,
	2004	2003	2002
Number of shares	831,171	955,864	2,402,142
Amount suscribed (in millions of euros)	15	12	25

NOTE 30. SIGNIFICANT SUBSIDIARIES AS OF DECEMBER 31, 2004 AND 2003

C: Consolidated; E: Equity.

			2004			2003
			Accounting	Voting	Ownership	Accounting	Voting	Ownership
		Country	Method	Interest	Interest	Method	Interest	Interest
Vivendi Universal S.A.		France	Parent company			Parent company
Canal+ Group
Groupe Canal+ S.A.		France	C	100%	100%	C	100%	100%
Canal+ S.A.	(a)	France	C	49%	49%	C	49%	49%
CanalSatellite S.A.		France	C	66%	66%	C	66%	66%
StudioCanal S.A.		France	C	100%	100%	C	100%	100%
MultiThématiques		France	C	70%	70%	C	64%	64%
Universal Music Group
Universal Studios Holding I Corp.		USA	C	92%	92%	C	92%	92%
Universal International Music B.V.		Netherland	C	100%	92%	C	100%	92%
Universal Music (UK) Holdings Ltd.		GB	C	100%	92%	C	100%	92%
Universal Entertainment GmbH		Germany	C	100%	92%	C	100%	92%
Universal Music K.K.		Japan	C	100%	92%	C	100%	92%
Universal Music France S.A.S.		France	C	100%	92%	C	100%	92%
Universal Music Group, Inc.		USA	C	100%	92%	C	100%	92%
UMG Recordings, Inc.		USA	C	100%	92%	C	100%	92%
Vivendi Universal Games		USA	C	100%	99%	C	100%	99%
SFR Cegetel
SFR	(b)	France	C	56%	56%	C	56%	56%
Cegetel S.A.S.	(c)	France	C	65%	36%	C	65%	36%
Maroc Telecom S.A.	(d)	Morocco	C	51%	35%	C	51%	35%
Mauritel	(e)	Mauritania	C	51%	14%	—	—	—
Vivendi Universal Entertainment/NBC Universal
Universal Studios Holding I Corp.		USA	C	92%	92%	C	92%	92%
Vivendi Universal Entertainment LLLP	(f)	USA	—	—	—	C	93%	86%
NBC Universal		USA	E	20%	18%	—	—	—
Other
Vivendi Telecom International S.A.		France	C	100%	100%	C	100%	100%
Kencell S.A.	(f)	Kenya	—	—	—	C	60%	60%
Monaco Telecom S.A.M.	(f)	Monaco	—	—	—	C	55%	55%
Elektrim Telekomunikacja	(g)	Poland	E	49%	49%	E	49%	49%
Vivendi Universal Publishing S.A.		France	C	100%	100%	C	100%	100%
Atica & Scipione	(f)	Brazil	—	—	—	C	98%	49%
Vivendi Universal Net	(h)	France	—	—	—	C	100%	100%
UGC		France	E	38%	38%	E	38%	38%
Veolia Environnement S.A.	(f)	France	—	—	—	E	20%	20%

(a)	Consolidated because Vivendi Universal (i) has majority control over the Board of Directors, (ii) no other shareholder or shareholder group is in a position to exercise substantive participating rights that would allow them to veto or block decisions taken by Vivendi Universal and (iii) it assumes the majority of risks and benefits pursuant to an agreement between Canal+ S.A. and Canal+ Distribution, a wholly-owned subsidiary of Vivendi Universal. Under the terms of this agreement, Canal+ Distribution guarantees Canal+ S.A. results in return for exclusive commercial rights to the Canal+ S.A. subscriber base.

(b)	SFR is owned 55.8% by Vivendi Universal, 43.9% by Vodafone, and 0.3% by individual shareholders. Under the terms of the shareholders’ agreement, Vivendi Universal has management control of SFR, majority control over the board of directors and appoints the chairman and CEO, majority control over the shareholders’ general meeting, and no other shareholder or shareholder group is in a position to exercise substantive participating rights that would allow them to veto or block decisions taken by Vivendi Universal.

(c)	In December 2003, Cegetel S.A. and Telecom Développement (a network operator, and subsidiary of SNCF) were merged into a new entity named Cegetel S.A.S. The capital of this company is owned 65% by SFR and 35% by SNCF.

(d)	As of December 31, 2004, Vivendi Universal owns a 35% interest in Maroc Telecom, the Kingdom of Morocco holds 50.1% and the remaining 14.9% is held by private investors following an IPO which led to the simultaneous listing of Maroc Telecom shares on the Casablanca and Paris stock exchanges in December 2004. Vivendi Universal consolidates Maroc Telecom because under company by-laws and shareholders’ agreements, Vivendi Universal has majority control over its supervisory board and management board. Under shareholders’ agreements, Vivendi Universal appoints 3 of the 5 members of the management board, appoints the chairman of the management board, exercises 51% of all voting rights at shareholders’ general meetings, granting it, under the majority rules set forth in the company’s by-laws, control over the shareholders’ general meeting, as well as over the supervisory and management boards of Maroc Telecom.

On November 18, 2004, Vivendi Universal and the Kingdom of Morocco agreed to the acquisition by Vivendi Universal of 16% of Maroc Telecom’s capital. Under the terms of the agreement, Vivendi Universal acquired, indirectly through Société de Participation dans les Télécommunications (100% subsidiary of Vivendi Universal) an additional 16% stake in Maroc Telecom. This acquisition, completed on January 4, 2005, allows Vivendi Universal, a strategic partner holding the operating control of Maroc Telecom since the beginning of 2001, to increase its stake from 35% to 51% and, thus, to perpetuate its control over the company. The stake held by the Kingdom of Morocco decreased from 50.1% to 34.1%. Indeed, beyond the shareholders’ agreements which granted Vivendi Universal the majority of votes at shareholders’ general meetings and at the supervisory board until December 30, 2005, Vivendi Universal’s control is now ensured as a result of (i) the direct holding, unlimited in time, of the majority of voting rights at shareholders’ general meetings and (ii) the right to appoint, pursuant to the company by-laws and shareholders’ agreements, 3 out of the 5 members of the management board and 5 out of the 8 members of the supervisory board. The acquisition was completed on January 4, 2005 for a deal price of MAD 12.4 billion, or approximately €1.1 billion, including a premium for continuing control. Payment was made on January 4, 2005 and was financed 50% by long-term debt issued in Morocco of MAD 6 billion, or approximately €537 million.

The agreement signed November 18, 2004 also terminated the obligations under the put option granted by Vivendi Universal to the Kingdom of Morocco concerning 16% of Maroc Telecom share capital. The pledge over the Maroc Telecom shares held by Vivendi Universal, implemented as a payment guarantee, was released on January 4, 2005 following the acquisition of the 16% stake in Maroc Telecom.

(e)	Maroc Telecom has a 51% voting interest and approximately 41% ownership interest in Mauritel S.A., which was acquired in April 2001. This company, the incumbent telecom operator in Mauritania, operates both a fixed-line network and a mobile phone license through a wholly-owned subsidiary. In connection with this acquisition, the Islamic Republic of Mauritania and Maroc Telecom entered into a shareholders’ agreement which provided for, among others, the grant to the Mauritanian Government of veto rights relating to significant transactions. Since these veto rights expired on June 30, 2004, Maroc Telecom is now able to exercise exclusive control over Mauritel. As a result, this subsidiary, accounted for using the equity method as of January 1, 2004, has been fully consolidated since July 1, 2004.

(f)	Participations sold in 2004.

(g)	Please refer to note 7.3 “Equity accounting of Elektrim Telekomunikacja”.

(h)	Operations abandoned as of January 1, 2004.

NOTE 31. SUBSEQUENT EVENTS

The significant events that occurred between December 31, 2004 and March 9, 2005 are described in the appropriate sections. In particular, the situation of Elektrim Telekomunikacja is presented in note 7.3 “Equity accounting of Elektrim Telekomunikacja” and the acquisition of a 16% stake in Maroc Telecom realized on January 4, 2005 is described in note 30 “Significant subsidiaries as of December 31, 2004 and 2003”.

UNAUDITED SUPPLEMENTAL FINANCIAL DATA

Vivendi Universal draws the public’s attention to the equity accounting of Elektrim Telekomunikacja set forth in the “Unaudited Supplemental Financial Data” section. This consolidation method was criticized by the AMF in the sanctions procedures initiated on September 12, 2003 by the COB and based on articles 1, 2, 3 and 4 of Regulation 98-07 concerning disclosure.

Following the inquiry opened by the COB on July 4, 2002, the COB notified Vivendi Universal on September 12, 2003 of facts which, in its view, could result in an administrative penalty for non-compliance with sections 1, 2, 3 and 4 of Regulation 98-07. The facts criticized, which predate the changes in Vivendi Universal executive management in July 2002, related, among other things, to the financial information resulting from the method of accounting for Elektrim Telekomunikacja.

Vivendi Universal has contested these criticisms, because Vivendi Universal considers, in agreement with its auditors, that the method adopted to account for this company during the period reviewed by the COB was in compliance with applicable accounting regulations. The decision of the AMF Sanctions Commission was notified on December 7, 2004. The AMF Sanctions Commission upheld the criticism challenging, for 2001 only, the recording of Elektrim Telekomunikacja using the equity method rather than proportionate consolidation. Vivendi Universal considers that it did not have control of this company at this time and that it still does not have control of this company, either exclusive or joint. Vivendi Universal appealed the decision of the AMF Sanctions Commission on February 4, 2005 before the Paris Court of Appeals.

For information purposes only, Vivendi Universal provides below unaudited supplemental financial data to enable shareholders to assess the impact of the accounting method adopted. This supplemental data presents:

•	the unaudited financial statements of Elektrim Telekomunikacja in condensed format;
•	the unaudited estimated impact of the proportionate consolidation of Elektrim Telekomunikacja.

UNAUDITED SUPPLEMENTAL FINANCIAL DATA

The following financial data presents the unaudited financial statements of Elektrim Telekomunikacja. Vivendi Universal accounts for this company using the equity method, with an ownership and voting interest of 49%.

In 2003 and 2002, Elektrim Telekomunikacja consolidated PTC using the proportionate method following the transfer by Elektrim of its interest in this company to Elektrim Telekomunikacja in September 2001. Previously this company was accounted for using the equity method. Nonetheless, in December 2000, DT commenced an arbitration proceeding in Vienna against Elektrim and Elektrim Telekomunikacja. DT asked the arbitration tribunal to declare invalid the transfer by Elektrim to Elektrim Telekomunikacja of 48% of the PTC shares owned by Elektrim.

In its award (the Award), which was served on the parties on December 13, 2004, the arbitration tribunal held that:

1.  The transfer by Elektrim to Elektrim Telekomunikacja of the PTC shares was ineffective and the PTC shares were to be considered as never having ceased to form part of the assets of Elektrim;

2.   The said sale did not constitute a material breach of Article 16.1 of the Shareholders Agreement between DT and Elektrim, but such a material breach would occur if Elektrim did not recover the shares concerned within two months of service of the Award;
3.  The Tribunal dismissed DT’s claim for a declaration that an Economic Impairment on the part of Elektrim existed; and
4.  The Tribunal did not have jurisdiction over Elektrim Telekomunikacja, and the claims concerning Elektrim Telekomunikacja could not be entertained in the context of the arbitration;

DT withdrew its claim concerning its financial loss.

On February 2, 2005, this Award was the subject of a writ of exequatur issued by the Warsaw Tribunal (Regional Court — Civil Division) with regard to the first three points described above. On February 22, 2005, Elektrim Telekomunikacja appealed against this partial exequatur for breach of the provisions of the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, dated June 10, 1958, caused by this partial exequatur. On February 23, 2005, the Warsaw Public Prosecutor appealed against this decision of partial exequatur.

In the context of proceedings by Elektrim Telekomunikacja concerning ownership of the PTC shares, notified to PTC by Elektrim Telekomunikacja on December 10, 2004, the Warsaw Tribunal (Regional Court — Commercial Division), by an injunction issued on December 30, 2004, granted Elektrim Telekomunikacja’s request to prohibit any amendment of the company register held by PTC. This injunction is currently the subject of an appeal by DT and Elektrim.

In parallel with these proceedings, Elektrim attempted twice to unilaterally obtain from the Warsaw Registry Court an amendment of the registration of ownership of the PTC shares allocated to Elektrim Telekomunikacja, in its favor. In its decision rendered on February 10, 2005, the Warsaw Registry Court considered the claims to be unjustified with regard to the aforesaid injunction awarded on December 30, 2004 and dismissed the proceedings. Nevertheless, on February 25, 2005, the Warsaw Registry Court has, based on PTC shareholders lists and deliberations by the Boards drawn up and produced by DT and Elektrim in conditions considered to be fraudulent by Elektrim Telekomunikacja and PTC, authorized the registration of Elektrim as a shareholder of PTC in lieu of Elektrim Telekomunikacja. Elektrim Telekomunikacja and PTC have commenced proceedings in order to rectify the register and filed a complaint before the Warsaw Public Prosecutor.

The arbitration decision of December 13, 2004 and the partial acknowledgement (exequatur) decision of February 2, 2005 increase the legal uncertainty surrounding the ownership of the PTC shares held by Elektrim Telekomunikacja, transferred to it by Elektrim in September 2001. Vivendi Universal considers that this legal uncertainty represents severe long-term restrictions, as defined in paragraph 101 of CRC Rule 99-02, calling into question the joint control and influence which Elektrim Telekomunikacja is deemed to exercise over PTC. As such, Vivendi Universal accounted for Elektrim Telekomunikacja using the equity method in 2004 based on financial statements in which the PTC investment is no longer consolidated from January 1, 2004 and also neutralized the equity in earnings of Elektrim Telekomunikacja in its Consolidated Financial Statements. Please refer to note 7.3 to the Consolidated Financial Statements “Equity accounting of Elektrim Telekomunikacja”. Had Vivendi Universal proportionally consolidated Elektrim Telekomunikacja, itself proportionally consolidating PTC, Vivendi Universal’s 2004 net income would have been increased by €130 million, including €55 million corresponding to equity in PTC’s earnings.

     1.1. Condensed statement of income

	Elektrim Telekomunikacja
	Year Ended December 31,
(In millions of euros)	2004		2003	2002
Revenues	€—		€702	€749
Operating income (loss)	(26)		89	125
Income (loss) before gain (loss) on businesses sold, net of provisions, income tax, equity affiliates, goodwill amortization and minority interests	153		(120)	(132)
Income (loss) before equity affiliates, goodwill amortization and minority interests	153		(42)	(163)

Net income (loss)	€153	*	€(81)	€(1,063)

* excluding equity in PTC’s earnings.

     1.2. Condensed statement of financial position

			Elektrim Telekomunikacja
			December 31,
(In millions of euros)			2004		2003		2002
Long-term assets				€—		€1,136	(a)	€1,559
Current assets				17		158		176
including cash and cash equivalents				16		22		8

Total assets				€17		€1,294		€1,735

Shareholders’ equity				(671)		(108)	(a)	—
Long-term debt	(b	)		622		960		1,132
Other non-current liabilities and accrued expenses				—		147		175
Bank overdrafts and other short-term borrowings				—		40		182
Other short-term liabilities				66		255		246

Total shareholders’ equity and liabilities				€17		€1,294		€1,735

(a)	After impairment losses recorded by Vivendi Universal in 2002.

(b)	Before elimination of shareholder advances granted to Elektrim Telekomunikacja by Vivendi Universal and VTI of €622 million, €588 million and €595 million as of December 31, 2004, 2003 and 2002 respectively.

     1.3. Condensed statement of cash flows

Elektrim Telekomunikacja
Year Ended December 31,
(In millions of euros)	2004	2003	2002
Net cash provided by operating activities	na*	na*	na*
Net cash provided by (used for) investing activities	na*	na*	na*
Net cash provided by (used for) financing activities	na*	na*	na*

Change in cash and cash equivalents	na*	na*	na*

*na: not available

UNAUDITED ESTIMATED IMPACT OF THE PROPORTIONATE CONSOLIDATION OF ELEKTRIM TELEKOMUNIKACJA

The unaudited estimated impact of the proportionate consolidation of Elektrim Telekomunikacja, in accordance with the criticisms formulated by the AMF Sanctions Commission, instead of being accounted for using the equity method which Vivendi Universal considers to be correct, with the agreement of its auditors, is presented below for illustration purposes based on the following two assumptions: (i) proportionate consolidation of Elektrim Telekomunikacja and PTC, and (ii) proportionate consolidation of Elektrim Telekomunikacja based on financial statements in which PTC is not consolidated.

As shown in the unaudited estimated data presented below, the proportionate consolidation of Elektrim Telekomunikacja would have no significant impact on Vivendi Universal’s Consolidated Financial Statements. In 2004, it would have resulted in:

•	an increase of 2.5% in operating income and an increase of 3.0% in financial net debt on the basis of the proportionate consolidation of Elektrim Telekomunikacja and PTC;
•	a decrease of 0.4% in operating income and a decrease of 0.5% in financial net debt on the basis of proportionate consolidation of Elektrim Telekomunikacja based on financial statements in which PTC is not consolidated.

     2.1. With proportionate consolidation of PTC

The proportionate consolidation of Elektrim Telekomunikacja and PTC would have resulted in:

•	an increase in consolidated revenues compared with the published financial statements of Vivendi Universal of €355 million for the year ended December 31, 2004 (+1.7%), €343 million for the year ended December 31, 2003 (+1.3%) and €364 million for the year ended December 31, 2002 (+0.6%);

•	an increase in operating income compared with the published financial statements of Vivendi Universal of €87 million for the year ended December 31, 2004 (+2.5%), €54 million for the year ended December 31, 2003 (+1.6%) and €61 million for the year ended December 31, 2002 (+1.6%);

•	an increase in total consolidated assets compared with the published financial statements of Vivendi Universal of €394 million as of December 31, 2004 (+0.9%), €394 million as of December 31, 2003 (+0.7%) and €553 million as of December 31, 2002 (+0.8%);

•	an increase in financial net debt compared with the published financial statements of Vivendi Universal of €94 million as of December 31, 2004 (+3.0%), €192 million as of December 31, 2003 (+1.7%) and €348 million as of December 31, 2002 (+2.8%).

     2.2. Based on financial statements in which PTC is not consolidated

The proportionate consolidation of Elektrim Telekomunikacja based on financial statements in which PTC is not consolidated would have resulted in:

•	nil impact on consolidated revenues compared with the published financial statements of Vivendi Universal for the year ended December 31, 2004 and an increase in consolidated revenues compared with the published financial statements of Vivendi Universal of €19 million for the year ended December 31, 2003 (+0.1%) and €40 million for the year ended December 31, 2002 (+0.1%);

•	a decrease in operating income compared with the published financial statements of Vivendi Universal of – €13 million for the year ended December 31, 2004 (–0.4%), – €15 million for the year ended December 31, 2003 (–0.5%) and
– €17 million for the year ended December 31, 2002 (–0.4%);

•	an increase in total consolidated assets compared with the published financial statements of Vivendi Universal of €106 million as of December 31, 2004 (+0.2%), €113 million as of December 31, 2003 (+0.2%) and €167 million as of December 31, 2002 (+0.2%);

•	a decrease in financial net debt compared with the published financial statements of Vivendi Universal of €8 million as of December 31, 2004 (–0.5%) and an increase in financial net debt compared with the published financial statements of Vivendi Universal of €12 million as of December 31, 2003 (+0.1%) and €82 million as of December 31, 2002 (+0.7%).